UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 14, 2025

ARES ACQUISITION CORPORATION II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41691	98-1592112
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor
New York, New York	10167
(Address of principal executive offices)	(Zip Code)

(310) 201-4100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, and one-half of one redeemable warrant	AACT.U	New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	AACT	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	AACT WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

Business Combination Agreement

On April 14, 2025 (the “Signing Date”), Ares Acquisition Corporation II, a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation prior to the Closing) (“AACT”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among AACT, Kodiak Robotics Inc., a Delaware corporation (“Kodiak”), and AAC II Merger Sub, Inc., a Delaware corporation (“Merger Sub”). The transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.” AACT, Merger Sub and Kodiak are individually referred to as a “Party” and, collectively, the “Parties.”

The Business Combination Agreement and the Business Combination were unanimously approved by the boards of directors of each of AACT (including, in the case of the AACT, the special committee of its board of directors (the “Special Committee”)), Merger Sub and Kodiak.

The Business Combination is expected to close in the second half of 2025, following the receipt of the required approval by AACT’s shareholders and the fulfillment of other customary closing conditions.

The Domestication

Subject to obtaining the required shareholder approvals and at least one day prior to the time of the closing (the “Closing,” and the date on which the Closing occurs, the “Closing Date”) of the Business Combination, AACT will deregister as a Cayman Islands exempted company and transfer by way of continuation to and domesticate as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). In connection with the Domestication, AACT will file with the Secretary of State of the State of Delaware a certificate of incorporation (the “Charter”). Among other things, the Charter will change AACT’s name to “Kodiak AI, Inc.” (such company after the Domestication, “New Kodiak”) and set forth the rights and preferences of the equity interests of New Kodiak.

Immediately prior to the Domestication, each of the then issued and outstanding Class B ordinary shares of AACT, par value $0.0001 per share (each, a “Cayman Class B Share”), will convert automatically, on a one-for-one basis, into a Class A ordinary share of AACT, par value $0.0001 per share (each, a “Cayman Class A Share”). In connection with the Domestication: (i) each of the then issued and outstanding Cayman Class A Shares will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of New Kodiak (the “New Kodiak Common Stock”); (ii) each of the then issued and outstanding warrants representing the right to purchase one Cayman Class A Share (each, a “Cayman Purchaser Warrant”) will convert automatically into a warrant to acquire one share of New Kodiak Common Stock pursuant to the related warrant agreement (each warrant, a “New Kodiak Warrant”); and (iii) each of the then issued and outstanding units of AACT will be canceled and each holder will be entitled to one share of New Kodiak Common Stock and one-half of one New Kodiak Warrant.

The Business Combination and Consideration

In connection with the Closing, Merger Sub will merge with and into Kodiak (the “Merger”), with Kodiak being the surviving corporation and continuing as a direct wholly owned subsidiary of New Kodiak.

The aggregate consideration to be received in respect of the Business Combination by the stockholders of Kodiak, excluding the holders of Dissenting Shares and Cancelled Shares (each as defined in the Business Combination Agreement), shall be equal to the Aggregate Consideration (as defined below) and the Earn

Out Securities (as defined below). “Aggregate Consideration” means a number of shares of New Kodiak Common Stock equal to: (a) $2,500,000,000 divided by (b) the Redemption Price (as defined in the Business Combination Agreement), with the value in (a) subject to certain adjustments as further described in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, AACT will contribute to Kodiak an amount in cash (the “Available Closing Cash”) equal to the sum of (without duplication): (a) all amounts in the AACT trust account as of 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date, less (i) amounts required for the redemptions of Cayman Class A Shares by AACT’s shareholders (including any excise taxes expected to be payable in connection with the redemptions as reasonably determined by AACT in good faith consultation with Kodiak) and (ii) transaction expenses of Kodiak and AACT, plus (b) the aggregate proceeds, if any, actually received by AACT from the PIPE Investment (as defined in the Business Combination Agreement) plus, (c) all other cash and cash equivalents of AACT, determined in accordance with general accepted accounting principles as in effect in the United States.

Kodiak Securityholder Earn Out

As part of the Business Combination, Kodiak securityholders will be eligible to receive up to an aggregate of 75,000,000 shares of New Kodiak Common Stock and restricted stock units (collectively, the “Earn Out Securities”) upon satisfaction of certain milestones. The restricted stock unit portion of the Earn Out Securities will be issued at Closing and will vest ratably upon achievement of such milestones, and the common stock portion of the Earn Out Securities will be issued upon satisfaction of the applicable milestones. An initial 25,000,000 Earn Out Securities will vest or be issued to Kodiak securityholders, if, within the Earn Out Period, the volume weighted average closing sale price of New Kodiak Common Stock equals or exceeds $18.00 per share, subject to adjustments as set out in the Business Combination Agreement (the “Triggering Event I Threshold”), for a period of at least twenty out of thirty consecutive trading days (“Triggering Event I”). An additional 25,000,000 Earn Out Securities will vest or be issued to Kodiak securityholders, if, within the Earn Out Period, the volume weighted average closing sale price of New Kodiak Common Stock equals or exceeds $23.00 per share, subject to adjustments as set out in the Business Combination Agreement (the “Triggering Event II Threshold”), for a period of at least twenty out of thirty consecutive trading days (“Triggering Event II”). The remaining 25,000,000 Earn Out Securities will vest or be issued to Kodiak securityholders, if, within the Earn Out Period, the volume weighted average closing sale price of New Kodiak Common Stock equals or exceeds $28.00 per share, subject to adjustments as set out in the Business Combination Agreement (the “Triggering Event III Threshold”), for a period of at least twenty out of thirty consecutive trading days (“Triggering Event III”). The “Earn Out Period” means the time period beginning on the Closing Date and ending on the date that is the four-year anniversary of the Closing Date (inclusive of the first and last day of such period).

If during the Earn Out Period there is a Change of Control (as defined in the Business Combination Agreement) that will result in: (i) holders of New Kodiak Common Stock receiving a per share price equal to or in excess of the Triggering Event I Threshold, then Triggering Event I shall be deemed to occur and the relevant Earn Out Securities shall be issued immediately prior to the consummation of the Change of Control; (ii) holders of New Kodiak Common Stock receiving a per share price equal to or in excess of the Triggering Event II Threshold, then Triggering Event II shall be deemed to occur and the relevant Earn Out Securities shall be issued immediately prior to the consummation of the Change of Control; and (iii) holders of New Kodiak Common Stock receiving a per share price equal to or in excess of the Triggering Event III Threshold, then Triggering Event III shall be deemed to occur and the relevant Earn Out Securities shall be issued immediately prior to the consummation of the Change of Control.

Governance

The Parties have agreed to take all necessary action, including causing the current directors of AACT to resign, so that effective at the Closing, the board of directors of New Kodiak (the “New Kodiak Board”) will consist of a three class “staggered” board of seven individuals (appointed in accordance with the applicable stock exchange’s rules). The New Kodiak Board will consist of six (6) directors chosen by Kodiak and one (1) director chosen by Ares Acquisition Holdings II LP, a Cayman Islands exempted limited partnership (the “Sponsor”), which will serve as a Class III director. Subject to the terms of AACT’s amended and restated memorandum and articles of association, the Charter and the bylaws of New Kodiak upon Domestication (the “Bylaws”), AACT and Kodiak shall take all such action within their power as may be necessary or appropriate such that immediately following the Closing Date, the New Kodiak Board shall initially include such director nominees to be designated by Kodiak and the Sponsor pursuant to written notice to be delivered to AACT following the Signing Date.

Representations and Warranties; Covenants

The Parties have made customary representations, warranties, and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of AACT and Kodiak prior to the Closing Date. In addition, AACT has agreed, subject to shareholder approval, to adopt an equity incentive plan and employee stock purchase plan prior to the Closing Date, as described in the Business Combination Agreement.

In connection with the foregoing, AACT, through its board of directors and the Special Committee, shall recommend to AACT’s shareholders the approval of the Required Transaction Proposals (as defined below), the proposal to approve any separate or unbundled non-binding advisory proposals as are required to implement the Charter and Bylaws and the adoption and approval of any other proposals AACT reasonably considers to be necessary or appropriate in connection with the Business Combination (following consultation with Kodiak) (together with the Required Transaction Proposals, the “Transaction Proposals”). Notwithstanding the foregoing, at any time prior to, but not after, the Domestication, the board of directors of AACT and the Special Committee may withdraw, amend, qualify or modify its recommendation to AACT’s shareholders that they vote in favor of the Transaction Proposals (a “Modification in Recommendation”), if they shall have concluded in good faith, after consultation with their outside legal advisors and financial advisors, that the failure to make a Modification in Recommendation would be a breach of their fiduciary duties under applicable law. AACT’s obligations to establish a record date for, duly call, give notice of, convene and hold an extraordinary general meeting of AACT’s shareholders shall not be affected by any Modification in Recommendation.

Conditions to Each Party’s Obligations

The obligations of AACT and Kodiak to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions. Without limiting the generality of the foregoing, such closing conditions include: (i) the adoption or approval, as applicable, by AACT’s shareholders (the “AACT Shareholder Approval”) of: (A) the Business Combination Agreement in accordance with applicable law and exchange rules and regulations; (B) the Domestication; (C) the Charter and the Bylaws; (D) any separate or unbundled non-binding advisory proposals as are required to implement the foregoing; (E) approval of the issuance of shares of New Kodiak Common Stock as required by the listing rules of the applicable stock exchange; (F) the adoption by AACT of the Equity Incentive Plan and ESPP (each as defined in the Business Combination Agreement); (G) the election of members of the New Kodiak Board; and (H) any other proposals as the U.S. Securities and Exchange Commission (the “SEC”) (or staff members of the SEC and any applicable stock exchange) may indicate are necessary in its comments to the registration statement on Form S-4 (the “Registration Statement”) to be filed by AACT and Kodiak or any related correspondence (such proposals in clauses (A), (B), (C) and (E) through (H), together, the “Required Transaction Proposals”); (ii) the receipt of the requisite consent of the stockholders of Kodiak; (iii) any applicable waiting period or any extension of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (and the rules and regulations promulgated under such Act) in respect of the Business Combination being expired or earlier terminated without the imposition of burdensome conditions; (iv) the Registration Statement becoming effective; (v) conditional approval of the listing of the New Kodiak Common Stock on the applicable stock exchange, subject to satisfaction of the round lot holders requirement for initial listing; (vi) the accuracy of the representations and warranties of each Party and the performance of the covenants and agreements of the Parties subject, in each case, to customary standards; and (vii) the completion of the Domestication.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing. Without limiting the generality of the foregoing, such circumstances include (i) by mutual written consent of AACT and Kodiak; (ii) by AACT or Kodiak if AACT has not extended the term for it to complete an initial business combination by April 25, 2025; (iii) by AACT or Kodiak if the Closing has not occurred on or before January 26, 2026 (or such later date agreed in writing by the Parties); (iv) by Kodiak, if at any time prior to the receipt of AACT Shareholder Approval, the board of directors of AACT or the Special Committee has amended, qualified, withdrawn or modified its recommendation to AACT’s shareholders that they vote in favor of the Transaction Proposals; (v) by Kodiak if the AACT Shareholder Approval is not obtained by AACT after the conclusion of the extraordinary general meeting of AACT’s shareholders held for the purpose of voting on the Transaction Proposals and (vi) by AACT if the approval of Kodiak’s stockholders is not obtained by Kodiak by the second business day following the date the Registration Statement has been declared effective by the SEC and the prospectus thereto has been filed and distributed. The right to terminate if the approval of Kodiak’s stockholders is not obtained in accordance with the prior sentence shall expire upon the delivery of the approval of Kodiak’s stockholders.

The foregoing description of the Business Combination Agreement, the Business Combination and the related transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated by reference in this Current Report on Form 8-K. The Business Combination Agreement contains representations, warranties and covenants that the Parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about AACT or Kodiak. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the Parties, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions of such representations, warranties, covenants and agreements, as characterizations of the actual state of facts or condition of any Party. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in AACT’s public disclosures.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, AACT entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with Kodiak and the Sponsor. Under the terms of the Sponsor Support Agreement, the Sponsor agreed to, among other things: (i) vote in favor of adoption of the Transaction Proposals; (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management or board of directors of AACT (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements); (iv) vote against any proposal, action or agreement that would: (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination; (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of AACT under the Business Combination Agreement; (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled; (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor in the Sponsor Support Agreement; or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, AACT; and (v) be bound by the terms of the lockup provisions in the Bylaws as described below. Each officer and director of AACT previously entered into a letter agreement with AACT in connection with AACT’s initial public offering, pursuant to which they agreed to vote any AACT ordinary shares held by them in favor of the Business Combination. If at any time following the Signing Date and until the termination of the Business Combination Agreement, the board of directors of AACT and the Special Committee effect a Modification in Recommendation, then the obligations to vote or consent in accordance with the foregoing clauses (i)-(iv) shall automatically be deemed to be modified such that the Sponsor will vote or provide its consent with respect to its Subject Securities (as defined in the Sponsor Support Agreement) in the same proportion to the votes cast or consent provided, as applicable, by the holders of the Cayman Class A Shares.

Pursuant to the Sponsor Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement and the liquidation of AACT, the Sponsor shall not (subject to limited and customary exceptions), without the prior written consent of Kodiak: (i) sell, offer to sell, contract or agree to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any Cayman Class B Shares or Cayman Purchaser Warrants (together, the “Sponsor Subject Securities”); (ii) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of any Sponsor Subject Securities; (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii); or (iv) publicly announce any intention to effect any transaction specified in the foregoing clauses (i) or (ii).

Pursuant to the Sponsor Support Agreement, but subject to the consummation of the Business Combination, the Sponsor agreed to waive all anti-dilution rights with respect to the rate that the Cayman Class B Shares convert into the Cayman Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

In addition, pursuant to the Sponsor Support Agreement, during the Earn Out Period, fifty percent (50%) of the shares of New Kodiak Common Stock held by the Sponsor following the Domestication will be subject to vesting and vest upon the shares of New Kodiak Common Stock meeting the Triggering Event I Threshold, for a period of at least twenty out of thirty consecutive trading days (the “Sponsor Earn Out Securities”). If, during the Earn Out Period there is a Change of Control, that will result in holders of New

Kodiak Common Stock receiving a per share price equal to or in excess of the Triggering Event I Threshold, then the Sponsor Earn Out Securities shall vest as of immediately prior to the consummation of the Change of Control.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1, and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Company Support Agreement

Concurrently with the execution of the Business Combination Agreement, certain stockholders of Kodiak entered into Company Support Agreements (each, a “Company Support Agreement”). Under the terms of the Company Support Agreement, at each meeting of the Kodiak stockholders or in any action by written consent of Kodiak stockholders such stockholders have agreed to: (i) be present at any such meeting for the purposes of establishing a quorum (in the case of any stockholder meeting); and (ii) vote (or cause to be voted) or consent (or cause to be consented) all Subject Company Stock (as defined in the Company Support Agreement) (A) in favor of the Business Combination (and any actions required in furtherance of the Business Combination), (B) in favor of the other matters set forth in the Business Combination Agreement, and (C) against (I) any Alternative Transaction and any and all other proposals (x) that could reasonably be expected to delay or impair the ability of Kodiak to consummate the Business Combination, (y) which are in competition with or materially inconsistent with the Business Combination Agreement or any ancillary document to the Business Combination Agreement, or (z) that would reasonably be expected to result in any breach of any representation, warranty, covenant, obligation or agreement contained in the Business Combination Agreement or any ancillary document to the Business Combination Agreement, and (II) any other action or proposal involving Kodiak that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Business Combination or would reasonably be expected to result in any of the conditions to AACT’s obligations to consummate the Business Combination set forth in Article VIII of the Business Combination Agreement to not be fulfilled.

Pursuant to the Company Support Agreement, no Kodiak stockholder party to a Company Support Agreement shall (subject to limited and customary exceptions), without the prior written consent of AACT: (i) subject to certain limited exceptions, directly or indirectly, sell, transfer, assign, pledge, mortgage, exchange, hypothecate, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise) in any Subject Company Stock, (ii) enter into (A) any option, warrant, purchase right or other contract that would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require the Kodiak stockholder to transfer the Subject Company Stock prior to the Closing or termination of the Business Combination Agreement, or (B) any voting trust, proxy or other contract with respect to the voting or transfer of the Subject Company Stock, or (iii) take any actions in furtherance of any of the matters described in the foregoing clauses (A) or (B).

In addition, each Kodiak stockholder party to a Company Support Agreement has agreed: (i) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law; and (ii) not to commence, join in, facilitate, assist, encourage or participate in, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against AACT, Kodiak, Merger Sub or any of their respective affiliates: (A) challenging the validity of, or seeking to enjoin the operation of, any provision of the Company Support Agreement; or (B) alleging a breach of any fiduciary duty of Kodiak’s board of directors in connection with the Company Support Agreement, the Business Combination Agreement or the Business Combination.

The foregoing description of the Company Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Form of Company Support Agreement, a copy of which is included as Exhibit 10.2, and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Lock-Up Restrictions

Bylaws

Pursuant to the Bylaws, for a period of one year following the Closing, the holders of shares of New Kodiak Common Stock issued (i) as consideration in the Business Combination; (ii) upon the exercise of options or warrants following the Closing in respect of options or warrants of Kodiak that have become options or warrants of New Kodiak; (iii) issued to or owned by the Sponsor or by directors or officers of AACT as of immediately prior to the Closing; or (iv) to directors, officers or employees of New Kodiak or its subsidiaries (other than in connection with shares issued pursuant to New Kodiak’s employee stock purchase plan) (such shares the “Lockup Shares”), may not, without the prior written consent of the New Kodiak Board, (A) exchange, transfer, assign, lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the 1934 Act with respect to, any Lockup Shares, or any right or interest therein; (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lockup Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; (C) take any action in furtherance of any of the matters described in clause (A) or (B); or (D) publicly announce any intention to effect any transaction specified in clause (A) or (B). The Bylaws provide for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members. Notwithstanding the foregoing, if the New Kodiak Common Stock trades above a closing price of $12.00 for twenty of thirty consecutive trading days commencing 150 days after Closing, then the transfer restrictions of the lock-up will fall away.

The foregoing description of the lockup provisions in the Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Bylaws, a copy of which is included as Exhibit B to the Business Combination Agreement (attached as Exhibit 2.1), and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Amended and Restated Registration Rights Agreement

At the Closing, New Kodiak, the Sponsor and certain securityholders of Kodiak will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”). Among other things, the A&R Registration Rights Agreement provides that the Sponsor and such other securityholders will be granted certain customary registration rights, on the terms and subject to the conditions in the A&R Registration Rights Agreement, with respect to securities of New Kodiak that they will hold following the Business Combination.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of A&R Registration Rights Agreement, a copy of which is included as Exhibit D to the Business Combination Agreement (attached as Exhibit 2.1), and the terms of which are incorporated by reference in this Current Report on Form 8-K.

PIPE Investments

Concurrently with the execution of the Business Combination Agreement, in connection with a financing effort related to the Business Combination, AACT entered into subscription agreements with certain institutional and accredited investors (the “PIPE Investors” and the subscription agreements, the “Subscription Agreements”). Under the terms of the Subscription Agreements, the PIPE Investors agreed, subject to the terms and conditions set forth in the Subscription Agreements, and following the Domestication, to subscribe for and purchase from New Kodiak an aggregate of $60 million worth of shares of New Kodiak Common Stock (the “PIPE Stock”). The base purchase price per share for the PIPE Stock will equal the Redemption Price, subject to adjustment such that the purchase price per share will be 90% of the Redemption Price for any PIPE Investor that subscribes for $50 million or more of PIPE Stock. We refer to such transactions as the “PIPE Investments.” The closing of the PIPE Investments is conditioned upon, among other things, the completion or concurrent consummation of the Business Combination.

Pursuant to the Subscription Agreements, a PIPE Investor may elect to reduce the number of shares of PIPE Stock it is obligated to purchase under its Subscription Agreement, on a one-for-one basis, up to the total amount of shares of PIPE Stock subscribed for under the Subscription Agreement, to the extent the PIPE Investor (i) purchases Cayman Class A Shares in open market transactions at a price of less than the Redemption Price prior to the record date established for voting at the extraordinary general meeting of AACT to approve the Business Combination (the “Open Market Purchase Shares”); or (ii) beneficially owned any Cayman Class A Shares as of the date of its Subscription Agreement (the “Currently Owned Shares”). With respect to Open Market Purchase Shares, the PIPE Investor must agree to (A) not sell or otherwise transfer any Open Market Purchase Shares prior to the Closing; (B) not vote any Open Market Purchase Shares in favor of approving the Business Combination or any extension of AACT and instead submit a proxy abstaining from voting on such proposal; and (C) to the extent such investor has the right to have any of its Open Market Purchase Shares redeemed for cash in connection with the Closing or in connection with any extension of AACT, not exercise any such redemption rights. With respect to Currently Owned Shares, the PIPE Investor must agree to (A) not sell or otherwise transfer any Currently Owned Shares prior to the Closing, (B) vote all of its Currently Owned Shares in favor of approving the Business Combination or any extension of AACT, and (C) to the extent such investor has the right to have any of its Currently Owned Shares redeemed for cash in connection with the Closing or in connection with any extension of AACT, not exercise any such redemption rights.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is included as Exhibit 10.3, and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Item 3.02.	Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investments is incorporated by reference in this Current Report on Form 8-K. The shares of New Kodiak Common Stock to be offered and sold in connection with the PIPE Investments have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

Item 7.01.	Regulation FD Disclosure.

On April 14, 2025, AACT and Kodiak issued a joint press release announcing their entry into the Business Combination Agreement. The press release is furnished as Exhibit 99.1 and incorporated by reference into this Item 7.01.

The investor presentation that AACT and Kodiak have prepared for use in connection with the Business Combination is furnished as Exhibit 99.2 and incorporated by reference into this Item 7.01.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 8.01	Other Events.

Prior to the execution of the Business Combination Agreement, certain institutional and accredited investors provided approximately $23.6 million of interim financing to Kodiak in the form of Simple Agreements for Future Equity (collectively the “SAFE Facility”), including $10 million from an affiliate of the Sponsor. Concurrently with the execution of the Business Combination Agreement, certain institutional and accredited investors entered into a second lien loan and security agreement (the “Second Lien Facility”) with Kodiak to provide $28.3 million of bridge financing in the form of a convertible loan, including $20 million from an affiliate of the Sponsor. In connection with entering the Second Lien Facility, and immediately prior to the execution and delivery of the Business Combination Agreement, such affiliate converted its $10 million of previously provided SAFE Facility into such convertible loan. In connection with the consummation of the Business Combination, (i) immediately prior to the Closing, the loans under the Second Lien Facility will convert into equity securities of Kodiak; and (ii) upon the Closing, such Kodiak securities will convert into equity securities of New Kodiak.

Forward Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These include AACT or Kodiak or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Kodiak’s and AACT’s expectations with respect to future performance, the addressable market for Kodiak’s products, Kodiak’s operational and product roadmap and its ability to produce its products at a commercial level, the competitive and regulatory landscape for Kodiak’s products, Kodiak’s estimated target economics, the capitalization of AACT after giving effect to the proposed Business Combination and expectations with respect to the future performance and the success of the combined company following the consummation of the Business Combination. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed Business Combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of Kodiak’s products; risks related to working with third-party manufacturers for key components of Kodiak’s products; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the proposed Business Combination with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this Current Report on Form 8-K contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this Current Report on Form 8-K includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed Business Combination, AACT and Kodiak plan to file the Registration Statement with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of AACT to vote on the proposed Business Combination. AACT and Kodiak also plan to file other documents and relevant materials with the SEC regarding the proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be established for voting on the proposed Business Combination. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed Business Combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the proposed Business Combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1†	Business Combination Agreement, dated as of April 14, 2025, by and among Ares Acquisition Corporation II, Kodiak Robotics, Inc. and AAC II Merger Sub, Inc.

10.1†	Sponsor Support Agreement, dated as of April 14, 2025, by and among Ares Acquisition Corporation II, Kodiak Robotics, Inc. and Ares Acquisition Holdings II LP.

10.2	Form of Company Support Agreement, by and among Ares Acquisition Corporation II, Kodiak Robotics, Inc. and the persons set forth on Schedule A thereto.

10.3	Form of Subscription Agreement.

99.1	Press Release, dated as of April 14, 2025.

99.2	Investor Presentation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5) or (b)(2), as applicable. The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 14, 2025

ARES ACQUISITION CORPORATION II

By:	/s/ Allyson Satin
Name:	Allyson Satin
Title:	Chief Operating Officer

Exhibit 2.1

Execution Version

CONFIDENTIAL

Dated April 14, 2025

Business Combination Agreement

by and between

Ares Acquisition Corporation II,

as the Purchaser,

AAC II Merger Sub, Inc.,

and

Kodiak Robotics, Inc.,

as the Company,

i

EXHIBITS

Exhibit A	—	Form of Purchaser Charter upon Domestication
Exhibit B	—	Form of Purchaser Bylaws upon Domestication
Exhibit C	—	Form of Company Support Agreement
Exhibit D	—	Form of A&R Registration Rights Agreement
Exhibit E	—	Form of Written Consent

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of April 14, 2025 (the “Signing Date”) by and between Ares Acquisition Corporation II, a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), AAC II Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of the Purchaser (“Merger Sub”), and Kodiak Robotics, Inc., a Delaware corporation (the “Company”). The Purchaser, Merger Sub and the Company are sometimes referred to individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

WHEREAS, the Purchaser is a special purpose acquisition company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to such conditions being capable of being satisfied at the Closing), prior to the Closing, the Purchaser shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and Part XII of the Cayman Companies Act (the “Domestication”). The Domestication will take place at least one day prior to the Closing;

WHEREAS, immediately prior to the Domestication, each then issued and outstanding Purchaser Class B Ordinary Share shall convert automatically, on a one-for-one basis, into a Purchaser Class A Ordinary Share (the “Sponsor Share Conversion”). In connection with the Domestication: (a) each then issued and outstanding Purchaser Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Domesticated Purchaser Common Stock; (b) each then issued and outstanding warrant of the Purchaser (each a “Cayman Purchaser Warrant”) shall convert automatically into a warrant to acquire one share of the Domesticated Purchaser Common Stock (“Domesticated Purchaser Warrant”), pursuant to the Warrant Agreement; and (c) each then issued and outstanding unit of Purchaser (the “Cayman Purchaser Units”) shall be cancelled and will thereafter entitle the holder of such unit to one share of Domesticated Purchaser Common Stock and one-half of one Domesticated Purchaser Warrant;

WHEREAS, substantially concurrently with or immediately following the Domestication, and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to such conditions being capable of being satisfied at the Closing), the Purchaser will: (a) file a certificate of incorporation with the Secretary of State of the State of Delaware in substantially the form attached as Exhibit A (the “Purchaser Charter upon Domestication”); and (b) adopt bylaws in substantially the form attached as Exhibit B (the “Purchaser Bylaws upon Domestication”). Purchaser and the Company may agree upon changes to the forms attached as Exhibits A and B, provided those changes are reflected in a written instrument signed by each of Purchaser and the Company;

WHEREAS, subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to such conditions being capable of being satisfied at the Closing), at the Closing, Merger Sub will merge with and into the Company, with the Company surviving (the “Merger”), resulting in the Company becoming a direct wholly-owned subsidiary of the Purchaser;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement, pursuant to which the Sponsor has agreed, subject to the terms and conditions set forth in the Sponsor Support Agreement, among other things, to vote to adopt and approve this Agreement and the Transactions, including the Domestication and the Merger;

WHEREAS, as a condition and inducement to Purchaser’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Founder has executed and delivered to Purchaser a Company Support Agreement in the form attached as Exhibit C (a “Company Support Agreement”) pursuant to which the Founder has agreed, subject to the terms and conditions set forth in the Company Support Agreement, to vote (whether pursuant to a duly convened meeting of the equityholders of the Company or pursuant to an action by written consent of the equityholders of the Company) to adopt and approve, promptly following the time at which the Proxy Statement/Registration Statement shall have been declared effective by the SEC, this Agreement and the Transactions, including the Merger;

WHEREAS, following the execution and delivery of this Agreement, each of the remaining Company Support Stockholders will execute and deliver to Purchaser by the Company Support Agreement Deadline a Company Support Agreement pursuant to which each such Company Support Stockholder will agree, subject to the terms and conditions set forth in the Company Support Agreement, to vote (whether pursuant to a duly convened meeting of the equityholders of the Company or pursuant to an action by written consent of the equityholders of the Company) to adopt and approve, promptly following the time at which the Proxy Statement/Registration Statement shall have been declared effective by the SEC, this Agreement and the Transactions, including the Merger;

WHEREAS, on or prior to the Signing Date, Purchaser entered into subscription agreements with certain investors (the “Initial PIPE Investors”), and Purchaser may, in accordance with Section 7.19, from time to time following the Signing Date and prior to the Closing, enter into additional subscription agreements with certain additional investors (“Additional PIPE Investors” and, together with the Initial PIPE Investors, the “PIPE Investors”). Pursuant to such agreements, the Initial PIPE Investors have agreed to purchase from the Purchaser shares of Domesticated Purchaser Common Stock (such investments, collectively, the “Initial PIPE Investment”) and any Additional PIPE Investors will agree to purchase from the Purchaser shares of Domesticated Purchaser Common Stock (such investments, collectively, the “Additional PIPE Investment” and, together with the Initial PIPE Investment, the “PIPE Investment”). The PIPE Investment will be consummated prior to or substantially concurrently with the Closing (but at the earliest, the day after the day on which the Domestication is consummated);

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, the Sponsor, the Purchaser, the Company Stockholders and the other parties to such agreement will enter into an Amended and Restated Registration and Shareholders Rights Agreement (the “A&R Registration Rights Agreement”) in substantially the form attached as Exhibit D. The Purchaser and the Company may agree upon changes to the form attached as Exhibit D, provided those changes are reflected in writing signed by each of the Purchaser and the Company;

WHEREAS, the Parties intend that, for U.S. federal, and applicable state and local, income tax purposes: (i) the Domestication qualifies as a “reorganization” described in Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated under Section 368 of the Code; (ii) the Sponsor Share Conversion qualifies as a “reorganization” described in Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated under Section 368 of the Code; (iii) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code; (iv) this Agreement constitutes, and is adopted by the Purchaser as, a separate “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated under Sections 354, 361 and 368 of the Code for each of the Domestication and Sponsor Share Conversion; and (v) this Agreement constitutes, and is adopted by the Purchaser, Merger Sub, and the Company as, a separate “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated under Sections 354, 361 and 368 of the Code for the Merger (each an “Intended Tax Treatment,” and collectively, the “Intended Tax Treatments”);

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, for the Company to enter into this Agreement and each Ancillary Document to which the Company will be a party and to consummate the Transactions, including the Merger; (b) approved the execution and delivery by the Company of this Agreement, each of the Ancillary Documents to which it will be a party and the Transactions, including the Merger, on the terms and subject to the conditions of this Agreement; (c) directed that this Agreement be submitted to the Company Stockholders for their adoption and approval; and (d) resolved to recommend the approval and adoption of this Agreement and the Transactions, including the Merger, by the Company Stockholders;

WHEREAS, concurrently with the execution of this Agreement, the Company is entering into a Second Lien Loan and Security Agreement (the “Second Lien Loan and Security Agreement”) pursuant which the Company has borrowed an aggregate of $38,340,000 from the Second Lien Lenders;

WHEREAS, the board of directors of the Purchaser and the Special Committee have: (a) determined that it is in the best interests of the Purchaser and the Purchaser Shareholders, and declared it advisable, for the Purchaser to enter into this Agreement providing for the Transactions, including the Domestication and the Merger, and each Ancillary Document to which it will be a party; (b) approved the execution and delivery by the Purchaser of this Agreement, each of the Ancillary Documents to which it will be a party and the Transactions, including the Domestication and Merger, on the terms and subject to the conditions of this Agreement; (c) directed that this Agreement be submitted to the Purchaser Shareholders for adoption; and (d) resolved to recommend the approval and adoption of this Agreement and the Transactions, including the Domestication and the Merger, by the Purchaser Shareholders; and

WHEREAS, the board of directors of Merger Sub has: (a) determined that it is in the best interests of Merger Sub and its stockholder, and declared it advisable, for Merger Sub to enter into this Agreement and consummate the Transactions, including the Merger; (b) approved this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions of this Agreement; (c) directed that this Agreement be submitted to its stockholder for its adoption and approval; and (d) resolved to recommend the approval and adoption of this Agreement and the Transactions, including the Merger, by its stockholder.

NOW, THEREFORE, the Parties agree as follows:

ARTICLE I

MERGER

Section 1.01 Merger. On the terms and subject to the conditions of this Agreement, at least one day following the Domestication, at the Effective Time, Merger Sub shall be merged with and into the Company, with the Company surviving the Merger (the Company being sometimes referred to in reference to the periods at and after the Effective Time as the “Surviving Company”). Following the Merger the separate corporate existence of Merger Sub shall cease. The Merger shall be evidenced by a certificate of merger (the “Certificate of Merger”) and consummated in accordance with this Agreement and the DGCL and, upon the filing of the Certificate of Merger or at such later time as may be agreed by the Purchaser and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

Section 1.02 Effects of the Merger.

(a) The Merger shall have the effects set forth in this Agreement and the DGCL. By virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, subject to the terms of this Agreement, including Section 10.14. In addition, all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

(b) At the Effective Time, the certificate of incorporation and bylaws of the Company as in effect immediately prior to the Effective Time shall by operation of law be the certificate of incorporation and bylaws of the Surviving Company. Such certificate of incorporation shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with applicable Law.

(c) The Parties will take such actions as are necessary so that immediately following the Effective Time: (i) the directors installed at the Purchaser in accordance with Section 7.17 will be the initial directors of the Surviving Company, each to serve in accordance with the certificate of incorporation and bylaws of the Surviving Company; and (ii) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company.

Section 1.03 Effect of the Merger on Capital Stock of the Company and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holder of any Company Stock:

(a) Conversion of Merger Sub Common Stock. Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Company, par value $$0.000001 per share.

(b) Cancellation of Certain Company Stock. All Company Stock issued and outstanding immediately prior to the Effective Time held by the Company in treasury or owned by the Purchaser or Merger Sub (collectively, the “Cancelled Shares”) shall no longer be outstanding. All such shares shall be automatically canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Treatment of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Cancelled Shares and Dissenting Shares, without any action on the part of the Parties or the Company Stockholders, shall be converted into the right to receive, without interest and subject to any applicable Tax withholding: (a) the Per Share Merger Consideration, as set forth in the Allocation Schedule; and (b), as, when and to the extent issuable pursuant to this Agreement, the Per Share Additional Consideration, as set forth in the Allocation Schedule.

(d) Treatment of Company Preferred Stock. As of immediately prior to the Effective Time, in accordance with Article V, Section 4(b)(ii) or Section 4(b)(iv), as applicable, of the Company’s certificate of incorporation, each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into fully-paid, non-assessable shares of Company Common Stock at the then effective applicable Conversion Rate for such share. Each share of Company Common Stock received upon conversion of the Company Preferred Stock in accordance with the immediately preceding sentence shall be treated in the Merger as provided in Section 1.03(c), above.

Section 1.04 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock, Company Preferred Stock, Purchaser Class A Ordinary Shares or Purchaser Class B Ordinary Shares shall have been changed into a different number of shares or a different class or series, by reason of any share subdivision, stock split, reverse stock split, share consolidation, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction, then any number, value or amount contained in this Agreement which is based upon the number of shares of Company Common Stock, Company Preferred Stock, Purchaser Class A Ordinary Shares or Purchaser Class B Ordinary Shares will be appropriately adjusted to provide to the holders of Company Common Stock and Company Preferred Stock and the holders of Purchaser Class A Ordinary Shares and Purchaser Class B Ordinary Shares the same economic effect as contemplated by this Agreement. Notwithstanding the immediately preceding sentence, this Section 1.04 shall not be construed to permit any Party to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

Section 1.05 Allocation Schedule.

(a) No later than three Business Days prior to the Closing Date, the Company shall deliver to the Purchaser (and the Purchaser shall thereafter deliver to the Exchange Agent) an allocation schedule (the “Allocation Schedule”), setting forth:

(i) Company Securityholders:

(A) The number of shares of Company Common Stock held by each Company Stockholder as of immediately prior to the Effective Time, on an as-converted to Company Common Stock basis (including the number of shares of Company Common Stock issuable to each Company Stockholder upon conversion of the Company Preferred Stock based on the then applicable Conversion Rate);

(B) The number of shares of Company Common Stock subject to each Company Option held by each holder of Company Options as of immediately prior to the Effective Time, and the exercise price of such Company Options;

(C) The number of SAFE Conversion Shares attributable to each Company SAFE Investor as of immediately prior to the Effective Time;

(D) The number of and type of Second Lien Conversion Shares attributable to each Second Lien Lender as of immediately prior to the Effective Time;

(E) The number of shares of Company Common Stock subject to each Company Warrant that has not been exercised as of immediately prior to the Effective Time, and the exercise price of each such Company Warrant;

(ii) Allocation of Closing Merger Consideration; Exchanged Options; Assumed Warrants:

(A) The portion of the Aggregate Consideration to be allocated to each Company Stockholder, Company SAFE Investor and holder of Net Exercising Warrants;

(B) (1) The number of shares of Domesticated Purchaser Common Stock that will be subject to each Exchanged Company Option; and (2) the exercise price of such Exchanged Company Option at the Effective Time;

(C) (1) The number of shares of Domesticated Purchaser Common Stock that will be subject to each Assumed Warrant; and (2) the exercise price of such Assumed Warrant at the Effective Time;

(D) The Second Lien Loan Consideration to be allocated to each Second Lien Lender;

(iii) Allocation of Earnout Stock; Earnout RSUs:

(A) The portion of Triggering Event I Earnout Stock, Triggering Event II Earnout Stock and Triggering Event III Earnout Stock that may become issuable to each Eligible Recipient in accordance with Section 4.01; and

(B) The number of Earnout RSUs to be awarded to each holder of Company Options in accordance with Section 1.06(a)(ii).

(iv) Company Transaction Costs: A good faith calculation of the aggregate amount of the Company Transaction Costs to be paid as of the Closing, including all invoices, wire instructions and applicable Tax forms for each Person owed (and any other supporting details reasonably requested by the Purchaser); and

(v) Certificate: A certificate, duly executed by an authorized executive officer of the Company in his or her capacity as an executive officer of the Company that the information delivered in the Allocation Schedule is and as of immediately prior to the Effective Time will be true, complete and correct in all respects. The Company will review and consider any comments to the Allocation Schedule provided by the Purchaser or any of its Representatives in good faith.

Notwithstanding anything to the contrary in this Agreement, the aggregate number of shares of Domesticated Purchaser Common Stock that each Company Securityholder or other Person will have a right to receive under this Agreement as of the Effective Time will be rounded down to the nearest whole share. In no event shall the aggregate number of shares of Domesticated Purchaser Common Stock set forth on the Allocation Schedule exceed the Aggregate Consideration, Earnout RSUs and, to the extent issued pursuant to Section 4.01, the Earnout Stock.

(b) The Purchaser, Merger Sub, the Exchange Agent and their respective Affiliates and Representatives shall be entitled to rely on the names, amounts and other information set forth in the Allocation Schedule without any independent investigation or inquiry. None of the Purchaser, Merger Sub, the Exchange Agent or their respective Affiliates or Representatives shall have any liability to any Company Securityholder or any other Person for relying on the Allocation Schedule. Further, the Purchaser, Merger Sub, the Exchange Agent and their respective Affiliates have no obligations, duty or liability with respect to the calculation of amounts or information set forth in the Allocation Schedule. Except with the Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), the Allocation Schedule will not be formally modified for purposes of this Agreement after its initial delivery to the Purchaser except pursuant to a written instruction from the Company. To be valid, any such written instruction shall be accompanied by a certification from an authorized executive officer of the Company acting in his or her capacity as an executive officer of the Company that such modification is true, complete and correct. The Purchaser, the Exchange Agent and their respective Affiliates and Representatives shall then be entitled to rely, without any independent investigation or inquiry, on such modified Allocation Schedule.

Section 1.06 Treatment of Company Equity Awards.

(a) Company Options.

(i) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, automatically and without any action on the part of the Parties or the holder of such Company Option, shall cease to represent an option to purchase Company Common Stock (a “Company Option”) and shall be converted into an option to purchase a number of shares of Domesticated Purchaser Common Stock (such option, an “Exchanged Company Option”) equal to: (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time; multiplied by (B) the Per Share Merger Consideration (rounded down to the nearest whole share, with no cash being payable for any fractional share eliminated by such rounding). The exercise price of each Exchanged Company Option shall be an exercise price per share equal to: (x) the exercise price per share of Company Common Stock of the predecessor former Company Option immediately prior to the Effective Time divided by (y) the Per Share Merger Consideration (rounded up to the nearest whole cent).

(ii) In addition, as soon as reasonably practicable following the Effective Time, each holder of a Company Option shall receive for each outstanding share of Company Common Stock underlying such Company Option, an award of restricted stock units of Purchaser denominated in a number of shares of Domesticated Purchaser Common Stock (each, an “Earnout RSU”) equal to the product of (A) the number of shares of Company Common Stock that were issuable upon exercise of such Company Option as of immediately prior to the Effective Time multiplied by (B) the Per Option Share Earnout RSU Amount (rounded down to the nearest whole number of shares of Domesticated Purchaser Common Stock, with no cash being payable for any fractional share eliminated by such rounding).

(iii) Notwithstanding this Section 1.06(a), the treatment of Company Options shall be subject to such modifications, if any, as are required to cause such treatment to be made in a manner consistent with the requirements of Section 409A of the Code; and, as applicable, Section 424 of the Code. Except as specifically provided in Section 1.06(a)(i) above, following the Effective Time, each Exchanged Company Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the predecessor former Company Option immediately prior to the Effective Time, subject to such adjustments as reasonably determined by the Post-Closing Purchaser Board or a committee thereof administering the Equity Incentive Plan to be necessary or appropriate to give effect to the Transactions.

(iv) Notwithstanding anything in this Section 1.06(a) to the contrary, a holder of a Company Option shall only be granted Earnout RSUs if such holder is a Continuing Employee and remains in continuous service to the Purchaser or its Subsidiaries on the grant date of such award. In addition, each Earnout RSU shall be subject to substantially the same service-based vesting condition as applied to the former Company Option in respect of which it has been issued. In addition, the following vesting conditions shall additionally apply to each Earnout RSU: (A) one third of such Earnout RSU shall vest only if Triggering Event I shall have occurred or been deemed to have occurred in accordance with Section 4.01; (B) an additional one third of such

Earnout RSU shall vest only if Triggering Event II shall have occurred or been deemed to have occurred in accordance with Section 4.01 and (C) the remaining one third of such Earnout RSU shall vest only if Triggering Event III shall have occurred or been deemed to have occurred in accordance with Section 4.01, subject, in the case of each of clauses (A) through (C), to the Earnout RSU holder’s continued service to the Purchaser or its Subsidiaries as of such time the applicable Triggering Event occurs.

(b) At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall: (i) adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options pursuant to this Section 1.06; and (ii) take all actions necessary to ensure that from and after the Effective Time the Purchaser will not be required to deliver Company Stock or other shares of capital stock of the Company to any Person pursuant to or in settlement of Company Options.

Section 1.07 Treatment of Company Warrants.

(a) Immediately prior to the Effective Time, it is anticipated that each Company Warrant that has not been exercised as of immediately prior to the Effective Time, pursuant to the terms such Company Warrant either: (i) will be “net” exercised in exchange for shares of Company Stock in accordance with its terms and cancelled, extinguished, retired or shall otherwise cease to exist and the holder of such Company Warrant shall cease to have any rights with respect thereto, other than with respect to the Company Stock into which such Company Warrant has been exchanged (each such Company Warrant, a “Net Exercising Warrant”); or (ii) will be assumed by the Purchaser pursuant to the terms of such Company Warrant (each resulting warrant, an “Assumed Warrant”).

(b) Each Assumed Warrant shall be subject to the same terms and conditions as were applicable to its predecessor Company Warrant immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions. Accordingly, effective as of the Effective Time: (A) each Assumed Warrant shall be exercisable solely for shares of Domesticated Purchaser Common Stock; (B) the number of shares of Domesticated Purchaser Common Stock subject to each Assumed Warrant shall be determined by multiplying the number of shares of Company Common Stock subject to the predecessor Company Warrant, as in effect immediately prior to the Effective Time, by the Per Share Merger Consideration and rounding the resulting number down to the nearest whole number of shares of Domesticated Purchaser Common Stock; (C) the per share exercise price for the Domesticated Purchaser Common Stock issuable upon exercise of each Assumed Warrant shall be determined by dividing the per share exercise price for the shares of Company Common Stock subject to the predecessor Company Warrant, as in effect immediately prior to the Effective Time by the Per Share Merger Consideration, and rounding the resulting exercise price up to the nearest whole cent; and (D) as, when and to the extent issuable pursuant to and subject to the terms this Agreement, the holder of each Assumed Warrant shall be entitled to a portion of Earnout Stock determined by dividing the aggregate number of shares of Company Common Stock underlying such Assumed Warrant by the number of shares of Company Fully Diluted Stock.

Section 1.08 Treatment of Company SAFEs. Effective as of immediately prior to the Effective Time, each outstanding Company SAFE shall automatically, without any action on the part of the Parties or the applicable Company SAFE Investor, be converted into SAFE Conversion Shares. Each SAFE Conversion Share received upon conversion of the Company SAFEs in accordance with the immediately preceding sentence shall be treated in the Merger as provided in Section 1.03(c), above (the “SAFE Consideration”). Following the Effective Time, each Company SAFE shall terminate in accordance with its terms, and each Company SAFE Investor shall cease to have any rights with respect to its Company SAFE other than the right to receive the SAFE Consideration in respect of the SAFE Conversion Shares attributable to such Company SAFE as set forth in the Allocation Schedule.

Section 1.09 Treatment of Second Lien Loans. Except as otherwise agreed with the applicable Second Lien Lender, effective as of immediately prior to the Effective Time, each outstanding Second Lien Loan shall automatically, without any action on the part of the Parties or the applicable Second Lien Lender, be converted into the Second Lien Conversion Shares, and effective as of the Effective Time, the Second Lien Conversion Shares shall automatically, without any action on the part of the Parties or the applicable Second Lien Lender, be converted into the right to receive, subject to any applicable Tax withholding the consideration specified in the Second Lien Loan and Security Agreement (the “Second Lien Loan Consideration”). Following the Effective Time, each Second Lien Loan shall terminate in accordance with its terms, and each Second Lien Lender shall cease to have any rights with respect to its Second Lien Loan other than the right to receive the Second Lien Loan Consideration.

Section 1.10 Exchange of Company Certificates and Company Book Entry Shares.

(a) Exchange Agent. Prior to the Effective Time, the Company and the Purchaser shall appoint a bank or trust company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration in accordance with this Section 1.10. At or immediately following the Effective Time, the Purchaser shall deposit (or cause to be deposited) with the Exchange Agent the number of shares of Domesticated Purchaser Common Stock and, if applicable, other Equity Securities of the Purchaser comprising the aggregate Merger Consideration or other consideration to be issued at Closing in respect of: (i) certificates that immediately prior to the Effective Time represented Company Stock, other than Cancelled Shares and Dissenting Shares (“Company Certificates”); (ii) non-certificated outstanding Company Stock represented by book entry, other than Cancelled Shares and Dissenting Shares (“Company Book-Entry Shares”); (iii) Company SAFEs outstanding as of immediately prior to the Effective Time; (iv) Second Lien Loans outstanding as of immediately prior to the Effective Time; and (v) Net Exercising Warrants, in the case of each of clauses (i) through (v), in accordance with the Allocation Schedule, for exchange in accordance with this Section 1.10 through the Exchange Agent (the “Exchange Fund”). Pursuant to irrevocable instructions, the Exchange Agent shall deliver the aggregate Merger Consideration contemplated to be issued at the Closing pursuant to the Allocation Schedule out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. Promptly following the Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Securityholder (other than any holder of Assumed Warrants or Company Options) a letter of transmittal in such form as the Exchange Agent customarily provides and reasonably acceptable to Purchaser and the Company (the “Letter of Transmittal”). The Letter of Transmittal shall specify that delivery shall be effected, and, in the case of Surrenderable Company Securities, risk of loss and title shall pass, only upon delivery of a duly completed Letter of Transmittal and, if applicable, the surrender to the Company of Surrenderable Company Securities covered by such Letter of Transmittal (or delivery of an affidavit of loss, theft or destruction in lieu of the surrender of such Surrenderable Company Securities in accordance with Section 1.10(e)). Such Letter of Transmittal will include instructions for effecting the surrender of Surrenderable Company Securities (or the provision of an affidavit of loss, theft or destruction in lieu of the surrender of such Surrenderable Company Securities in accordance with Section 1.10(e)) in exchange for the Merger Consideration due in respect of such Surrenderable Company Securities. Upon delivery to the Exchange Agent of a Letter of Transmittal, duly executed and in proper form with all required enclosures and attachments, together with the surrender to the Exchange Agent for cancellation of any Surrenderable Company Securities covered by such Letter of Transmittal (or the provision of an affidavit of loss, theft or destruction in lieu of the surrender of such Surrenderable Company Securities in accordance with Section 1.10(e)), each Company Securityholder shall be entitled to receive the Merger Consideration issuable at the Closing as set forth in the Allocation Schedule in respect of his, her or its Surrenderable Company Securities or Company Book-Entry Shares. If payment of any Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Company Certificate is registered, it shall be a condition precedent to payment that: (x) the Company Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer; (y) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the Merger Consideration in respect of such Company Certificate to a Person other than the registered holder of such Company Certificate; and (z) the Person requesting such payment shall have established to the satisfaction of the Purchaser that such Taxes either have been paid or are not required to be paid. Delivery of the Merger Consideration with respect to Surrenderable Company Securities (other than Company Certificates) or Company Book-Entry Shares shall only be made to the Company Securityholder: (i) in whose name such Company Book-Entry Shares are registered; or (ii) to whom such Surrenderable Company Securities (other than Company Certificates) have been issued. Until surrendered as contemplated by this Section 1.10(b), following the Effective Time, each Surrenderable Company Security or Company Book-Entry Share shall represent only the right to receive the Merger Consideration specified in Section 1.03(c), Section 1.07, Section 1.08 or Section 1.09, as applicable, in accordance with the terms of this Agreement.

(c) Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed. Thereafter, there shall be no further registration of transfers of Company Stock outstanding immediately prior to the Effective Time on the records of the Company. From and after the Effective Time, the holders of Company Certificates and Company Book-Entry Shares representing Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Company Certificates representing Company Stock, Company SAFEs, Second Lien Notes or Net Exercising Warrants are presented to the Purchaser for any reason, they shall be cancelled and, subject to the requirements of this Section 1.10, exchanged for the consideration specified in Section 1.03(c), Section 1.07, Section 1.08 or Section 1.09, as applicable.

(d) Termination of Exchange Fund; Abandoned Property. At any time following the one-year anniversary of the Closing Date, the Purchaser shall be entitled to require the Exchange Agent to deliver to it any shares of Domesticated Purchaser Common Stock remaining in the Exchange Fund made available to the Exchange Agent and not delivered to Company Securityholders. Thereafter, but subject to abandoned property, escheat or other similar Laws, such Persons shall be entitled to look only to the Purchaser as general creditors of the Exchange Fund with respect to the Merger Consideration payable upon due surrender of their Surrenderable Company Securities or Company Book-Entry Shares and compliance with the procedures in this Section 1.10. Notwithstanding the foregoing, none of the Purchaser, the Surviving Company or the Exchange Agent shall be liable to any Company Securityholder for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. If any Surrenderable Company Securities shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Surrenderable Company Securities the Merger Consideration payable in respect of each of them pursuant to the Allocation Schedule upon the making of an affidavit of the loss, theft or destruction of such Surrenderable Company Securities. Notwithstanding the immediately preceding sentence, in its reasonable discretion and as a condition precedent to the payment of the consideration specified under this Agreement, the Purchaser or the Exchange Agent may require the owners of any lost, stolen or destroyed Surrenderable Company Securities to provide a customary indemnity against any claim that may be made against the Purchaser, the Surviving Company or the Exchange Agent or any of their respective Affiliates with respect to the Surrenderable Company Securities alleged to have been lost, stolen or destroyed.

(f) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to the Domesticated Purchaser Common Stock with a record date after the Effective Time shall be paid to the holder of any Surrenderable Company Security or Company Book-Entry Share with respect to the Domesticated Purchaser Common Stock issuable to such holder unless and until such holder shall have delivered a Letter of Transmittal covering such instruments and, if applicable, surrendered the Surrenderable Company Securities covered by such Letter of Transmittal in exchange for the Merger Consideration in accordance with this Section 1.10. Subject to the effect of escheat, Tax or other applicable Laws, following the delivery of a Letter of Transmittal and, if applicable, the surrender of any Surrenderable Company Security covered by such Letter of Transmittal in accordance with this Section 1.10, there shall be paid by the Purchaser to the holder of whole shares of Domesticated Purchaser Common Stock issued in exchange therefor, without interest: (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Domesticated Purchaser Common Stock; and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Domesticated Purchaser Common Stock.

Section 1.11 Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Domesticated Purchaser Common Stock shall be issued pursuant to this Article I. In lieu of the issuance of any such fractional share, such fractional shares shall be rounded down to the nearest whole share on the Allocation Schedule pursuant to Section 1.05.

Section 1.12 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock outstanding immediately prior to the Effective Time and held by a Company Stockholder, or owned by a Beneficial Owner of Company Stock, as applicable, who has not voted in favor of the Merger or consented thereto in writing or by electronic transmission and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL (any Company Stockholder or Beneficial Owner of shares of Company Stock who exercises such right, a “Dissenting Stockholder”). At the Effective Time: (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist; and (b) each holder or owner of Dissenting Shares, in respect of such Dissenting Shares, shall be entitled only to such rights as may be granted to him, her or it under the DGCL. If any such Company Stockholder or Beneficial Owner of shares of Company Stock fails to perfect or otherwise waives, withdraws or loses such Company Stockholder’s or Beneficial Owner’s right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine such holder or Beneficial Owner is not entitled to the relief provided by Section 262 of the DGCL, then, the right of such holder or Beneficial Owner shall be as specified in the DGCL. The Company shall give the Purchaser reasonably prompt notice of any demands received by the Company for appraisal of shares of Company Stock, purported withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares. The Purchaser shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, except with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

ARTICLE II

CLOSING DATE PAYMENTS

Section 2.01 Closing Date Payments. Subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to such conditions being capable of being satisfied at the Closing), at or prior to the Closing, the Parties shall cause the consummation of the following transactions:

(a) The Purchaser shall make any payments, by wire of immediately available funds from the Trust Account, required to be made by the Purchaser in connection with the Redemptions elected by the Purchaser Shareholders.

(b) The Purchaser shall pay or cause to be paid, by wire of immediately available funds from the Trust Account to the applicable payees, from the Available Purchaser Closing Cash, all Purchaser Transaction Costs to the extent such Purchaser Transaction Costs are not paid prior to the Closing.

(c) On behalf of the Company, the Purchaser shall pay or cause to be paid, by wire of immediately available funds from the Trust Account to the applicable payees as set forth on the Allocation Schedule, from the Available Purchaser Closing Cash, all Company Transaction Costs, to the extent such Company Transaction Costs are not paid prior to the Closing. On behalf of the Company, the Purchaser shall pay, or cause to be paid, any amounts included in the Company Transaction Costs that represent compensation to current or former employees or other individual service providers to the Company for payment to the applicable service provider at the time required by the applicable arrangement through the payroll system of the Company. The amounts paid by the Purchaser pursuant to this Section 2.01(b) shall be treated as a contribution to capital of the Company by the Purchaser.

(d) The Purchaser shall contribute to the Company all remaining Available Purchaser Closing Cash. Such Available Purchaser Closing Cash shall be used for working capital, growth and other general corporate purposes.

Section 2.02 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, each of Purchaser, Merger Sub, the Company, the Surviving Company, the Exchange Agent and their Affiliates (each, a “Withholding Party”) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amounts required to be deducted and withheld with respect to the making of such payment under the Code or any other applicable Law. For the elimination of doubt, the ability to make deductions required by applicable Law shall apply to any payments made to the Company Securityholders. If a Withholding Party determines that any payment to the Company Securityholders under this Agreement, excluding any compensatory payments to be made pursuant to this Agreement, is subject to deduction or withholding, then such Person shall use commercially reasonable efforts to provide written notice to the Person in respect of whom such amounts are intended to be deducted or withheld as soon as reasonably practicable after such determination. Each Withholding Party shall use commercially reasonable efforts to provide the payment recipient with reasonable opportunity to provide any forms or other documentation and otherwise reasonably cooperate with the relevant Parties in good faith to avoid or minimize such deduction or withholding. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made (including with respect to payments, if any, made to the Company Stockholders). In the case of any such payment payable to current or former employees or other individual service providers of the Company in connection with the Transactions that is treated as compensation, the relevant Parties shall reasonably cooperate to pay such amounts through the Company’s payroll to facilitate applicable withholding.

Section 2.03 Further Assurances. From time to time after the Closing Date, upon the reasonable request of any Party in writing, each Party shall execute, acknowledge and deliver such further instruments and documents, and take such additional action, to effect, consummate, confirm or evidence the Transactions and carry out the purpose this Agreement.

ARTICLE III

CLOSING

Section 3.01 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to such conditions being capable of being satisfied at the Closing), the consummation of the Transactions (the “Closing”) shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties. The specified date shall be no later than the third Business Day after all the Closing conditions in Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing), or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date at which the Closing is actually held being the “Closing Date”).

Section 3.02 Closing Documents.

(a) Purchaser Closing Certificate. No later than two Business Days prior to the Closing Date, the Purchaser shall deliver to the Company a written notice setting forth a good faith calculation of the following: (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Redemptions; (ii) the aggregate amount of the Purchaser Transaction Costs as of the Closing; and (iii) the number of shares of Domesticated Purchaser Common Stock and Domesticated Purchaser Warrants, in each case, to be outstanding as of the Closing and after giving effect to the Redemptions, the Domestication, the issuance of securities in connection with the consummation of the Transactions and the PIPE Investment.

(b) Allocation Schedule. No later than three Business Days prior to the Closing Date, the Company shall deliver to the Purchaser and the Purchaser shall thereafter deliver to the Exchange Agent the Allocation Schedule in accordance with Section 1.05.

ARTICLE IV

EARNOUT

Section 4.01 Earnout Stock.

(a) Earnout Achievement. During the Earnout Period:

(i) Upon the occurrence of Triggering Event I, the Purchaser shall promptly, but in any event within 15 Business Days after the occurrence of Triggering Event I, issue the Triggering Event I Earnout Stock to Eligible Recipients in the amounts prescribed by the Allocation Schedule.

(ii) Upon the occurrence of Triggering Event II, the Purchaser shall promptly, but in any event within 15 Business Days after the occurrence of Triggering Event II, issue Triggering Event II Earnout Stock to Eligible Recipients in the amounts prescribed by the Allocation Schedule.

(iii) Upon the occurrence of Triggering Event III, the Purchaser shall promptly, but in any event within 15 Business Days after the occurrence of Triggering Event III, issue Triggering Event III Earnout Stock to Eligible Recipients in the amounts prescribed by the Allocation Schedule.

(b) Equitable Adjustment. The number of shares of Earnout Stock to be issued upon the occurrence of a Triggering Event shall be adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends, extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Domesticated Purchaser Common Stock occurring during the Earnout Period. Stock dividends shall include any dividend or distribution of securities convertible into Domesticated Purchaser Common Stock. The adjustments made pursuant to this Section 4.01(b) shall be subject to the reasonable mutual agreement of the Purchaser and the Company. The Triggering Events may be achieved at the same time or over the same overlapping Trading Days.

(c) Change of Control. If, during the Earnout Period, there occurs any transaction resulting in a Change of Control:

(i) That will result in the holders of Domesticated Purchaser Common Stock receiving a per share price equal to or in excess of the Triggering Event I Threshold, then to the extent Triggering Event I has not occurred prior to such Change of Control, Triggering Event I shall be deemed to have occurred. In such event, the Purchaser shall issue the Triggering Event I Earnout Stock to Eligible Recipients in accordance with the Allocation Schedule as of immediately prior to the consummation of such Change of Control;

(ii) That will result in the holders of Domesticated Purchaser Common Stock receiving a per share price equal to or in excess of the Triggering Event II Threshold, then to the extent Triggering Event II has not occurred prior to such Change of Control, Triggering Event II shall be deemed to have occurred and the Purchaser shall issue the Triggering Event II Earnout Stock to Eligible Recipients in accordance with the Allocation Schedule as of immediately prior to such Change of Control; and

(iii) That will result in the holders of Domesticated Purchaser Common Stock receiving a per share price equal to or in excess of the Triggering Event III Threshold, then to the extent Triggering Event III has not occurred prior to such Change of Control, Triggering Event III shall be deemed to have occurred and the Purchaser shall issue the Triggering Event III Earnout Stock to Eligible Recipients in accordance with the Allocation Schedule as of immediately prior to such Change of Control.

The Eligible Recipients shall be eligible to participate in such Change of Control with respect to the Earnout Stock so issued. The per share price received by the holders of Domesticated Purchaser Common Stock in a Change of Control shall be based on the value of the cash, securities or in-kind consideration being delivered in respect of Domesticated Purchaser Common Stock, as determined in good faith by the board of directors of the Purchaser. Such per share price shall be adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Domesticated Purchaser Common Stock occurring after the Effective Time. Following a Change of Control, except for the right of Eligible Recipients to receive Earnout Stock that participates in such Change of Control in accordance with this Section 4.01(c), the Company Securityholders will have no further rights under this Section 4.01 or to receive Earnout Stock pursuant to this Agreement.

(d) No Double Payments. The maximum shares of Earnout Stock issuable pursuant to this Section 4.01 is 75,000,000 minus the number of Earnout RSUs issued at the Closing. The Triggering Event I Earnout Stock, Triggering Event II Earnout Stock and Triggering Event III Earnout Stock are only issuable once pursuant to this Section 4.01, regardless of how many times the Triggering Event I, Triggering Event II, Triggering Event III occur or are deemed to have occurred during the Earnout Period.

(e) Available Shares. At all times during the Earnout Period, Purchaser shall (A) keep available for issuance a sufficient number of unissued shares of Domesticated Purchaser Common Stock to permit Purchaser to satisfy its obligations set forth in this Section 4.01; (B) take all actions required to increase the authorized number of shares of Domesticated Purchaser Common Stock if at any time there are insufficient authorized but unissued shares of Domesticated Purchaser Common Stock to permit it to satisfy its obligations set forth in this Section 4.01; and (C) if, at the time the Earnout Stock is issued, Purchaser is listed as a public company on, and the Domesticated Purchaser Common Stock is tradeable over, the Stock Exchange, the Purchaser shall use commercially reasonable efforts to cause Earnout Stock, when issued, to be approved for listing on the Stock Exchange or such other securities exchange on which the shares of Domesticated Purchaser Common Stock are then listed, as applicable. Notwithstanding the foregoing clause (C), nothing in this Agreement shall require Purchaser to remain listed on the Stock Exchange or any other securities exchange or limit Purchaser from consummating a Change of Control or entering into a Contract that contemplates a Change of Control, in each case, following the Closing (including during the Earnout Period).

(f) Tax Treatment. For U.S. federal (and applicable state and local) income tax purposes, the Parties agree: (i) that the issuance of the Earnout Stock is intended to comply with, and shall, to the extent otherwise consistent with the terms of this Agreement, be effected in accordance with, Internal Revenue Service Revenue Procedure 84-42, 1984-1 C.B. 521; and (ii) except to the extent any portion of any Earnout Stock that is required to be treated as imputed interest pursuant to applicable Law, to treat the Earnout Stock as an adjustment to the Aggregate Consideration received pursuant to the Merger and, to the extent such Earnout Stock is issued to an Eligible Recipient in respect of stock or securities of the Company, to treat such Earnout Stock as issued in exchange for such stock or securities in pursuance of the plan of reorganization, within the meaning of Section 354 of the Code. The Parties agree to file all Tax Returns on a basis consistent with such treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar applicable state or local Law) or a change in applicable Law.

(g) HSR Issuances. If a one-time aggregate issuance of Earnout Stock with respect to an Eligible Recipient is subject to the notification and waiting period requirements of the HSR Act (an “HSR Issuance”), solely with respect to the applicable Eligible Recipient(s), the Company’s obligation to make such HSR Issuance shall be delayed until, and contingent upon the occurrence of the time that, any applicable Company Securityholder has filed notification under the HSR Act and the applicable waiting period under the HSR Act (including any extensions of such waiting period) with respect to such HSR Issuance has expired or been terminated.

(h) Certain Matters.

(i) The right to receive Earnout Stock in the amount specified in the Allocation Schedule, on the terms and subject to the conditions of this Section 4.01, does not entitle any Company Stockholder to voting or dividend rights prior to the issuance of Earnout Stock in accordance with this Section 4.01. The right to receive the Earnout Stock in the amount specified in the Allocation Schedule, on the terms and subject to the conditions of this Section 4.01, is personal in nature and may not be transferred or assigned without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), except in a Permitted Transfer.

(ii) Purchaser shall take such actions as are reasonably requested by an Eligible Recipient to evidence the issuance of Earnout Stock to such Eligible Recipient pursuant to this Article IV, including through the provision of an updated stock ledger showing such issuance (as certified by an officer of Purchaser responsible for maintaining such ledger or the applicable registrar or transfer agent of Purchaser).

(i) Company Options. For the elimination of doubt, no holder of a Company Option shall be entitled to receive any Earnout Stock in respect of his, her or its Company Options.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the Signing Date delivered by the Company to the Purchaser (the “Company Disclosure Letter”), each section or subsection of which, subject to Section 10.18, qualifies only the correspondingly numbered and lettered representations in this Article V, the Company represents and warrants to the Purchaser as follows:

Section 5.01 Organization and Standing. The Company is a Delaware corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where such failure to have all requisite power and authority would not, individually, or in the aggregate, be material to the Company. The Company is duly qualified or licensed in the jurisdiction in which it is formed or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents each as amended to date and as currently in effect. The Company is not in violation of any provision of its Organizational Documents.

Section 5.02 Authorization; Binding Agreement. Subject to the receipt of the Requisite Stockholder Approval, the Company has all requisite power and authority to, and has taken all corporate or other legal action necessary in order to, execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations under this Agreement and each Ancillary Document to which it is or is required to be a party and to consummate the Transactions. The execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is a party and the consummation of the Transactions: (a) have been duly and validly authorized by the Company’s board of directors in accordance with its Organizational Documents; and (b) other than the Requisite Stockholder Approval, no other proceedings on the part of the Company or its Subsidiaries are necessary to authorize the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company. Assuming the due authorization, execution, delivery and performance of this Agreement by the Purchaser and Merger Sub, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). When delivered, each Ancillary Document to which the Company is a party shall be duly and validly executed and delivered by the Company. Assuming the due authorization, execution, delivery and performance, such Ancillary Document shall constitute the legal valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. By resolutions duly adopted, the Company’s board of directors has unanimously: (i) determined that it is fair to and in the best interests of the Company and the Company Stockholders, and declared it advisable, for the Company to enter into this Agreement and consummate the Transactions, including the Merger; (ii) approved this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions of this Agreement; (iii) directed that this Agreement be submitted to the Company Stockholders for their adoption and approval; and (iv) resolved to recommend the approval and adoption of this Agreement and the Transactions, including the Merger, by the Company Stockholders. The execution of the Written Consent by the Company Support Stockholders will constitute the Requisite Stockholder Approval.

Section 5.03 Capitalization.

(a) As of the Signing Date and immediately prior to the Effective Time, without giving effect to the conversion of Company Preferred Stock, Second Lien Loans or Company SAFEs, the authorized capital stock of the Company consists of: (i) 265,000,000 shares of Company Common Stock, of which 89,380,771 are issued and outstanding; (ii) 6,745,910 shares of Company Series Seed Preferred Stock, of which 6,745,910 are issued and outstanding; (iii) 27,470,120 shares of Company Series A Preferred Stock, of which 25,439,230 are issued and outstanding; (iv) 20,558,510 shares of Company Series B-1 Preferred Stock, of which 20,558,510 are issued and outstanding; and (v) 43,351,980 shares of Company Series B-2 Preferred Stock, of which 41,218,915 are issued and outstanding. As of the Signing Date, the Conversion Rate of each share of Company Preferred Stock is one and the total number of shares of Company Common Stock outstanding assuming conversion of all outstanding shares of Company Preferred Stock to Company Common Stock at such time is 183,343,336. Each issued and outstanding share of Company Stock: (w) has been duly authorized and is validly issued, fully paid and nonassessable; (x) was issued in compliance in all material respects with applicable Laws; (y) was not issued in breach or violation of any preemptive rights or Contract to which the Company is a party; and (z) is owned free and clear of any Lien imposed by or resulting from any Contract to which the Company is party (other than the Company’s Organizational Documents and Contracts that have been provided to the Purchaser that set forth the Company Stockholders’ obligations to the Company). In addition, as of the Signing Date: the aggregate Purchase Amount of the Company SAFEs totaled $68,851,855.77. As of the Signing Date, 842,013 shares of Company Common Stock were reserved and available for issuance under the Company Stock Plan and the Company had outstanding Company Warrants exercisable for a total of 3,212,251 shares of Company Common Stock, assuming conversion to Company Common Stock of any Company Preferred Stock for which the Company Warrants are exercisable.

(b) Set forth on Section 5.03(b) of the Company Disclosure Letter is a true, correct and complete statement as of the Signing Date of (i) the number and class or series (as applicable) of all Equity Securities of the Company issued and outstanding (including warrants, notes, Company Options, Company SAFEs and other securities convertible into Equity Securities of the Company); (ii) the identity of the Persons that are the record holders and, if different, Beneficial Owners, of such Equity Securities; (iii) with respect to each Company Option: (A) the date of grant and applicable expiration date; (B) number of shares of Company Common Stock subject to the Company Option; (C) any applicable exercise (or similar) price; (D) any applicable vesting schedule (including acceleration provisions); and (E) whether such Company Option is an incentive stock option; and (iv) with respect to each Company Warrant: (A) the number and type of Company Stock subject to the Company Warrant; (B) the applicable exercise (or similar) price; and (C) whether such Company Warrant provides for a mandatory “net” exercise in exchange for shares of Company Stock in accordance with its terms in connection with the Transactions. Except as set forth in Section 5.03(b) of the Company Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, phantom interests, conversion rights, equity appreciation rights, other equity or equity-based rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or to sell any shares of its capital stock or other Equity Securities of the Company, or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any Equity Securities of the Company or to vote with the stockholders of the Company on any matter, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(c) With respect to the Company Options: (i) all Company Options were granted with a per share exercise price at least equal to the fair market value of the underlying share of Company Common Stock on the date such Company Option was granted (within the meaning of Section 409A of the Code and the Treasury Regulations promulgated under Section 409A of the Code); and (ii) no Company Option has had its exercise date or grant date “back-dated” or materially delayed. All Company Options have been issued in compliance in all material respects with the Company Stock Plan and all applicable Laws and properly accounted for in all material respects in accordance with GAAP.

(d) Except as set forth in Section 5.03(d) of the Company Disclosure Letter, the Company is not party to any stockholders agreement, voting agreement, registration rights or similar agreement relating to its equity interests.

(e) Except as provided for in this Agreement, the Company Warrants, the Company SAFEs or the Second Lien Loan and Security Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other Equity Securities of the Company are issuable. Except as provided in this Agreement, the Company Warrants, the Company SAFEs or the Second Lien Loan and Security Agreement, as a result of the consummation of the Transactions, no rights in connection with any shares, warrants, options or other securities of the Company will accelerate or become vested, exercisable, convertible or otherwise triggered.

(f) There are no declared but unpaid dividends or distributions in respect of any Equity Securities of the Company. The Company has not made, declared, set aside, established a record date or paid any dividends or distributions.

(g) All Indebtedness of the Company, as of the Signing Date, of the type set forth in clause (a) or (c) of the definition of Indebtedness (or clause (j) of the definition of Indebtedness as it would relate to clause (a) or (c) of the definition of Indebtedness) is disclosed on Section 5.03(g) of the Company Disclosure Letter. No such Indebtedness of the Company is required to be repaid in connection with the Transactions.

Section 5.04 Subsidiaries and Investments. The Company has no equity interest in, nor has it agreed to acquire, any share capital or other equity security of any other Person (wherever formed).

Section 5.05 No Conflict; Governmental Consents and Filings.

(a) Except for the applicable requirements, if any, of the HSR Act and the receipt of the Requisite Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the other Ancillary Documents to which the Company is a party and the consummation by the Company of the Transactions does not and will not: (i) violate any provision of, or result in the breach of, any applicable Law to which the Company is subject or by which any property or asset of the Company is bound; (ii) conflict with or violate the Organizational Documents of the Company; (iii) violate any provision of or result in a breach, default or acceleration of, require a consent under, create any right of modification to, right to payment or any posting of collateral (or the right to require the posting of collateral), or trigger vesting or increase in the amount of any compensation or benefit payable under any Company Material Contract or Material Current Government Contract, or terminate or result in the termination of Company Material Contract or Material Current Government Contract, or result in the creation of any Lien (other than a Permitted Lien) under any Company Material Contract or Material Current Government Contract upon any of the properties or assets of the Company, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien (other than a Permitted Lien); or (iv) result in a violation or revocation of any required Consents, except to the extent that the occurrence of any of the foregoing items set forth in clauses (i), (ii), (iii) or (iv) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or would not reasonably be expected to be material to the Company.

(b) Assuming the truth and completeness of the representations and warranties of the Purchaser contained in this Agreement and the receipt of the Requisite Stockholder Approval, no Consent is required with respect to the Company’s execution, delivery and performance of this Agreement, any of the other Ancillary Documents to which it is a party or the consummation by the Company of the Transactions, except for: (i) any Consents the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) compliance with any applicable requirements of the securities Laws; and (iii) compliance with the applicable requirements, if any, of the HSR Act.

Section 5.06 Financial Statements.

(a) The Company has provided to the Purchaser: (i) unaudited financial statements of the Company, consisting of the unaudited consolidated balance sheet and the statements of operations and comprehensive loss and cash flows of the Company as of and for the nine-month period ended September 30, 2024 (the “Interim Company Financials”); and (ii) the audited consolidated financial statements of the Company (including, in each case, any related notes to such financial statements), consisting of the audited consolidated balance sheet of the Company as of December 31, 2023 and December 31, 2022, and the related audited consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows of the Company for the fiscal years then ended (the “Annual Company Financials” and, together with the Interim Company Financials, the “Company Financials”). The Company Financials were derived from and accurately reflect in all material respects the books and records of the Company. Such books and records are, in all material respects, true, correct and complete and have been maintained in all material respects in accordance with commercially reasonable business practices and applicable legal requirements. The Annual Company Financials: (x) have been prepared in all material respects in accordance with GAAP consistently applied throughout the periods covered by such Annual Company Financials; and (y) fairly present in all material respects the consolidated financial position, results of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows of the Company as of the dates and for the periods referred to in such Annual Company Financials in conformity with GAAP. The Interim Company Financials fairly present in all material respects the consolidated financial position, results of operations and comprehensive loss, and cash flows of the Company as of the dates and for the periods referred to in such Interim Company Financials. The Company has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The Company has established and maintains a system of internal controls. Such internal controls are designed to provide reasonable assurance that: (i) transactions are executed in all material respects in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for the Company’s assets; and (iii) material information relating to the Company is made known to the Company’s principal executive officer and principal financial officer. Such internal controls are sufficient in timely alerting the Company’s principal executive officer and principal financial officer to material information that would be required to be included in the Company Financials.

(c) The Company has not identified in writing and none has received notice from an independent auditor of: (i) any significant deficiency or material weakness in the system of internal controls utilized by the Company; (ii) any fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal controls over financial reporting utilized by the Company; or (iii) any claim or allegation regarding any of the foregoing.

(d) There are no outstanding loans or other extensions of credit made by any Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 5.07 Undisclosed Liabilities. There is no material liability, debt, obligation, claim or judgment of the Company of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts (including Indebtedness), obligations, claims or judgements: (a) provided for in, or otherwise reflected or reserved for on the Company Financials or disclosed in the notes to the Company Financials; (b) that have arisen since the date of the most recent balance sheet included in the Company Financials in the ordinary course of business of the Company (none of which relates to or arises from violation of Law, tort, breach of contract, infringement or misappropriation); or (c) arising under this Agreement or incurred in connection with the Transaction. The Company is not party to any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 5.08 Absence of Certain Changes. Except for activities conducted in connection with this Agreement and the Transactions, since September 30, 2024 through the Signing Date: (a) there has not been any Company Material Adverse Effect; and (b) the Company (i) has conducted its business in the ordinary course of business and (ii) has not:

(i) amended, waived or otherwise changed, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorized for issuance, issued, granted, sold, pledged, disposed of or proposed to issue, grant, sell, pledge or dispose of, or accelerated the vesting of or waived any restriction applicable to or proposed to accelerate the vesting of or waive any restriction applicable to, any of its Equity Securities except: (A) as required by existing Company Benefits Plans; (B) any issuances to employees or other services providers in the ordinary course of business; or (C) pursuant to any Contract (including any warrant, option, Company SAFE or Second Lien Loan) outstanding as of September 30, 2024;

(iii) engaged in any hedging transaction with a third person with respect to its Equity Securities;

(iv) (A) split, combined, recapitalized or reclassified any of its shares or other Equity Securities or issued any other securities in respect of such shares or other Equity Securities; (B) paid or set aside any dividend or other distribution (whether in cash, equity or property or any combination of cash, equity or property) in respect of its shares or other Equity Securities; or (C) directly or indirectly redeemed, purchased or otherwise acquired or offered to acquire any of its Equity Securities, except purchases or redemptions pursuant to exercises or cancellations of Equity Securities or the withholding of shares to satisfy net settlement or Tax obligations with respect to Equity Securities;

(v) other than Indebtedness incurred pursuant to the Second Lien Loan and Security Agreement, voluntarily incurred or guaranteed any Indebtedness for borrowed money;

(vi) (A) established, adopted, materially amended or terminated any Company Benefit Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement; (B) increased or accelerated or committed to accelerate the funding, payment or vesting of the compensation or benefits provided to any of the current employees, officers, or directors of the Company, other than ordinary course base compensation increases with respect to any such service provider whose annual base compensation does not exceed $250,000; (C) granted, promised or announced any cash or equity or equity-based incentive awards, bonus, retention, change in control, transaction, severance or similar compensation; (D) hired, promoted, or engaged, or otherwise entered into any employment or consulting agreement or arrangement with, any current employee, officer, or director of the Company whose annual base salary exceeds $250,000; or (E) terminated any employee, officer, or director of the Company, other than for cause, whose annual base salary exceeds $250,000;

(vii) (A) waived or released any noncompetition, nonsolicitation, nondisclosure or other restrictive covenants applying to any current or former employee or other individual service provider; (B) planned, announced, implemented or effected the reduction in force, lay-off, furloughs, early-retirement program, severance program or other program or effort concerning the termination of a group of employees of the Company (other than individual employee terminations for cause); or (C) taken other such actions that would reasonably be expected to implicate the WARN Act;

(viii) entered into, amended, modified, negotiated, terminated or extended any Labor Agreement, or recognized or certified any labor union, works council, labor organization, or group of employees of the Company as the bargaining representative for any employees of the Company;

(ix) (A) made (other than in the ordinary course of business consistent with past practice), changed or rescinded any material election relating to Taxes; (B) settled any claim, suit, litigation, proceeding, arbitration, investigation, audit, examination, controversy or other Legal Proceeding relating to material Taxes; (C) filed any amended Tax Return with respect to Income Taxes or other material Taxes; (D) voluntarily surrendered any right to claim a refund of material Taxes; (E) changed or requested to change any method of accounting for Tax purposes; (F) waived or extended any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Company (other than as a result of any extension of time to file Tax Returns or pay Taxes that is automatically or routinely granted); (G) incurred any material liability for Taxes outside the ordinary course of business; (H) entered into any tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into in the ordinary course of business and not primarily related to Taxes); or (I) entered into any “closing agreement” as described in Section 7121 of the Code or any other similar agreement or arrangement with any Governmental Authority with respect to Income Taxes or other material Taxes;

(x) (A) transferred, sold, assigned, licensed, sublicensed, covenanted not to assert, subjected to a Lien (other than a Permitted Lien), abandoned, allowed to lapse, transferred or otherwise disposed of, any right, title or interest of the Company in or to any Owned Intellectual Property material to the business of the Company (other than: (x) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; or (y) abandoning, allowing to lapse or otherwise disposing of Owned Intellectual Property registrations at the end of their statutory term, or in the ordinary course of business where the Company has, in the exercise of reasonable business judgement, decided to abandon such registration or allow it to lapse);

(xi) established any Subsidiary or enter into any new line of business;

(xii) failed to maintain its books, accounts and records in all material respects in the ordinary course of business;

(xiii) (A) failed to maintain in full force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, properties, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect; or (B) terminated without replacement or amend in a manner materially detrimental to the Company any material insurance policy insuring the Company;

(xiv) made any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or changes that are made in accordance with PCAOB standards;

(xv) acquired, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination: (A) any corporation, partnership, limited liability company, other business organization or any division of any corporation, partnership, limited liability company or other business organization; or (B) any material amount of assets outside the ordinary course of business;

(xvi) sold, leased, licensed, transferred, exchanged or swapped, mortgaged or otherwise pledged or encumbered (including securitizations) or otherwise disposed of any material portion of its tangible properties, or tangible assets, other than pursuant to Permitted Liens in the ordinary course;

(xvii) entered into any agreement, understanding or arrangement with respect to the voting of Equity Securities of the Company;

(xviii) entered into, amended, waived or terminated (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business);

(xix) authorized or agreed to do any of the foregoing actions.

Section 5.09 Compliance with Laws. During the last three years, the Company has been in compliance with, and is not currently in violation of, any applicable Law with respect to the conduct of its business, or the ownership or operation of its business except for failures to comply or violations which, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Company. No written notice of violation or of non-compliance with any applicable Law has been received by the Company since its inception. To the Company’s Knowledge, no assertion or action of any violation or of non-compliance with any applicable Law is pending or currently threatened against the Company.

Section 5.10 Government Contracts.

(a) Section 5.10 of the Company Disclosure Letter sets forth a list of each Contract with a Governmental Authority in existence as of the Signing Date that involves aggregate payments to the Company in excess of $100,000 (each, a “Material Current Government Contract”). The Company has not: (i) materially breached or violated any Law, clause or other material requirement pertaining to any Government Contract; (ii) been excluded from bidding by a Governmental Authority; (iii) been audited (other than normal course audits) or investigated by any Governmental Authority with respect to any Government Contract; (iv) conducted or initiated any internal investigation or made any disclosure with regard to any irregularity in connection with a Government Contract; (v) received any small business set aside contract or other order or contract requiring small business or other preferred bidder status; or (vi) received any written, or to the Company’s Knowledge, other, allegations of fraud, false claims or overpayments with respect to any of the Company’s Government Contracts.

(b) The Company has taken all necessary steps to preserve and protect, in all material respects, its rights in and title to all material Owned Intellectual Property delivered, deliverable or otherwise provided directly or indirectly through any other Person to any Governmental Authority in connection with any Government Contract, including by: (i) providing all notices required in connection with the development of any patentable invention for which the Company has chosen to pursue patent protection; and (ii) properly asserting any applicable restricted, limited or government purpose rights in connection with the delivery of any data, including software and source code. The Company has complied in all material respects with the U.S. Department of Defense requirements for safeguarding covered defense information and cyber incident reporting.

Section 5.11 Company Permits. The Company holds all Permits required to own, lease and operate its assets and properties and carry on its business as it is now being conducted, except where the failure to have such approvals have not been, and would not, individually or in the aggregate, reasonably be expected to be material to the Company (collectively, the “Company Permits”). Section 5.11 of the Company Disclosure Letter sets forth a true, correct and complete list of all material Company Permits held by the Company. Each Company Permit is in full force and effect and will, upon its termination or expiration, be timely renewed or reissued upon terms and conditions substantially similar to its existing terms and conditions, except where the failure to be in effect has not, and would not, individually or in the aggregate, reasonably be expected to be material to the Company. There are no Legal Proceedings pending or, to the Company’s Knowledge, threatened, that seek the revocation, cancellation, limitation, suspension, restriction, adverse modification or termination of any Company Permit. The Company is not in default or violation in any material respect of any Company Permit applicable to the Company. No event has occurred with respect to any Company Permit that permits, or after the giving of notice or lapse of time or both would permit, revocation, cancellation or termination of any Company Permit or would result in any other impairment of the rights of the holder of any Company Permit, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company.

Section 5.12 Litigation. There are no, and for the past three years there have been no: (a) Legal Proceedings of any nature pending or, to the Company’s Knowledge, threatened, against the Company or any of its properties or assets, or any of the directors or officers of the Company with regard to their actions in such activities, in which the reasonably expected damages are in excess of $100,000 or which otherwise would reasonably be expected to result in an Order for specific performance, an injunction or other equitable relief; (b) pending or threatened audits, examinations or investigations by any Governmental Authority against the Company that, individually or in the aggregate, would reasonably be expected to be material to the Company; (c) pending or threatened Legal Proceedings by the Company against any third party that, individually or in the aggregate, would reasonably be expected to be material to the Company; (d) settlements or similar agreements that impose any material ongoing obligations or restrictions on the Company; or (e) Orders imposed or, to the Company’s Knowledge, threatened to be imposed upon the Company or any of its properties or assets, or any of the directors or officers of the Company with regard to their actions in such activities.

Section 5.13 Material Contracts.

(a) Section 5.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts described in clauses (i) through (xvii) below to which, as of the Signing Date, the Company is a party or by which the Company, or any of its properties or assets, are bound (each Contract required to be set forth on Section 5.13(a) of the Company Disclosure Letter, a “Company Material Contract”). True, complete and correct copies of the Company Material Contracts, including true, complete and correct copies of all amendments to such Company Material Contracts, have been delivered or made available to the Purchaser. The Company Material Contracts include:

(i) Each Contract that contains covenants that limit the ability of the Company (or purports to bind any Affiliate of the Company): (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any employee, customer or other Person, including any covenants regarding non-competition, employee and customer non-solicitation, exclusivity, rights of first refusal or most-favored pricing, in each case, that would reasonably be expected to be material to the Company; or (B) to purchase or acquire an interest in any other Person;

(ii) Each joint venture Contract, profit-sharing agreement, legal partnership, limited liability company agreement with a third party or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any legal partnership or joint venture;

(iii) All Contracts that involve any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract based on any commodity, security, instrument, currency, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible;

(iv) All Contracts that involve the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $500,000 or Equity Securities of the Company or another Person;

(v) Each Company Real Property Lease or lease, rental agreement, installment and conditional sale agreement or other Contract that: (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or tangible personal property; and (B) involves aggregate payments in excess of $100,000 in any 12-month period;

(vi) Each Contract involving aggregate payments, receipts or expenditures by the Company under such Contract or Contracts of at least $500,000 in the 12-month period ending December 31, 2023 or December 31, 2024 or $1,000,000 in the aggregate prior to December 31, 2024 (other than Contracts with any employee, independent contractor, or consultant);

(vii) All Contracts with any Top Customer or Top Supplier;

(viii) Each Contract that is a collective bargaining agreement or other Contract with any labor union, works council, labor organization or other employee representative body (each, a “Labor Agreement”);

(ix) All Contracts the primary purpose of which, is for the Company to provide continuing indemnification or a guarantee of obligations of a third party after the Signing Date in excess of $1,000,000;

(x) Any employment, independent contractor or consulting, deferred compensation, severance or bonus Contract with any current employee, officer, or director of the Company that (A) provides for (1) annual compensation exceeding $250,000; (2) payment of any severance benefits; or (3) any change in control, retention or other payments that would be triggered solely by the consummation of the Transactions; or (B) cannot be terminated upon 60 days’ notice or less without further payment, liability or obligation;

(xi) Any Contract that obligates the Company to make any capital commitment or expenditure in excess of $1,000,000 in any twelve-month period (including pursuant to any joint venture);

(xii) All Contracts that relate to a settlement or conciliation entered into within three years prior to the Signing Date or under which the Company has outstanding non- monetary obligations (other than customary confidentiality obligations) or monetary obligations in excess of $100,000;

(xiii) All Government Contracts;

(xiv) Any Contract: (A) that contains any assignment or license of, or any covenant not to assert or enforce, or other similar right in or to any material Owned Intellectual Property; (B) pursuant to which any material Intellectual Property is or was developed by, with or for the Company; or (C) pursuant to which the Company either: (1) grants to a third Person (I) a license, immunity or other right in or to any material Owned Intellectual Property or (II) an exclusive license, immunity or other right in or to any Owned Intellectual Property; or (2) is granted by a third Person a license, immunity or other right in or to any Intellectual Property that is material to the business of the Company, but excluding, in the case of each of clauses (A), (B), and (C): (t) non-exclusive Trademark licenses that are incidental to the primary purpose of the Contract; (u) feedback licenses; (v) nondisclosure agreements; (w) non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business to customers or service providers; (x) licenses of Open Source Software; (y) non-exclusive licenses of Off-the-Shelf Software; and (z) non-exclusive licenses from employees, contractors and other service providers granted in the ordinary course of business in connection with providing services to Company;

(xv) All Contracts involving transactions with an Affiliate, Related Person or equityholder of the Company (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Organizational Documents);

(xvi) All broker, distributor, agency, sales promotion, market research, marketing consulting and advertising Contracts or arrangements that are material to the business of the Company; and

(xvii) each other Contract that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b) Each Company Material Contract is valid, binding, in full force and effect and enforceable in all respects against the Company and, to the Company’s Knowledge, each other party to such Company Material Contract, except as such enforcement may be limited by the Enforceability Exceptions. With respect to each Company Material Contract: (i) the Company is not in breach of or default in any material respect under such Company Material Contract, and, to the Company’s Knowledge, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach by the Company of, default under, or permit termination or acceleration by the other party to, such Company Material Contract; (ii) no party to such Company Material Contract has given any written notice of any such breach, default or event described in clause (i); and (iii) the Company has not received written or, to the Company’s Knowledge, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party to such Company Material Contract to terminate such Company Material Contract or amend the terms of such Company Material Contract, other than modifications in the ordinary course of business that do not adversely affect the Company in any material respect.

Section 5.14 Intellectual Property.

(a) Section 5.14(a) of the Company Disclosure Letter sets forth sets forth, as of the Signing Date, a complete and accurate list of each U.S. and foreign issued or registered (i) Patent, (ii) Trademark, (iii) Copyright or (iv) internet domain name in which the Company is the owner, applicant or assignee as of the Signing Date, in the case of each of clause (i) through (iii), including applications therefor (collectively, the “Company Registered IP”), indicating for each item, as applicable, the registration or application number, the applicable filing jurisdiction and the date of filing or issuance. Each item of Company Registered IP is valid (except for any pending applications included therein), and to the Company’s Knowledge, subsisting and enforceable.

(b) The Company exclusively owns all right, title and interest in and to all material Owned Intellectual Property free and clear of all Liens (other than Permitted Liens) and has sufficient rights to use all other material Intellectual Property used in or necessary for the operation of its business (provided that the foregoing will not be deemed a representation regarding non-infringement). The Owned Intellectual Property, and all other Intellectual Property used in the operation of the Company’s business will, immediately after the Closing and to the Company’s Knowledge, be owned by, licensed to or available for use by the Company on the same or substantially the same terms and conditions to those immediately prior to the Closing, without any additional consideration.

(c) Except as set forth in Section 5.14(c) of the Company Disclosure Letter, no Legal Proceeding is pending nor, to the Company’s knowledge, threatened in the past three years against the Company alleging that the Company has infringed, misappropriated, diluted or otherwise violated the Intellectual Property of any other Person in any material respect (including cease and desist letters or offers to take a license) or challenging the validity, registrability, enforceability, ownership, or right to use, sell, license or sublicense any Owned Intellectual Property, in each case, that would reasonably be expected to be material to the Company. There are no Orders to which the Company is a party or its otherwise bound that: (i) restrict the rights of the Company to use, transfer, license or enforce any Owned Intellectual Property; or (ii) restrict the conduct of the business of the Company in order to accommodate a third Person’s Intellectual Property. The Company, and the operations of its business, are not, to the Company’s Knowledge, currently infringing, misappropriating, diluting or otherwise violating, or have, during the past six years, infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any other Person. To the Company’s Knowledge, no third party is currently, or in the past six years has been, infringing, misappropriating, diluting or otherwise violating the Owned Intellectual Property in a manner that would reasonably be expected to be material to the Company.

(d) The Company has not disclosed, delivered, licensed or otherwise made available, and does not have a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any material source code, weights, or parameters for any Software owned or purported to be owned by the Company to any Person other than third parties engaged by the Company to provide development, support or maintenance services to the Company (each of which is subject to agreements with reasonable confidentiality provisions). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any such source code, weights, or parameters of any such Software to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee, contractor or service provider of the Company subject to confidentiality obligations with respect thereto.

(e) To the Company’s Knowledge, there has been: (i) no violation or unauthorized access to or disclosure of any material Trade Secrets of or in the possession of the Company; and (ii) no material breach of any written contract containing non-disclosure obligations with respect to such Trade Secrets. To the Company’s Knowledge, there has been no material violation of the Company’s policies or practices related to protection of material Owned Intellectual Property or any confidentiality or nondisclosure Contract relating to the material Owned Intellectual Property. To the Company’s Knowledge, none of the employees of the Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s reasonable efforts to promote the interests of the Company or that would materially conflict with the business of the Company as presently conducted. The Company has taken reasonable steps and security measures to preserve, maintain and protect all Owned Intellectual Property, and reasonable measures to protect the secrecy and confidentiality and value of the material Trade Secrets used by the Company in the operation of its business. All Persons who have participated in or contributed to the authorship, invention, creation, conception, improvement, modification or development of any material Intellectual Property have executed valid, enforceable and binding written agreements (or have similar obligations pursuant to Law) pursuant to which all of such Person’s right, title and interest in and to any such Intellectual Property has been assigned to the Company (by way of a present grant of assignment) or vested in the Company (by operation of Law).

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company’s business, taken as a whole, the Company is, and has been in the past three years, in compliance with all licenses governing any Open Source Software that is incorporated (either directly by the Company, or indirectly, by the incorporation of third party Software that itself incorporates Open Source Software) into, used, intermingled or bundled with any material Company Software. To the Company’s Knowledge, no Open Source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, operation, delivery or provision of any material Company Software in a manner that requires the Company to: (i) disclose, distribute, license or otherwise make available to any Person (including the open source community) any source code, weights, or parameters to such material Company Software; (ii) license any such material Company Software or other material Owned Intellectual Property for making modifications or derivative works; (iii) disclose, distribute, license or otherwise make available to any Person any such material Company Software or other material Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents constituting material Owned Intellectual Property, in each case of (i) through (iv), other than with respect to the Open Source Software itself (each of clauses (i) through (iv), a “Copyleft Action”).

(g) Except as set forth on Section 5.14(g)(i) of the Company Disclosure Letter, the Company has not used any government funding, nor any facilities of a university, college, other educational institution, or similar institution, or research center in the development of any Owned Intellectual Property. Except as set forth in Section 5.14(g)(ii) of the Company Disclosure Letter or as would not be material to the Company, no Governmental Authority has any: (i) ownership interest or exclusive license in or to any material Owned Intellectual Property; (ii) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any of the Software; or (iii) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property.

(h) To the Company’s Knowledge, during the past three years: (i) no Person has obtained unauthorized access to information and data (including Personal Information) in the possession or control of the Company, or otherwise held or processed on its behalf; (ii) there has been no unauthorized loss, damage, disclosure, use, breach of security, or other compromise of the security, confidentiality or integrity of such information or data; (iii) there has been no unauthorized access to the IT Assets used by the Company for the operation of its business; and (iv) there has been no written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data or relating to any information security-related incident has been received by the Company, in each case, that would, individually or in the aggregate, reasonably be expected to be material to the Company. During the last three years, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, the Company: (i) has not been required by applicable Law, regulation or contract to notify, any person or entity of any security incident involving Personal Information; (ii) has not been subject to any complaints, audits or investigations by any Governmental Authority or any other Person relating to any violation of Data Privacy and Security Requirements; (iii) has complied in all material respects with all Data Privacy and Security Requirements; (iv) has taken reasonable actions designed to ensure that all Personal Information in its possession or control is protected against unauthorized or unlawful loss, access, use, modification, disclosure or other use or misuse or processing; and (v) there has not been any failure or continued substandard performance with respect to any of the IT Assets used by or for the Company that has not been remedied or replaced in all material respects.

(i) To the Company’s Knowledge, the IT Assets used by or for the operation of the Company’s business do not contain any malware, viruses, malicious code, “worms,” “Trojan horses,” “back doors,” or other vulnerabilities or unauthorized tools or scripts that would reasonably be expected to materially adversely impact the confidentiality, integrity and availability of the information technology and operational technology systems and Software, and such IT Assets operate and perform in accordance with their documentation and functional specifications in all material respects and otherwise as required by the Company for the operation of its business as currently conducted.

(j) The Company has implemented and complied with commercially reasonable policies and procedures relating to use of AI Technology at and by the Company (collectively for all members of the Company, “Company AI Policies”).

Section 5.15 Taxes and Tax Returns.

(a) The Company: (i) has filed, or caused to be filed, all Income Tax and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file) and all filed Tax Returns are true, accurate and complete in all material respects; and (ii) has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Income Taxes and other material Taxes required to be paid, collected, withheld or remitted, whether or not such Taxes are shown as due and payable on any Tax Return (and complied in all material respects with applicable Law with respect to such Tax withholding).

(b) There is no Legal Proceeding currently pending or, to the Company’s knowledge, threatened against the Company by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to Tax or required to file a Tax Return in that jurisdiction.

(c) There are no audits, examinations, investigations or other proceedings pending against the Company in respect of any material Tax. The Company has not been notified in writing of any proposed Tax claims or assessments against the Company, including in respect of a Tax of a particular type in a jurisdiction where the Company does not file Tax Returns of such type that the Company is or may be subject to taxation of such type by that jurisdiction.

(d) There are no Liens with respect to any Taxes upon any of the Company’s assets, other than Permitted Liens.

(e) The Company has not requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request for such waiver or extension) is outstanding or pending, other than waivers or extensions that are automatically or routinely granted by the applicable Governmental Authority (including by reason of any extension of time to file Tax Returns or pay Taxes that is automatically or routinely granted).

(f) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion of any taxable period) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized on or prior to the Closing Date other than in the ordinary course of business consistent with past practices; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law); or (v) any “closing agreement” pursuant to Section 7121 of the Code or any other agreement or arrangement with a Governmental Authority relating to Taxes.

(g) The Company has not participated in or been a party to, or sold, distributed or otherwise promoted, any “listed transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

(h) The Company has not been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes (other than a group the common parent of which is the Company). The Company has no Liability or potential Liability for the Taxes of another Person: (i) under any applicable Tax Law; (ii) as a transferee or successor; or (iii) by Contract, indemnity or otherwise by operation of Law (excluding customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Company is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice with respect to Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes, but including advance pricing agreements, closing agreements or other agreements relating to Taxes with any Governmental Authority) that will be binding on the Company with respect to any period (or portion of any period) following the Closing Date.

(i) Since its formation, the Company is, and has at all times been classified as, a corporation for U.S. federal income tax purposes.

(j) The Company has never owned any interest that is treated as equity for Tax purposes in any “business entity” within the meaning of Treasury Regulations Section 301.7701-2.

(k) The Company has no permanent establishment in any country other than the country of its jurisdiction of formation. The Company has not engaged in a trade or business in any country other than the country of its jurisdiction of formation that subjected it to Tax in such country.

(l) The Company (or any predecessor of the Company) has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) during the two-year period ending on the date of this Agreement.

(m) The Company has not knowingly taken any action, nor is it aware of any fact or circumstance, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments.

The representations and warranties contained in this Section 5.15, the representations and warranties in Section 5.06, Section 5.07, Section 5.08 and Section 5.19 that relate to Taxes and the representations contained in the other sections of this Article V that explicitly refer to Taxes or the Code or other provisions of Tax Law are the sole representations and warranties provided by the Company with respect to Taxes or Tax Returns.

Section 5.16 Real Property.

(a) The Company does not own and never has owned any real property. The Company is not a party to any Contract or option to purchase any real property or interest therein.

(b) Section 5.16(b) of the Company Disclosure Letter contains a true, correct and complete list as of the Signing Date of: (i) the street address of all premises currently leased or subleased or licensed or otherwise used or occupied by the Company for the operation of its business (collectively, the “Leased Real Property”); and (ii) all current leases, lease guarantees, agreements and documents related to such Leased Real Property, including all amendments, terminations and modifications or waivers of such current leases, lease guarantees, agreements and documents related to such Leased Real Property (collectively, the “Company Real Property Leases”). The Company has delivered to the Purchaser a true and complete copy of each Company Real Property Lease document. Each Company Real Property Lease is legal, valid, binding, in full force and effect and enforceable in all respects against the Company, and, to the Company’s Knowledge, each other party to such Company Real Property Lease (except as such enforcement may be limited by the Enforceability Exceptions). With respect to each Company Real Property Lease: (A) the Company is not in breach of, or default under, such Company Real Property Lease, and no event has occurred and no circumstance exists that, if not remedied, whether with or without notice or the passage of time or both, would result in such a breach or default, or permit the termination, modification or acceleration of rent under such Company Real Property Lease; (B) the Company’s possession and quiet enjoyment of the Leased Real Property under such Company Real Property Leases has not been disturbed; (C) to the Company’s Knowledge, no disputes with respect to such Company Real Property Lease have arisen; (D) the Company has not exercised, nor has the Company received written notice of any other parties exercise of, any termination rights with respect to any Company Real Property Lease; (E) the Company has not subleased, licensed, or otherwise granted any Person the right to use or occupy any of the Leased Real Property or any portion of such Leased Real Property; and (F) the Company has not collaterally assigned or granted any other security interests in any Leased Real Property.

Section 5.17 Personal Property. The Company owns and has good and marketable title to, or a valid leasehold interest in or right to use, their respective material tangible assets and personal property, free and clear of all Liens other than: (a) Permitted Liens; and (b) the rights of lessors under any leases. The material tangible assets and personal property of the Company: (i) constitute all of the tangible assets and personal properties that are necessary for the operation of the business of the Company as currently conducted; (ii) taken together, are adequate and sufficient for the operation of the business of the Company as currently conducted; (iii) have been maintained in accordance with generally accepted industry practice; and (iv) are in good working order and condition and are not in need of maintenance or repairs, except for ordinary wear and tear and, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Company.

Section 5.18 Labor and Employment Matters.

(a) The Company is not and has never been a party to, or bound by, any Labor Agreement. No employees of the Company are represented by any labor union, works council, or other labor organization with respect to their employment with the Company. To the Company’s Knowledge, in the past three years, there have been no activities or proceedings of any labor union or other party to organize or represent such employees. In the past three years, there has not occurred or, to the Company’s Knowledge, been threatened any unfair labor practice charge, material labor arbitration, material labor grievance, strike, slow-down, lockout, picketing, work-stoppage, or other similar labor activity or dispute against the Company.

(b) The Company is and has been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices. Such compliance in all material respects includes all laws respecting terms and conditions of employment, health and safety and wages and hours (including the classification of independent contractors and exempt and non-exempt employees), discrimination, retaliation, harassment, disability rights and benefits, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), employee trainings and notices, labor relations, employee leave issues, COVID-19, automated employment decision tools and other artificial intelligence, affirmative action, unemployment insurance, workers’ compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations. There are no, and in the past three years there have been no, material Legal Proceedings pending or threatened against the Company brought by or on behalf of any applicant for employment, any current or former employee or independent contractor, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment or other relationship.

(c) Except as would not result in material liability for the Company: (i) the Company has fully and timely paid all wages, salaries, overtime, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to their current or former employees and independent contractors under applicable Law, Contract or company policy; and (ii) each individual who is providing or within the past three years has provided services to the Company and is or was classified and treated as an independent contractor, consultant, leased employee or other non-employee service provider, is and has been properly classified and treated as such for all applicable purposes.

(d) In the past three years, the Company has not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the WARN Act.

(e) In the past five years: (i) no allegations of sexual harassment or sexual misconduct have been made, or, to the Company’s Knowledge, threatened to be made against or involving any current or former officer, director or other employee at the level of Vice President or above by any current or former officer, employee or individual service provider of the Company; and (ii) the Company has not entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director or other key employee. The Company has reasonably investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, the Company has taken corrective action that is reasonably calculated to prevent further improper action. The Company does not reasonably expect any material Liabilities with respect to any such allegations.

(f) To the Company’s Knowledge: (i) no current employee with annualized compensation at or above $150,000, intends to terminate his or her employment with the Company prior to the one-year anniversary of the Closing; and (ii) no current or former employee or independent contractor of the Company is in any material respect in violation of any term of any nondisclosure agreement, noncompetition agreement or restrictive covenant obligation owed to: (A) the Company; or (B) any third party with respect to such person’s right to be employed or engaged by the Company.

Section 5.19 Benefit Plans.

(a) Set forth on Section 5.19(a) of the Company Disclosure Letter is a true and complete list of each material Company Benefit Plan. Each Company Benefit Plan is exclusive to the Company. No Company Benefit Plan covers or provides benefits to any Person who is not a current or former employee of the Company (or an eligible dependent of such current or former employee). With respect to each Company Benefit Plan, all contributions and other payments that have become due have been timely made or paid or, to the extent not yet due, are properly accrued in accordance with GAAP on the Company Financials.

(b) Each Company Benefit Plan is and has been operated, administered, maintained, and funded at all times in compliance with its terms and all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code: (i) has received a favorable determination letter from the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter upon which the Company is entitled to rely); or (ii) the Company has requested an initial favorable IRS determination of qualification or exemption within the period permitted by applicable Law. No event has occurred or circumstance exists that could reasonably be expected to adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan required to be listed on Section 5.19(c) of the Company Disclosure Letter, the Company has provided to the Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan documents (including any amendments, modifications or supplements) or, for any unwritten Company Benefit Plan, a written summary of the material terms of such unwritten Company Benefit Plan; (ii) the most recent summary plan descriptions and each summary of material modifications to such plan descriptions; (iii) the most recent Form 5500, if applicable, and annual report, including all schedules; (iv) the most recent determination letter (or opinion letter) received from the IRS, if any; (v) the most recent actuarial valuation; and (vi) all non-routine communications with any Governmental Authority within the last three years.

(d) No Legal Proceeding or claim is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration and administrative appeals of denied claims) against or relating to any Company Benefit Plan or the assets any Company Benefit Plan. There has been no non-exempt “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, or breach of fiduciary duty with respect to any Company Benefit Plan. The Company has not incurred (whether or not assessed), or could reasonably be expected to incur or be subject to, any Tax or penalty under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e) None of the Company nor any ERISA Affiliate currently sponsors, maintains, contributes to, has an obligation to contribute to or has any Liability or obligation under or with respect to, and no Company Benefit Plan is: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA); (ii) a plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code, a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); and (iv) or a “multiple employer plan” (as described in Section 413(c) of the Code or Section 210 of ERISA). The Company has not incurred any Liability or otherwise would reasonably be expected to have any Liability, contingent or otherwise, under Title IV of ERISA or as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(f) Neither the execution and delivery of this Agreement, nor the consummation of the Transactions contemplated hereby, either alone or in combination with another event, could: (i) entitle any current or former employee, officer, director or other individual service provider of the Company (or any dependent or beneficiary of any current or former employee, officer, director or other individual service provider of the Company) to any payment of compensation or benefits (whether in cash, property or the vesting of property); (ii) increase the amount of compensation or benefits due or payable to any such person set forth in the preceding clause (i); (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; (iv) require a contribution by the Company to any Company Benefit Plan; (v) restrict the ability of the Company to merge, amend or terminate any Company Benefit Plan; or (vi) result in the forgiveness of any employee or service provider loan.

(g) The Company has no current or contingent obligation to provide any gross-up payment to or to indemnify, reimburse or otherwise make whole any Person for any Taxes.

(h) Except to the extent required by Section 4980B of the Code or similar state Law for which the recipient pays the full cost of coverage, the Company has no Liability to provide, and no Company Benefit Plan provides, health or welfare benefits to any former or retired employee and are not obligated to provide such benefits to any active employee or any other Person following such employee’s retirement or other termination of employment or service.

(i) Each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all respects in operational compliance with, and is in all respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated under Section 409A of the Code. No amount under any such plan, agreement or arrangement is, has been or could reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code. No amounts paid or payable by the Company are subject to any Tax or penalty imposed under Section 457A of the Code.

(j) The Company does not maintain any Company Benefit Plans on behalf of any current or former directors, officers, managers, employees or other service providers who reside or work primarily outside of the United States.

(k) Neither the execution and delivery of this Agreement, nor the consummation of the Transactions contemplated hereby, either alone or in combination with another event, could result in any “parachute payment” under Section 280G of the Code.

Section 5.20 Environmental Matters.

(a) The Company is, and for the past five years has been, in compliance in all material respects with all Environmental Laws, including obtaining, maintaining and complying in all material respects with all Permits required under Environmental Laws (collectively, the “Environmental Permits”).

(b) No Legal Proceeding is pending or, to the Company’s Knowledge, threatened against the Company, the Company has not received any written notice, report or other information from any Person, and the Company is not the subject of any outstanding Order, in each case regarding any actual or alleged material violation, material non-compliance with, or material Liability, under Environmental Laws.

(c) The Company has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, sold, marketed, repaired, installed, distributed, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Materials, in each case so as has given or would give rise to any material Liability of the Company under Environmental Laws.

(d) The Company has not assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material Liability of any other Person under Environmental Laws or regarding Hazardous Materials.

(e) The Company has provided to the Purchaser true and complete copies of all material environmental reports, audits, assessments, liability analyses, memoranda, studies and similar documents in the Company’s possession or control.

Section 5.21 Transactions with Related Persons. Section 5.21 of the Company Disclosure Letter contains a list of each transaction or Contract to which the Company is a party with any: (a) present or former officer or director of the Company; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or Equity Securities of the Company; or (c) any Affiliate, “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing. Notwithstanding the foregoing, each of clauses (a), (b) and (c) shall exclude, in the case of an employee, officer or director of the Company, any employment Contract made in the ordinary course of business or any Company Benefit Plans. To the Company’s Knowledge, no Related Person or any Affiliate of a Related Person has, directly or indirectly, an economic interest in any Contract, property or right (tangible or intangible) with the Company (other than such Contracts that relate to any such Person’s ownership of the Company Stock or other Equity Securities of the Company as set forth on Section 5.21 of the Company Disclosure Letter or such Person’s employment or consulting arrangements with the Company).

Section 5.22 Insurance.

(a) Section 5.22(a) of the Company Disclosure Letter lists as of the Signing Date, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the business of the Company (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy). Copies of such insurance policies have been provided to the Purchaser. As of the Signing Date, all premiums due and payable under all such insurance policies have been paid. As of the Signing Date, the Company is otherwise in material compliance with the terms of such insurance policies. Each such insurance policy is legal, valid and binding, in full force and effect and enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. The Company has no self-insurance or co-insurance programs. In the past three years, the Company has not received any written notice from, or on behalf of, any insurance carrier relating to or involving any: (i) adverse material change; (ii) notice of cancellation or termination; (iii) any change other than in the ordinary course of business in the conditions of insurance; (iv) any refusal to issue an insurance policy; or (v) non-renewal of a policy, and, to the Company’s Knowledge, no such action has been threatened. To the Company’s Knowledge, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies.

(b) Section 5.22(b) of the Company Disclosure Letter identifies each individual insurance claim made by the Company in the past three years. The Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Company. To the Company’s Knowledge, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. The Company has not made any claim against an insurance policy as to which the insurer has denied coverage. The consummation of the Transactions will not affect coverage under any insurance policies in any material respect.

Section 5.23 Top Customers and Suppliers.

(a) Section 5.23(a) of the Company Disclosure Letter lists as of the Signing Date, by aggregate dollar value of the Company’s business’ revenue with such counterparty, as applicable, the 10 largest customers of the Company, for the 12 months ended on each of December 31, 2024 and December 31, 2023 (the “Top Customers”). As of the Signing Date, no Top Customer has: (i) informed the Company in writing or, to Company’s Knowledge, orally, of its intention, or has threatened in writing, or, to the Company’s Knowledge, orally, to cancel or otherwise terminate, or materially reduce, its present relationship with the Company; or (ii) informed the Company in writing or, to the Company’s Knowledge, orally, that the Company is, as of the Signing Date, in material breach of the terms of any Contract to which it is a party with such Top Customer. To the Company’s Knowledge, as of the Signing Date, no Top Customer has asserted or threatened a force majeure event or provided notice of an anticipated inability to perform, in whole or in part, its obligations with respect to a material Contract to which the Company is a party with such Top Customer.

(b) Section 5.23(b) of the Company Disclosure Letter lists as of the Signing Date, by aggregate dollar value of the Company’s business’ cost to such counterparty, as applicable, the 10 largest suppliers or manufacturers of goods or services to the Company, for the 12 months ended on each of December 31, 2024 and December 31, 2023 (the “Top Suppliers”). As of the Signing Date, no Top Supplier has: (A) informed the Company in writing or, to the Company’s Knowledge, orally, of its intention, or, has threatened in writing, or, to the Company’s

Knowledge, orally, to cancel or otherwise terminate, or materially reduce, its present relationship with the Company; or (B) informed the Company in writing or, to the Company’s Knowledge, orally, that the Company is, as of the Signing Date, in material breach of the terms of any Contract to which it is a party with such Top Supplier. To the Company’s Knowledge, as of the Signing Date, and except as would not reasonably be expected to be material to the Company, no Top Supplier has asserted or threatened a force majeure event or provided notice of an anticipated inability to perform, in whole or in part, its obligations with respect to a material Contract to which the Company is a party with such Top Supplier.

(c) As of the Signing Date, none of the Top Customers or Top Suppliers has notified the Company in writing that it is in a material dispute with the Company or its business.

Section 5.24 Certain Business Practices.

(a) The Company has not and none of the Company’s officers, directors, employees or, to the Company’s knowledge, any other of their respective Representatives acting on the Company’s behalf has, during the last five years, offered, given, paid, promised to pay, or authorized or received or accepted the payment of anything of value to or from: (i) an official or employee of a foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office, in any such case under circumstances where the Company or Representative of the Company knew that all or a portion of such thing of value would be offered, given, or promised to an official or employee or a foreign or domestic Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for a foreign or domestic political office; or (iv) any other Person (in each case in violation of any Anti-Bribery Law). The Company has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anti-Bribery Law. The Company has not received any written notice, request, or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Law.

(b) The operations of the Company are and have been conducted at all times since April 24, 2019, in compliance with applicable economic Sanctions Laws, export and import control Laws and money laundering Laws and the rules and regulations under such Laws of the United States and any other relevant jurisdictions. No Legal Proceeding involving the Company with respect to any of the foregoing is pending or, to the Company’s Knowledge, threatened.

(c) None of the Company or any of its officers, directors or employees, or to the Company’s Knowledge, any of its Representatives acting on behalf of Company is or has been since April 24, 2019: (i) a Sanctioned Person; or (ii) in material violation of applicable Sanctions Laws or export or import control Laws during the applicable statute of limitation period.

Section 5.25 Investment Company Act. The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

Section 5.26 Finders and Brokers. Except as reflected on Section 5.26 of the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which the Company would be liable in connection with the Transactions. The Company shall be solely responsible for any such fees (which shall be included as a Company Transaction Cost to the extent not paid prior to the Closing).

Section 5.27 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of the Purchaser and Merger Sub. The Company acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser and Merger Sub for such purpose. In making its decision to enter into this Agreement and to consummate the Transactions, the Company has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in this Agreement (including the related portions of the Purchaser Disclosure Letter) and in any certificate delivered to the Company pursuant to this Agreement. None of the Purchaser or Merger Sub nor any of their respective Representatives have made any representation or warranty as to the Purchaser or Merger Sub or this Agreement, and the Company disclaims reliance upon any such representation or warranty, and the accuracy or completeness thereof, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Letter) or in any certificate delivered to the Company pursuant to this Agreement.

Section 5.28 Information Supplied. None of the information the Company has supplied expressly for inclusion or incorporation by reference in: (a) any current report on Form 8-K, and any exhibits to such Form 8-K or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the Transactions or any Ancillary Documents or in the Proxy Statement/Registration Statement; or (b) any of the Signing Press Release, the Signing Filing (including information provided for inclusion in the presentation that the Parties have agreed to file with the SEC in connection with the Signing Filing), the Closing Press Release, the Closing Filing and any other press releases or prospectuses filed under Rule 425 of the Securities Act in connection with the Transactions or any Ancillary Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated in such documents or necessary in order to make the statements in such documents, in light of the circumstances under which they are made, not misleading at: (i) the time such information is filed with or furnished to the SEC (but if such information is revised by any subsequently filed amendment or supplement, this clause (i) shall solely refer to the time of such subsequent revision); (ii) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (iii) the time the Proxy Statement/Registration Statement or any amendment or supplement to such Proxy Statement/Registration Statement is first disseminated to the Purchaser Shareholders; or (iv) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its respective Affiliates. All forward looking financial information or unit economics calculations with respect to the Company that: (A) were delivered by or on behalf of the Company or its Representatives for inclusion in the presentation that the Parties have agreed to file with the SEC in connection with Signing Filing; or (B) will be delivered by the Company or its Representatives for inclusion in the Proxy Statement/Registration Statement were or will be, as the case may be, prepared in good faith using assumptions the Company believes to be reasonable.

Section 5.29 No Additional Representations or Warranties. Except as provided in this Article V, in any Ancillary Document to which the Company is a party or in any certificate or instrument delivered pursuant to this Agreement or an Ancillary Document, Purchaser and Merger Sub agree that none of the Company or any of its Affiliates, or any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Purchaser or its Affiliates. No such Person shall be liable in respect of the accuracy or completeness of any information provided to the Purchaser or its Affiliates.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB

Except as set forth in: (i) any Purchaser SEC Reports filed or submitted on or prior to the Signing Date (excluding (a) any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended to such Purchaser SEC Reports); or (ii) in the disclosure letter dated as of the Signing Date delivered by the Purchaser to the Company (the “Purchaser Disclosure Letter”), each section or subsection of which, subject to Section 10.18, qualifies only the correspondingly numbered and lettered representations in this Article VI, the Purchaser and Merger Sub represent and warrant to the Company as follows:

Section 6.01 Organization and Standing. Each of the Purchaser and Merger Sub is duly formed, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where such failure to have all requisite corporate power and authority would not, individually, or in the aggregate, be material to the Purchaser and Merger Sub, taken as a whole. Each of the Purchaser and Merger Sub is duly qualified or licensed in the jurisdiction in which it is formed or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. Each of the Purchaser and Merger Sub has provided to the Company accurate and complete copies of its Organizational Documents each as amended to date and as currently in effect. Neither the Purchaser nor Merger Sub is in violation of any provision of its Organizational Documents.

Section 6.02 Authorization; Binding Agreement. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations under this Agreement and each Ancillary Document to which it is a Party and to consummate the Transactions, subject to obtaining the Purchaser Shareholder Approval. The execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions: (a) have been duly and validly authorized by the Special Committee and the board of directors of the Purchaser and the board of directors of Merger Sub; and (b) other than the Purchaser Shareholder Approval and the proceedings described in Section 7.13, no other corporate proceedings on the part of the Purchaser or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement and each Ancillary Document to which the Purchaser or Merger Sub is a party or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by each of the Purchaser and Merger Sub. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the valid and binding obligation of each of the Purchaser and Merger Sub, enforceable against each of the Purchaser and Merger Sub in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. When delivered, each Ancillary Document to which the Purchaser or Merger Sub is or is required to be a party shall be duly and validly executed and delivered by the Purchaser or Merger Sub, as applicable. Assuming the due authorization, execution, delivery and performance, such Ancillary Document, shall constitute the legal, valid and binding obligation of the Purchaser or Merger Sub, as applicable, enforceable against the Purchaser or Merger Sub, as applicable, in accordance with its terms except as such enforcement may be limited by the Enforceability Exceptions.

Section 6.03 Governmental Approvals. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Consent of or with any Governmental Authority on the part of the Purchaser or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser or Merger Sub of this Agreement and each Ancillary Document to which Purchaser or Merger Sub is a party or the consummation by each of the Purchaser and Merger Sub of the Transactions, other than: (a) such filings as contemplated by this Agreement; (b) any filings required with the Stock Exchange or the SEC with respect to the Transactions; (c) applicable requirements, if any, of the Securities Act, the Exchange Act or any state “blue sky” securities Laws, and the rules and regulations under the Securities Act, the Exchange Act or any state “blue sky” securities Laws; (d) applicable requirements, if any, of the HSR Act or other Antitrust Laws; and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 6.04 Non-Contravention. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, the execution, delivery and performance by each of the Purchaser and Merger Sub of this Agreement and each Ancillary Document to which Purchaser or Merger Sub is a party, the consummation by the Purchaser or Merger Sub of the Transactions, and compliance by the Purchaser or Merger Sub with any of the provisions those documents, do not and will not: (a) conflict with or violate any provision of the Purchaser’s or Merger Sub’s Organizational Documents; (b) violate any provision of, or result in the breach of, any applicable Law to which the Purchaser or Merger Sub is subject or by which any property or asset of the Purchaser or Merger Sub is bound; (c) violate any provision of or result in a breach, default or acceleration of, require a consent under, create any right to payment or any posting of collateral (or the right to require the posting of collateral), or trigger vesting or increase in the amount of any compensation or benefit payable under any material Contract of Purchaser or Merger Sub, or terminate or result in the termination of any material Contract of the Purchaser or Merger Sub, or result in the creation of any Lien (other than a Permitted Lien) under any material Contract of the Purchaser or Merger Sub upon any of the properties or assets of the Purchaser or Merger Sub, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien (other than a Permitted Lien); or (d) result in a violation or revocation of any required Consents, except to the extent that the occurrence of any of the foregoing items set forth in clauses (b), (c) or (d) would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 6.05 Capitalization.

(a) As of the Signing Date, the authorized share capital of Purchaser is divided into: (i) 9,000,000,000 Purchaser Class A Ordinary Shares, 50,000,000 of which are issued and outstanding but subject to Redemption; (ii) 900,000,000 Purchaser Class B Ordinary Shares, of which 12,500,000 shares are issued and outstanding; and (iii) 99,990,000 Purchaser Preference Shares, of which no shares are issued and outstanding as of the Signing Date. All outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable. The outstanding Purchaser Ordinary Shares are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, the Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party. None of the outstanding Purchaser Ordinary Shares have been issued in violation of any applicable securities Laws.

(b) Subject to the terms and conditions of the Warrant Agreement and in connection with the Domestication, the Cayman Purchaser Warrants will be converted into Domesticated Purchaser Warrants. The Domesticated Purchaser Warrants will be exercisable after giving effect to the Transactions for one share of Domesticated Purchaser Common Stock at an exercise price of $11.50 per share. As of the Signing Date, 39,300,000 Cayman Purchaser Warrants, consisting of 25,000,000 public warrants and 14,300,000 private placement warrants are issued and outstanding. All outstanding Cayman Purchaser Warrants are duly authorized, validly issued, fully paid and non-assessable. The outstanding Cayman Purchaser Warrants are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, the Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party. None of the outstanding Cayman Purchaser Warrants have been issued in violation of any applicable securities Laws.

(c) Other than the Redemption or as expressly set forth in this Agreement (including any redemptions that may occur in connection with an Extension), there are no outstanding obligations of the Purchaser to repurchase, redeem or otherwise acquire any shares of the Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of any shares of the Purchaser.

(d) All Indebtedness of the Purchaser, as of the Signing Date, of the type set forth in clauses (a) or (c) of the definition of Indebtedness (or clause (j) of the definition of Indebtedness as it would relate to clauses (a) or (c) of the definition of Indebtedness) is disclosed on Section 6.05(d) of the Purchaser Disclosure Letter. No such Indebtedness of the Purchaser contains any restriction upon: (i) the prepayment of any of such Indebtedness; (ii) the incurrence of Indebtedness by the Purchaser; or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.

(e) Since the date of incorporation of the Purchaser, and except in connection with an Extension or as otherwise contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares. The Purchaser’s board of directors has not authorized any of the foregoing.

(f) On or prior to the Signing Date, Purchaser entered into subscription agreements with the Initial PIPE Investors (the “Initial PIPE Agreements”). True and correct copies of the Initial PIPE Agreements have been provided to the Company on or prior to the date of this Agreement. In connection with the transactions contemplated by this Agreement, the Initial PIPE Investors have agreed to consummate the Initial PIPE Investment on the terms and subject to the conditions of the Initial PIPE Agreements. On or prior to the Signing Date, Purchaser has identified to the Company each of the Initial PIPE Investors (or has caused the identification of each such Initial PIPE Investor to the Company) and, to Purchaser’s Knowledge, the Company did not object to any such Initial PIPE Investor. The Initial PIPE Agreements are in full force and effect with respect to, and binding on, Purchaser and, to Purchaser’s Knowledge, on each Initial PIPE Investor party to an Initial PIPE Agreement, in accordance with their terms, subject to the Enforceability Exceptions.

Section 6.06 SEC Filings and Purchaser Financials; Internal Controls.

(a) Since the IPO, the Purchaser has filed all forms, reports, schedules, statements and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act or the Exchange Act, together with any amendments, restatements or supplements (all of the foregoing filed prior to the Signing Date, the “Purchaser SEC Reports”). The Purchaser will have filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the Signing Date through the Closing Date (the “Additional Purchaser SEC Reports”). All of the Purchaser SEC Reports, Additional Purchaser SEC Reports, any correspondence from or to the SEC (other than such correspondence in connection with the IPO of the Purchaser or the Proxy Statement/Registration Statement) and all certifications and statements required by Rule 13a-14 or 15d-14 under the Exchange Act or 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Public Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The Purchaser SEC Reports were prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. Subject to Section 6.17, the Additional Purchaser SEC Reports will be prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. The Purchaser SEC Reports did not, at the time they were filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Purchaser SEC Reports or necessary in order to make the statements made in such Purchaser SEC Reports, in light of the circumstances under which they were made, not misleading. The Additional Purchaser SEC Reports will not, at the time they are filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Additional Purchaser SEC Reports or necessary in order to make the statements made in the Additional Purchaser SEC Reports, in light of the circumstances under which they were made, not misleading. Each director and executive officer of the Purchaser has filed with the SEC on a timely basis all statements required with respect to the Purchaser by Section 16(a) of the Exchange Act and the rules and regulations under Section 16(a) of the Exchange Act. The Public Certifications are, or will be, true and correct as of their respective dates of filing. As used in this Section 6.06, a document or information will be deemed to have been “filed” if such document or information has been furnished, supplied or otherwise made available to the SEC.

(b) The financial statements and notes contained or incorporated by reference in the Purchaser SEC Reports fairly present in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Purchaser as at the respective dates of, and for the periods referred to, in such financial statements. The financial statements and notes to be contained in or to be incorporated by reference in the Additional Purchaser SEC Reports will fairly present the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Purchaser as at the respective dates of, and for the periods referred to, in such financial statements. Such financial statements were prepared in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable.

(c) The Purchaser has no off-balance sheet arrangements that are not disclosed in the Purchaser SEC Reports. No financial statements other than those of the Purchaser are required by GAAP to be included in the consolidated financial statements of the Purchaser.

(d) The issued and outstanding Cayman Purchaser Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “AACT.U.” The issued and outstanding Purchaser Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “AACT.” The issued and outstanding Purchaser Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “AACT WS.” The Purchaser is a listed company in good standing with the NYSE. Since the consummation of the IPO, the Purchaser has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. There is no Legal Proceeding pending or, to the Purchaser’s Knowledge, threatened against the Purchaser by the NYSE or the

SEC with respect to: (i) deregistering the Cayman Purchaser Units; (ii) deregistering the Purchaser Class A Ordinary Shares; (iii) deregistering the Purchaser Public Warrants; or (iv) terminating the listing of the Purchaser on the NYSE. None of the Purchaser or any of its Affiliates has taken any action in an attempt to terminate the registration of the Cayman Purchaser Units, the Purchaser Class A Ordinary Shares or Purchaser Public Warrants under the Exchange Act.

(e) Except as not required in reliance on exemptions from various reporting requirements by virtue of Purchaser’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), the Purchaser has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Purchaser is made known to the Purchaser’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Purchaser’s principal executive officer and principal financial officer to information required to be included in the Purchaser’s periodic reports required under the Exchange Act.

Section 6.07 Absence of Certain Changes. As of the Signing Date and since the date of its formation, neither the Purchaser nor Merger Sub has: (a) conducted any business other than as is or was incidental to its formation, or, in the case of the Purchaser, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Company and the negotiation and execution of agreements related to a Business Combination, including this Agreement) and related activities; or (b) been subject to a Purchaser Material Adverse Effect.

Section 6.08 Undisclosed Liabilities. Except for any fees, costs or expenses payable by the Purchaser as a result of or in connection with the consummation of the Transactions, there is no material liability, debt, obligation, claim or judgment against the Purchaser or Merger Sub of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations: (a) reflected or reserved for on the financial statements or disclosed in the notes to such financial statements included in the Purchaser SEC Reports; (b) that have arisen since the date of the most recent balance sheet included in the Purchaser SEC Reports in the ordinary course of business of the Purchaser or Merger Sub; or (c) arising under this Agreement or incurred in connection with the Transactions.

Section 6.09 Compliance with Laws. Since its inception, each of the Purchaser and Merger Sub has complied with, and is not currently in violation of, any applicable Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and would not reasonably be expected to have a Purchaser Material Adverse Effect. No written notice of violation or of non-compliance with any applicable Law has been received by the Purchaser or Merger Sub since Purchaser’s or Merger Sub’s inception, as applicable. To the Purchaser’s Knowledge, no assertion or action of any violation or of non-compliance with any applicable Law is currently threatened against the Purchaser or Merger Sub.

Section 6.10 Legal Proceedings; Orders; Permits. There is no Legal Proceeding pending or, to the Purchaser’s Knowledge, threatened to which the Purchaser or Merger Sub is subject that would reasonably be expected to have a Purchaser Material Adverse Effect. There is no material Legal Proceeding that the Purchaser or Merger Sub has pending against any other Person. Neither the Purchaser nor Merger Sub is subject to any material Orders of any Governmental Authority, nor are any such Orders pending. Each of the Purchaser and Merger Sub holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties. All such material Permits are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 6.11 Taxes and Tax Returns.

(a) Each of the Purchaser and Merger Sub: (i) has filed, or caused to be filed, all Income Tax and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file), and all filed Tax Returns are true, accurate and complete in all material respects; and (ii) has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Income Taxes and other material Taxes required to be paid, collected, withheld or remitted, whether or not such Taxes are shown as due and payable on any Tax Return (and complied in all material respects with applicable Law with respect to such Tax withholding).

(b) There is no Legal Proceeding currently pending or to the Company’s knowledge, threatened against the Purchaser or Merger Sub by a Governmental Authority in a jurisdiction where the Purchaser or Merger Sub, as applicable does not file Tax Returns that it is or may be subject to Tax or required to file a Tax Return in that jurisdiction.

(c) There are no audits, examinations, investigations or other proceedings pending against the Purchaser or Merger Sub in respect of any material Tax. Neither the Purchaser nor Merger Sub has been notified in writing of any proposed Tax claims or assessments against the Purchaser or Merger Sub, including in respect of a Tax of a particular type in a jurisdiction where the Purchaser or Merger Sub or any of their respective Subsidiaries, as applicable, does not file Tax Returns of such type that the Purchaser or Merger Sub or any of their respective Subsidiaries, as applicable, is or may be subject to taxation of such type by that jurisdiction.

(d) There are no Liens with respect to any Taxes upon any of the Purchaser’s or Merger Sub’s assets, other than Permitted Liens.

(e) Neither the Purchaser nor Merger Sub has requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request for such waiver or extension) is outstanding or pending, other than waivers or extensions that are automatically or routinely granted by the applicable Governmental Authority (including by reason of any extension of time to file Tax Returns or pay Taxes that is automatically or routinely granted).

(f) Neither the Purchaser nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion of any taxable period) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) other than in the ordinary course of business consistent with past practices; or (v) any “closing agreement” pursuant to Section 7121 of the Code or any other agreement or arrangement with a Governmental Authority relating to Taxes.

(g) Neither the Purchaser nor Merger Sub has participated in or been a party to, or sold, distributed or otherwise promoted, any “listed transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

(h) Neither the Purchaser nor Merger Sub has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes (other than in the case of Merger Sub, the common parent of which is the Purchaser). Neither the Purchaser nor Merger Sub has any Liability or potential Liability for the Taxes of another Person (other than Purchaser or Merger Sub): (i) under any applicable Tax Law; (ii) as a transferee or successor; or (iii) by Contract, indemnity or otherwise by operation of Law (excluding customary commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes). Neither the Purchaser nor Merger Sub is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice with respect to Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes, but including advance pricing agreements, closing agreements or other agreements relating to Taxes with any Governmental Authority) that will be binding on the Purchaser or Merger Sub with respect to any period (or portion of any period) following the Closing Date.

(i) Since its formation or incorporation, as applicable, each of the Purchaser and Merger Sub is, and has at all times been classified as, a corporation for U.S. federal income tax purposes.

(j) Neither the Purchaser nor Merger Sub has ever owned any interest that is treated as equity for Tax purposes in any “business entity” within the meaning of Treasury Regulations Section 301.7701-2 (other than the Purchaser’s ownership of Merger Sub).

(k) Neither the Purchaser nor Merger Sub has any permanent establishment in any country other than the country of its jurisdiction of formation. Neither the Purchaser nor Merger Sub has engaged in a trade or business in any country other than the country of its jurisdiction of formation that subjected it to Tax in such country.

(l) Neither the Purchaser nor Merger Sub (nor any predecessor of Purchaser or Merger Sub) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) during the two-year period ending on the date of this Agreement.

(m) Neither the Purchaser nor Merger Sub has knowingly taken any action, nor are they aware of any fact or circumstance, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments.

(n) The representations and warranties contained in this Section 6.11, the representations and warranties in Section 6.06, Section 6.07, Section 6.08 and Section 6.19 that relate to Taxes, and the representations contained in the other sections of this Article VI that explicitly refer to Taxes or the Code or other provisions of Tax Law are the sole representations and warranties provided by the Purchaser with respect to Taxes or Tax Returns.

Section 6.12 Properties. Neither the Purchaser nor Merger Sub owns, license or otherwise has any right, title or interest in any material Intellectual Property. Neither the Purchaser nor Merger Sub owns or lease any material real property or material Personal Property.

Section 6.13 Investment Company Act. Neither the Purchaser nor Merger Sub is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended. As of the Signing Date, the Purchaser constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 6.14 Trust Account. As of the Signing Date, the Purchaser has at least $555,615,780 in the Trust Account. Trust Account funds are held in cash or invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Trust Agreement. Whether written or unwritten, express or implied, there are no separate Contracts, side letters or other arrangements or understandings that would cause the description of the Trust Agreement in the Purchaser SEC Reports to be inaccurate or that would entitle any Person (other than Purchaser Shareholders who shall have properly elected to redeem their Purchaser Class A Ordinary Shares pursuant to the Purchaser’s Organizational Documents and the underwriters of the IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to the Redemption of Purchaser Class A Ordinary Shares (including any excise Taxes payable in connection with such Redemptions) properly submitted in connection with a shareholder vote to amend the Purchaser’s Organizational Documents to: (A) modify the substance or timing of its obligation to allow redemption in connection with its initial business combination; (B) to redeem 100% of its Purchaser Class A Ordinary Shares if it has not consummated an initial business combination by April 25, 2025 (or such later date as may be determined pursuant to an Extension); or (C) with respect to any other material provisions related to shareholders’ rights or pre-initial business combination activity. The Trust Agreement has not been amended or modified and is a valid and binding obligation of Purchaser. The Trust Account is in full force and effect and is enforceable in accordance with its terms except as such enforcement may be limited by the Enforceability Exceptions. There are no claims or proceedings pending or, to the Purchaser’s Knowledge, threatened with respect to the Trust Account. The Purchaser has performed all material obligations required to be performed by it to date under the Trust Agreement. The Purchaser is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement. No event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach under the Trust Agreement. As of the Closing, the obligations of the Purchaser to dissolve or liquidate pursuant to the Purchaser’s Organizational Documents shall terminate. As of the Closing, the Purchaser shall have no obligation whatsoever pursuant to the Purchaser’s Organizational Documents to dissolve and liquidate the assets of Purchaser by reason of the consummation of the Transactions. To the Purchaser’s Knowledge, as of the Signing Date, following the Closing, no Purchaser Shareholder shall be entitled in its capacity as a Purchaser Shareholder to receive any amount from the Trust Account except to the extent such Purchaser Shareholder is exercising their option to redeem Purchaser Class A Ordinary Shares in connection with the Redemption. As of the Signing Date, assuming the accuracy of the representations and warranties of the Company contained in this Agreement, the compliance by the Company with its obligations under this Agreement and the satisfaction of the conditions to the Closing set forth in Article VIII and Section 8.03 the Purchaser does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the Purchaser on the Closing Date.

Section 6.15 Finders and Brokers. Except as reflected on Section 6.15 of the Purchaser Disclosure Letter, no broker, finder, financial advisor, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which the Purchaser would be liable in connection with the Transactions based upon arrangements made by the Purchaser or any of their Affiliates.

Section 6.16 Insurance. Section 6.16 of the Purchaser Disclosure Letter lists all material insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser or Merger Sub or relating to the Purchaser or Merger Sub or their respective business, properties, assets, directors, officers and employees. Copies of such insurance policies have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser or Merger Sub, as applicable is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect. To the Purchaser’s Knowledge there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser or Merger Sub. Each of the Purchaser and Merger Sub has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Purchaser Material Adverse Effect.

Section 6.17 Information Supplied. Any information supplied by each of the Purchaser and Merger Sub expressly for inclusion or incorporation by reference in: (a) any current report on Form 8-K, and any exhibits to such Form 8-K or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the Transactions or any Ancillary Documents or in the Proxy Statement/Registration Statement; or (b) any of the Signing Press Release, the Signing Filing, the Closing Press Release, the Closing Filing and any other press releases or prospectuses filed under Rule 425 of the Securities Act in connection with the Transactions or any Ancillary Documents. No such information contains any untrue statement of a material fact or omits to state any material fact required to be stated in such documents or necessary in order to make the statements in such documents, in light of the circumstances under which they are made, not misleading at: (i) the time such information is filed with or furnished to the SEC (but if such information is revised by any subsequently filed amendment or supplement, this clause (i) shall solely refer to the time of such subsequent revision); (ii) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (iii) the time the Proxy Statement/Registration Statement or any amendment or supplement to such Proxy Statement/Registration Statement is first disseminated to the Purchaser Shareholders; or (iv) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, neither the Purchaser nor Merger Sub makes any representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or its respective Affiliates.

Section 6.18 Independent Investigation. Each of the Purchaser and Merger Sub has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company. Each of the Purchaser and Merger Sub acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. In making its decision to enter into this Agreement and to consummate the Transactions, Purchaser and Merger Sub have relied solely upon: (a) their own investigation and the express representations and warranties of the Company set forth in this Agreement and the Ancillary Documents (including the related portions of the Company Disclosure Letter) and in any certificate delivered to the Purchaser or Merger Sub pursuant to this Agreement or any Ancillary Document; and (b) the information provided by or on behalf of the Company for the Registration Statement. Neither the Company nor its Representatives have made any representation or warranty as to the Company or this Agreement, and Purchaser and Merger Sub disclaim reliance upon any such representation or warranty, and the accuracy or completeness thereof, except as: (i) expressly set forth in this Agreement (including the related portions of the Company Disclosure Letter) or any Ancillary Document or in any certificate delivered to the Purchaser or Merger pursuant to this Agreement or any Ancillary Document; or (ii) with respect to the information provided by or on behalf of the Company for the Registration Statement.

Section 6.19 Employees; Benefit Plans. Neither the Purchaser nor Merger Sub has had any employees and neither the Purchaser nor Merger Sub has any unsatisfied material liability with respect to any employee. Neither the Purchaser nor Merger Sub currently maintains or has any direct liability under any benefit plan.

Section 6.20 Transactions with Purchaser Related Persons. Section 6.20 of the Purchaser Disclosure Letter contains a list of each transaction or Contract to which either the Purchaser or Merger Sub is a party with any: (a) present or former officer or director of any of the Purchaser or Merger Sub; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or Equity Securities of any of the Purchaser; or (c) any Affiliate, “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons referred to in clauses (a) and (b). To the Purchaser’s Knowledge, no Purchaser Related Person or any Affiliate of a Purchaser Related Person has, directly or indirectly, an economic interest in any Contract, property or right (tangible or intangible) with the Purchaser or Merger Sub (other than such Contracts that relate to any such Person’s ownership of the Equity Securities of the Purchaser).

Section 6.21 No Additional Representation or Warranties. Except as provided in this Article VI, neither the Purchaser, Merger Sub nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, shareholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to any other Party or its Affiliates. No Persons listed in the preceding sentence shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates.

ARTICLE VII

COVENANTS

Section 7.01 Access and Information; Cooperation.

(a) During the period from the Signing Date and continuing until the earlier of the termination of this Agreement in accordance with Section 9.01 or the Closing (the “Interim Period”), subject to Section 7.16, the Company shall give, and shall cause its Representatives to give, the Purchaser, Merger Sub and its Representatives reasonable access to all offices and other facilities and to all officers, managers, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Company in the Company’s possession as the Purchaser, Merger Sub or their respective Representatives may reasonably request regarding the Company and its business, assets, Liabilities, financial condition, prospects, operations, management, employees and advisors in connection with the Transactions. The Company shall cause each of the Company’s Representatives to reasonably cooperate with the Purchaser, Merger Sub and their respective Representatives in their investigation. Such reasonable access shall be provided at reasonable times during normal business hours and upon reasonable intervals and notice and shall not include any invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company without the prior written consent of the Company. The Purchaser, Merger Sub and their Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company. Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided, to the Purchaser, Merger Sub or any of their respective Representatives any information if and to the extent doing so would: (i) violate any Law to which the Company is subject; (ii) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party; (iii) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy; or (iv) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine. In the case of each of clauses (i) through (iv) in the preceding sentence, the Company shall: (x) provide Purchaser with written notice that it is withholding requested access or information stating the general nature of the access or information so withheld and the reasons for withholding such access or information; (y) provide such access or information as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law; and (z) to the extent reasonably practicable, provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law. The Company shall not be required to provide, or cause to be provided, to the Purchaser, Merger Sub or any of their respective Representatives any information if the Company or any of its Representatives, on the one hand, and the Purchaser, Merger Sub or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent to such litigation. All information obtained by Purchaser, Merger Sub or any of their respective Representatives pursuant to this Section 7.01(a) shall be subject to the Mutual Non-Disclosure Agreement.

(b) During the Interim Period, subject to Section 7.16, the Purchaser and Merger Sub shall give, and shall cause their respective Representatives to give, the Company and its Representatives reasonable access to all offices and other facilities and to all officers, directors, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Purchaser, Merger Sub or their respective Subsidiaries in Purchaser’s or Merger Sub’s possession, as the Company or its Representatives may reasonably request regarding the Purchaser, Merger Sub, their respective Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and advisors in connection with the Transactions. The Purchaser and Merger Sub shall cause each of their respective Representatives to reasonably cooperate with the Company and its Representatives in their investigation. Such reasonable access shall be provided at reasonable times during normal business hours and upon reasonable intervals and notice and shall not include any invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company without the prior written consent of the Company. The Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser, Merger Sub or any of their respective Subsidiaries. Notwithstanding the foregoing, neither the Purchaser or Merger Sub shall be required to provide, or cause to be provided, to the Company or any of its Representatives any information if and to the extent doing so would: (i) violate any Law to which the Purchaser or Merger Sub is subject; (ii) violate any legally-binding obligation of the Purchaser or Merger Sub with respect to confidentiality, non-disclosure or privacy; or (iii) jeopardize protections afforded to the Purchaser or Merger Sub under the attorney-client privilege or the attorney work product doctrine. In the case of each of clauses (i) through (iii) in the preceding sentence, the Purchaser and Merger Sub shall: (x) provide the Company with written notice that it is withholding requested access or information stating the general nature of the access or information so withheld and the reasons for withholding such access or information; (y) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law; and (z) to the extent reasonably practicable, provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law. Neither the Purchaser nor Merger Sub shall be required to provide, or cause to be provided, to Company or any of its Representatives any information if the Purchaser or Merger Sub or any of their respective Representatives, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent to such litigation. All information obtained by the Company or its Representatives pursuant to this Section 7.01(b) shall be subject to the Mutual Non-Disclosure Agreement.

(c) During the Interim Period, each of the Company, Purchaser and Merger Sub shall, and shall cause their respective Representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the Parties mutually agree to seek in connection with the Transactions (including in connection with the PIPE Investment), including: (i) by providing such information and assistance as another Party may reasonably request; (ii) granting such access to another Party and its Representatives as may be reasonably necessary for their due diligence; and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts. Such cooperation shall include direct contact between senior management and other Representatives of the Company at reasonable times and locations. All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, the Purchaser, Merger Sub or their respective Representatives.

Section 7.02 Conduct of Business of the Company.

(a) During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law, as set forth on Section 7.02 of the Company Disclosure Letter or as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall use commercially reasonable efforts to: (i) conduct its business, in all material respects, in the ordinary course of business; (ii) comply in all material respects with all Laws applicable to the Company and its business, assets and employees; (iii) preserve intact, in all material respects, the Company’s business organizations and ongoing business; and (iv) maintain the Company’s existing relations and goodwill with its customers, suppliers, distributors and creditors.

(b) Without limiting Section 7.02(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law or as set forth on Section 7.02(b) of the Company Disclosure Letter, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed except in the case of clause (xxvi) in respect of which Purchaser may withhold or grant consent in its sole discretion), the Company shall not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of, or accelerate the vesting of or waive any restriction applicable to or propose to accelerate the vesting of or waive any restriction applicable to, any of its Equity Securities except (A) as required by existing Company Benefits Plans or (B) any issuances to employees or other services providers as set forth on Section 7.02(b)(ii)(B) of the Company Disclosure Letter, or (C) any Contract (including any warrant, option, Company SAFE or Second Lien Loan) outstanding as of the Signing Date;

(iii) engage in any hedging transaction with a third person with respect to its Equity Securities;

(iv) (A) split, combine, recapitalize or reclassify any of its shares or other Equity Securities or issue any other securities in respect of such shares or other Equity Securities; (B) pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination of cash, equity or property) in respect of its shares or other Equity Securities; or (C) directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its Equity Securities, except, in the case of this clause (C), for: (I) purchases or redemptions pursuant to exercises or cancellations of Equity Securities outstanding as of the Signing Date or issued thereafter in compliance with the terms of this Agreement; or (II) the withholding of shares to satisfy net settlement or Tax obligations with respect to Equity Securities outstanding as of the Signing Date, in the case of each of clause (I) and (II), in accordance with the terms of such Equity Securities;

(v) other than Indebtedness incurred as of the Signing Date pursuant to the Second Lien Loan and Security Agreement, voluntarily incur or guarantee any Indebtedness for borrowed money (whether absolute, accrued, contingent or otherwise) in excess of $1,000,000 in the aggregate;

(vi) (A) establish, adopt, materially amend or terminate any Company Benefit Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be a Company Benefit Plan if in effect on the Signing Date; (B) increase or accelerate or commit to accelerate the funding, payment or vesting of the compensation or benefits provided to any of the current or former employees, officers, directors or other service providers of the Company, including under any Company Benefit Plan or any other benefit or compensation plan, agreement, contract, program, policy or arrangement other than as set forth on Section 7.02(b)(vi)(B) of the Company Disclosure Letter; (C) grant, promise or announce any cash or equity or equity-based incentive awards, bonus, retention, change in control, transaction, severance or similar compensation or any increase in the salaries, bonuses or other compensation and benefits payable to any of the current or former employees, officers, directors or other individual service providers of the Company (or any of their respective dependents or beneficiaries); (D) hire, promote or engage, or otherwise enter into any employment or consulting agreement or arrangement with, any current or former employee, officer, director or other service provider of the Company, other than in the ordinary course of business with respect to any such service provider below the level of Vice President; or (E) terminate any employee, officer, director or other service provider of the Company, other than for cause or in the ordinary course of business with respect to any such service provider below the level of Vice President;

(vii) (A) waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenants applying to any current or former employee or other individual service provider; (B) plan, announce, implement or effect the reduction in force, lay-off, furloughs, early-retirement program, severance program or other program or effort concerning the termination of a group of employees of the Company (other than individual employee terminations for cause permitted under clause (E) of Section 7.02(b)(vi)); or (C) take other such actions that would reasonably be expected to implicate the WARN Act;

(viii) enter into, amend, modify, negotiate, terminate or extend any Labor Agreement, or recognize or certify any labor union, works council, labor organization, or group of employees of the Company as the bargaining representative for any employees of the Company;

(ix) (A) make, change or rescind any material election relating to Taxes; (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, examination, controversy or other Legal Proceeding relating to material Taxes; (C) file any amended Tax Return with respect to Income Taxes or other material Taxes; (D) voluntarily surrender any right to claim a refund of material Taxes; (E) change or request to change any method of accounting for Tax purposes; (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Company (other than as a result of any extension of time to file Tax Returns or pay Taxes that is automatically or routinely granted); (G) incur any material liability for Taxes outside the ordinary course of business; (H) enter into any tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into in the ordinary course of business and not primarily related to Taxes); or (I) enter into any “closing agreement” as described in Section 7121 of the Code or any other similar agreement or arrangement with any Governmental Authority with respect to Income Taxes or other material Taxes;

(x) (A) transfer, sell, assign, license, sublicense, covenant not to assert, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, transfer or otherwise dispose of, any right, title or interest of the Company in or to any Owned Intellectual Property material to the business of the Company (other than: (x) non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business; or (y) abandoning, allowing to lapse or otherwise disposing of Owned Intellectual Property registrations at the end of their statutory term); (B) disclose, divulge, furnish to or make accessible any material Trade Secrets constituting Owned Intellectual Property to any Person who has not entered into a commercially reasonable confidentiality agreement, (except where Company has, in the exercise of reasonable business judgement, decided to disclose, divulge, furnish or make accessible such Trade Secrets, including in the case of patent applications submitted to the United States Patent and Trademark Office, or similar office of another jurisdiction); or (C) include, incorporate or embed in, link to, combine, make available or distribute with, or use in the development, operation, delivery or provision of any material Company Software any Open Source Software in a manner that requires the Company to take a Copyleft Action;

(xi) other than in the ordinary course of business: (A) terminate, waive any material provisions of, amend or assign any Company Material Contract; or (B) enter into any Contract that would be a Company Material Contract if it had been entered into prior to the Signing Date;

(xii) establish any Subsidiary or enter into any new line of business;

(xiii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business;

(xiv) (A) fail to maintain in full force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, properties, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect; or (B) terminate without replacement or amend in a manner materially detrimental to the Company any material insurance policy insuring the Company;

(xv) make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or changes that are made in accordance with PCAOB standards;

(xvi) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $250,000 (individually or in the aggregate);

(xvii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination (A) any corporation, partnership, limited liability company, other business organization or any division of any corporation, partnership, limited liability company or other business organization; or (B) any material amount of assets outside the ordinary course of business;

(xviii) other than (A) capital expenditures in the ordinary course of business or (B) capital expenditures as reflected in the Company’s capital expenditure budget previously provided to the Purchaser and set forth on Section 7.02(b)(xviii) of the Company Disclosure Letter, make individual capital expenditures in excess of $500,000;

(xix) (A) fail to pay within a reasonable amount of time following the time due and payable, material amounts of accounts payable (other than any account payable that is, at such time, subject to a bona fide dispute) or (B) other than in the ordinary course of business, fail to use commercially reasonable efforts to collect within a reasonable amount of time following the time due, discount or otherwise reduce any account receivable, in each case, in a manner that would reasonably be expected to materially reduce the Company’s working capital;

(xx) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xxi) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations) or otherwise dispose of any material portion of its tangible properties, or tangible assets, other than pursuant to Permitted Liens in the ordinary course;

(xxii) enter into any agreement, understanding or arrangement with respect to the voting of Equity Securities of the Company;

(xxiii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement or that would impede the Transactions;

(xxiv) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business);

(xxv) (A) limit the right of the Company to: (w) engage in any line of business; (x) operate in any geographic area; (y) develop, market or sell products or services; or (z) compete with any Person or (B) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Company;

(xxvi) except as permitted by clauses Section 7.02(b)(ii)(A), (B) or (C) or as set forth in Section 7.02(b)(vi)(B) or (C) of the Company Disclosure Letter, issue any Equity Security at a price per share or with a conversion price per share that is less than the price per share of Company Common Stock implied by the Transactions; or

(xxvii) authorize or agree to do any of the foregoing actions.

Section 7.03 Conduct of Business of the Purchaser.

(a) During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law, as required to effect the Domestication, Redemptions, the Extension or the PIPE Investment, as set forth on Section 7.03(a) of the Purchaser Disclosure Letter or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), each of the Purchaser and Merger Sub shall: (i) conduct its business, in all material respects, in the ordinary course of business; (ii) comply in all material respects with all Laws applicable to it and its business, assets and employees; and (iii) use commercially reasonable efforts to preserve intact, in all material respects, its business organizations. Notwithstanding anything to the contrary in this Section 7.03, nothing in this Agreement shall prohibit or restrict the Purchaser or Merger Sub from obtaining an Extension in accordance with Section 7.20 (or making any payments to or from the Trust Account in connection with any Redemptions required in connection with such Extension) and no consent of any other Party shall be required in connection with such Extension.

(b) Without limiting Section 7.03(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law or as set forth on Section 7.03(b) of the Purchaser Disclosure Letter, or as required to effect the Domestication, Redemptions, the Extension or a PIPE Investment, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), neither Purchaser or Merger Sub shall:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii) other than in connection with a conversion of the Working Capital Loans into Purchaser Common Warrants, (A) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its Equity Securities or other security interests of any class and any other equity-based awards; or (B) engage in any hedging transaction with a third Person with respect to such securities;

(iii) (A) split, combine, recapitalize or reclassify any of its shares or other Equity Securities or issue any other securities in respect of such shares or other Equity Securities; (B) pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination of cash, equity or property) in respect of its shares or other Equity Securities; or (C) directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its Equity Securities;

(iv) (A) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise); (B) make a loan or advance to or investment in any third party; or (C) guarantee or endorse any Indebtedness, Liability or obligation of any Person, in the case of each of clauses (A), (B) and (C), other than any Working Capital Loan;

(v) (A) make, change or rescind any material election relating to Taxes; (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, examination, controversy or other Legal Proceeding relating to material Taxes; (C) file any amended Tax Return with respect to Income Taxes or other material Taxes; (D) voluntarily surrender any right to claim a refund of material Taxes; (E) change or request to change any method of accounting for Tax purposes; (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Purchaser (other than as a result of any extension of time to file Tax Returns or pay Taxes that is automatically or routinely granted); (G) incur any material liability for Taxes outside the ordinary course of business; (H) enter into any tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into in the ordinary course of business and not primarily related to Taxes); or (I) enter into any “closing agreement” as described in Section 7121 of the Code or any other similar agreement or arrangement with any Governmental Authority with respect to Income Taxes or other material Taxes;

(vi) waive or otherwise change the Trust Agreement;

(vii) terminate, waive or assign any material right under any material Contract of the Purchaser or Merger Sub;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business;

(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to maintain in full force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations, properties and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi) make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or PCAOB standards;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (other than any Transaction Litigation), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser, Merger Sub or their respective Subsidiaries) not in excess of $250,000 (individually or in the aggregate);

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division of any corporation, partnership, limited liability company or other business organization, or any material amount of assets outside the ordinary course of business;

(xiv) make any capital expenditures;

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvi) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

(xvii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xviii) authorize or agree to do any of the foregoing actions.

Section 7.04 Additional Financial Information and Financing Cooperation.

(a) During the Interim Period, the Company shall use commercially reasonable efforts to deliver to the Purchaser: (i) with respect to the fiscal year ended December 31, 2024, on or before May 5, 2025; (ii) with respect to the fiscal quarter ending March 31, 2025, on or before June 10, 2025; (iii) within 35 days following the end of each of the fiscal quarters ending March 31 (other than the fiscal quarter ending March 31, 2025), June 30 and September 30; and (iv) within 80 days following the end of each fiscal year ending December 31 (other than the fiscal year ending December 31, 2024) (collectively, the deadlines referred to in each of clauses (i) through (iv), “Staleness Deadlines”) the financial statements required to be included in the Proxy Statement/Registration Statement and any other filings to be made by the Company or the Purchaser with the SEC in connection with the Transactions. If the Company determines that it will be unable to deliver the financial statements required by this Section 7.04(a) by the applicable Staleness Deadline, the Company shall promptly notify the Purchaser of such determination. Notwithstanding the foregoing, the Company shall use commercially reasonable efforts to deliver to the Purchaser: (i) with respect to the fiscal year ended December 31, 2024, the then-current draft financial statements on or before April 30, 2025; and (ii) with respect to the fiscal quarter ending March 31, 2025, the then-current draft financial statements on or before June 7, 2025. Upon delivery of the updated financial statements by the Company in accordance with clauses (i) through (iv) above, the representations and warranties with respect to the Annual Company Financials set forth in Section 5.06 shall be deemed to apply to such financial statements (in the case of quarterly financial statements, with allowance for the absence of footnote disclosures and for year-end adjustments that are not expected to be material). The Company will use commercially reasonable efforts to cause such financial statements, together with any audited or unaudited consolidated balance sheet and the related statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows of the Company as of and for any year-to-date period ended as of the end of a fiscal quarter (or solely in the case of any audited financial statements, the fiscal year) that are required to be included in the Proxy Statement/Registration Statement, including any applicable comparative period in the preceding fiscal year, and any other filings to be made by the Company or the Purchaser with the SEC in connection with the Transactions, to, in each case: (A) be prepared in accordance with GAAP consistently applied throughout the periods covered (except for the absence of footnote disclosures and for year-end adjustments that are not expected to be material); (B) fairly present in all material respects the consolidated financial position, results of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows of the Company as of the dates and for the periods referred to in such financial statements in conformity with GAAP (except for the absence of footnote disclosures and for year-end adjustments that are not expected to be material); (C) be derived from and accurately reflect in all material respects the books and records of the Company; and (D) solely in the case of any such audited financial statements, be audited in accordance with the standards of the PCAOB.

(b) During the Interim Period, the Company shall use its commercially reasonable efforts: (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Company, the Purchaser in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy Statement/Registration Statement, the Current Report on Form 8-K pursuant to the Exchange Act and any other filings to be made by the Company or the Purchaser with the SEC in connection with the Transactions, including: (A) all business information and summary financial information of the Company provided for inclusion in the Proxy Statement/Registration Statement and the Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions; and (B) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC as necessary for inclusion in the Proxy Statement/Registration Statement and the Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions (including customary pro-forma financial information); and (ii) to obtain the consents of its auditors as may be required by applicable Law or required or requested by the SEC.

(c) The Company’s use of commercially reasonable efforts pursuant to this Section 7.04 shall include the incurrence of reasonable fees, costs and expenses that may be required in order to timely comply with the Company’s obligations to deliver the financial statements and related information pursuant to this Section 7.04(c).

(d) During the Interim Period, each of the Company, Purchaser and Merger Sub shall, and shall cause their respective Representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the Parties mutually agree to seek in connection with the Transactions (including in connection with the PIPE Investment), including: (i) by providing such information and assistance as another Party may reasonably request; (ii) granting such access to another Party and its Representatives as may be reasonably necessary for their due diligence; (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts and (iv) using its commercially reasonable efforts to deliver or, cause its Representatives to deliver, all documents that may be reasonably required by any financial advisor to the Company or the Purchaser (the “Financial Advisors”), in form and substance reasonably satisfactory to the Financial Advisors to facilitate the PIPE Investment or the consummation of the Transactions. Such documents may include customary comfort letters from each of the Company’s and the Purchaser’s respective current or former independent auditors and legal opinions and negative assurance letters from counsel to each of the Company and the Purchaser. Such cooperation shall include direct contact between senior management and other Representatives of the Company at reasonable times and locations. All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, the Purchaser, Merger Sub or their respective Representatives.

Section 7.05 Purchaser Public Filings. During the Interim Period, the Purchaser will use commercially reasonable efforts to keep current all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws. During the Interim Period, the Purchaser will use its commercially reasonable efforts prior to the Closing, maintain the listing of the Purchaser Class A Ordinary Shares and the Purchaser Public Warrants on the NYSE. Notwithstanding the foregoing, from and after the Closing, the Parties intend to list on the Stock Exchange only the Domesticated Purchaser Common Stock and the Domesticated Purchaser Warrants.

Section 7.06 No Solicitation.

(a) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions, each Party shall not, and shall cause its Representatives not to, without the prior written consent of the Company, on the one hand, and the Purchaser and Merger Sub, on the other, directly or indirectly: (i) solicit, assist, initiate, engage or facilitate the making, submission or announcement of or knowingly encourage, any Acquisition Proposal; (ii) furnish any non-public information to any Person or group (other than a Party or its Representatives) in connection with or in response to, or that would reasonably be expected to lead to, an Acquisition Proposal; (iii) engage, encourage or participate in discussions or negotiations with any Person or group with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal; (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal; (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement or arrangement related to any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal; (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party; (vii) otherwise knowingly encourage, facilitate or cooperate in any way with any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Alternative Transaction; (viii) enter into any agreement, arrangement or understanding that would reasonably be expected to adversely affect the ability of the Parties or their respective Affiliates to consummate the Transaction in a timely manner; (ix) solely with respect to the Company, prepare or take any steps in connection with a public offering of any securities of the Company or any of its Subsidiaries (or any Affiliate or successor of the Company or any of its Subsidiaries), other than in connection with the Transactions; or (x) agree or otherwise commit to enter into or engage in any of the foregoing.

(b) Each Party shall notify the others as promptly as practicable (and in any event within two Business Days) in writing of the receipt by such Party or any of its Representatives of: (i) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal; (ii) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that would reasonably be expected to result in an Acquisition Proposal; and (iii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions of such Acquisition Proposal (including a copy of such Acquisition Proposal if in writing or a written summary of such Acquisition Proposal if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the other Party promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal. During the Interim Period, each Party shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

Section 7.07 No Trading. The Company is aware of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC and the NYSE promulgated under the U.S. federal securities Laws or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. While the Company is in possession of such material nonpublic information, it shall not, and it will cause its directors, officers and direct Affiliates not to: (a) purchase or sell any securities of the Purchaser (unless otherwise explicitly contemplated in this Agreement); (b) communicate such information to any third party; (c) take any other action with respect to the Purchaser in violation of such Laws; or (d) cause or encourage any third party to do any of the foregoing.

Section 7.08 Notification of Certain Matters. During the Interim Period, each Party shall give prompt written notice to the other Parties if such Party or its Affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging: (i) that the Consent of such third party is or may be required in connection with the Transactions; or (ii) any material non-compliance with any Law by such Party or its Affiliates; (b) receives any notice or other communication from any Governmental Authority in connection with the Transactions; or (c) becomes aware of the commencement or threat of any Legal Proceeding against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager of such Party or of its Affiliates, in each case, in such person’s capacity as such, with respect to this Agreement, any Ancillary Document or the consummation of the Transactions (other than demands for appraisal, which are discussed in Section 1.12) (any such Legal Proceeding, “Transaction Litigation”). Any such notice shall not constitute an acknowledgement or admission by the Party providing the notice regarding whether or not: (x) any of the conditions to the Closing have been satisfied; or (y) any of the representations, warranties or covenants contained in this Agreement have been breached. If prior to the Closing a third party brings, or to any Party’s knowledge, threatens any Transaction Litigation, against a Party, or the board of directors (or similar governing body) of such Party or its Subsidiaries or Affiliates or Representatives, such Party shall promptly notify the other Party of any such litigation and keep the other Party reasonably informed with respect to the status of any such litigation. Each Party shall provide the other Party the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation. Each Party shall in good faith also give due consideration to the other Party’s advice with respect to such litigation. The Company shall not settle or agree to settle any Transaction Litigation without the prior written consent of the Purchaser, which consent shall not to be unreasonably withheld, conditioned or delayed.

Section 7.09 Efforts.

(a) In furtherance and not in limitation of Section 7.12, to the extent required under any Antitrust Laws, each Party agrees to make any required filing or application under the HSR Act with respect to the Transactions as promptly as practicable, but in no event later than 25 Business Days after the Signing Date, and make any required filing or application under other Antitrust Laws, as applicable, with respect to the Transactions as promptly as practicable after the Signing Date. In each case, such filing and application shall be made at such Party’s sole cost and expense (except that the Company will pay when due all filing fees in connection with the HSR Act or charged by any Governmental Authorities relating to such filings or applications). Each Party also agrees to: (i) supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws; (ii) use reasonable best efforts to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws; and (iii) obtain any Consents under applicable Antitrust Laws, including by requesting early termination of the waiting period provided for under the Antitrust Laws. In connection with its efforts to obtain the expiration or termination of the applicable waiting periods under Antitrust Laws, and to obtain any Consents under applicable Antitrust Laws, each Party shall use its reasonable best efforts to: (A) keep the other Parties reasonably informed of any material communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority; (B) keep the other Parties reasonably informed of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions; (C) permit a Representative of the other Party and its outside counsel to review (and consider their views in good faith) any material communication given by it to, and consult with each other in good faith in advance of any material meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person; (D) to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity with reasonable advance notice to attend and participate in such meetings and conferences; (E) if a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised of such meetings or conferences; and (F) use reasonable best efforts to cooperate in the preparation and filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Authority. Any such disclosures, rights to participate or provisions of information by one Party to the other under this Section 7.09 may be made on an outside counsel-only basis to the extent required under applicable Law or as appropriate to satisfy contractual confidentiality obligations. Notwithstanding the foregoing, in any event, even when sharing information on a counsel-only basis, each Party may redact: (x) any information related to valuation of the Company; and (y) information that benefits from attorney- client privilege where disclosure would cause such information to cease to benefit from attorney-client privilege.

(b) As soon as reasonably practicable following the Signing Date, the Parties shall reasonably cooperate with each other and use their respective reasonable best efforts to prepare and file with Governmental Authorities any requests for approval, to the extent applicable or required, of the Transactions. The Parties shall use their reasonable best efforts to have such Governmental Authorities approve the Transactions. Each Party shall give prompt written notice to the other Party if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the Transactions. Each Party shall promptly furnish the other Party with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the Transactions, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the Transactions under any applicable Law or if any Legal Proceeding is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, the Parties shall use their reasonable best efforts to resolve any such objections or Legal Proceedings so as to timely permit consummation of the Transactions. The foregoing obligations shall include using reasonable best efforts to resolve such objections or Legal Proceedings that if not resolved, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. If any Legal Proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective reasonable best efforts to (i) contest and resist any such Legal Proceeding; and (ii) have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions or the Ancillary Documents.

(c) Prior to the Closing, each Party shall use its reasonable best efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by the Purchaser, Merger Sub and the Company of the Transactions or required as a result of the execution or performance of, or consummation Transactions by the Purchaser, Merger Sub and the Company. The Parties shall provide reasonable cooperation with each other in connection with such efforts.

(d) The Purchaser will lead all meetings, discussions, and communications with any Governmental Authority relating to obtaining antitrust approval for the Transactions. Notwithstanding the foregoing, the Purchaser will consult with and consider in good faith the comments of the Company in connection with any filing, communication, defense, litigation, negotiation, or strategy. The Purchaser shall not, without the prior approval of the Company, have the right to stay, toll or extend any applicable waiting period under any Antitrust Laws.

Section 7.10 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice of such satisfaction or waiver to the Trustee then, at the Closing, the Purchaser: shall: (i) cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered; and (ii) use its commercially reasonable efforts to cause the Trustee to: (A) pay as and when due all amounts payable to the Purchaser Shareholders pursuant to Redemptions (including any excise Taxes payable in connection with Redemptions); and (B) pay all remaining amounts then available in the Trust Account to the Purchaser for immediate use, subject to this Agreement and the Trust Agreement. Purchaser’s notice to the Trustee of satisfaction or waiver as referenced in the preceding sentence shall be in accordance with the terms of the Trust Agreement. Thereafter, the Trust Agreement shall terminate in accordance with its terms, except as otherwise provided under the Trust Agreement.

Section 7.11 Tax Matters.

(a) The Parties agree and acknowledge their intent for U.S. federal, and applicable state and local, income Tax purposes, that the relevant portions of the Transactions qualify for their respective Intended Tax Treatments. The Parties agree and acknowledge that: (i) this Agreement constitutes, and is hereby adopted by the Purchaser as, a separate “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for each of the Domestication and the Sponsor Share Conversion for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated under Sections 354, 361 and 368 of the Code; and (ii) this Agreement constitutes, and is hereby adopted by the Purchaser, Merger Sub, and the Company as, a separate “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for each of the Domestication, the Sponsor Share Conversion and Merger for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated under Sections 354, 361 and 368 of the Code. No Party shall (and no Party shall cause or permit or their respective Affiliates to) knowingly take or knowingly cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action, if such action or failure to act would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments. The Parties agree to file all Tax Returns on a basis consistent with the Intended Tax Treatments unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar or analogous Law) or a change in applicable Law. Each Party agrees to use commercially reasonable efforts to promptly notify all other Parties of any challenge to the qualification of any relevant portion of the Transactions for its Intended Tax Treatment by any Governmental Authority. Notwithstanding anything else in this Agreement, if, prior to the Closing, the Company determines in good faith that there is a reasonable possibility the Merger and related transactions will not satisfy all of the requirements to qualify as a “reorganization” pursuant to Section 368(a)(2)(E) of the Code, then, with consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed), the Parties will cause the Surviving Company to be merged with and into Purchaser (or a subsidiary thereof treated as an entity disregarded from Purchaser for U.S. federal tax purposes) (the “Second Merger”) immediately after the Merger, with the Purchaser or such subsidiary being the surviving entity of the Second Merger, with such Second Merger being integrated with the Merger and treated, together with the Merger, as a single “reorganization” pursuant to Section 368(a)(1)(A) of the Code, and in such case, this Agreement shall constitute, and shall be treated as adopted by the Purchaser, Merger Sub, and the Company as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to the Merger and Second Merger.

(b) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (“Transfer Taxes”) shall be borne and paid 50% by the Purchaser and 50% by the Company. The Purchaser shall, at its own expense, timely file all necessary Tax Returns or other documentation with respect to such Transfer Taxes. If required by applicable Law, the other Parties shall join in the execution of any such Tax Returns or other documentation.

(c) Each Party shall terminate or cause to be terminated all of the Tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings to which such Party is a party to or bound by, or under which such Party has any obligation in effect on the Closing Date for any Tax liability of another Person, regardless of the period in which such Tax liability arises. The foregoing obligation to terminate any such agreements or arrangements shall apply regardless of whether they are written or unwritten. There shall be no continuing obligation for any Party make any payments under any such agreements, arrangements or undertakings. Notwithstanding the foregoing, there shall be no such termination obligation with respect to customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes.

(d) Following the Closing Date, the Purchaser shall use commercially reasonable efforts to (i) publicly post a “PFIC Annual Information Statement”, within the meaning of Treasury Regulations Section 1.1295-1(g), to enable Persons that were Purchaser Shareholders prior to the Closing Date (each, a “Pre-Domestication Purchaser Shareholder”) to make a “Qualifying Electing Fund” election under Section 1295 of the Code with respect to Purchaser for the taxable year of Purchaser that ends on the date of the Domestication; (ii) provide information reasonably requested by a Pre-Domestication Purchaser Shareholder to enable such Person to report its allocable share of “subpart F” income under Section 951 of the Code for taxable years of Purchaser ending on or prior to the date of the Domestication; and (iii) provide information reasonably requested by a Pre-Domestication Purchaser Shareholder to enable such Person to comply with Treasury Regulations Section 1.367(b)-3(b) or make the election described in Treasury Regulations Section 1.367(b)-3(c)(3), in each case, with respect to the Domestication.

(e) On the Closing Date, the Company shall deliver to Purchaser (i) a certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c)(3) and (ii) a notice of such certification to the Internal Revenue Service pursuant to Treasury Regulations Section 1.897-2(h)(2), in each case, in form and substance reasonably satisfactory to Purchaser, dated as of the Closing Date and duly signed by a responsible corporate officer of the Company.

Section 7.12 Further Assurances.

(a) Except as set forth in Section 7.09, the Parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Transactions as soon as reasonably practicable. The foregoing shall include preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings, unless otherwise set forth in Section 7.09.

(b) The Company shall use commercially reasonable efforts to cause the holders of Company Warrants to agree to exercise such Company Warrants as of immediately prior to, but conditional upon the occurrence of, the Closing.

Section 7.13 The Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a) Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement and receipt by the Purchaser of all audited and unaudited financial statements of the Company that are required by applicable Law to be included in the Proxy Statement/Registration Statement, the Purchaser and the Company shall jointly prepare, and the Purchaser and the Company shall jointly file with the SEC, mutually acceptable materials that shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Purchaser Shareholders relating to the Purchaser Shareholders’ Meeting (such proxy statement, together with any amendments or supplements, the “Proxy Statement”). In connection with the registration under the Securities Act of the shares of (A) Domesticated Purchaser Common Stock and Domesticated Purchaser Warrants to be issued in exchange for the issued and outstanding shares of the Purchaser Class A Ordinary Shares and the Purchaser Common Warrants, respectively, in the Domestication, and (B) other than to the extent prohibited by the SEC, the shares of Domesticated Purchaser Common Stock that constitute the Aggregate Consideration to be received by Company Securityholders (collectively, the “Registration Statement Securities”), the Purchaser and the Company shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”). The Company and its Representatives shall reasonably cooperate with the Purchaser in the preparation of the Proxy Statement/Registration Statement. The Purchaser, Merger Sub and the Company shall use their respective commercially reasonable efforts to cause the Proxy Statement/Registration Statement to: (i) comply with the rules and regulations promulgated by the SEC; (ii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing; and (iii) keep the Registration Statement effective as long as is necessary to consummate the Transactions. Without prejudice to Section 8.01(e), neither the Company’s counsel nor its other tax advisors nor the Purchaser’s counsel nor its other tax advisors shall be required to provide a tax opinion as a condition to the Closing. If there is any tax opinion required by the SEC (or its staff) to be provided in connection with the Proxy Statement/Registration Statement, the Parties shall use their respective commercially reasonable efforts to cause such opinion to be provided by a tax counsel, subject to customary assumptions and limitations. Such commercially reasonable efforts shall include cooperating, and causing their Affiliates to cooperate, in order to facilitate the issuance of any such tax opinion and, to the extent requested by such counsel, execute and deliver customary tax representation letters to such tax counsel in form and substance reasonably satisfactory to such counsel for purposes of delivering such opinion. The Purchaser and Merger Sub also agree to use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Transactions. The Company shall furnish all information concerning the Company and the Company Stockholders as may be reasonably requested in connection with any such action. Each of the Purchaser, Merger Sub and the Company agrees to use commercially reasonable efforts to furnish to the other parties: (x) all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders and other equityholders; and (y) information regarding such other matters, in each case, as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of the Purchaser, Merger Sub or the Company to any regulatory authority (including the NYSE or the Stock Exchange, as applicable) in connection with the Transactions (the “Offer Documents”).

(ii) To the extent not prohibited by Law, the Purchaser will advise the Company, reasonably promptly after the Purchaser receives notice (but in any event no later than two Business Days thereafter), of: (A) the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed; (B) the issuance of any stop order or the suspension of the qualification of the Domesticated Purchaser Common Stock for offering or sale in any jurisdiction; (C) the initiation or written threat of any proceeding for any such purpose; or (D) any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC. The Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, the Purchaser shall provide the Company and their counsel with any comments or other communications, whether written or oral, that the Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications. Each of the Purchaser and the Company shall reasonably cooperate with respect to any response to comments of the SEC or its staff with respect to the Proxy Statement/Registration Statement and any Offer Document and any amendments thereto.

(iii) Each of the Purchaser, Merger Sub and the Company shall use commercially reasonable efforts to ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in: (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary to make the statements in the Registration Statement, not misleading; or (B) the Proxy Statement will, at the date it is first disseminated to the Purchaser Shareholders and at the time of the Purchaser Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading.

(iv) If, at any time prior to the Closing, any information relating to the Company, the Purchaser or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or the Purchaser, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements in such documents, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties. In such event, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Purchaser Shareholders.

(b) Purchaser Shareholder Approval.

(i) As promptly as practicable after the Registration Statement is declared effective under the Securities Act, the Purchaser shall: (1) cause the Proxy Statement to be disseminated to Purchaser Shareholders in compliance with applicable Law; (2) duly (x) give notice of and (y) convene and hold an extraordinary general meeting of Purchaser Shareholders (the “Purchaser Shareholders’ Meeting”) in accordance with the Purchaser’s Organizational Documents and applicable Law, as promptly as practicable following the date the Registration Statement is declared effective; and (3) solicit proxies from the holders of Purchaser Ordinary Shares to vote in favor of each of the Transaction Proposals. Concurrently, the Purchaser shall provide the Purchaser Shareholders with the opportunity to elect to effect a Redemption. Unless the board of directors of the Purchaser and the Special Committee have made a Modification in Recommendation, the Purchaser, through its board of directors and Special Committee, shall recommend to the Purchaser Shareholders: (A) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations; (B) approval of the Domestication; (C) adoption of the Purchaser Charter upon Domestication and the Purchaser Bylaws upon Domestication; (D) the approval of any separate or unbundled non-binding advisory proposals as are required to implement the foregoing; (E) approval of the issuance of shares of Domesticated Purchaser Common Stock as required by listing rules of the NYSE or the Stock Exchange, as applicable; (F) approval of the adoption by the Purchaser of the Equity Incentive Plan and the ESPP; (G) the election of the members of the Post-Closing Purchaser Board in accordance with Section 7.17; (H) adoption and approval of any other proposals as the SEC (or staff members of the SEC and NYSE or the Stock Exchange, as applicable) may indicate are necessary in its comments to the Registration Statement or correspondence; (I) adoption and approval of any other proposals the Purchaser reasonably considers to be necessary or appropriate in connection with the Transactions (following consultation with the Company); and (K) adjournment of the Purchaser Shareholders’ Meeting to a later date or dates, if (w) necessary or appropriate, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, any of the foregoing (such proposals in clauses (A) through (H), together, the “Transaction Proposals”); (x) the Purchaser determines that one or more of the conditions to Closing is not satisfied or waived; (y) up to three times, in each instance for a period not exceeding 10 Business Days, if the Purchaser determines in its reasonable discretion that adjournment is otherwise required; or (z) mutually agreed by Purchaser and the Company. Unless the board of directors of the Purchaser or the Special Committee has made a Modification in Recommendation prior to its dissemination, the Purchaser shall include such recommendation in the Proxy Statement. Subject to the following sentence, each of the board of directors of the Purchaser and the Special Committee, as applicable, shall not, except as required by applicable Law, withdraw, amend, qualify or modify its recommendation to the Purchaser Shareholders that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the Purchaser Shareholders described in the Recitals to this Agreement, a “Modification in Recommendation”). Notwithstanding anything to the contrary contained in this Agreement, at any time prior to, but not after, the Domestication, the board of directors of the Purchaser and the Special Committee may make a Modification in

Recommendation if they shall have concluded in good faith, after consultation with its outside legal advisors and financial advisors, that the failure to make a Modification in Recommendation would be a breach of its fiduciary duties under applicable Law. To the fullest extent permitted by applicable Law, the Purchaser’s obligations to establish a record date for, duly call, give notice of, convene and hold the Purchaser Shareholders’ Meeting shall not be affected by any Modification in Recommendation. Notwithstanding anything to the contrary in this Agreement, the Purchaser agrees that if the Purchaser Shareholder Approval shall not have been obtained at any such Purchaser Shareholders’ Meeting, then the Purchaser shall promptly continue to take all such necessary actions, including the actions required by this Section 7.13(b), and hold additional Purchaser Shareholders’ Meetings as promptly as practicable in order to obtain the Purchaser Shareholder Approval. The Purchaser may only adjourn the Purchaser Shareholders’ Meeting: (1) to solicit additional proxies for the purpose of obtaining the Purchaser Shareholder Approval; (2) for the absence of a quorum; (3) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Purchaser has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Purchaser Shareholders prior to the Purchaser Shareholders’ Meeting; or (4) in order to engage with investors. Notwithstanding the foregoing, without the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser Shareholders’ Meeting may not be adjourned to a date that is more than 30 days after the date for which the Purchaser Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law). The Purchaser shall provide the holders of Purchaser Class A Ordinary Shares the opportunity to elect redemption of such Purchaser Class A Ordinary Shares in connection with the Purchaser Shareholders’ Meeting, as required by the Purchaser’s Organizational Documents (the “Redemption”).

Section 7.14 Employee Matters.

(a) Prior to the Closing Date, but subject to the approval of the Purchaser Shareholders, the Purchaser shall adopt: (i) an equity incentive plan that provides for grants of awards to eligible service providers (the “Equity Incentive Plan”); and (ii) an employee stock purchase plan, in each case, in a form that is mutually agreed upon between the Company and the Purchaser (the “ESPP”). The Equity Incentive Plan shall have a share reserve equal to 10% of the aggregate number of shares of Domesticated Purchaser Common Stock outstanding immediately following the Closing, on a fully diluted, as-converted and as-exercised basis (calculated after giving effect to the Transactions).

(b) Notwithstanding anything in this Agreement to the contrary, all provisions contained in this Section 7.14 are included for the sole benefit of the Purchaser, Merger Sub and the Company. Nothing in this Agreement, whether express or implied: (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement; (ii) shall limit the right of the Purchaser or its respective Affiliates (including, following the Closing, the Surviving Company) to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date; or (iii) shall confer upon any Person who is not a Party any right to continued or resumed employment or recall, any: (x) right to compensation or benefits; or (y) third-party beneficiary or other right of any kind or nature whatsoever. Without limiting the generality of the foregoing, the prohibitions set forth in the preceding sentence shall apply to any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary of such participant).

Section 7.15 Public Announcements.

(a) During the Interim Period no public release, filing or announcement concerning this Agreement, the Ancillary Documents or the Transactions shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company, except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange. In the event any such release, filing or announcement is required in accordance with the preceding sentence, the applicable Party shall use its commercially reasonable efforts, to the extent permitted by applicable Law, to allow the other Party reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws. The Company shall have an opportunity to review and comment upon the Signing Filing prior to filing and Purchaser shall not file the Signing Filing without the consent of the Company (which approval shall not be unreasonably withheld, conditioned or delayed). As promptly as practicable after the Closing (but in any event within four Business Days thereafter), the Parties shall mutually agree upon and issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws. The Company shall have an opportunity to review and comment upon the Closing Filing prior to filing and Purchaser shall not file the Closing Filing without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.16 Confidential Information.

(a) The Company acknowledges and agrees that, during the Interim Period and, if this Agreement is terminated in accordance with Article IX, until the expiration of the term under the Mutual Non-Disclosure Agreement, the Purchaser Confidential Information being provided to it in connection with this Agreement and the consummation of the Transactions are subject to the terms of the Mutual Non-Disclosure Agreement, the terms of which are incorporated in this Agreement by reference. The Mutual Non-Disclosure Agreement shall survive the execution, delivery and performance of this Agreement.

(b) The Purchaser acknowledges that the Company Confidential Information being provided to it in connection with this Agreement and the consummation of the Transactions are subject to the terms of the Mutual Non-Disclosure Agreement, the terms of which are incorporated in this Agreement by reference. The Mutual Non-Disclosure Agreement shall survive the execution, delivery and performance of this Agreement. The Company acknowledges that, in connection with the PIPE Investment, the Purchaser shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation provided to the subscribers in the PIPE Investment. Such information may include Company Confidential Information. This Section 7.16 is not intended to restrict Purchaser’s Representatives or their respective Affiliates’ ability to compete with the Company or the Purchaser or Merger Sub, but only to prohibit disclosure and knowing use of Company Confidential Information by the Purchaser, Merger Sub or their respective Representatives.

Section 7.17 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of a three-class “staggered” board of seven individuals (appointed in accordance with Stock Exchange rules). The Post-Closing Purchaser Board shall consist of six directors chosen by the Company (the “Company Directors”) and one director chosen by the Sponsor (the “Sponsor Director”). The Sponsor Director shall serve as a class III director. Subject to the terms of the Purchaser’s Organizational Documents, the Purchaser Charter upon Domestication and the Purchaser Bylaws upon Domestication, the Parties shall take all such action within their power as may be necessary or appropriate such that immediately following the Closing Date, the Post-Closing Purchaser Board shall initially include such director nominees to be designated by the Company and Sponsor pursuant to written notice to the Purchaser following the Signing Date. At or prior to the Closing, the Company and the Purchaser shall provide each initial director with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, the Company and the Purchaser.

(b) The Parties shall take all action necessary, including causing the officers of the Purchaser to resign, so that the individuals serving as the officers of the Purchaser immediately after the Closing will be individuals the Company desires to appoint to such role.

(c) The Company shall designate the Company Directors and the Sponsor shall designate the Sponsor Director by written notice to Purchaser, in each case, delivered prior to the effectiveness of the Registration Statement. If any of the directors designated by the parties shall be unable or unwilling to serve at the Closing, the Company or the Purchaser, respectively, shall promptly designate a replacement director and provide any relevant information about such appointee as the other party may reasonably request.

Section 7.18 Indemnification of Directors and Officers; Tail Insurance.

(a) For a period of six years from the Closing Date, the Parties shall, and shall cause the Purchaser and the Surviving Company to, maintain in effect, in favor of the D&O Indemnified Parties, the exculpation, indemnification and advancement of expenses provisions, of the Purchaser’s, Merger Sub’s and the Company’s respective Organizational Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of the Purchaser, Merger Sub or the Company, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date. The Parties shall not, and shall cause the Purchaser and the Company not to, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights of any D&O Indemnified Party under the respective Organizational Documents and indemnification agreements described in the preceding sentence. Notwithstanding the foregoing, all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, the Purchaser shall honor, and shall cause the Surviving Company to honor, in accordance with their respective terms, each of the covenants contained in this Section 7.18 without limit as to time.

(b) At or prior to the Closing, the Purchaser shall obtain a “tail” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Closing. Such tail policy shall cover each Person that is a director or officer of the Purchaser, Merger Sub or the Company currently covered by a directors’ and officers’ liability insurance policy of the Purchaser, Merger Sub or the Company. True, correct and complete copies of such policies have been made available to each of the Purchaser and the Company. With respect to coverage, deductibles and amounts for the six-year period following the Closing, the D&O Tail shall be on terms no less favorable than those of such applicable policy in effect on the Signing Date. Notwithstanding the foregoing, in no event shall the Purchaser be required to expend on the premium of such D&O Tail in excess of 300% of the aggregate annual premiums currently payable by the Purchaser or the Company with respect to such current policies (the “Premium Cap”). If such minimum coverage under any such D&O Tail is or becomes unavailable at the Premium Cap, then any such D&O Tail shall contain the maximum coverage available at the Premium Cap. The Purchaser shall maintain the D&O Tail in full force and effect for its full term and cause all obligations under the D&O Tail to be honored by the Surviving Company, as applicable. No other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.18(b). No claims made under or in respect of the D&O Tail related to any fiduciary or employee of the Company shall be settled without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) The rights of each D&O Indemnified Party under this Agreement shall be in addition to, and not in limitation of, any other rights such Person may have under the Organizational Documents of the Purchaser, Merger Sub or the Company, any other indemnification arrangement, any Law or otherwise. The obligations of the Purchaser and the Company under this Section 7.18(c) shall not be terminated or modified after the Closing in such a manner as to materially and adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 7.18 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.18.

(d) If, prior to the sixth anniversary of the Closing Date, the Purchaser or, after the Closing, the Surviving Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or the Company, as applicable, assume the obligations set forth in this Section 7.18.

Section 7.19 PIPE Investment. Unless otherwise approved in writing by each of the Purchaser and the Company (which approval shall not be unreasonably withheld, conditioned or delayed), none of the Purchaser, Merger Sub or the Company shall: (a) enter into any agreements with additional PIPE Investors (such agreements, “Additional PIPE Agreements”, and together with the Initial PIPE Agreements, the “PIPE Agreements”); or (b) with respect to any PIPE Agreement, amend, modify, supplement, waive or terminate, or agree or provide consent to amend, modify, supplement, waive or terminate any provision or remedy under, or any replacement of, such PIPE Agreement, other than, in each case, any assignment or transfer contemplated in such PIPE Agreement or expressly permitted by such PIPE Agreement (without any further amendment, modification or waiver to such assignment or transfer provision). Following execution of any PIPE Agreement, each of the Parties shall use its commercially reasonable efforts to take, or to cause to be taken, all actions required or necessary, or that it otherwise deems to be proper or advisable, to consummate the transactions contemplated by such PIPE Agreement on the terms described in such PIPE Agreement. Without limiting the generality of the foregoing, such actions by each of the Parties shall include each of the Parties using commercially reasonable efforts to enforce their rights, as applicable, under such PIPE Agreement to cause the other parties to such PIPE Agreement, as applicable, to pay to (or as directed by) the Purchaser the applicable purchase price under such PIPE Agreement in accordance with its terms. Each of the Purchaser and the Company, as applicable, shall give the other party prompt written notice (e-mail being acceptable): (i) of the receipt of any request from any other party to any PIPE Agreement for an amendment to, modification of, supplement to, waiver under or termination of such PIPE Agreement; (ii) of any breach or default to the Knowledge of such Party that (or any event or circumstance that, to the Knowledge of such Party, with or without notice, lapse of time or both) would give rise to any breach or default, by any party to any PIPE Agreement; (iii) of the receipt by such Party of any written notice or other written communication with respect to any actual or potential threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation of any PIPE Agreement by another party to such PIPE Agreement; and (iv) if such Party does not expect to receive all or any portion of the applicable purchase price under any PIPE Agreement in accordance with its terms.

Section 7.20 Extension.

(a) On March 5, 2025, the Purchaser filed with the SEC a preliminary proxy statement (such preliminary proxy statement, together with all amendments or supplements to such preliminary proxy statement, the “Extension Proxy Statement”) pursuant to which the Purchaser is seeking the approval of the Purchaser Shareholders to amend the Purchaser’s Organizational Documents to extend the deadline by which the Purchaser must complete a Business Combination in accordance with its Organizational Documents from April 25, 2025 to January 26, 2026 (an “Extension”). The Purchaser shall use its commercially reasonable efforts to cause the Extension Proxy Statement to: (i) comply with the rules and regulations promulgated by the SEC; and (ii) be cleared by the SEC as promptly as practicable. The Purchaser will use its commercially reasonable efforts to provide the Company a reasonable opportunity to review any amendments or supplements to the Extension Proxy Statement filed after the Signing Date prior to filing with the SEC and will consider in good faith the incorporation of any comments from the Company on such documents.

(b) To the extent not prohibited by Law, the Purchaser will advise the Company, reasonably promptly after the Purchaser receives notice, of: (i) the time when any supplement or amendment to the Extension Proxy Statement has been filed; or (ii) any request by the SEC for the amendment or supplement of the Extension Proxy Statement or for additional information. To the extent not prohibited by Law, the Purchaser will use its commercially reasonable efforts to provide the Company and its counsel with: (x) any comments or other communications, whether written or oral, that the Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Extension Proxy Statement (including any notification (orally or in writing) from the SEC that the Extension Proxy Statement will not be “reviewed” or will not be subject to further review) promptly after receipt of those comments or other communications; and (y) a reasonable opportunity to participate in the response of the Purchaser to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given).

(c) Each of the Purchaser and the Company agrees to use commercially reasonable efforts to, as promptly as reasonably practicable, furnish the other party with such information as shall be reasonably requested concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested for inclusion in (including to be incorporated by reference in) or attachment to any amendments or supplements to the Extension Proxy Statement. Each of the Purchaser and the Company shall use commercially reasonable efforts to ensure that: (i) all of the information supplied by it or on its behalf for inclusion in (including to be incorporated by reference in) or attachment to any amendments or supplements to the Extension Proxy Statement, at the earlier of the date it is filed with the SEC or first mailed to the Purchaser Shareholders, shall be accurate in all material respects and shall not omit to state any material fact required to be stated in the Extension Proxy Statement or necessary in order to make the statements in the Extension Proxy Statement, in light of the circumstances under which they are made, not misleading; (ii) any amendments or supplements to the Extension Proxy Statement shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated under the Exchange Act; and (iii) if the Purchaser deems it necessary or appropriate, that any future amendments or supplements the Extension Proxy Statement contain substantially the same financial and other information about the Company and its equityholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. If, at any time prior to the Closing, the Purchaser or the Company becomes aware of: (x) the Extension Proxy Statement containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or (y) any other information which is required to be set forth in an amendment or supplement to the Extension Proxy Statement so that it would not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, the Company or the Purchaser (as applicable) shall promptly inform the Purchaser or the Company (as applicable). Thereafter, each of the Company and the Purchaser shall cooperate with the other in filing with the SEC or mailing to the Purchaser Shareholders an amendment or supplement to the Extension Proxy Statement. Each of the Company and the Purchaser shall use its commercially reasonable efforts: (x) to cause their and their Subsidiaries’ managers, directors, officers and employees to be reasonably available to the Purchaser, the Company and their respective counsel in connection with the drafting of any amendments or supplements to the Extension Proxy Statement; and (y) respond in a timely manner to any comments from the SEC with respect thereto.

(d) After the Extension Proxy Statement is cleared by the SEC, the Purchaser will: (i) cause the Extension Proxy Statement to be disseminated to the Purchaser Shareholders in compliance with applicable Law; and (ii) duly give notice of and convene and hold a meeting of the Purchaser Shareholders (the “Purchaser Extension Meeting”) in accordance with the Purchaser’s Organizational Documents and the applicable rules of the NYSE for a date no later than April 25, 2025. Purchaser will also (x) solicit proxies from the Purchaser Shareholders to vote in favor of the Extension; and (y) provide the Purchaser Shareholders with the opportunity to elect to effect a Redemption.

(e) To the fullest extent permitted by applicable Law, the Purchaser shall: (x) establish a record date for, duly call, give notice of, convene and hold the Purchaser Extension Meeting and submit for approval the Extension; and (y) promptly continue to take all such necessary actions, including the actions required by this Section 7.20, and hold additional Purchaser Extension Meetings in order to obtain the approval of the Extension, in each case, if the Extension shall not have been approved at any such Purchaser Extension Meeting. The Purchaser may only adjourn the Purchaser Extension Meeting: (i) to solicit additional proxies for the purpose of obtaining approval of the Extension; (ii) for the absence of a quorum; (iii) to allow reasonable additional time for the filing, mailing, or dissemination of any supplemental or amended disclosure that the Purchaser has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Purchaser Shareholders prior to the Purchaser Extension Meeting; or (iv) to engage with investors. Notwithstanding the foregoing, without the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser Extension Meeting: (A) may not be adjourned to a date that is more than 20 days after the date for which the Purchaser Extension Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (B) will be held no later than April 25, 2025.

Section 7.21 Domestication.

(a) Subject to receipt of the Purchaser Shareholder Approval with respect to the matters set forth in clauses (A), (B), (C), (D), (E), (F) and (G) of Section 7.13(b)(i), at least one day prior to the Closing and in accordance with applicable Law, any applicable rules and regulations of the SEC, the NYSE or the Stock Exchange, as applicable, and the Purchaser’s Organizational Documents, the Purchaser shall cause the Domestication to become effective on such date (or such other date that is at least one day prior to the Closing), including by: (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to the Purchaser and the Company, together with the Purchaser Charter upon Domestication, in each case, in accordance with the provisions of the Certificate of Domestication with respect to the Domestication and the Purchaser Charter upon Domestication and applicable Law; (b) adopting the Purchaser Bylaws upon Domestication; and (c) completing, making and procuring all filings required to be made with the Cayman Registrar in connection with the Domestication.

(b) Following the consummation of the Domestication and prior to the Closing, the board of directors of Purchaser will resolve to ratify and approve such matters as may be required to effect the Transactions as contemplated by this Agreement and any such other matters as the Company and Purchaser may mutually agree.

Section 7.22 Affiliate Agreements. Except as set forth on Section 7.22 of the Company Disclosure Letter, all agreements with Related Persons shall be terminated or settled at or prior to the Closing without further liability to the Purchaser, Merger Sub or the Company.

Section 7.23 Requisite Stockholder Approval.

(a) As promptly as practicable following the date upon which the Proxy Statement/Registration Statement has been declared effective by the SEC and the prospectus relating to such Proxy Statement/Registration Statement has been filed with the SEC, the Company shall use commercially reasonable efforts to: (i) (x) promptly distribute such prospectus to all holders of Company Stock; (y) solicit from all holders of Company Stock entitled to vote thereon a duly executed counterpart to the Written Consent; and (z) obtain the Requisite Stockholder Approval; and (ii) deliver such Requisite Stockholder Approval to the Purchaser no later than the Written Consent Deadline. The Company will prepare (subject to the reasonable approval of the Purchaser) and deliver, to each applicable Company Stockholder that did not execute and deliver the Written Consent, the notice required by Section 228(e) of the DGCL, which notice shall include a description of the appraisal rights of such holders available under Section 262 of the DGCL, along with such other information as is required under Section 228(e) and Section 262 of the DGCL and pursuant to other applicable Law.

(b) In the event the Company is not able to obtain and deliver to Purchaser the Requisite Stockholder Approval as set forth in clause (a), above, and the Purchaser does not elect to exercise its right to terminate this Agreement pursuant to Section 9.01(j), the Company shall duly convene a meeting of the stockholders of the Company (the “Company Stockholder Meeting”) for the purpose of voting solely upon the adoption and approval of this Agreement and the Transactions, including the Merger, and the other matters set forth in the form of Written Consent included as Exhibit E, as soon as reasonably practicable after the Written Consent Deadline. The Company shall provide the Purchaser with notice of the time and location of the Company Stockholder Meeting reasonably in advance of, and in any event not less than ten Business Days prior to, the Company Stockholder Meeting, which notice shall contain sufficient information and other materials to enable the Purchaser to exercise its right to vote the shares of Company Stock subject to the Company Support Agreements pursuant to the irrevocable proxies granted to the Purchaser set forth in such Agreements. Notwithstanding the foregoing, the Company shall have no obligation to call or hold a Company Stockholder Meeting if a Written Consent executed by or on behalf of the Requisite Stockholders shall have previously been delivered to and accepted by the Company and subsequently delivered to the Purchaser.

ARTICLE VIII

CLOSING CONDITIONS

Section 8.01 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Purchaser Shareholder Approval. The Purchaser Shareholder Approval with respect to the matters set forth in clauses (A), (B), (C), (E), (F), (G), and (H) of Section 7.13(b)(i) shall have been obtained.

(b) Company Stockholder Approval. The Requisite Stockholder Approval shall have been obtained.

(c) Regulatory Approvals. (i) Any applicable waiting period or any extension of any applicable waiting period under the HSR Act in respect of the Transactions shall have expired or been earlier terminated without the imposition of burdensome conditions.

(d) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions.

(e) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act by the SEC and shall remain effective as of the Closing. No stop order or similar order suspending the effectiveness of the Registration Statement shall have been issued and be in effect with respect to the Registration Statement. No proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(f) Stock Exchange Listing. The shares of Domesticated Purchaser Common Stock to be issued in connection with the Transactions shall be conditionally approved for listing upon the Closing on the Stock Exchange subject to any requirement to have a sufficient number of round lot holders of the Domesticated Purchaser Common Stock.

Section 8.02 Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall also be subject to the satisfaction or written waiver (where permissible) by the Company of the following conditions:

(a) Representations and Warranties.

(i) The Purchaser Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies), in each case on and as of the Signing Date and on and as of the Closing Date as if made on the Closing Date, except for: (x) those representations and warranties that address matters only as of a particular date (which representations and warranties shall be true and correct in all respects (other than de minimis inaccuracies) as of such date); (y) such changes after the Signing Date that are expressly contemplated or expressly permitted by this Agreement or the Ancillary Documents.

(ii) Each of the representations and warranties of the Purchaser and Merger Sub set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser or Merger Sub pursuant to this Agreement, other than the Purchaser Fundamental Representations, shall be true and correct on and as of the Signing Date and on and as of the Closing Date as if made on the Closing Date, except for: (x) those representations and warranties that address matters only as of a particular date (which representations and warranties shall be true and correct as of such date, subject to the following clause (y)); and (y) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality, Purchaser Material Adverse Effect or any similar qualification or exception), individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Agreements and Covenants. The Purchaser and Merger Sub shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Purchaser Material Adverse Effect shall have occurred with respect to the Purchaser or Merger Sub since the Signing Date that is continuing.

(d) Domestication. The Domestication shall have been completed as provided in Section 7.21 and a time-stamped copy of the certificate issued by the Secretary of State of Delaware in relation thereto shall have been delivered to the Company.

(e) Trust Account. The Purchaser shall have made appropriate arrangements to have the Trust Account available to Purchaser for payment of amounts to be paid pursuant to Section 2.01.

(f) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

(ii) Secretary Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by the secretary or other executive officer of the Purchaser in such capacity, certifying as to the validity and effectiveness of, and attaching: (A) copies of the Purchaser’s and Merger Sub’s Organizational Documents as in effect as of the Closing Date (after giving effect to the Domestication); and (B) the resolutions of the Purchaser’s board of directors and Merger Sub’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the Transactions.

(iii) Ancillary Documents. The Purchaser shall have delivered to the Company a copy of the A&R Registration Rights Agreement, duly executed by the Purchaser and the Sponsor.

Section 8.03 Conditions to Obligations of the Purchaser. The obligations of the Purchaser and Merger Sub to consummate the Transactions shall also be subject to the satisfaction or written waiver (where available) of the following conditions:

(a) Representations and Warranties.

(i) The Company Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies), in each case on and as of the Signing Date and on and as of the Closing Date as if made on the Closing Date, except for: (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall be true and correct in all respects (other than de minimis inaccuracies) as of such date) and (ii) such changes after the Signing Date that are expressly contemplated or expressly permitted by this Agreement or the Ancillary Documents.

(ii) Each of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant to this Agreement other than the Company Fundamental Representations shall be true and correct on and as of the Signing Date and on and as of the Closing Date as if made on the Closing Date, except for: (x) those representations and warranties that address matters only as of a particular date (which representations and warranties shall be true and correct as of such date, subject to the following clause (y)); and (y) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality, Company Material Adverse Effect or any similar qualification or exception), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of the agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred with respect to the Company since the Signing Date that is continuing.

(d) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Section 8.03(a), Section 8.03(b) and Section 8.03(c).

(ii) Secretary Certificate. The Company shall have delivered to the Purchaser a certificate, signed by the Company’s secretary or other executive officer in such capacity, certifying as to the validity and effectiveness of, and attaching: (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Closing); and (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Transactions.

Section 8.04 Frustration of Conditions. Notwithstanding anything to the contrary contained in this Agreement, no Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was primarily caused by the failure of such Party or the failure of such Party’s Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE IX

TERMINATION AND EXPENSES

Section 9.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by the Company by written notice to the Purchaser if at any time prior to the receipt of the Purchaser Shareholder Approval there has been a Modification in Recommendation;

(c) by the Company by written notice to the Purchaser if the Purchaser Shareholder Approval shall not have been obtained with respect to the matters set forth in clauses (A), (B), (C), (E), (F), (G), and (H) of Section 7.13(b)(i) by reason of the failure to obtain the required vote at any Purchaser Shareholders’ Meeting duly convened or at any adjournment or postponement;

(d) by the Purchaser or the Company by written notice to the other Party if the Extension shall not have been obtained prior to April 25, 2025;

(e) by the Purchaser or the Company by written notice to the other Party if any of the conditions to the Closing set forth in Article VIII have not been satisfied or waived on or prior to January 26, 2026, or such other date as may be agreed in writing by Purchaser and the Company (January 26, 2026 or such other date agreed in writing by Purchaser and the Company, the “Outside Date”). The right to terminate this Agreement under this Section 9.01(e) shall not be available to a Party if a breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the primary cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(f) by the Purchaser or the Company by written notice to the other Party if a Governmental Authority of competent jurisdiction shall have issued an Order, Law or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, and such Order, Law or other action has become final and non-appealable. Notwithstanding the foregoing, the right to terminate this Agreement pursuant to this Section 9.01(f) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(g) by the Company by written notice to the Purchaser if: (i) there has been a breach by the Purchaser or Merger Sub of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser or Merger Sub shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.02(a) or Section 8.02(b) to be satisfied (treating the Closing Date for such purposes as the Signing Date or, if later, the date of such breach); and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of: (A) 20 days after written notice of such breach or inaccuracy is provided to the Purchaser; or (B) prior to the Outside Date. The Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(g) if at such time the Company is in material breach of this Agreement;

(h) by the Purchaser by written notice to the Company if: (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Company shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.03(a) or Section 8.03(b) to be satisfied (treating the Closing Date for such purposes as the Signing Date or, if later, the date of such breach); and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of: (A) 20 days after written notice of such breach or inaccuracy is provided to the Company; or (B) prior to the Outside Date. The Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(h) if at such time the Purchaser or Merger Sub is in material breach of this Agreement;

(i) by the Purchaser by written notice to the Company if Company Support Agreements, duly executed by the Requisite Stockholders and the Company, have not been delivered to Purchaser on or before the Company Support Agreement Deadline; or

(j) by the Purchaser by written notice to the Company if the Written Consent, duly executed by the Requisite Stockholders, has not been delivered to the Purchaser on or before the Written Consent Deadline. Notwithstanding the foregoing, Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(j) once such Written Consent has been duly executed by the Requisite Stockholders and received by Purchaser.

(k) Any termination of this Agreement by the Purchaser shall require the approval of both the Purchaser’s board of directors and the Special Committee.

Section 9.02 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 9.01 and pursuant to a written notice delivered by the applicable Party to the other Party, which sets forth the basis for such termination, including the provision of Section 9.01 under which such termination is made. If this Agreement is validly terminated pursuant to Section 9.01, this Agreement shall forthwith become void. In such event, there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Section 7.15, Section 7.16, Article X, and this Section 9.02 shall survive the termination of this Agreement; and (ii) nothing in this Agreement shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or Fraud against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 10.16 and Section 10.17).

ARTICLE X

MISCELLANEOUS

Section 10.01 No Survival. Except (x) as otherwise contemplated by Section 9.02 or (y) in the case of Fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing (and there shall be no liability after the Closing in respect of such provisions). Notwithstanding the foregoing, those covenants and agreements contained in this Agreement that by their terms expressly apply in whole or in part after the Closing shall survive only with respect to any breaches occurring after the Closing.

Section 10.02 Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (i) when delivered, if delivered in person; (ii) when sent, if sent by electronic mail or other electronic means (provided that no “bounce back” or similar message is received); (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service; or (iv) three Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, to the applicable Party at the following addresses (or at such other address of a Party as shall be specified by like notice):

If to the Purchaser:

Ares Acquisition Corporation II

245 Park Avenue, 44th Floor

New York, New York 10167

Attn: Allyson Satin; Anton Feingold; Eric Waxman

and

Ares Acquisition Corporation II

2000 Avenue of the Stars

Suite 1200

Los Angeles, CA 90067

Attn: Allyson Satin; Anton Feingold; Eric Waxman

Email:  [***]

  [***]

  [***]

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, California 90067

Attn: Monica J. Shilling, P.C.; F. Walton Dumas

Email:  [***]

  [***]

If to the Company, to:

Kodiak Robotics, Inc.

1045 Terra Bella Ave

Mountain View, CA 94043

Attn: Chief Legal Officer

Email:  [***]

with a copy (which will not constitute notice) to:

650 Page Mill Road

Palo Alto, CA 94304-1050

Attn: Melissa Rick; Austin March

E-mail:  [***]

   [***]

Section 10.03 Binding Effect; Assignment. This Agreement and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parties. Any assignment without such consent shall be null and void. No such assignment shall relieve the assigning Person of its obligations under this Agreement.

Section 10.04 Third Parties. The rights set forth in Section 7.11, Section 7.17, Section 7.18, and Section 10.14 are express rights granted for the benefit of third parties. Subject to the preceding sentence, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the Transactions shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or a successor or permitted assign of a Party.

Section 10.05 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction (except that the Cayman Company Act shall apply to the Domestication and any claims related to internal affairs of Purchaser prior to the Domestication).

Section 10.06 Jurisdiction. Any Legal Proceeding based upon, arising out of or related to this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware and any State of Delaware appellate court from the Court of Chancery of the State of Delaware. Each of the Parties irrevocably: (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Legal Proceeding; (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum; (iii) agrees that all claims in respect of the proceeding or Legal Proceeding shall be heard and determined only in any such court; and (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or the Transactions in any other court. Nothing in this Agreement shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding brought pursuant to this Section 10.06.

Section 10.07 WAIVER OF JURY TRIAL. ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES. THEREFORE, EACH PARTY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.

Section 10.08 Specific Performance. Each Party: (i) acknowledges that the rights of each Party to consummate the Transactions are unique; (ii) recognizes and affirms that if this Agreement is breached by any Party, money damages may be inadequate and the non-breaching Party may have no adequate remedy at law; and (iii) agrees that irreparable damage would occur if any of the provisions of this Agreement were not performed by any Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement, without the requirement to post any bond or other security or to prove that money damages would be inadequate. The foregoing is in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

Section 10.09 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable. The validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired nor shall the validity, legality or enforceability of such provision be affected in any other jurisdiction. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

Section 10.10 Amendment; Waiver. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser (which in the case of the Purchaser, shall require the approval of the Special Committee), Merger Sub and the Company. At any time prior to the Closing, any Party may, as applicable, by action taken by its board of directors or other officers or Persons thereunto duly authorized: (a) extend the time for the performance of the obligations or acts of another Party; (b) waive any inaccuracies in the representations and warranties (of another Party) that are contained in this Agreement; or (c) waive compliance by another Party with any of the agreements or conditions contained in this Agreement. Notwithstanding the foregoing, such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights under this Agreement shall not constitute a waiver of such rights. The approval of this Agreement by the shareholders or stockholders of any of the Parties shall not restrict the ability of the board of directors of any of the Parties to terminate this Agreement in accordance with Section 9.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 10.10.

Section 10.11 Entire Agreement. This Agreement and the documents or instruments referred to in this Agreement, including any exhibits and schedules attached, which exhibits and schedules are incorporated by reference, together with the Ancillary Documents and the Company Disclosure Letter and the Purchaser Disclosure Letter referenced in this Agreement, embody the entire agreement and understanding of the Parties in respect of the subject matter contained in this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to in this Agreement or the documents or instruments referred to in this Agreement, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained in this Agreement.

Section 10.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless as otherwise expressly provided in this Agreement: (a) words denoting any gender shall include all genders, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and permitted assigns, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) all accounting terms used and not otherwise defined in this Agreement or any Ancillary Document have the meaning given to such terms in accordance with GAAP; (d) the word “including” (and with correlative meaning “include”) means “including, without limitation”; (e) the words “hereof,” “herein,” “hereto,” and “hereby” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used in this Agreement means “if and only if”; (g) except as the context otherwise provides, the words “either,” “or,” “neither,” “nor” and “any” are not exclusive; (h) any agreement, instrument, insurance policy, Law or Order defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of Laws or Orders) by succession or comparable successor Laws or Orders and references to all attachments to such agreement, instrument, insurance policy, Law or Order and instruments incorporated in such agreement, instrument, insurance policy, Law or Order; (i) references to “days” shall refer to calendar days unless Business Days are specified; (j) all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or character “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body. Any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the Equity Securities of such Person, in whatever form, including, with respect to the Purchaser, its shareholders under the Cayman Companies Act or DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties. No presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives at least two days prior to the Signing Date.

Section 10.13 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

Section 10.14 Expenses.

(a) Purchaser shall be responsible for and pay the Purchaser Transaction Costs and the Company shall be responsible for and pay the Company Transaction Costs. Except as otherwise set forth in this Agreement (including the immediately preceding sentence and as provided in the remainder of this Section 10.14), each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants.

(b) If the Closing does not occur, the Company shall be responsible for the Company Transaction Costs, and Purchaser shall be responsible for the Purchaser Transaction Costs. If the Closing occurs, in accordance with Section 2.01, the Purchaser shall (x) pay all Purchaser Transaction Costs and (y), on behalf of the Company, pay all Company Transaction Costs, in the case of each of clause (x) and (y), from the Available Purchaser Closing Cash.

(c) Notwithstanding the foregoing or anything else in this Agreement to the contrary, Purchaser or its Affiliate shall pay 100% of any Purchaser Reimbursable Expenses required to be paid during the Interim Period. To the extent such Purchaser Reimbursable Expenses constitute “Company Transaction Costs” under this Agreement, the Purchaser or its Affiliate shall pay such amount on behalf of the Company. The amount paid on behalf of the Company shall be considered an Obligation under the Second Lien Loan and Security Agreement secured by the security interest granted pursuant to Section 4 under such Agreement. If the Closing does not occur, such Purchaser Reimbursable Expenses that constitute “Company Transaction Costs” under this Agreement shall be repaid in cash (without penalty or pre-payment premium) by the Company upon the earlier of the termination of this Agreement and the Closing.

Section 10.15 Legal Representation.

(a) Conflicts and Privilege.

(i) The Purchaser, Merger Sub and the Company, on behalf of their respective successors and assigns, agree that, if a dispute with respect to this Agreement or the Transactions arises after the Closing between or among: (x) the Sponsor, the stockholders, shareholders or holders of other Equity Securities of the Purchaser or the Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (other than Purchaser or the Surviving Company) (collectively, the “AAC Group”), on the one hand; and (y) the Purchaser following the Closing, the Surviving Company or any member of the Company Group, on the other hand, any legal counsel, including K&E, Maples and Mourant, that represented the Purchaser, Merger Sub or the Sponsor prior to the Closing may represent the Sponsor or any other member of the AAC Group in such dispute even though: (A) the interests of such Persons may be directly adverse to the Purchaser, the Surviving Company or their Affiliates (following the Closing); and (B) such counsel may have represented the Purchaser in a matter substantially related to such dispute or may be handling ongoing matters for the Purchaser, the Surviving Company or the Sponsor. The Purchaser, Merger Sub and the Company, on their own behalf and on behalf of their respective successors and assigns, further agree that, as to all Legally Privileged Communications prior to the Closing between or among the Purchaser, Merger Sub, the Sponsor or any other member of the AAC Group, on the one hand, and K&E, Maples, Mourant or their other legal advisors, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the AAC Group from and after the Closing. The attorney/client privilege and the expectation of client confidence with respect to the foregoing shall not pass to or be claimed or controlled by the Purchaser, the Surviving Company or their respective Affiliates (after the Closing) (other than, if applicable, the AAC Group). Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with the Purchaser, Merger Sub or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Purchaser.

(ii) The Purchaser and the Company, on behalf of their respective successors and assigns agree that, if a dispute with respect to this Agreement or the Transactions arises after the Closing between or among: (x) the stockholders, shareholders or holders of other Equity Securities of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company or Purchaser) (collectively, the “Company Group”), on the one hand; and (y) the Surviving Company, Purchaser or any member of the AAC Group, on the other hand, any legal counsel, including WSGR that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though: (A) the interests of such Persons may be directly adverse to the Purchaser or the Surviving Company; and (B) such counsel may have represented the Purchaser or the Company in a matter substantially related to such dispute or may be handling ongoing matters for the Purchaser or the Surviving Company. The Purchaser, Merger Sub and the Company, on behalf of their respective successors and assigns, further agree that, as to all Legally Privileged Communications prior to the Closing between or among the Company or any member of the Company Group, on the one hand, and WSGR, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the Company Group after the Closing. The attorney/client privilege and the expectation of client confidence with respect to the foregoing shall not pass to or be claimed or controlled by the Purchaser or the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by the Purchaser prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Company.

(b) Company Privilege; Waiver.

(i) WSGR has represented the Company Group and the Company with respect to the Transactions. All Parties recognize the commonality of interest that exists and will continue to exist until the Closing, and that such commonality of interest should continue to be recognized after the Closing. Specifically, the AAC Group, Purchaser and the Surviving Company shall not, and shall cause their Affiliates not to, seek to have WSGR be disqualified from representing the Company Group in connection with any dispute that may arise between such Persons and the AAC Group, Purchaser or the Surviving Company in connection with this Agreement, the Ancillary Document or the Transactions. In connection with any such dispute, the Company Group involved in such dispute (and not the AAC Group (including following the Closing)) will have the right to decide whether or not to waive the attorney-client privilege that may apply to any communications between the Company Group, the Company (including following the Closing), and their Representatives or Affiliates (collectively, the “Company Parties”) that occurred prior to the Closing.

(ii) Without limiting the foregoing, the AAC Group (on their own behalf and on behalf of their Representatives and Affiliates) also acknowledge and agree that WSGR has been and will be providing legal advice to the Company Parties in connection with the Agreement, the Ancillary Documents, and any Transactions. In such capacity, WSGR will have had confidential or privileged communications between WSGR and the Company Parties, including written and electronic communications between or among WSGR or the Company Parties, relating to this Agreement, the Ancillary Documents, and the Transactions (collectively, the “Company Privileged Materials”). The AAC Group (on their own behalf and on behalf of their Representatives and Affiliates) further acknowledge and agree that, at and after the Closing, the Company Privileged Materials shall belong solely to the Company Group and any privilege or other right related to the Company Privileged Materials, including the attorney-client privilege and the expectation of client confidences, shall be owned and controlled solely by the Company Group and shall not pass to or be claimed by the AAC Group the Purchaser or the Surviving Company. Notwithstanding the foregoing, the Company Group and its Representatives shall reasonably cooperate with the AAC Group, Purchaser or the Surviving Company seeking to assert such privilege in a post-Closing dispute with a Person that is not a member of the Company Group or any of its Affiliates. In furtherance of the foregoing, each of the Parties agree to take the steps necessary to ensure that all privileges attaching to the Company Privileged Materials shall survive the Closing, remain in effect and be owned and controlled solely by the Company Group. The AAC Group (on their own behalf and on behalf of their Representatives and Affiliates), the Purchaser and the Company (on behalf of the Surviving Company) also agree: (A) that they will not, directly or indirectly, obtain or seek to obtain from WSGR any such Company Privileged Materials (or assist any other Person); and (B) not to knowingly access, review, use or rely on any Company Privileged Materials in any dispute involving any of the Parties after the Closing.

(c) Purchaser Privilege; Waiver.

(i) Each of K&E, Maples and Mourant has represented the AAC Group, the Purchaser and Merger Sub with respect to the Transactions. All Parties recognize the commonality of interest that exists and will continue to exist until the Closing, and that such commonality of interest should continue to be recognized after the Closing. Specifically, the Company Group and, following the Closing, the Purchaser and the Surviving Company, shall not, and shall cause their Affiliates not to, seek to have K&E, Maples or Mourant be disqualified from representing the AAC Group in connection with any dispute that may arise between such Persons and the Purchaser, the Surviving Company or the Company Group in connection with this Agreement, the Ancillary Documents or the Transactions. In connection with any such dispute, the AAC Group involved in such dispute (and not the Company Group (including following the Closing)) will have the right to decide whether or not to waive the attorney-client privilege that may apply to any communications between the AAC Group, the Purchaser (including following the Closing), Merger Sub and their Representatives or Affiliates (collectively, the “Purchaser Parties”) that occurred prior to the Closing.

(ii) Without limiting the foregoing, the Company Group (on their own behalf and on behalf of their Representatives and Affiliates) also acknowledge and agree that each of K&E, Maples and Mourant have been and will be providing legal advice to the Purchaser Parties in connection with the Agreement, the Ancillary Documents, and any Transactions. In such capacity, K&E, Maples and Mourant will have had confidential or privileged communications between K&E, Maples or Mourant, on the one hand, and the Purchaser Parties, on the other hand, including written and electronic communications between or among K&E, Maples, Mourant or the Purchaser Parties relating to this Agreement, the Ancillary Documents, and the Transactions (collectively, the “Purchaser Privileged Materials”). The Company Group (on their own behalf and on behalf of their Representatives and Affiliates) the Purchaser and the Company (on behalf of the Surviving Company) further acknowledge and agree that, at and after the Closing, the Purchaser Privileged Materials shall belong solely to the AAC Group and any privilege or other right related to the Purchaser Privileged Materials, including the attorney-client privilege and the expectation of client confidences, shall be owned and controlled solely by the AAC Group and shall not pass to or be claimed by the Company Group or their Affiliates, the Purchaser or the Surviving Company. Notwithstanding the foregoing, the AAC Group and its Representatives shall reasonably cooperate with the Company Group, the Purchaser (following the Closing) or the Surviving Company seeking to assert such privilege in a post-Closing dispute with a Person that is not a member of the AAC Group or any of its Affiliates. In furtherance of the foregoing, each of the Parties agree to take the steps necessary to ensure that all privileges attaching to the Purchaser Privileged Materials shall survive the Closing, remain in effect and be owned and controlled solely by the AAC Group. The Company Group (on their own behalf and on behalf of their Representatives and Affiliates), the Purchaser and the Company (on behalf of the Surviving Company) also agree: (A) that they will not, directly or indirectly, obtain or seek to obtain from K&E, Maples or Mourant any such Purchaser Privileged Materials (or assist any other Person in seeking to obtain such materials); and (B) not to knowingly access, review, use or rely on any Purchaser Privileged Materials in any dispute involving any of the Parties after the Closing.

Section 10.16 Waiver of Claims Against Trust. The Company acknowledges that the Purchaser is a blank check company with the powers and privileges to affect a Business Combination. The Company further acknowledges that, as described in the IPO Prospectus available at www.sec.gov, substantially all of the Purchaser’s assets consist of the cash proceeds of the Purchaser’s initial public offering and private placements of its securities. Substantially all of those proceeds have been deposited in the Trust Account for the benefit of the Purchaser, the Purchaser Shareholders and the underwriters of the Purchaser’s initial public offering. The Company acknowledges that it has been advised by the Purchaser that the Purchaser may disburse monies from the Trust Account only in the express circumstances described in the IPO Prospectus. The Company, on behalf of itself and its Affiliates, acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, no such Person: (a) now has or shall at any time after the Signing Date have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions from the Trust Account; or (b) may make any claim against the Trust Account (including any distributions from the Trust Account), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between the Purchaser, Merger Sub or its Representatives, on the one hand, and any such Person or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any such claims are collectively referred to as, the “Released Claims”). For and in consideration of the Purchaser and Merger Sub entering into this Agreement, the receipt and sufficiency of which are acknowledged, the Company irrevocably waives on behalf of itself and its Affiliates, the Released Claims and any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account. The Company agrees on behalf of itself and its Affiliates, not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with the Purchaser or Merger Sub (including any distributions to the Purchaser Shareholders in respect of Redemptions or deferred underwriting commissions relating to the IPO). Notwithstanding the foregoing, nothing in this Agreement shall serve to limit or prohibit the Company’s right to pursue a claim against the Purchaser or Merger Sub for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the Transactions so long as such claim would not adversely affect the Purchaser’s ability to fulfill its obligation to effectuate the Redemption. The Company’s right pursuant to the preceding sentence shall include the right to bring a claim for the Purchaser to specifically perform its obligations under this Agreement upon the occurrence of the Closing with respect to the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement. Nothing in this Section 10.16 shall serve to limit or prohibit any claims that the Company may have in the future against the Purchaser’s or Merger Sub’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account to the Purchaser and any assets that have been purchased or acquired with any such funds). This section will survive the termination of this Agreement for any reason.

Section 10.17 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth with respect to such Party. Except to the extent a named Party (and then only to the extent of the specific obligations undertaken by such named Party), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, agent, attorney, advisor, Representative or Affiliate (nor any investment fund or vehicle managed by an Affiliate or portfolio company of such investment fund and vehicle) of any named Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, agent, attorney, advisor, Representative or Affiliate (nor any investment fund or vehicle managed by an Affiliate or portfolio company of such investment fund and vehicle) of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, the Purchaser or Merger Sub under this Agreement or for any claim based on, arising out of, or related to this Agreement or the Transactions.

Section 10.18 Company and Purchaser Disclosure Letters. In accordance with Section 268 of the DGCL, the Company Disclosure Letter and the Purchaser Disclosure Letter referenced in this Agreement are not part of this Agreement for the purposes of Section 251 of the DGCL. Instead, the Company Disclosure Letter and the Purchaser Disclosure Letter operate on the terms of this Agreement as provided in this Agreement. Any disclosure made by a Party in its Disclosure Letter with reference to any section or subsection of this Agreement or section or subsection of the applicable Disclosure Letter shall be deemed to only be a disclosure with respect to: (a) the correspondingly numbered section or subsection of this Agreement; and (b) such other sections or subsections of this Agreement if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section or subsection of this Agreement. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information in a Disclosure Letter shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement. The disclosure of any information in a Disclosure Letter shall not be deemed to establish a standard of materiality.

ARTICLE XI

DEFINITIONS

Section 11.01 Certain Definitions. The following terms shall have the following meanings in this Agreement:

“A&R Registration Rights Agreement” has the meaning specified in the Recitals.

“AAC Group” has the meaning specified in Section 10.15(a)(i).

“Acquisition Proposal” means any written inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction (other than the Purchaser and the Sponsor or their respective Representatives).

“Additional PIPE Agreements” has the meaning set forth in Section 7.19.

“Additional PIPE Investment” has the meaning set forth in the Recitals.

“Additional PIPE Investors” has the meaning set forth in the Recitals.

“Additional Purchaser SEC Reports” has the meaning specified in Section 6.06(a).

“Affiliate” with respect to any specified Person means any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, investment funds or vehicles managed by Affiliates of the Purchaser, and portfolio companies of such investment funds and vehicles, are not Affiliates of the Purchaser.

“Aggregate Consideration” means a number of shares of Domesticated Purchaser Common Stock equal to: (a) the Base Purchase Price; divided by (b) the Redemption Price.

“Agreement” has the meaning specified in the Preamble.

“AI Technology” means any and all Software or technology (including models) in the deep learning, machine learning, natural language processing, large language model, or other artificial intelligence fields, or that make use of or employ neural networks, statistical learning algorithms (such as linear and logistic regression, support vector machines, random forests, k-means clustering), or reinforcement learning.

“Allocation Schedule” has the meaning specified in Section 1.05(a).

“Alternative Transaction” means: (A) with respect to the Company, a transaction or a series of transactions (other than the Transactions) concerning (x) the sale or divestiture (whether directly or indirectly) of 15% or more of the Equity Securities, business or assets of the Company or its controlled Affiliates; (y) any equity or similar investment in the Company or its controlled Affiliates resulting in any Person beneficially owning 15% or more of any class of equity or voting securities, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, reorganization, recapitalization, liquidation, dissolution, joint venture or partnership or otherwise (other than the PIPE Investment); or (z) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company; and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the Transactions) concerning a Business Combination involving the Purchaser.

“Ancillary Documents” means each of the agreements and instruments contemplated by this Agreement or otherwise related to the Transactions, in each case to be executed and delivered on the Signing Date or on or prior to the Closing Date, including this Agreement (together with the Company Disclosure Letter and the Purchaser Disclosure Letter), the Sponsor Support Agreement, the Company Support Agreements, the A&R Registration Rights Agreement, the Requisite Stockholder Approval and the Written Consent.

“Annual Company Financials” has the meaning specified in Section 5.06(a).

“Anti-Bribery Law” means: (a) the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws of any jurisdiction (including the U.K. Bribery Act 2010; (b) any rules or regulations promulgated under the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws of any jurisdiction (including the U.K. Bribery Act 2010); and (c) other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Laws” means: (a) the HSR Act, the Federal Trade Commission Act, the Sherman Antitrust Act of 1890 and the Clayton Antitrust Act, including the rules and regulations promulgated under the HSR Act, the Federal Trade Commission Act, the Sherman Antitrust Act of 1890 and the Clayton Antitrust Act; (b) any applicable foreign antitrust Laws; and (c) all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assumed Warrant” has the meaning specified in Section 1.07(a).

“Available Purchaser Closing Cash” as of immediately prior to the Closing (and prior to the payment of any Purchaser Transaction Costs and Company Transaction Costs) means, an aggregate amount equal to the sum of (without duplication): (a) all amounts in the Trust Account, less amounts required for the Redemptions (to the extent not already paid) (including any excise Taxes expected to be payable in connection with the Redemption as reasonably determined by the Purchaser in good faith in consultation with the Company); plus (b) the aggregate proceeds, if any, actually received by the Purchaser from the PIPE Investment; plus (c) all other cash and cash equivalents of the Purchaser, determined in accordance with GAAP as of 11:59 p.m. New York time on the day immediately preceding the Closing Date.

“Base Purchase Price” means the sum of (a) $2,500,000,000 minus (b), to the extent the Second Lien Loan Consideration will convert into equity as of the Closing but such converted equity will not be in the form of Company Common Stock that will be exchanged for Per Share Merger Consideration, the product of (i) the price per share paid by third parties for the Equity Security of the Purchaser into which such Second Lien Loans are ultimately exchanged (without giving effect to any discount that may be available to such third parties) multiplied by (ii) the number of such Equity Securities issued to the Second Lien Lenders pursuant to outstanding Second Lien Loans. For the avoidance of doubt, to the extent clause (b) of this definition of “Base Purchase Price” is operative, then any shares issuable upon the conversion of the Second Lien Loan Consideration shall be excluded from the Company Fully Diluted Stock.

“Beneficial Owner” has the meaning specified in Section 262(a) of the DGCL. The terms “Beneficial Ownership” and “Beneficially Owned” have correlative meanings.

“Benefit Plans” of any Person means all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation, employment or consulting, severance or termination, holiday, vacation, bonus, hospitalization, medical, life welfare, accident, disability, supplemental unemployment benefits, retiree or post-employment health or welfare, profit sharing, pension, retirement, sick pay or paid time off plan, program, policy, agreement, commitment or arrangement, and all other compensation or benefit plans, programs, policies, agreements or arrangements, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA (whether or not subject to Section 3(3) of ERISA) (other than a multiemployer plan within the meaning of Section 3(37) of ERISA).

“Business Combination” has the meaning specified in Article 1.1 of the Purchaser’s Organizational Documents as in effect on the Signing Date.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or, for so long as the Purchaser remains domiciled in the Cayman Islands, Governmental Authorities in the Cayman Islands are authorized or required by Law to close.

“Cancelled Shares” has the meaning specified in Section 1.03(b).

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Cayman Purchaser Units” has the meaning specified in the Recitals.

“Cayman Purchaser Warrant” has the meaning specified in the Recitals.

“Cayman Registrar” means the Cayman Islands Registrar of Companies.

“Certificate of Merger” has the meaning specified in Section 1.01.

“Change of Control” means any transaction or series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons (other than Purchaser, the Company or any of their respective successors) of direct or indirect beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of Equity Securities representing 50% or more of the combined voting power or economic rights or interests in the Purchaser or the Company (or any of their respective successors); (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in: (i) any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power or economic rights or interests in the Purchaser or the Company (or any of their respective successors) or the surviving Person outstanding immediately after such combination; or (ii) members of the board of directors of the Purchaser immediately prior to such merger, consolidation, reorganization or other business combination not constituting at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a Subsidiary, the ultimate parent of such Subsidiary; or (c) a sale of all or substantially all of the assets of the Purchaser or the Company (or any of their respective successors).

“Closing” has the meaning specified in Section 3.01.

“Closing Date” has the meaning specified in Section 3.01.

“Closing Filing” has the meaning specified in Section 7.15(b).

“Closing Press Release” has the meaning specified in Section 7.15(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor statute, as amended.

“Company” has the meaning specified in the Preamble.

“Company AI Policies” has the meaning specified in Section 5.14(g).

“Company Benefit Plan” means any Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by the Company or under or with respect to which the Company has or could reasonably be expected to have any Liability.

“Company Book-Entry Share” has the meaning specified in Section 1.10(a).

“Company Certificates” has the meaning specified in Section 1.10(a).

“Company Common Stock” means the Company’s Common Stock, $0.000001 par value per share.

“Company Confidential Information” means Evaluation Material, as defined in the Mutual Non-Disclosure Agreement, regarding the Company or any of its Representatives.

“Company Director” has the meaning specified in Section 7.17.

“Company Disclosure Letter” has the meaning specified in the Preamble to Article V.

“Company Financials” has the meaning specified in Section 5.06(a).

“Company Fully Diluted Stock” means the sum, without duplication, of: (a) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, determined on an as-converted to Company Common Stock basis (including the number of shares of Company Common Stock issued or issuable upon conversion of the Company Preferred Stock based on the then applicable conversion ratio or conversion price of such Company Preferred Stock) as of immediately prior to the Effective Time; plus (b) the aggregate number of shares of Company Common Stock issuable upon exercise or settlement of all Company Options issued and outstanding as of immediately prior to the Effective Time; plus (c) the aggregate number of shares of Company Common Stock issuable upon exercise or settlement of all Company Warrants that are unexercised as of immediately prior to the Effective Time; plus (d) the aggregate number of SAFE Conversion Shares attributable to each Company SAFE outstanding as of immediately prior to the Effective Time; plus (e) to the extent the Second Lien Loan Consideration will be in the form of Company Common Stock that will be exchanged for Per Share Merger Consideration, the aggregate number of Second Lien Conversion Shares attributable to each Second Lien Lender as of immediately prior to the Effective Time. When used with respect to the Per Share Merger Consideration, the aggregate number of shares of Company Common Stock issuable upon settlement of all Company Options issued and outstanding as of immediately prior to the Effective Time in clause (b), above, and the aggregate number of shares of Company Common Stock issuable upon exercise or settlement of all Company Warrants outstanding as of immediately prior to the Effective Time in clause (c) above shall be determined on a “net” exercise basis. Notwithstanding the foregoing definition, when used with respect to the Per Share Additional Consideration or any component of the Per Share Additional Consideration, the aggregate number of shares of Company Common Stock issuable upon exercise or settlement of Company Options in clause (b), above shall not be included in the total and the aggregate number of shares of Company Common Stock issuable upon exercise or settlement of all Company Warrants outstanding as of immediately prior to the Effective Time in clause (c) above shall include all shares of Company Stock underlying such Company Warrants, and shall not be determined on a “net” exercise basis. For the avoidance of doubt, the “Company Fully Diluted Stock” shall not include any shares of Company Common Stock set forth on Section 11.01-A of the Company Disclosure Letter.

“Company Fundamental Representations” means the representations and warranties of the Company made pursuant to Section 5.01 (Organization and Standing), Section 5.02 (Authorization; Binding Agreement); Sections 5.03(a), (b) (other than clause (b)(iv)(C)), (d), (e) and (f) (Capitalization), Section 5.04 (Subsidiaries and Investments), Section 5.25 (Investment Company Act); Section 5.26 (Finders and Brokers) and Section 5.28 (Information Supplied).

“Company Group” has the meaning specified in Section 10.15(a)(ii).

“Company Material Adverse Effect” means any Event that: (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company (which the Parties agree shall include the Event set forth on Section 11.01-C of the Company Disclosure Letter); or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the Company from consummating the Transactions. Notwithstanding the foregoing, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” pursuant to clause (i) of the preceding sentence: (a) any change in applicable Laws or GAAP or any interpretation of such following the Signing Date; (b) any change in interest rates or economic, political, business or financial market conditions generally; (c) the taking of any action required by this Agreement; (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences) or change in climate; (e) any epidemic, pandemic, other disease outbreak; (f) any acts of terrorism or war, the outbreak or escalation of hostilities or civil disobedience, geopolitical conditions, local, national or international political conditions, and in each of clauses (d), (e), and (f), any actions or omissions that are taken in compliance with applicable Law or any directive or guideline of any Governmental Authority in connection with any of the foregoing in clauses (d), (e) and (f); (g) any failure of the Company to meet any projections or forecasts (notwithstanding the foregoing, clause (g) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect); (h) any Events generally applicable to the industries or markets in which the Company operates (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers); (i) any Event proximately caused by the announcement, pendency or consummation of this Agreement (except that the exception in this clause (i) shall not apply with respect to the condition set forth in Section 8.03(a)(ii) as it relates to the representations and warranties of the Company made in Section 5.05 or the last sentence of Section 5.14(b)); or (j) any action taken by, or at the request of, the Purchaser. Notwithstanding the foregoing, any Event referred to in clauses (a), (b), (d), (e), (f) or (h) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company relative to similarly situated companies in the industry in which the Company conducts its operations.

“Company Material Contract” has the meaning specified in Section 5.13(a).

“Company Option” means an option to purchase Company Common Stock granted pursuant to the Company Stock Plan.

“Company Parties” has the meaning specified in Section 10.15(b)(i).

“Company Permits” has the meaning specified in Section 5.11.

“Company Preferred Stock” means the Company Series Seed Preferred Stock, the Company Series A Preferred Stock, the Company Series B-1 Preferred Stock and the Company Series B-2 Preferred Stock.

“Company Privileged Materials” has the meaning specified in Section 10.15(b)(ii).

“Company Real Property Leases” has the meaning specified in Section 5.16(b).

“Company Registered IP” has the meaning specified in Section 5.14(a).

“Company SAFE” means an outstanding Simple Agreement for Future Equity entered into between the Company and a Company SAFE Investor.

“Company SAFE Investor” means a counterparty (other than the Company) to a Company SAFE.

“Company Securityholder” means a holder of Company Stock, Company Options, Company SAFEs, Second Lien Loans or Company Warrants, in each case, as of immediately prior to the Merger.

“Company Series A Preferred Stock” means the Company’s Series A Preferred Stock, $0.000001 par value per share.

“Company Series B-1 Preferred Stock” means the Company’s Series B-1 Preferred Stock, $0.000001 par value per share.

“Company Series B-2 Preferred Stock” means the Company’s Series B-2 Preferred Stock, $0.000001 par value per share.

“Company Series Seed Preferred Stock” means the Company’s Series Seed Preferred Stock, $0.000001 par value per share.

“Company Software” means all Software which the Company owns or purports to own.

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Stock Plan” means the Kodiak Robotics, Inc. 2018 Equity Incentive Plan.

“Company Stockholder” means a holder of Company Stock as of immediately prior to the Merger.

“Company Stockholder Meeting” has the meaning specified in Section 7.23(b).

“Company Support Agreement Deadline” means 4:00 pm New York time on the day following the date of this Agreement.

“Company Support Stockholders” means the Company Securityholders listed on Schedule 11.01-D of the Company Disclosure Letter.

“Company Transaction Costs” means all fees, costs and expenses of the Company, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, including: (a) all transaction, change of control, retention, stay or sale bonus payments, gain share payments, severance, incentive, phantom equity, or deferred compensation payments and similar obligations payable in connection with the consummation of the Transactions (including in combination with any other event), together with the employer portion of any applicable FICA, state, local or foreign withholding, payroll, social security, unemployment or similar Taxes due with respect to any such payments; (b) all severance payments, retirement payments or similar payments or success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing Date and which are payable as a result of or in connection with the consummation of the Transactions, whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger” payments), and the employer portion of payroll, employment and similar Taxes payable as a result of the foregoing amounts; (c) all professional or transaction, deal, brokerage, legal, accounting, financial advisory or any similar fees payable in connection with the consummation of the Transactions; (d) all professional or transaction, deal, brokerage, legal, accounting, financial advisory or any similar fees payable in connection with the consummation of the PIPE Investment; (e) the Transfer Taxes borne by the Company pursuant to Section 7.11; (f) 50% of all costs, fees and expenses relating to the D&O Tail; (f) 50% of the filing fees lawfully payable to or as required by any Governmental Authority in connection with obtaining any required regulatory approvals in connection with this Agreement, the Ancillary Documents and the consummation of the Transactions, including any such fees in connection with the regulatory filings described in Section 7.09; (g) 50% of all costs, fees and expenses incurred in connection with the preparation, printing, filing and mailing of the Registration Statement; (h) 50% of all costs, fees and expenses incurred in connection with the listing on the Stock Exchange of the shares of Domesticated Purchaser Common Stock issued in connection with the Transactions; and (j) 50% of the Extension Expenses.

“Company Warrants” means the warrants of the Company issued and outstanding as of immediately prior to the Closing.

“Consent” means any consent, approval, waiver, notice, authorization or permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Continental” means the Continental Stock Transfer & Trust Company.

“Continuing Employee” means an officer, employee, independent contractor other service provider of the Company that will continue to serve the Purchaser or its Subsidiaries on and following the Closing.

“Contracts” means all legally binding contracts, agreements, binding arrangements, memorandums of understanding, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications to the foregoing).

“Conversion Rate” has the meaning set forth in the Company’s Organizational Documents.

“Copyleft Action” has the meaning specified in Section 5.14(f).

“Copyright” has the meaning specified in the definition of “Intellectual Property.”

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations of such virus or related or associated epidemics, pandemics or disease outbreaks.

“D&O Indemnified Party” means any individual who, at or prior to the Closing, was a director (or equivalent) or officer of the Purchaser, Merger Sub or the Company.

“D&O Tail” has the meaning specified in Section 7.18(b).

“Data Privacy and Security Requirements” means, collectively, all of the following to the extent relating to privacy, security, or data breach notification requirements, including with respect to the collection, acquisition, modification, security, transfer, sale, sharing, retention, storage, deletion, destruction, and other processing of Personal Information or IT Assets and applicable to the Company: (a) all Laws; (b) the Company’s privacy policies and notices; (c) all industry or self-regulatory standards to which the Company is legally bound or purports to be bound, including, as applicable, the Payment Card Industry Data Security Standard (PCI DSS); and (d) provisions of Contracts to which the Company is a party or is otherwise bound.

“DGCL” has the meaning specified in the Recitals.

“Disclosure Letters” has the meaning specified in the Preamble to Article V.

“Dissenting Shares” has the meaning specified in Section 1.12.

“Dissenting Stockholder” has the meaning specified in Section 1.12.

“Domesticated Purchaser Common Stock” means common stock of the Purchaser following the Domestication, par value $0.0001 per share, which will have a voting right of one vote per share.

“Domesticated Purchaser Warrant” has the meaning specified in the Recitals.

“Domestication” has the meaning specified in the Recitals.

“Earnout Period” means the time period beginning on the Closing Date and ending on the earlier of (a) date that is the four-year anniversary of the Closing Date (inclusive of the first and last day of such period) and (b) the consummation of a Change of Control.

“Earnout RSU” has the meaning specified in Section 1.06(a)(ii).

“Earnout Stock” means the Triggering Event I Earnout Stock, the Triggering Event II Earnout Stock and the Triggering Event III Earnout Stock.

“Effective Time” has the meaning specified in Section 1.01.

“Eligible Recipient” means a Company Securityholder, as of immediately prior to the Effective Time, other than any Dissenting Stockholder in respect of such Dissenting Stockholder’s Dissenting Shares or any holder of Cancelled Shares in respect of such Cancelled Shares, who executes and delivers to the Exchange Agent a Letter of Transmittal together with any Surrenderable Company Securities covered by such Letter of Transmittal (or an affidavit of loss, theft or destruction of such Surrenderable Company Securities in accordance with Section 1.10(e)) in accordance with Section 1.10. Notwithstanding the foregoing: (a) to the extent the Second Lien Loan Consideration is not in the form of Company Common Stock that will be exchanged for Per Share Merger Consideration, Second Lien Lenders will not be Eligible Recipients; and (b) holders of Company Options will not be Eligible Recipients in respect of their Company Options.

“Enforceability Exceptions” has the meaning as specified in Section 5.02.

“Environmental Law” means any Law in any way relating to: (a) public or worker health or safety; (b) pollution or the protection, preservation or restoration of the environment and natural resources; or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

“Environmental Permits” has the meaning specified in Section 5.20(a).

“Equity Incentive Plan” has the meaning specified in Section 7.14(a).

“Equity Securities” with respect to any Person means: (a) any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such Person; (b) any securities of such Person convertible into or exchangeable for cash or shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person; (c) any warrants, calls, options, safes or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person; (d) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person; and (e) any securities issued or issuable with respect to the securities or interests referred to in clauses (a) through (d) above in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each Person which together with the Company would at any relevant time be deemed to be a “single employer” pursuant to Section 414(b), (c), (m) or (o) of the Code.

“ESPP” has the meaning specified in Section 7.14.

“Event” means any event, state of facts, development, circumstance, condition, change, occurrence or effect.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 1.10(a).

“Exchange Fund” has the meaning specified in Section 1.10(a).

“Extension” has the meaning specified in Section 7.20(a).

“Extension Expenses” means the costs, fees and expenses necessary to obtain an Extension.

“Extension Proxy Statement” has the meaning specified in Section 7.20(a).

“Federal Securities Laws” has the meaning specified in Section 7.07.

“Financial Advisors” has the meaning specified in Section 7.04(d).

“Founder” means the individual set forth in Section 11.01-E of the Company Disclosure Letter.

“Fraud” with respect to a Party means: (a) an intentional misrepresentation by such Party with respect to the making of the representations and warranties of such Party as expressly set forth in this Agreement with the intent by such Party that the other Parties rely on such misrepresentation to such other party’s material detriment; and (b) such other Party reasonably relies on, and suffers losses as a result of, such misrepresentation.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Government Contract” means any Contract: (a) by or between the Company on one hand and any Governmental Authority on the other; or (b) by or between the Company as a subcontractor at any tier and any other Person in connection with any contract with a Governmental Authority.

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental, quasi-governmental, regulatory or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitral body, commission, or other similar dispute-resolving panel or body (public or private).

“Hazardous Material” means (i) any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or any similar term) under, or for which Liability or standards of conduct may be imposed pursuant to, any Environmental Law, and (ii) petroleum and its by-products, asbestos and asbestos-containing material, polychlorinated biphenyls, radon, radioactive materials, lead, noise, odor, pesticides, toxic mold, per- and polyfluoroalkyl substances and urea formaldehyde insulation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Issuance” has the meaning specified in Section 4.01(g).

“Income Taxes” means income, capital gains, franchise and similar Taxes (to the extent determined by reference to income).

“Indebtedness” of any Person means, without duplication: (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest); (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business); (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument; (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP (other than real estate leases and any other leases that are only required to be capitalized upon adoption of ASC 842); (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against; (f) all obligations of such Person in respect of acceptances issued or created; (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency; (h) all obligations secured by a Lien on any property of such Person; (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person; and (j) all obligations described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has otherwise become responsible for or liable or agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Initial PIPE Agreements” has the meaning specified in Section 6.05(f).

“Initial PIPE Investment” has the meaning specified in the Recitals.

“Initial PIPE Investors” has the meaning specified in the Recitals.

“Intellectual Property” means all of the following, anywhere in the world: (i) all United States and foreign patents and patent applications, patent disclosures and other rights in inventions, (whether patentable or unpatentable and whether or not reduced to practice), including any continuations, divisionals, continuations in part, renewals, extensions, reissues or foreign counterparts of any of the foregoing, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, or refiled (“Patents”); (ii) all United States, international and foreign trade names, trade dress, trademarks, service marks, logos, internet domain name registrations, or other indicia of origin, in each case whether or not registered, together with all related registrations and applications therefor and all goodwill associated with any of the foregoing (“Trademarks”); (iii) all United States, international and foreign copyrights (whether registered or unregistered), original works of authorship (including all rights in Software), rights in copyrightable works, together with all related registrations and applications (“Copyright”); (iv) any registrations and applications for industrial designs throughout the world; (vi) Trade Secrets and rights in other confidential business information; (vii) all other intellectual or industrial property rights protectable by applicable law in any jurisdiction; and (viii) all issuances, renewals, registrations and applications of or for any of the foregoing.

“Intended Tax Treatment(s)” has the meaning specified in the Recitals.

“Interim Company Financials” has the meaning specified in Section 5.06(a).

“Interim Period” has the meaning specified in Section 7.01(a).

“IPO” means the initial public offering of Cayman Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as April 20, 2023 (File No. 333-270951).

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“IT Assets” means all technology, devices, computers, hardware, Software (including firmware and middleware), systems, sites, servers, networks, workstations, routers, hubs, circuits, switches, interfaces, websites, platforms, data communications lines, and all other information or operational technology, telecommunications, or data processing assets, facilities, systems services, or equipment, and all associated documentation.

“JOBS Act” has the meaning specified in Section 6.06(e).

“K&E” means Kirkland & Ellis LLP.

“Knowledge” with respect to: (i) the Company, means the knowledge of the individuals set forth on Section 11.01-F of the Company Disclosure Letter; and (ii) the Purchaser or Merger Sub means the knowledge of the individuals set forth on Section 11.01-G of the Purchaser Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

“Labor Agreement” has the meaning specified in Section 5.13(a)(viii).

“Law” means any federal, state, local, municipal, foreign or other constitution, law, statute, act, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, ordinance, regulation, Order or Consent, in each case, issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” has the meaning specified in Section 5.16(b).

“Legal Proceeding” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment, examination, mediation or arbitration, or any request (including any request for information), inquiry, hearing, proceeding (whether at law or in equity) or investigation, by or before any Governmental Authority.

“Legally Privileged Communications” means all legally privileged communications made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, the Ancillary Documents or the Transactions.

“Letter of Transmittal” has the meaning specified in Section 1.10(b).

“Liabilities” means all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards).

“Lien” means any mortgage, pledge, deed of trust, lease, sublease, license, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind whether consensual, statutory or otherwise (including any conditional sale or other title retention agreement or lease in the nature of any mortgage, pledge, deed of trust, lease, sublease, license, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Maples” means the Maples and Calder (Cayman) LLP.

“Material Current Government Contract” has the meaning specified in Section 5.10.

“Merger” has the meaning specified in the Recitals.

“Merger Consideration” means the Per Share Merger Consideration plus, as, when and to the extent issuable in accordance with this Agreement, the Per Share Additional Consideration. Notwithstanding the foregoing definition, if the Second Lien Loan Consideration will not be in the form of Company Common Stock that will be exchanged for Per Share Merger Consideration, when used with respect to Second Lien Loans or Second Lien Notes, “Merger Consideration” means the Second Lien Loan Consideration payable in respect of such Second Lien Loans to the Second Lien Lenders.

“Merger Sub” has the meaning specified in the Preamble.

“Modification in Recommendation” has the meaning specified in Section 7.13(b)(i).

“Mourant” means Mourant Ozannes (Cayman) LLP.

“Mutual Non-Disclosure Agreement” means the Mutual Non-Disclosure Agreement by and between the Company and Purchaser dated as of December 10, 2024.

“Net Exercising Warrant” has the meaning specified in Section 1.07(a).

“NYSE” means the New York Stock Exchange.

“Obligation” has the meaning specified in the Second Lien Loan and Security Agreement.

“OFAC” means the Office of Foreign Asset Control of the U.S. Department of Treasury.

“Off-the-Shelf Software” means unmodified “shrink wrap,” “click wrap,” and “off the shelf” Software commercially available to the public (whether as distributed software or as a service) on standard terms and conditions, with license, maintenance, support and other fees of less than $100,000 per year.

“Offer Documents” has the meaning specified in Section 7.13(a)(i).

“Open Source Software” means any Software that is distributed as “free software”, “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd) or any similar licensing model.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, directive, binding decision, verdict or award that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“ordinary course of business” means an action taken, or omitted to be taken, by any Person or such Person’s Subsidiaries, in the ordinary course of such Person’s or such Person’s Subsidiaries’ business.

“Organizational Documents” with respect to any Person that is an entity means its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Outside Date” has the meaning specified in Section 9.01(e).

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company, and includes the Company Software, all Company Registered IP and all other Intellectual Property required to be set forth in Section 5.14(a)(i) of the Company Disclosure Letter.

“Party(ies)” has the meaning specified in the Preamble.

“Patents” has the meaning specified in the definition of “Intellectual Property.”

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor).

“Per Option Share Earnout RSU Amount” means the quotient of (a) 75,000,000 divided by (b) the Company Fully Diluted Stock. Notwithstanding the definition of Company Fully Diluted Stock, for the purpose of determining the Per Option Share Earnout RSU Amount, Company Fully Diluted Stock shall be calculated by including all shares of Company Common Stock underlying Company Options outstanding as of immediately prior to the Effective Time (not on a “net” exercise basis) and all shares of Company Common Stock underlying Company Warrants that are unexercised as of immediately prior to the Effective Time (not on a “net” exercise basis).

“Per Share Additional Consideration” means, as, when and to the extent issuable under this Agreement, the Per Share Earnout I Stock, the Per Share Earnout II Stock and the Per Share Earnout III Stock.

“Per Share Earnout I Stock” means the quotient of: (a) Triggering Event I Earnout Stock divided by (b) the number of shares of Company Fully Diluted Stock.

“Per Share Earnout II Stock” means the quotient of: (a) the Triggering Event II Earnout Stock divided by (b) the number of shares of Company Fully Diluted Stock.

“Per Share Earnout III Stock” means the quotient of: (a) the Triggering Event III Earnout Stock divided by (b) the number of shares of Company Fully Diluted Stock.

“Per Share Merger Consideration” means the quotient of: (a) the Aggregate Consideration divided by (b) number of shares of Company Fully Diluted Stock.

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or Orders of any Governmental Authority or any other Person.

“Permitted Liens” means: (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are: (i) not yet due and payable; or (ii) being contested in good faith and by appropriate proceedings, for which adequate reserves have been established in accordance with GAAP; (b) other Liens for labor, materials or supplies imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and which are being contested in good faith and by appropriate proceeding and for which adequate reserves have been established with respect to such Liens for labor, materials or supplies imposed by operation of Law in accordance with GAAP; (c) Liens incurred or deposits made in the ordinary course of business in connection with social security; (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business; (e) Liens arising under this Agreement or any Ancillary Document; (f) non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business; (g) easements, encroachments, covenants, rights-of-way, conditions, restrictions and other similar matters of record that do not, individually or in the aggregate, materially impair the value of, or materially interfere with the present use of, the Company Real Property Leases; (h) with respect to any Company Real Property Leases: (i) the interests and rights of the respective lessors with respect thereto, including any Lien on the lessor’s interest therein and statutory landlord liens securing payments not yet due; and (ii) any Liens encumbering the underlying fee title of the real property of which the Company Real Property Leases is a part; (j) zoning, building, entitlement and other land use regulations promulgated by any Governmental Authority that do not, individually or in the aggregate, materially impair the value of, or materially interfere with the present use of, the Company Real Property Leases; or (k) other than with respect to Intellectual Property, other Liens arising or incurred in the ordinary course of business and not incurred in connection with the borrowing of money that are not, individually or in the aggregate, material to the Company.

“Permitted Transfer” means any of: (a) a transfer upon death by will or intestacy; (b) a transfer made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (c) a transfer by operation of law (including consolidation or merger) or pursuant to the liquidation, dissolution or termination of any corporation, limited liability company, partnership or other entity; or (d) a transfer by instrument to an inter vivos or testamentary trust for beneficiaries upon death of the trustee.

“Person” means an individual (including current and former employees), corporation, company, exempted company, partnership (including a general partnership, exempted limited partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision of any government, or an agency or instrumentality of any government.

“Personal Information” means any information that is defined as “personal information,” “personal data,” “personally identifiable information,” “sensitive information” or any similar term under applicable Laws, including any such information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, household or device.

“Personal Property” means any machinery, equipment, tool, vehicle, furniture, leasehold improvement, office equipment, plant, part and other tangible personal property.

“PIPE Agreements” has the meaning specified in Section 7.19.

“PIPE Investment” has the meaning specified in the Recitals.

“PIPE Investors” has the meaning specified in the Recitals.

“Post-Closing Purchaser Board” has the meaning specified in Section 7.17.

“Premium Cap” has the meaning specified in Section 7.18(b).

“Proxy Statement” has the meaning specified in Section 7.13(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 7.13(a)(i).

“Public Certifications” has the meaning specified in Section 6.06(a).

“Purchase Amount” has the meaning set forth in the Company SAFEs.

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Bylaws upon Domestication” has the meaning specified in the Recitals.

“Purchaser Charter upon Domestication” has the meaning specified in the Recitals.

“Purchaser Class A Ordinary Shares” means prior to the Domestication, Class A ordinary shares of the Purchaser, par value $0.0001 per share.

“Purchaser Class B Ordinary Shares” means prior to the Domestication, Class B ordinary shares of the Purchaser, par value $0.0001 per share.

“Purchaser Common Warrants” means private placement warrants and public warrants of the Purchaser.

“Purchaser Confidential Information” means Evaluation Material, as defined in the Mutual Non-Disclosure Agreement, regarding Purchaser or Merger Sub or their respective Representatives.

“Purchaser Disclosure Letter” has the meaning specified in the Preamble to Article VI.

“Purchaser Extension Meeting” has the meaning specified in Section 7.20(d).

“Purchaser Fundamental Representations” means the representations and warranties of Purchaser and Merger Sub made pursuant to Section 6.01 (Organization and Standing), Section 6.02 (Authorization; Binding Agreement), Section 6.05(a), (b), (c) and (e) (Capitalization) and Section 6.17 (Information Supplied).

“Purchaser Material Adverse Effect” means any Event that: (i) has had, or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Purchaser; or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the Purchaser or Merger Sub from consummating the Transactions. Notwithstanding the foregoing, no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Purchaser Material Adverse Effect has occurred: (a) changes or proposed changes in applicable Law or regulations or interpretations of applicable Law or regulations, or decisions by courts or any Governmental Authority after the Signing Date; (b) changes or proposed changes in GAAP (or any interpretation of GAAP) after the Signing Date; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (d) the taking of any action required by this Agreement; (e) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences) or change in climate; (f) any epidemic, pandemic, other disease outbreak; (g) any acts of terrorism or war, the outbreak or escalation of hostilities or civil disobedience, geopolitical conditions, local, national or international political conditions, and in the case of each of clauses (e), (f) and (g), any actions or omissions which are taken in compliance with applicable Law or any directive or guideline of any Governmental Authority in connection with any of the foregoing in clauses (e), (f) or (g); (h) any failure of Purchaser to meet any projections or forecasts (notwithstanding the foregoing, this clause (h) shall not prevent a determination that any Event otherwise excluded from this definition of Purchaser Material Adverse Effect underlying such failure to meet projections or forecast has resulted in a Purchaser Material Adverse Effect); (i) any Events generally applicable in the industries or markets in which the Purchaser does business; (j) any Event proximately caused by the announcement, pendency or consummation of this Agreement (except that the exception in this clause (j) shall not apply with respect to representations and warranties of the Purchaser set forth in Section 6.04 or the condition in Section 8.02(a)(ii) to the extent relating to the representations and warranties of the Purchaser set forth in Section 6.04); (k) any action taken by or at the request of the Company; (l) the number of Purchaser Shareholders electing a Redemption (or any Redemption in connection with an Extension); or (m) any change in the market price or trading volume of the Purchaser Class A Ordinary Shares or the Purchaser Common Warrants (notwithstanding the foregoing, clause (m) shall not prevent a determination that any Event not otherwise excluded from this definition of Purchaser Material Adverse Effect underlying such change in the market price or trading volume of the Purchaser Class A Ordinary Shares or the Purchaser Common Warrants has resulted in a Company Material Adverse Effect). Notwithstanding the foregoing, any Event referred to in clauses (a), (b), (e), (f) or (g) above may be taken into account in determining if a Purchaser Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Purchaser relative to similarly situated companies in the industry in which the Purchaser conducts its operations.

“Purchaser Ordinary Shares” prior to the Domestication, means the Purchaser Class A Ordinary Shares and the Purchaser Class B Ordinary Shares.

“Purchaser Parties” has the meaning specified in Section 10.15(c)(i).

“Purchaser Preference Shares” prior to the Domestication, means preference shares of the Purchaser, par value $0.0001 per share.

“Purchaser Privileged Materials” has the meaning specified in Section 10.15(c)(ii).

“Purchaser Reimbursable Expenses” means: (a) all costs, fees and expenses relating to the D&O Tail; (b) the filing fees lawfully payable to or as required by any Governmental Authority in connection with obtaining any required regulatory approvals in connection with this Agreement, the Ancillary Documents and the consummation of the Transactions, including any such fees in connection with the regulatory filings described in Section 7.09; (c) all costs, fees and expenses incurred in connection with the preparation, printing, filing and mailing of the Registration Statement; (d) all costs, fees and expenses incurred in connection with the listing on the Stock Exchange of the shares of Domesticated Purchaser Common Stock issued in connection with the Transactions; and (e) the Extension Expenses.

“Purchaser Related Person” means any officer, director, manager, employee, trustee or beneficiary of the Purchaser or Merger Sub or any of their respective Affiliates or any immediate family member of any of the foregoing.

“Purchaser SEC Reports” has the meaning specified in Section 6.06(a).

“Purchaser Shareholder Approval” means the approval of: (i) those Transaction Proposals identified in clauses (B) and (C) of Section 7.13(b)(i), in each case, by special resolution under the Cayman Companies Act, being an affirmative vote of the holders of a majority of at least two-thirds of the outstanding Purchaser Ordinary Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents) at the Purchaser Shareholders’ Meeting; (ii) those Transaction Proposals identified in clauses (A), (D), (E), (F), (G) and (H) of Section 7.13(b)(i), in each case, by an ordinary resolution under the Organizational Documents of the Purchaser, being an affirmative vote of the holders of at least a simple majority of the outstanding Purchaser Ordinary Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents); and (iii) with respect to any other proposal proposed to the Purchaser Shareholders, the requisite approval required under the Purchaser’s Organizational Documents, the Cayman Companies Act or any other applicable Law, in each case, at a Purchaser Shareholders’ Meeting.

“Purchaser Shareholders” means the shareholders of the Purchaser as of the applicable time specified in this Agreement.

“Purchaser Shareholders’ Meeting” has the meaning specified in Section 7.13(b)(i).

“Purchaser Transaction Costs” means: (a) all fees, costs and expenses of the Purchaser incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, whether paid or unpaid prior to the Closing, including all professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers, including any deferred underwriting commissions being held in the Trust Account; (b) any Indebtedness of the Purchaser owed to its or Sponsor’s Affiliates or shareholders (including any amounts outstanding under the Working Capital Loans to the extent payable in cash); (c) 50% of all costs, fees and expenses relating to the D&O Tail; (d) 50% of the filing fees lawfully payable to or as required by any Governmental Authority in connection with obtaining any required regulatory approvals in connection with this Agreement, the Ancillary Documents and the consummation of the Transactions, including any such fees in connection with the regulatory filings described in Section 7.09; (e) 50% of all costs, fees and expenses incurred in connection with the preparation, printing, filing and mailing of the Registration Statement; (f) 50% of all costs, fees and expenses incurred in connection with the listing on the Stock Exchange of the shares of Domesticated Purchaser Common Stock issued in connection with the Transactions; (g) 50% of the Extension Expenses; and (h) the Transfer Taxes borne by the Purchaser pursuant to Section 7.11.

“Redemption” has the meaning specified in Section 7.13(b)(i).

“Redemption Price” means the price at which a Purchaser Class A Ordinary Share may be redeemed in connection with the Redemption, which Redemption Price shall be determined, in accordance with the Organizational Documents of the Purchaser, as of two Business Days prior to the Closing.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements to such Registration Statement on Form S-4, to be filed with the SEC by the Purchaser under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 7.13(a)(i).

“Related Person” means any officer, director, manager, employee, trustee or beneficiary of the Company or any of its Affiliates and any immediate family member of any of the foregoing.

“Released Claims” has the meaning specified in Section 10.16.

“Representatives” as to any Person means such Person’s Affiliates and their respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Requisite Stockholder Approval” means the approval of this Agreement and the Transactions, including the Merger, by the irrevocable affirmative written consent of the Requisite Stockholders in the form attached as Exhibit E (the “Written Consent”) pursuant to the terms and in accordance with and satisfaction of the conditions of the Company’s Organizational Documents and applicable Law.

“Requisite Stockholders” means the holders of at least: (i) a majority of the voting power of the outstanding shares of Company Stock; (ii) a majority of the voting power of the outstanding shares of Company Common Stock; and (iii) a majority of the outstanding shares of Company Preferred Stock, voting together on an as-converted basis.

“SAFE Consideration” has the meaning set forth in Section 1.08.

“SAFE Conversion Shares” means the number of shares of Company Common Stock to which a Company SAFE is entitled in connection with a SPAC Transaction (as defined in such Company SAFE).

“Sanctioned Person” means any Person that is the subject or target of applicable sanctions or restrictions under Sanctions Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, and the European Union Consolidated List; or (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled as defined in the applicable regulations by a person or persons described in clause (i).

“Sanctions Laws” means all applicable U.S. and non-U.S. Laws (the latter except to the extent inconsistent with U.S. law), regulations, embargoes or restrictive measures relating to economic or trade sanctions administered or enforced by the United States (including by OFAC, the U.S. Department of State, and the U.S. Department of Commerce), Canada, the United Kingdom, the United Nations Security Council, the European Union, any EU Member State or any other relevant Governmental Authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Second Lien Conversion Shares” means the shares of Company Common Stock or other Equity Securities into which the Second Lien Loans (together with any accrued but unpaid interest on such Second Lien Loans) will convert as of immediately prior to the Effective Time in accordance with the Second Lien Loan and Security Agreement in connection with the consummation of the Transactions.

“Second Lien Lenders” means the lenders under the Second Lien Loan and Security Agreement.

“Second Lien Loan” means a loan under the Second Lien Loan and Security Agreement.

“Second Lien Loan and Security Agreement” has the meaning specified in the Recitals.

“Second Lien Loan Consideration” has the meaning set forth in Section 1.09.

“Second Lien Note” means a note evidencing a Second Lien Loan.

“Second Merger” has the meaning specified in Section 7.11(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Signing Date” has the meaning specified in the Preamble.

“Signing Filing” has the meaning specified in Section 7.15(b).

“Signing Press Release” has the meaning specified in Section 7.15(b).

“Software” means all computer software, firmware and computer programs and applications, including all source code, object code, middleware, utilities, computer programs, application programming interfaces, algorithms, plugins, libraries, subroutines, tools, drivers, microcode, scripts, batch files, instruction sets and macros, models, parameters, weights and methodologies, in each case of the foregoing whether in source code, executable or object code form or other form, related documentation (including user manuals, related to any of the foregoing) and all software modules, tools and technical databases.

“Special Committee” means the special committee of the board of directors of the Purchaser.

“Sponsor” means Ares Acquisition Holdings II LP, a Cayman Islands exempted limited partnership, acting through its general partner, Ares Acquisition Holdings II.

“Sponsor Director” has the meaning specified in Section 7.17.

“Sponsor Share Conversion” has the meaning specified in the Recitals.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of the date of this Agreement (as it may be amended or supplemented from time to time), by and between the Sponsor, the Company, the Purchaser and the other parties to such agreement.

“Staleness Deadlines” has the meaning specified in Section 7.04(a).

“Stock Exchange” means the New York Stock Exchange, The Nasdaq Stock Market LLC, or such other securities exchange as mutually agreed by the Company and the Purchaser, acting reasonably.

“Subsidiary” with respect to any Person means any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of such corporation is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination of such Person or one or more of the other Subsidiaries of such Person, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests of such partnership is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination of such Person or one or more of the other Subsidiaries of that Person. A Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Surrenderable Company Securities” means Company Certificates, Company SAFEs or Second Lien Notes.

“Surviving Company” has the meaning specified in Section 1.01.

“Tax Return” means any return, form, declaration, election, disclosure, report, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with (b) any interest and any penalties, additions to tax or additional amounts with respect to such tax imposed by a Governmental Authority responsible for the administration or collection of Taxes described in clause (a) of this definition.

“Top Customers” has the meaning specified in Section 5.23(a).

“Top Suppliers” has the meaning specified in Section 5.23(b).

“Trade Secrets” means all trade secrets and other confidential business information, including ideas, concepts, designs, processes, techniques, specifications, know-how, technical data, technical databases and inventions in each case, from which the Company derives value by virtue of being maintained as confidential.

“Trademarks” has the meaning set for in the definition of “Intellectual Property.”

“Trading Day” means any day on which shares of Domesticated Purchaser Common Stock are actually traded on the principal securities exchange or securities market on which shares of Domesticated Purchaser Common Stock are then traded.

“Transaction Litigation” has the meaning specified in Section 7.08.

“Transaction Proposals” has the meaning specified in Section 7.13(b)(i).

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Documents.

“Transfer Taxes” has the meaning specified in Section 7.11(b).

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of successor or final Treasury Regulations.

“Triggering Event” means any of the Triggering Event I, Triggering Event II or Triggering Event III.

“Triggering Event I” shall have occurred if, at any time during the Earnout Period, the VWAP of one share of Domesticated Purchaser Common Stock as reported on the Stock Exchange (or the exchange on which the shares of Domesticated Purchaser Common Stock are then listed) exceeds the Triggering Event I Threshold for 20 out of 30 consecutive trading days.

“Triggering Event I Earnout Stock” means a number of shares of Domesticated Purchaser Common Stock issuable upon the occurrence or deemed occurrence of Triggering Event I or as provided in Section 4.01(d) equal to (a) 25,000,000 minus (b) one third of the sum of the aggregate Per Option Share Earnout RSU Amount.

“Triggering Event I Threshold” means $18.00, provided that such amount shall be adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends, extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Domesticated Purchaser Common Stock occurring during the Earnout Period.

“Triggering Event II” shall have occurred if, at any time during the Earnout Period, the VWAP of one share of Domesticated Purchaser Common Stock as reported on the Stock Exchange (or the exchange on which the shares of Domesticated Purchaser Common Stock are then listed) exceeds the Triggering Event II Threshold for 20 out of 30 consecutive trading days.

“Triggering Event II Earnout Stock” means a number of shares of Domesticated Purchaser Common Stock issuable upon the occurrence or deemed occurrence of Triggering Event II or as provided in Section 4.01(d) equal to (a) 25,000,000 minus (b) one third of the sum of the aggregate Per Option Share Earnout RSU Amount.

“Triggering Event II Threshold” means $23.00, provided that such amount shall be adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends, extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Domesticated Purchaser Common Stock occurring during the Earnout Period.

“Triggering Event III” shall have occurred if, at any time during the Earnout Period, the VWAP of one share of Domesticated Purchaser Common Stock as reported on the Stock Exchange (or the exchange on which the shares of Domesticated Purchaser Common Stock are then listed) exceeds the Triggering Event II Threshold for 20 out of 30 consecutive trading days.

“Triggering Event III Earnout Stock” means a number of shares of Domesticated Purchaser Common Stock issuable upon the occurrence or deemed occurrence of Triggering Event III or as provided in Section 4.01(d) equal to (a) 25,000,000 minus (b) one third of the sum of the aggregate Per Option Share Earnout RSU Amount.

“Triggering Event III Threshold” means $28.00, provided that such amount shall be adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends, extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Domesticated Purchaser Common Stock occurring during the Earnout Period.

“Trust Account” means the trust account maintained by Trustee pursuant to the Trust Agreement.

“Trust Agreement” means the Investment Management Trust Account Agreement, dated as of April 26, 2023, between the Purchaser and Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“VWAP” for any security as of any day or multi-day period means the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average). If the foregoing does not apply, “VWAP” shall mean the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg. If no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, “VWAP” shall mean the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such day or multi-day period (as applicable) shall be the fair market value per share on such day or multi-day period (as applicable) as reasonably determined by the Purchaser.

“WARN Act” has the meaning specified in Section 5.18(b).

“Warrant Agreement” means the Warrant Agreement, dated as of April 26, 2023, by and between the Purchaser and Continental, as warrant agent.

“Withholding Party” has the meaning specified in Section 2.02.

“Working Capital Loans” has the meaning specified in the IPO Prospectus.

“Written Consent Deadline” means 4:00 pm New York time on the second Business Day following the date on which the Proxy Statement/Registration Statement has been declared effective by the SEC and the prospectus to such Proxy Statement/Registration Statement has been filed and distributed.

“WSGR” means Wilson Sonsini Goodrich & Rosati Professional Corporation.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each party has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Purchaser:

ARES ACQUISITION CORPORATION II

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory

Merger Sub:

AAC II MERGER SUB, INC.

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each party has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Company:

KODIAK ROBOTICS, INC.

By:	/s/ Donald Burnette
Name:	Donald Burnette
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Exhibit A

Form of Purchaser Charter upon Domestication

CERTIFICATE OF INCORPORATION OF

KODIAK AI, INC.

ARTICLE I

The name of the corporation is Kodiak AI, Inc. (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 1209 Orange Steet, City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”).

ARTICLE IV

Section 1. The Company is authorized to issue two classes of stock, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock that the Company shall have authority to issue is 2,000,000,000 shares, of which 1,980,000,000 shares are Common Stock, $0.0001 par value per share (the “Common Stock”), and 20,000,000 shares are Preferred Stock, $0.0001 par value per share (the “Preferred Stock”).

Section 2. Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders.

Section 3. The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors of the Company (the “Board of Directors”) (authority to do so being hereby expressly vested in the Board of Directors). Subject to limitations prescribed by law, the Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock. Without limiting the generality of the foregoing, the Board is authorized to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to applicable law and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 4. Except as otherwise required by law or provided in this Certificate of Incorporation, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

Section 5. The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock), irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

Section 1. Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Certificate of Incorporation, the term “Whole Board” shall mean all of the directors then serving on the Board of Directors. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal. If any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

Section 2. From and after the consummation of the Merger (as defined in that certain Business Combination Agreement, dated as of April 14, 2025, by and between the Company, AAC II Merger Sub, Inc., and Kodiak Robotics, Inc.) (such time “the Merger Effective Time”), the directors of the Company (other than any director who may be elected by holders of Preferred Stock under specified circumstances) shall be divided into three classes as nearly equal in size as is practicable, designated Class I, Class II and Class III. Directors already in office shall be assigned to each class at the time such classification becomes effective in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the Merger Effective Time, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the Merger Effective Time, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the Merger Effective Time, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VI

Section 1. For so long as the Board of Directors is classified and subject to the rights of holders of Preferred Stock, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors, voting as a single class.

Section 2. Except as otherwise provided for or fixed by or pursuant to the provisions of ARTICLE IV in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances or except as otherwise provided by resolution of a majority of the Whole Board, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Company, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal.

ARTICLE VII

Section 1. The Company is to have perpetual existence.

Section 2. The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

Section 3. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Company. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Company’s Bylaws. The Company’s Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4. The election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

Section 5. No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

Section 1. Subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Section 2. Subject to the terms of any series of Preferred Stock, special meetings of stockholders of the Company may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. Notwithstanding the foregoing, a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws of the Company.

ARTICLE IX

Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 2. Subject to any provisions in the Bylaws of the Company related to indemnification of directors of the Company and to the fullest extent permitted by applicable law, the Company shall indemnify any director of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

Section 3. To the extent permitted by applicable law, the Company shall have the power to indemnify any officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was an officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Section 4. Neither any amendment, elimination nor repeal of any Section of this ARTICLE IX, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws of the Company inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, elimination, repeal or adoption of an inconsistent provision.

ARTICLE X

Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Company may provide. The books of the Company may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

ARTICLE XI

Section 1. The Company reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, but in addition to the vote of any holders of any class or series of the stock of the Company required by law or by this Certificate of Incorporation, the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company entitled to vote thereon, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 3 of ARTICLE IV, ARTICLE V, ARTICLE VI, ARTICLE VII, ARTICLE VIII, this ARTICLE XI or ARTICLE XII of this Certificate of Incorporation.

Section 2. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Certificate of Incorporation (or any other provision of the Bylaws of the Company or any agreement entered into by the Company), the provisions of this Certificate of Incorporation (including, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Company to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Company to the fullest extent permitted by law.

Section 3. To the fullest extent permitted by law, each and every individual, corporation, company, partnership, limited liability company, unincorporated association or other entity or organization (each, a “Person”) purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Company shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Certificate of Incorporation, (b) the Bylaws of the Company and (c) any amendment to this Certificate of Incorporation or the Bylaws of the Company enacted or adopted in accordance with this Certificate of Incorporation, the Bylaws of the Company and applicable law.

ARTICLE XII

Section 1. In recognition and anticipation that (i) certain directors, managers, principals, officers, employees and/or other representatives of Principal Stockholders and their Affiliates may serve as directors, officers or agents of the Company, (ii) the Principal Stockholders and their Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Company, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, and (iii) members of the Board of Directors who are not employees of the Company or a majority owned subsidiary thereof (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Company, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, the provisions of this Article XII are set forth to regulate and define the conduct of certain affairs of the Company with respect to certain classes or categories of business opportunities as they may involve any of the Principal Stockholders, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Company and its directors, officers and stockholders in connection therewith.

Section 2. To the fullest extent permitted by law, none of (i) the Principal Stockholders or any of their Affiliates or (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Company in both such director’s director and officer capacities) or such Non-Employee Director’s Affiliates (the Persons identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall have any duty to refrain from directly or indirectly: (1) engaging in the same or similar business activities or lines of business in which the Company or any of its Affiliates now engages or proposes to engage; or (2) otherwise competing with the Company or any of its Affiliates. To the fullest extent permitted by law, no Identified Person shall be liable to the Company or its stockholders or to any Affiliate of the Company for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Company renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Company or any of its Affiliates, except as provided in Section 3 of Article XII. Subject to Section 3 of Article XII. In addition and to the fullest extent permitted by law, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for such Identified Person and the Company or any of its Affiliates, such Identified Person shall have no duty to communicate or offer such transaction or other business opportunity to the Company or any of its Affiliates and shall not be liable to the Company or its stockholders or to any Affiliate of the Company for breach of any fiduciary duty as a stockholder, director or officer of the Company solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for such Identified Person, offers or directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Company or any Affiliate of the Company.

Section 3. The Company does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Company in both his or her director and officer capacities) if such opportunity is expressly offered to such Person solely in his or her capacity as a director or officer of the Company, and the provisions of Section 2 of Article XII shall not apply to any such corporate opportunity.

Section 4. In addition to and notwithstanding the foregoing provisions of this Article XII, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Company if it is a business opportunity that: (i) the Company is neither financially or legally able, nor contractually permitted, to undertake; (ii) from its nature, is not in the line of the Company’s business or is of no practical advantage to the Company; or (iii) is one in which the Company has no interest or reasonable expectancy.

Section 5. Solely for purposes of this Article XII, “Affiliate” shall mean in respect of any Principal Stockholder, any Person that, directly or indirectly, is controlled by such Principal Stockholder, controls such Principal Stockholder or is under common control with such Principal Stockholder. “Principal Stockholders” means investment funds affiliated with or advised by Ares Management Corporation or any of its subsidiaries and their respective successors. Solely for the purposes of this Article XII, Affiliate shall include: (a) any principal, member, director, manager, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Company and any entity that is controlled by the Company); and (b) any funds or vehicles advised by Affiliates of such Principal Stockholder. Solely for purposes of this Article XII, (x) in respect of a Non-Employee Director, the term “Affiliate” shall include any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Company and any entity that is controlled by the Company); and (y) in respect of the Company, the term “Affiliate” shall include any Person that, directly or indirectly, is controlled by the Company.

Section 6. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Company shall be deemed to have notice of and to have consented to the provisions of this Article XII.

ARTICLE XIII

The name and mailing address of the incorporator of the Company are as follows:

[NAME]

[ADDRESS]

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the incorporator of Kodiak AI, Inc. on this ____ day of _________ 2025.

By:	/s/ [insert name]
[insert name]
Incorporator

Exhibit B

Form of Purchaser Bylaws upon Domestication

BYLAWS OF

KODIAK AI, INC.

(initially adopted on [bylaw adoption date]])

-i-

TABLE OF CONTENTS

(continued)

-ii-

BYLAWS OF KODIAK AI, INC.

ARTICLE I - CORPORATE OFFICES

1.1 REGISTERED OFFICE

The registered office of Kodiak AI, Inc. (the “Company”) shall be fixed in the Company’s certificate of incorporation, as the same may be amended from time to time (the “certificate of incorporation”).

1.2 OTHER OFFICES

The Company may at any time establish other offices.

ARTICLE II - MEETINGS OF STOCKHOLDERS

2.1 PLACE OF MEETINGS

Meetings of stockholders shall be held at a place, if any, within or outside the State of Delaware, determined by the board of directors of the Company (the “Board of Directors”). In its sole discretion, the Board of Directors may determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law or any successor legislation (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Company’s principal executive office.

2.2 ANNUAL MEETING

The annual meeting of stockholders shall be held each year. The Board of Directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these bylaws, the term “Whole Board” shall mean all of the directors then serving on the Board of Directors.

2.3 SPECIAL MEETING

(a) Subject to the terms of any series of preferred stock of the Company (“Preferred Stock”), a special meeting of the stockholders may be called at any time by: (i) the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board; (ii) the chairperson of the Board of Directors; (iii) the chief executive officer; or (iv) the president. A special meeting of stockholders may not be called by any stockholder or any other person or persons. Acting pursuant to a resolution adopted by a majority of the Whole Board, the Board of Directors may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(b) The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the Whole Board, the chairperson of the Board of Directors, the chief executive officer or the president. Nothing contained in this Section 2.3(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 ADVANCE NOTICE PROCEDURES

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only: (1) pursuant to the Company’s notice of meeting (or any supplement thereto); (2) by or at the direction of the Board of Directors, or any committee thereof that has been formally delegated authority to nominate such persons or propose such business pursuant to a resolution adopted by a majority of the Whole Board; (3) as may be provided in the certificate of designations for any class or series of Preferred Stock; or (4) by any stockholder of the Company who (A) is a stockholder of record at the time of giving of the notice contemplated by Section 2.4(a)(ii); (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (D) is a stockholder of record at the time of the annual meeting; and (E) complies with the procedures set forth in this Section 2.4(a).

(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (4) of Section 2.4(a)(i), the stockholder must have given timely notice in writing to the secretary of the Company (the “Secretary”). Any such nomination or proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Pacific time, on the 120th day and no later than 5:00 p.m., Pacific time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders. For purposes of the Company’s first annual meeting after the closing of the Business Combination Transaction (as defined below), the first anniversary date shall be deemed to be [•], 2025) as specified in the Company’s notice of such annual meeting (without regard to any adjournment, rescheduling, postponement or other delay of such annual meeting occurring after such notice was first sent). However, other than in connection with the Company’s first annual meeting after the closing of the Business Combination Transaction, if no annual meeting of stockholders was held in the preceding year, or if the date of the annual meeting for the current year has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, then, to be timely, such notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Pacific time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., Pacific time, on the later of the 90th day prior to the day of the annual meeting. In the event the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, then the Secretary must receive such notice no later than the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Company, or such notice will not be considered timely. In no event will the adjournment, rescheduling, postponement or other delay of any annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. In no event may a stockholder provide notice with respect to a greater number of director candidates than there are director seats subject to election by stockholders at the annual meeting. If the number of directors to be elected to the Board of Directors at the annual meeting is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 10 days before the last day that a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, then a stockholder’s notice required by this Section 2.4(a)(ii) will also be considered timely, but only with respect to any nominees for any new positions created by such increase, if it is received by the Secretary at the principal executive offices of the Company no later than 5:00 p.m., Pacific time, on the 10th day following the day on which such public announcement is first made. “Public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13, Section 14 or Section 15(d) of the Securities Exchange Act of 1934 (as amended and inclusive of rules and regulations thereunder, the “1934 Act”) or by such other means as is reasonably designed to inform the public or stockholders of the Company in general of such information, including, without limitation, posting on the Company’s investor relations website.

(iii) A stockholder’s notice to the Secretary must set forth:

(1) as to each person whom the stockholder proposes to nominate for election as a director:

(A) such person’s name, age, business address, residence address and principal occupation or employment;

(B) the class and number of shares of the Company that are held of record or are beneficially owned by such person and any (i) Derivative Instruments (as defined below) held or beneficially owned by such person, including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument; and (ii) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such person with respect to the Company’s securities;

(C) all information relating to such person that is required to be disclosed in connection with solicitations of proxies for the contested election of directors, or is otherwise required, in each case pursuant to Section 14 of the 1934 Act;

(D) such person’s written consent (x) to being named as a nominee of such stockholder, (y) to being named in the Company’s form of proxy pursuant to Rule 14a-19 under the 1934 Act (“Rule 14a-19”) and (z) to serving as a director of the Company if elected;

(E) any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than the Company (including, without limitation, the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the Company (such agreement, arrangement or understanding, a “Third-Party Compensation Arrangement”); and

(F) a description of any other material relationships between such person and such person’s respective affiliates and associates, or others with whom such person is acting in concert, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such stockholder, beneficial owner, affiliate or associate were the “registrant” for purposes of such rule and such person were a director or executive officer of such registrant;

(2) as to any other business that the stockholder proposes to bring before the annual meeting:

(A) a brief description of the business desired to be brought before the annual meeting;

(B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if applicable, the text of any proposed amendment to these bylaws or the Company’s certificate of incorporation);

(C) the reasons for conducting such business at the annual meeting;

(D) any material interest in such business of such stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates and associates, or others acting in concert with them; and

(E) all agreements, arrangements and understandings between such stockholder, the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates or associates or others acting in concert with them in connection with the proposal of such business by such stockholder; and

(3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(A) the name and address of such stockholder (as they appear on the Company’s books), of such beneficial owner, and of their respective affiliates or associates or others acting in concert with them;

(B) for each class or series, the number of shares of stock of the Company that are, directly or indirectly, held of record or are beneficially owned by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(C) any agreement, arrangement or understanding between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them in connection with the proposal of such nomination or other business;

(D) any (i) agreement, arrangement or understanding (including, without limitation and regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Company’s securities (any of the foregoing, a “Derivative Instrument”) including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument; and (ii) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Company’s securities;

(E) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them has a right to vote any shares of any security of the Company;

(F) any rights to dividends on the Company’s securities owned beneficially by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them that are separated or separable from the underlying security;

(G) any proportionate interest in the Company’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;

(H) any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is entitled to based on any increase or decrease in the value of the Company’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household;

(I) any significant equity interests or any significant Derivative Instruments in any principal competitor (as defined below) of the Company that are held by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(J) any direct or indirect interest of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (in each case, including, without limitation, any employment agreement, collective bargaining agreement or consulting agreement);

(K) any material pending or threatened legal proceeding in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is a party or material participant involving the Company or any of its officers, directors or affiliates;

(L) any material relationship between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, on the one hand, and the Company or any of its officers, directors or affiliates, on the other hand;

(M) a representation and undertaking that the stockholder is a holder of record of stock of the Company as of the date of submission of the stockholder’s notice and intends to appear in person or by proxy at the annual meeting to bring such nomination or other business before the annual meeting;

(N) a representation and undertaking as to whether such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them intends, or is part of a group that intends, to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of the Company’s then-outstanding stock required to approve or adopt the proposal or to elect each such nominee (which representation and undertaking must include a statement as to whether such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them intends to solicit the requisite percentage of the voting power of the Company’s stock under Rule 14a-19); or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination;

(O) any other information relating to such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, or director nominee or proposed business, that, in each case, would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act; and

(P) such other information relating to any proposed item of business as the Company may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

For purposes of this Section 2.4, “principal competitor” shall mean any entity that develops or provides products or services that compete with or are alternatives to the principal products developed or produced or services provided by the Company or its affiliates.

(iv) In addition to the requirements of this Section 2.4, to be timely, a stockholder’s notice (and any additional information submitted to the Company in connection therewith) must further be updated and supplemented (1) if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date(s) for determining the stockholders entitled to notice of, and to vote at, the annual meeting and as of the date that is 10 business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof; and (2) to provide any additional information that the Company may reasonably request. Any such update and supplement or additional information (including, if requested pursuant to Section 2.4(a)(iii)(3)(P)) must be received by the Secretary at the principal executive offices of the Company (A) in the case of a request for additional information, promptly following a request therefor, which response must be received by the Secretary not later than such reasonable time as is specified in any such request from the Company; or (B) in the case of any other update or supplement of any information, not later than five business days after the record date(s) for the annual meeting (in the case of any update and supplement required to be made as of the record date(s)), and not later than eight business days prior to the date for the annual meeting or any adjournment, rescheduling, postponement or other delay thereof (in the case of any update or supplement required to be made as of 10 business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof). No later than five business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof, a stockholder nominating individuals for election as a director will provide the Company with reasonable evidence that such stockholder has met the requirements of Rule 14a-19. The failure to timely provide such update, supplement, evidence or additional information shall result in the nomination or proposal no longer being eligible for consideration at the annual meeting. If the stockholder fails to comply with the requirements of Rule 14a-19 (including because the stockholder fails to provide the Company with all information or notices required by Rule 14a-19), then the director nominees proposed by such stockholder shall be ineligible for election at the annual meeting and any votes or proxies in respect of such nomination shall be disregarded, notwithstanding that such proxies may have been received by the Company and counted for the purposes of determining quorum. For the avoidance of doubt, the obligation to update and supplement, or provide additional information or evidence, as set forth in these bylaws shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines pursuant to these bylaws or enable or be deemed to permit a stockholder who has previously submitted notice pursuant to these bylaws to amend or update any nomination or to submit any new nomination. No disclosure pursuant to these bylaws will be required with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is the stockholder submitting a notice pursuant to this Section 2.4 solely because such broker, dealer, commercial bank, trust company or other nominee has been directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

(b) Special Meetings of Stockholders. Except to the extent required by the DGCL, and subject to Section 2.3(a), special meetings of stockholders may be called only in accordance with the certificate of incorporation and these bylaws. Only such business will be conducted at a special meeting of stockholders as has been brought before the special meeting pursuant to the Company’s notice of meeting. If the election of directors is included as business to be brought before a special meeting in the Company’s notice of meeting, then nominations of persons for election to the Board of Directors at such special meeting may be made by any stockholder who (i) is a stockholder of record at the time of giving of the notice contemplated by this Section 2.4(b); (ii) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting; (iii) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting; (iv) is a stockholder of record at the time of the special meeting; and (v) complies with the procedures set forth in this Section 2.4(b). In no event may a stockholder provide notice with respect to a greater number of director candidates than there are director seats subject to election by stockholders at the special meeting. For nominations to be properly brought by a stockholder before a special meeting pursuant to this Section 2.4(b), the stockholder’s notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Pacific time, on the 120th day prior to the day of the special meeting and no later than 5:00 p.m., Pacific time, on the 10th day following the day on which public announcement of the date of the special meeting was first made. In no event will any adjournment, rescheduling, postponement or other delay of a special meeting or any announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. A stockholder’s notice to the Secretary must comply with the applicable notice requirements of Section 2.4(a)(iii), with references therein to “annual meeting” deemed to mean “special meeting” for the purposes of this final sentence of this Section 2.4(b).

(c) Other Requirements and Procedures.

(i) To be eligible to be a nominee of any stockholder for election as a director of the Company, the proposed nominee must provide to the Secretary, in accordance with the applicable time periods prescribed for delivery of notice under Section 2.4(a)(ii) or Section 2.4(b):

(1) a signed and completed written questionnaire (in the form provided by the Secretary at the written request of the nominating stockholder, which form will be provided by the Secretary within 5 business days of receiving such request) containing information regarding such nominee’s background and qualifications and such other information as may reasonably be required by the Company to determine the eligibility of such nominee to serve as a director of the Company or to serve as an independent director of the Company;

(2) a written representation and undertaking that, unless disclosed to the Company, such nominee is not, and will not become, a party to any voting agreement, arrangement, commitment, assurance or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue;

(3) a written representation and undertaking that, unless disclosed to the Company, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement;

(4) a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with the Company’s corporate governance, conflict of interest, confidentiality, stock ownership and trading guidelines, and other policies and guidelines applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary will provide to such proposed nominee all such policies and guidelines then in effect); and

(5) a written representation and undertaking that such nominee, if elected, intends to serve a full term on the Board of Directors.

(ii) At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must furnish to the Secretary the information that is required to be set forth in a stockholder’s notice of nomination pertaining to such nominee.

(iii) No person will be eligible to be nominated by a stockholder for election as a director of the Company, or to be seated as a director of the Company, unless nominated and elected in accordance with the procedures set forth in this Section 2.4. No business proposed by a stockholder will be conducted at a stockholder meeting except in accordance with this Section 2.4.

(iv) The chairperson of the applicable meeting of stockholders will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that other proposed business was not properly brought before the meeting. If the chairperson of the meeting should so determine, then the chairperson of the meeting will so declare to the meeting and the defective nomination will be disregarded or such business will not be transacted, as the case may be.

(v) Notwithstanding anything to the contrary in this Section 2.4, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Section 2.4, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(vi) Without limiting this Section 2.4, a stockholder must also comply with all applicable requirements of the 1934 Act with respect to the matters set forth in this Section 2.4, it being understood that (1) any references in these bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.4; and (2) compliance with clause (4) of Section 2.4(a)(i) and with Section 2.4(b) are the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.4(c)(vii)).

(vii) Notwithstanding anything to the contrary in this Section 2.4, the notice requirements set forth in these bylaws with respect to the proposal of any business pursuant to this Section 2.4 will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the Company in compliance with Rule 14a-8 under the 1934 Act; and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the meeting of stockholders. Subject to Rule 14a-8 and other applicable rules and regulations under the 1934 Act, nothing in these bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Company’s proxy statement any nomination of a director or any other business proposal.

2.5 NOTICE OF STOCKHOLDERS’ MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given in accordance with Section 232 of the DGCL. Any such notice shall state: (i) the place, if any, date and hour of the meeting; (ii) the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting; (iii) the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting; and (iv) in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6 QUORUM

The holders of a majority of the voting power of the capital stock of the Company issued and outstanding and entitled to vote at a meeting of stockholders, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, unless otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting, or (b) a majority of the voting power of the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

2.7 ADJOURNED MEETING; NOTICE

Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are: (i) announced at the meeting at which the adjournment is taken; (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication; or (iii) set forth in the notice of meeting given in accordance with Section 222(a) of the DGCL. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8 CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business and discussion as seem to the chairperson in order. The chairperson of any meeting of stockholders shall be designated by the Board of Directors. In the absence of such designation, the chairperson of the Board of Directors, if any, or the chief executive officer (in the absence of the chairperson of the Board of Directors) or the president (in the absence of the chairperson of the Board of Directors and the chief executive officer), or in their absence any other executive officer of the Company, shall serve as chairperson of the stockholder meeting. The chairperson of any meeting of stockholders shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

2.9 VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder as of the applicable record date that has voting power upon the matter in question. No holder of shares of capital stock shall have the right to cumulate votes.

Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares cast affirmatively or negatively shall be the act of the stockholders. Broker non-votes and abstentions will be considered for purposes of establishing a quorum at the meeting but will not be considered as votes cast for or against a proposal. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed, where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the outstanding shares of such class or series or classes or series cast affirmatively or negatively at the meeting and entitled to vote on the subject matter shall be the act of such class or series or classes or series (it being understood that broker non-votes and abstentions will not be considered as votes cast for or against a proposal).

2.10 STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise provided in the Company’s certificate of incorporation and subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

2.11 RECORD DATES

In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date. Any such record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given. If notice is waived, the record date shall be at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting. Notwithstanding the foregoing, the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date. The record date for any such determination shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.12 PROXIES

Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL. Any such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

2.13 LIST OF STOCKHOLDERS ENTITLED TO VOTE

No later than the tenth day before each meeting of stockholders, the Company shall prepare a complete list of the stockholders entitled to vote at the meeting. Notwithstanding the foregoing, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting; or (b) during ordinary business hours, at the Company’s principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company.

2.14 INSPECTORS OF ELECTION

Before any meeting of stockholders, the Company shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act.

Such inspectors shall:

(a) ascertain the number of shares outstanding and the voting power of each;

(b) determine the shares represented at the meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are multiple inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III - DIRECTORS

3.1 POWERS

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2 NUMBER OF DIRECTORS

The Board of Directors shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors and subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be determined from time to time by resolution of a majority of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

If so provided in the certificate of incorporation, the directors of the Company shall be divided into three classes.

3.4 RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified in the notice of resignation, acceptance of such resignation shall not be necessary to make it effective. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws, and subject to the rights of holders of Preferred Stock to elect directors under specified circumstances or except as otherwise provided by resolution of a majority of the Whole Board, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal.

3.5 PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting.

3.6 REGULAR MEETINGS

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 SPECIAL MEETINGS; NOTICE

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, or the Secretary or by a majority of the Whole Board; provided that the person(s) authorized to call a special meeting of the Board of Directors may authorize another person or persons to send notice of such meeting.

Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile;

(d) sent by electronic mail; or

(e) otherwise given by electronic transmission (as defined in Section 232 of the DGCL),

directed to each director at that director’s address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Company’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise given to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice of the time and place of the meeting may be communicated to the director in lieu of written notice if such notice is communicated at least 24 hours before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting, unless required by statute.

3.8 QUORUM; VOTING

At all meetings of the Board of Directors, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, except as may otherwise be expressly provided in these bylaws or in the certificate and denoted with the phrase “notwithstanding the final paragraph of Section 3.8 of the bylaws” or language to similar effect, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

3.10 FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors.

3.11 REMOVAL OF DIRECTORS

Any director or the entire Board of Directors may be removed from office by stockholders of the Company in the manner specified in the certificate of incorporation and applicable law. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV - COMMITTEES

4.1 COMMITTEES OF DIRECTORS

By resolution passed by a majority of the Whole Board, the Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. To the extent provided in the resolution of the Board of Directors or in these bylaws, any such committee shall have and may: (i) exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company; and (ii) authorize the seal of the Company to be affixed to all papers that may require it. No such committee shall have the power or authority, however, to (a) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the Company.

4.2 COMMITTEE MINUTES

Each committee and subcommittee shall keep regular minutes of its meetings.

4.3 MEETINGS AND ACTION OF COMMITTEES

Unless otherwise specified by the Board of Directors, meetings and actions of committees and subcommittees shall be governed by, and held and taken in accordance with, the provisions of:

(a) Section 3.5 (place of meetings and meetings by telephone);

(b) Section 3.6 (regular meetings);

(c) Section 3.7 (special meetings and notice);

(d) Section 3.8 (quorum; voting);

(e) Section 3.9 (action without a meeting); and

(f) Section 7.4 (waiver of notice)

with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the Board of Directors and its members. However, (i) the time and place of regular meetings of committees or subcommittees may be determined either by resolution of the Board of Directors or by resolution of the committee or subcommittee; (ii) special meetings of committees or subcommittees may also be called by resolution of the Board of Directors or the committee or the subcommittee; and (iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members who shall have the right to attend all meetings of the committee or subcommittee.

The Board of Directors or a committee or subcommittee may also adopt other rules for the government of any committee or subcommittee.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

4.4 SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V - OFFICERS

5.1 OFFICERS

The officers of the Company shall be a president and a secretary. At the discretion of the Board of Directors, the Company may also have a chairperson of the Board of Directors, a vice chairperson of the Board of Directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2 APPOINTMENT OF OFFICERS

The Board of Directors shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

5.3 SUBORDINATE OFFICERS

The Board of Directors, or any duly authorized committee or subcommittee thereof, may appoint, or empower any officer to appoint, such other officers as the business of the Company may require. Each of such officers shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as determined from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of determination.

5.4 REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of removal.

Any officer may resign at any time by giving notice, in writing or by electronic transmission, to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.5 VACANCIES IN OFFICES

Any vacancy occurring in any office of the Company shall be filled by the Board of Directors or as provided in Section 5.3.

5.6 REPRESENTATION OF SECURITIES OF OTHER ENTITIES

The chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of the Company or any other person authorized by the Board of Directors or the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares or other securities of, or interests in, or issued by, any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of the Company, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 AUTHORITY AND DUTIES OF OFFICERS

Each officer of the Company shall have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation and, to the extent not so provided, as generally pertain to such office, subject to the control of the Board of Directors.

ARTICLE VI - STOCK

6.1 STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the Company shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Unless otherwise provided by resolution of the Board of Directors, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid for such shares. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the Company in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid for those shares and the amount paid to date for the shares shall be stated. Upon the declaration of any dividend on fully-paid shares, the Company shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid for those shares.

6.2 SPECIAL DESIGNATION ON CERTIFICATES

If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock. Notwithstanding the foregoing, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 151, 156, 202(a), 218(a) or 364 of the DGCL or with respect to this Section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 LOST CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed. As a condition to the issuance of any new certificates, the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 DIVIDENDS

Subject to any restrictions contained in the certificate of incorporation or applicable law, the Board of Directors may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock, subject to the provisions of the certificate of incorporation. The Board of Directors may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 TRANSFER OF STOCK

Transfers of record of shares of stock of the Company shall be made only upon its books by the holders of those shares, in person or by an attorney duly authorized, and, subject to Section 6.3 and Section 6.8 of these bylaws, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6 STOCK TRANSFER AGREEMENTS

The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

6.7 REGISTERED STOCKHOLDERS

The Company:

(a) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and notices and to vote as such owner; and

(b) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.8 LOCKUP

(a) Subject to Section 6.8(b), the holders (the “Lockup Holders”) of common stock of the Company (i) issued as consideration pursuant to the merger of AAC II Merger Sub, Inc., a Delaware corporation, with and into Kodiak Robotics, Inc., a Delaware corporation (the “Business Combination Transaction”), including, for the avoidance of doubt, any shares of common stock of the Company issued as earnout consideration in connection with the Business Combination Transaction; (ii) issued upon the exercise of stock options or warrants outstanding as of immediately following the closing of the Business Combination Transaction in respect of stock options or warrants of Kodiak Robotics, Inc. outstanding immediately prior to the closing of the Business Combination Transaction; (iii) issued to or owned by any AACT Insider as of immediately prior to the closing of the Business Combination Transaction; or (iv) issued to the directors, officers and employees of the Company or its subsidiaries (such shares referred to in this Section 6.8(a), the “Lockup Shares”), may not, without the prior written consent of the Board of Directors (including, for the avoidance of doubt, a duly authorized committee thereof), Transfer any Lockup Shares until the end of the Lockup Period (the “Lockup”). Notwithstanding the foregoing, shares of Company common stock issued pursuant to the Company’s employee stock purchase plan shall not constitute Lockup Shares.

(b) Notwithstanding the provisions set forth in Section 6.8(a), each Lockup Holder or such Lockup Holder’s respective Permitted Transferees may Transfer the Lockup Shares during the Lockup Period: (i) as a bona fide gift to a current or former spouse or domestic partner, parent, sibling, child or grandchild of such Lockup Holder or any other natural person with whom such Lockup Holder has a relationship by blood, marriage or adoption not more remote than first cousin (any of the foregoing, an “immediate family member”) or as a charitable contribution; (ii) to a trust, or other entity formed for estate planning purposes for the primary benefit of such Lockup Holder or its affiliates or an immediate family member of such Lockup Holder or a charitable organization; (iii) by will or intestate succession upon the death of such Lockup Holder; (iv) pursuant to a qualified domestic order, court order or in connection with a divorce settlement, or any legal, regulatory or other order; (v) if such Lockup Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that, directly or indirectly, controls, is controlled by or is under common control or management with such Lockup Holder, whether through one of more intermediaries or otherwise, (B) to partners, limited liability company members or stockholders of such Lockup Holder or their affiliates, including, for the avoidance of doubt, where such Lockup Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds or accounts managed or advised by such partnership or its affiliates, or (C) by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (vi) if such Lockup Holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (vii) to the Company’s officers, directors or their affiliates or immediate family members; (viii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under subsections (i) through (vii) of this Section 6.8(b); (ix) pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control approved by the Board of Directors (including, for the avoidance of doubt and to the fullest extent permitted by law, a duly authorized committee thereof) or through entry into any lock-up, voting or similar agreement pursuant to which such Lockup Holder may agree to transfer, sell, tender or otherwise dispose of Lockup Shares in connection with such a Change in Control; provided, however, that if such tender offer, merger, stock sale, recapitalization, consolidation or other such transaction is not completed, the Lockup Shares shall remain subject to the Lockup; (x) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the 1934 Act; provided, however, that such plan does not provide for the Transfer of Lockup Shares during the Lockup Period; (xi) to the Company in connection with the repurchase of such Lockup Holder’s shares in connection with the termination of such Lockup Holder’s employment with the Company pursuant to contractual agreements with the Company; (xii) to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of common stock of the Company or the vesting of Company stock-based awards; (xiii) in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of common stock of the Company or for the purpose of paying the exercise price of such options or for paying taxes due as a result of the exercise of such options, the vesting of such options or stock awards; (xiv) upon reasonably prompt prior notice to the Company, by private sales or transfers made in connection with any forward purchase agreement or similar arrangement entered into at or in connection with the closing of the Business Combination Transaction, at prices no greater than the price at which the Lockup Shares were originally purchased; or (xv) if the Triggering Event occurs. Notwithstanding the foregoing, in the case of clauses (i) through (viii), the Permitted Transferees must enter into a written agreement, in substantially the form of this Section 6.8 (it being understood that any references to “immediate family member” in the agreement executed by such transferee shall expressly refer only to the immediate family members of the original Lockup Holder and not to the immediate family members of the transferee), agreeing to be bound by the Lockup.

(c) In order to enforce this Section 6.8, the Company may impose stop-transfer instructions with respect to the Lockup Shares until the end of the Lockup Period.

(d) Notwithstanding the other provisions set forth in this Section 6.8, the Board of Directors (including, for the avoidance of doubt and to the fullest extent permitted by law, a duly authorized committee thereof) may, in its sole discretion, determine to waive, amend, or repeal any Lockup obligations set forth in this Section 6.8. Notwithstanding the foregoing, in the event that any Lockup Holder is granted a discretionary waiver or termination of the restrictions set forth in this Section 6.8, such discretionary waiver or termination shall apply to each other Lockup Holder in the same proportion that the number of shares of Company common stock (or shares issued on the exercise, exchange or conversion of shares of common stock, as applicable) held by the Lockup Holder whose restrictions are terminated or waived bears to the number of shares of Company common stock (or such other shares) held by such other Lockup Holder (a “Pro-rata Release”). A Pro-rata Release shall not be applied in the case of an early release of any Lockup Holder from the restrictions described in this Section 6.8 due to circumstances of an emergency or hardship, as determined by the Board of Directors or any duly authorized committee thereof in its sole judgment.

(e) For purpose of this Section 6.8:

(i) the term “AACT” means Ares Acquisition Corporation II;

(ii) the term “AACT Insider” means Sponsor and each AACT officer or director party to the Insider Letter;

(iii) the term “Change in Control” means any transaction or series of related transactions pursuant to which a person (as defined in Section 13(d)(3) of the 1934 Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the 1934 Act) of more than 50% of the total voting power of the voting stock of the Company;

(iv) the term “Insider Letter” means the letter agreement dated April 20, 2023 among AACT, Sponsor, and AACT’s officers and directors;

(v) the term “Lockup Period” means the period beginning on the closing date of the Business Combination Transaction and ending on the earlier of (A) the date that is twelve (12) months thereafter or (B) such date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of the Company’s capital stock for cash, securities or other property;

(vi) the term “Permitted Transferee” means, prior to the expiration of the Lockup Period, any person or entity to whom such Lockup Holder is permitted to Transfer such shares of common stock prior to the expiration of the Lockup Period pursuant to Section 6.8(b);

(vii) the term “Sponsor” means Ares Acquisition Holdings II LP;

(viii) the term “Trading Day” means any day on which shares of Company common stock are actually traded on the principal securities exchange or securities market on which shares of Company common stock are then traded;

(ix) the term “Transfer” means to (A) exchange, transfer, assign, lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the 1934 Act with respect to, any security, or any right or interest therein, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, (C) take any action in furtherance of any of the matters described in clause (A) or (B), or (D) publicly announce any intention to effect any transaction specified in clause (A) or (B); and

(x) the term “Triggering Event” means that the closing price of one share of Company common stock is at any time greater than or equal to $12.00 (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to Company common stock) over any twenty (20) Trading Days within any thirty (30) Trading Day period commencing at least 150 days after the closing of the Business Combination Transaction.

ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER

7.1 NOTICE OF STOCKHOLDERS’ MEETINGS

Notice of any meeting of stockholders shall be given in the manner set forth in the DGCL.

7.2 NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice. This Section 7.2 shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3 NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.4 WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders or the Board of Directors, as the case may be, need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII - INDEMNIFICATION

8.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII and to the fullest extent permitted by the DGCL, as now or hereinafter in effect, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

8.2 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE COMPANY

Subject to the other provisions of this Article VIII and to the fullest extent permitted by the DGCL, as now or hereinafter in effect, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3 SUCCESSFUL DEFENSE

To the extent that a present or former director or officer (for purposes of this Section 8.3 only, as such term is defined in Section 145(c)(1) of the DGCL) of the Company has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with that claim. The Company may indemnify any other person who is not a present or former director or officer of the Company against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent such person has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein.

8.4 INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article VIII, the Company shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.

8.5 ADVANCED PAYMENT OF EXPENSES

Expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts advanced if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 8.6(b) or 8.6(c) prior to a determination that the person is not entitled to be indemnified by the Company.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (a) by a vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (b) by a committee of such directors designated by the vote of the majority of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

8.6 LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(a) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, in either case as required under any clawback or compensation recovery policy adopted by the Company, applicable securities exchange and association listing requirements, including, without limitation, those adopted in accordance with Rule 10D-1 under the 1934 Act and/or the 1934 Act (including, without limitation, any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(d) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless: (i) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation; (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law; (iii) otherwise required to be made under Section 8.7 or (iv) otherwise required by applicable law; or

(e) if prohibited by applicable law.

8.7 DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the Company of the written request for such payment, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of such person’s entitlement to such indemnification or advancement of expenses. The Company shall indemnify such person against any and all expenses that are actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8 NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9 INSURANCE

The Company may purchase and maintain insurance to the fullest extent permitted by the DGCL on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10 SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11 EFFECT OF REPEAL OR MODIFICATION

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the Proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.12 CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the “Company” shall include, in addition to the resulting entity, any constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent entity, or is or was serving at the request of such constituent entity as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving entity as such person would have with respect to such constituent entity if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article VIII.

ARTICLE IX - GENERAL MATTERS

9.1 EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, or employee or employees, to enter into any contract or execute any document or instrument in the name of and on behalf of the Company; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, agent or employee, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2 FISCAL YEAR

The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.3 SEAL

The Company may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4 CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise, and a natural person. Any reference in these bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

9.5 FORUM SELECTION

Unless the Company consents in writing to the selection of an alternative forum, (X) the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action, suit or proceeding brought on behalf of the Company, (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action, suit or proceeding arising pursuant to any provision of the DGCL or the certificate of incorporation or these bylaws (as either may be amended from time to time) or (d) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination). If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the Court of Chancery in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Subject to the preceding provisions of this Section 9.5, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, against any person in connection with any offering of the Company’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant, including all causes of action asserted against any defendant to such complaint. Notwithstanding the foregoing, the provisions of this Section 9.5 shall not apply to suits brought to enforce any liability or duty created by the 1934 Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Any person or entity purchasing, holding or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Section 9.5. This provision shall be enforceable by any party to a complaint covered by the provisions of this Section 9.5. This Section 9.5 is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person and who has prepared or certified any part of the documents underlying the offering.

ARTICLE X - AMENDMENTS

These bylaws may be adopted, altered, amended or repealed by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding voting securities of the Company, voting together as a single class. Notwithstanding the foregoing, the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities of the Company, voting together as a single class, shall be required for the stockholders of the Company to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of these bylaws: Article II, Sections 3.1, 3.2, 3.4 and 3.11 of Article III, Article VIII, Section 9.5 of Article IX or this Article X (including, without limitation, any such Article or Section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other bylaw). The Board of Directors shall also have the power to adopt, amend or repeal bylaws. Notwithstanding the foregoing, a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.

Exhibit C

FORM OF COMPANY SUPPORT AGREEMENT

This COMPANY SUPPORT AGREEMENT (this “Agreement”) is entered into as of April 14, 2025, by and among Ares Acquisition Corporation II, a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), Kodiak Robotics, Inc., a Delaware corporation (“Company”) and the undersigned stockholder (the “Stockholder”) of the Company. Each of the Purchaser, the Company and the Stockholder are sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings given to them in the Business Combination Agreement (defined below).

RECITALS

WHEREAS, on April 14, 2025, the Purchaser, AAC II Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and the Company, entered into that certain Business Combination Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) pursuant to which, among other things (and subject to the terms and conditions set forth in the Business Combination Agreement), Merger Sub will merge with and into the Company, with the Company surviving (the “Merger”), resulting in the Company becoming a direct wholly-owned subsidiary of the Purchaser;

[WHEREAS, the Stockholder is executing and delivering this Agreement concurrently with the Business Combination Agreement;]1

WHEREAS, each share of Company Preferred Stock shall be converted into fully-paid, non-assessable shares of Company Common Stock;

WHEREAS, each share of Company Common Stock (including shares of Company Common Stock issued upon the conversion of Company Preferred Stock) other than Cancelled Shares and Dissenting Shares, without any action on the part of any of the parties, shall be converted into the right to receive the Domesticated Purchaser Common Stock on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, as of the date hereof, the Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated under such act, the “Exchange Act”)) of and is entitled to dispose of and vote the number of shares of Company Common Stock or Company Preferred Stock (together, with any other Equity Securities of the Company that the Stockholder acquires record or beneficial ownership after the date hereof, the “Subject Company Stock”) as set forth opposite the Stockholder’s name on Schedule A to this Agreement;

WHEREAS, in consideration for the benefits to be received by the Stockholder under the terms of the Business Combination Agreement and as a material inducement to the Purchaser agreeing to enter into, and consummate the Transactions, the Stockholder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

[1]	Note to Draft: To only be included in the Founder’s Company Support Agreement.

WHEREAS, the Parties acknowledge and agree that the Purchaser and Merger Sub would not have entered into the Business Combination Agreement or agreed to consummate the Transactions without the Stockholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, each intending to be legally bound, agree as follows:

AGREEMENT

1. Requisite Stockholder Approval and Related Matters.

(a) Subject to the earlier termination of this Agreement in accordance with its terms, as promptly as practicable following the date upon which the Proxy Statement/Registration Statement has been declared effective under the Securities Act and no later than two Business Days thereafter, the Stockholder, in its, his or her capacity as a stockholder of the Company, shall duly execute and deliver to the Company and the Purchaser the stockholder approval in the form attached to this Agreement as Exhibit A (with such modifications as may be mutually agreed by the Company and the Purchaser and of which the Stockholder has been notified, so long as such modifications are not materially adverse to the Stockholder). Pursuant to such stockholder approval, the Stockholder shall irrevocably and affirmatively consent to and approve the Business Combination Agreement, the Merger, and the Transactions in respect of the Subject Company Stock.

(b) In addition, from the date of this Agreement through the earlier termination of this Agreement in accordance with its terms (the “Voting Period”), at each meeting of the Company Stockholders or in any action by written consent of the Company Stockholders, the Stockholder agrees to: (i) be present at any such meeting for the purposes of establishing a quorum (in the case of any stockholder meeting); and (ii) vote (or cause to be voted) or consent (or cause to be consented) the Subject Company Stock: (A) in favor of the Transactions (and any actions required in furtherance of the Transactions); (B) in favor of the other matters set forth in the Business Combination Agreement; and (C) against: (I) any Alternative Transaction and any and all other proposals (x) that could reasonably be expected to delay or impair the ability of the Company to consummate the Transactions; (y) which are in competition with or materially inconsistent with the Business Combination Agreement or any other Ancillary Document; or (z) that would reasonably be expected to result in any breach of any representation, warranty, covenant, obligation or agreement contained in the Business Combination Agreement or any other Ancillary Document; and (II) any other action or proposal involving the Company that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions or would reasonably be expected to result in any of the conditions to the Purchaser’s obligations to consummate the Transactions set forth in Article VIII of the Business Combination Agreement to not be fulfilled.

(c) Without limiting any other rights or remedies of the Purchaser under this Agreement, the Business Combination Agreement or any Ancillary Document, the Stockholder irrevocably appoints the Purchaser or any individual designated by the Purchaser as the Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and re-substitution), for and in the name, place and stead of the Stockholder, to: (i) attend on behalf of the Stockholder any meeting of the Company Stockholders with respect to the matters described in Section 1(a) or Section 1(b); (ii) to include the Subject Company Stock in any computation for purposes of establishing a quorum at any such meeting of the Company Stockholders; and (iii) to vote (or cause to be voted) the Subject Company Stock or consent (or withhold consent) with respect to any of the matters described in Section 1(a) or Section 1(b), in connection with any meeting of the Company Stockholders or any action by written consent by the Company Stockholders (including the Requisite Stockholder Approval). The proxy granted in this Section 1(c) shall expire upon the termination of this Agreement.

2

(d) The proxy granted by the Stockholder pursuant to Section 1(c) is irrevocable and coupled with an interest sufficient in law to support an irrevocable proxy. The proxy granted pursuant to Section 1(c) is granted in consideration of the Purchaser entering into the Business Combination Agreement and agreeing to consummate the Transactions. The proxy granted by the Stockholder pursuant to Section 1(c) is a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by the Stockholder and shall revoke any and all prior proxies granted by the Stockholder with respect to the Subject Company Stock. The vote or consent of the proxyholder in accordance with Section 1(c) with respect to the matters described in Section 1(a) or Section 1(b) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Company Stock and a vote or consent by the Stockholder of the Subject Company Stock (or any other Person with or purporting to have the power to vote or provide consent with respect to the Subject Company Stock) with respect to the matters described in Section 1(a) or Section 1(b). The proxyholder may not exercise the proxy granted pursuant to Section 1(c) on any matter except for those matters described in Section 1(a) or Section 1(b).

(e) The Stockholder shall not hereafter, unless and until this Agreement terminates or expires pursuant to its terms, purport to designate any other proxy or power of attorney with respect to the Subject Company Stock or enter into any other agreement, arrangement, or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of the Subject Company Stock, in each case, with respect to any of the matters set forth in this Agreement. The Stockholder revokes (and agrees to cause to be revoked) any proxies that the Stockholder has granted prior to the execution and delivery of this Agreement.

(f) [The Stockholder consents, in accordance with Section 1.9 of the bylaws of the Company, to the conversion of its, his or her Company Preferred Stock to Company Common Stock as of immediately prior to the Effective Time, conditional upon the occurrence of the Effective Time, in accordance with Article V, Section 4(b)(iv) of the Company’s certificate of incorporation and waives any notice requirement to which the Stockholder might otherwise be entitled in respect of such consent.]2 For the avoidance of doubt, this Agreement shall be deemed a consent of the Stockholder for purposes of the Company’s Organizational Documents. However, such consent is not an approval of the Transactions as such approval shall be granted by the Stockholder at such time as described in Section 1(a).

2. Other Covenants and Agreements.

(a) The Stockholder agrees that, notwithstanding anything to the contrary in any such agreement and to the extent such Stockholder is a party to any such agreement, effective as of the Closing: (i) the Stockholder Agreements shall be automatically terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Closing; and (ii) upon such termination, neither the Company nor any of its Affiliates (including from and after the Effective Time, the Purchaser and its Affiliates) shall have any further obligations or liabilities under each such agreement. The Stockholder, by this Agreement, including with respect to the Subject Company Stock also agrees to: (x) terminate, subject to and effective immediately prior to the Effective Time, if applicable to such Stockholder, any rights under any letter agreement providing for management rights, information rights, board observers, redemption rights, put rights, purchaser rights or other similar rights not generally available to stockholders of the Company; and (y) waive any notice rights or other similar rights such Stockholder has or had with respect to the Merger, the Second Lien Loan, the Company SAFEs or any Company Warrant. For the avoidance of doubt, any agreements between the Company and the Stockholder that relate solely to commercial or employment arrangements are excluded from the preceding sentence. “Stockholder Agreements” means each of: (A) the Amended and Restated Investors’ Rights Agreement,

[2]	Note to Draft: To be included if the Stockholder holds Company Preferred Stock.

3

dated September 28, 2021 (the “Investors Rights Agreement”), by and between the Company, the Investors (as defined in the Investors Rights Agreement) party to such Agreement, and the Founders (as defined in the Investor Rights Agreement) party to such agreement; (B) the Amended and Restated Voting Agreement, dated May 10, 2023 (the “Voting Agreement”), by and between the Company, the Investors (as defined in the Voting Agreement) party to such agreement, and the Common Holders (as defined in the Voting Agreement) party to such agreement; and (C) the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated September 28, 2021 (the “ROFR and Co-Sale Agreement”), by and between the Company, the Investors (as defined in the ROFR and Co-Sale Agreement) party to the ROFR and Co-Sale Agreement, and the Common Holders (as defined in the ROFR and Co-Sale Agreement) party to the ROFR and Co-Sale Agreement.

(b) Without limiting the generality of Section 2(a) or Section 2(e), the Stockholder agrees to promptly execute and deliver all additional agreements, documents and instruments and take, or cause to be taken, all actions necessary or reasonably advisable in order to achieve the purpose of Section 2(a). Without limiting the generality of Section 2(a) or Section 2(e), the Stockholder agrees to use reasonable best efforts to promptly execute and deliver all additional mutually agreed upon agreements, documents and instruments (such agreement not to be unreasonably withheld, conditioned or delayed) and take, or cause to be taken, all actions necessary or reasonably advisable in order to achieve the purpose of the preceding sentence. Notwithstanding the foregoing, in connection with the matters discussed in this Section 2(b), the Stockholder shall not be required to incur any out-of-pocket cost or expense (other than administrative costs and expenses) or to compensate any third-party.

(c) The Stockholder shall be bound by and subject to: (i) Section 7.06 (No Solicitation), Section 7.15 (Public Announcements) and Section 7.16 (Confidential Information) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement; and (ii) Section 10.15 (Waiver of Claims Against Trust) of the Business Combination Agreement to the same extent as such provisions apply to the Company, in each case, mutatis mutandis, as if the Stockholder is directly party to the Business Combination Agreement. Notwithstanding anything in this Agreement to the contrary: (x) the Stockholder shall not be responsible for the actions of the Company or the board of directors of the Company (or any committee thereof) or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”) or any other owner of equity securities of the Company (or Affiliate of such owner), including with respect to any of the matters contemplated by this Section 2(c); (y) the Stockholder is not making any representations or warranties with respect to the actions of any of the Company Related Parties or any other owner of equity securities of the Company (or Affiliate of such owner); and (z) any breach by the Company of or any other owner of equity securities of the Company (or Affiliate of such owner) of its respective obligations under the Business Combination Agreement shall not be considered a breach of this Section 2(c) (it being understood for the avoidance of doubt that the Stockholder shall remain responsible for any breach by it of this Section 2(c)).

(d) The Stockholder acknowledges and agrees that the Purchaser and Merger Sub are entering into the Business Combination Agreement in reliance upon the Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement the Purchaser and Merger Sub would not have entered into, or agreed to consummate the transactions contemplated by, the Business Combination Agreement.

4

(e) Upon, and subject to, the consummation of the transactions contemplated by the Business Combination Agreement, each of the Purchaser and the Stockholder shall deliver duly executed counterparts to the A&R Registration Rights Agreement in the form attached to this Agreement as Exhibit B to be effective as of the Closing.

(f) The Stockholder acknowledges that in connection with the Transactions, the Purchaser will adopt the bylaws attached to this Agreement as Exhibit C (as may be amended or modified hereafter, the “Purchaser Bylaws upon Domestication”) and Stockholder agrees to be bound by all terms set forth in the Purchaser Bylaws upon Domestication applicable to the Domesticated Purchaser Common Stock received by it in the Merger, including the lockup provisions set forth in Section 6.8 of the Purchaser Bylaws upon Domestication. Prior to the expiration of the Lockup (as defined in the Purchaser Bylaws upon Domestication), to the extent applicable to the Stockholder, the Stockholder may not assign or delegate its rights, duties or obligations under this Section 2(f), in whole or in part, without the prior written consent of the board of directors of the Purchaser. For the avoidance of doubt, any securities issued in connection with the PIPE Investment are not subject to this Section 2(f).

(g) The Stockholder agrees (i) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable Law, including pursuant to the DGCL, at any time with respect to the Business Combination Agreement, the other Ancillary Documents or the Transactions, including the Merger; and (ii) not to commence, join in, facilitate, assist, encourage or participate in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, SPAC, Merger Sub or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Business Combination Agreement or the consummation of the Transactions, including any claim: (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement; or (B) alleging a breach of any fiduciary duty of the Company’s board of directors in connection with this Agreement, the Business Combination Agreement or the Transactions, including the Merger.

(h) During the Voting Period, in the event of any equity dividend or distribution, or any change in the Equity Interests of the Company by reason of any equity dividend or distribution, equity split, recapitalization, combination, conversion, exchange of equity interests or the like, the term “Subject Company Stock” shall be deemed to refer to and include the Subject Company Stock as well as all such equity dividends and distributions and any securities into which or for which any or all of the Subject Company Stock may be changed or exchanged or which are received in the transactions described in the foregoing. The Stockholder agrees, while this Agreement is in effect, to notify the Purchaser promptly in writing of the number of any additional Subject Company Stock acquired by the Stockholder, if any, after the date hereof, all of which shall, upon acquisition, become subject to this Agreement as Subject Company Stock.

3. Stockholder Representations and Warranties. The Stockholder represents and warrants to the Purchaser, Merger Sub and the Company as follows:

(a) The Stockholder is the record and beneficial owner of the Subject Company Stock and has valid and good title to the Subject Company Stock, free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company’s Organizational Documents and Contracts that have been provided to the Purchaser that set forth the Company Stockholders’ obligations to the Company). Except for the Equity Securities of the Company set forth on Schedule A attached to this Agreement, together with any other Equity Securities of the Company that the Stockholder acquires record or beneficial ownership of after the date hereof that is either permitted pursuant to, or acquired in accordance with, Section 7.02 and Section 7.19 of the Business Combination Agreement, the Stockholder does not own, beneficially or of record, any Equity Securities of the Company. The Stockholder does not own any right to acquire any Equity Securities of the Company. The Stockholder has the right to vote (and provide consent in respect of, as applicable) the Subject Company Stock and, except for: (i) this Agreement; (ii) the Business Combination Agreement; and (iii) the Stockholder Agreements, the Stockholder is not party to or

5

bound by (A) any option, warrant, purchase right or other Contract that would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require the Stockholder to transfer any of the Subject Company Stock; or (B) any voting trust, proxy or other Contract with respect to the voting or transfer of any of the Subject Company Stock, in each case, that could reasonably be expected to (x) impair the ability of such Stockholder to perform its obligations under this Agreement or (y) prevent, impede or delay the consummation of any of the transactions contemplated by this Agreement.

(b) If the Stockholder is an entity, the Stockholder is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). If the Stockholder is an individual, the Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations under this Agreement. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization and execution by each other Party, constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Stockholder.

(c) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Stockholder with respect to the Stockholder’s execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated by this Agreement, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect, or which have already been obtained in advance of the Stockholder’s entry into this Agreement.

(d) None of the execution or delivery of this Agreement by the Stockholder, the performance by the Stockholder of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated by this Agreement will, directly or indirectly (with or without due notice or lapse of time or both): (i) result in any breach of any provision of the Stockholder’s organizational and governing documents, if applicable; (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Stockholder is a party; (iii) violate, or constitute a breach under, any material Orders of any Government Authority or applicable Law to which the Stockholder or any of its properties or assets are bound; or (iv) other than the restrictions contemplated by this Agreement, result in the creation of any Lien upon the Subject Company Stock, except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(e) There is no Legal Proceeding pending or, to the Stockholder’s knowledge, threatened against the Stockholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements, or obligations under this Agreement in any material respect.

6

(f) The Stockholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that: (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Purchaser; and (ii) it has been furnished with or given access to such documents and information about the Purchaser and its respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the other Ancillary Documents to which it is or will be a party and the transactions contemplated by this Agreement or the other Transactions.

(g) In entering into this Agreement and the other Ancillary Documents to which it is or will be a party, the Stockholder has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Purchaser, Merger Sub or the Company (including, for the avoidance of doubt, none of the representations or warranties of the Purchaser, Merger Sub or the Company set forth in the Business Combination Agreement or any other Ancillary Document), any of their respective Affiliates or any other Person, either express or implied. The Stockholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in the Ancillary Documents to which it is or will be a party, none of the Purchaser, Merger Sub, the Company, any of their respective Affiliates or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents to which it is or will be a party or the transactions contemplated by this Agreement or the other Transactions.

4. Transfer of Subject Company Stock. Except as expressly contemplated by the Business Combination Agreement or with the prior written consent of the Purchaser (such consent to be given or withheld in the Purchaser’s sole discretion), from and after the date hereof, the Stockholder agrees not to: (a) Transfer any of the Subject Company Stock; (b) enter into: (i) any option, warrant, purchase right or other Contract that would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require the Stockholder to Transfer the Subject Company Stock prior to the Closing or termination of the Business Combination Agreement; or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Subject Company Stock; or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b). For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise). Notwithstanding the foregoing, the Stockholder may transfer its Subject Company Stock: (A) to the Stockholder’s officers or directors, any members or partners of the Stockholder, any Affiliates of the Stockholder, or any employees of such Affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; or (E) by virtue of the Stockholder’s organizational documents upon liquidation or dissolution of the Stockholder, in the case of each of clauses (A) through (E), subject to: (x) prior written notice to the Purchaser; and (y) any such transferee signing a joinder to this Agreement, in form and substance satisfactory to the Purchaser in its sole discretion, agreeing to be bound by all provisions hereof to the same extent as the Stockholder. Any Transfer that does not comply with the provisions of clauses (x) and (y) of the preceding sentence shall be null and void, ab initio.

5. Termination. This Agreement (including the proxy granted pursuant to Section 1(c)) shall automatically terminate, without any notice or other action by any Party, and thereafter become null and void upon the earliest of: (a) the Effective Time; (b) the valid termination of the Business Combination Agreement in accordance with its terms; (c) the amendment or modification of the Business Combination

7

Agreement without the Stockholder’s written consent: (i) to decrease the consideration payable under the Business Combination Agreement or impose any additional material burdens, material limitations, material obligations or material restrictions on the Stockholder; or (ii) extend the timing of payment of any consideration after Closing; and (d) the effective date of a written agreement of the Parties mutually terminating this Agreement. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to Section 5(b) shall not affect any liability on the part of any Party for a willful breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination or Fraud (as defined below) committed by such Party. For purposes of this Agreement, “Fraud” means with respect a Party: (a) an intentional misrepresentation by such Party with respect to the making of the representations and warranties of such Party as expressly set forth in this Agreement with the intent by such Party that the other Parties rely on such misrepresentation to such other party’s material detriment; and (b) such other Party reasonably relies on, and suffers losses as a result of, such misrepresentation.

6. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (a) the Stockholder makes no agreement or understanding in this Agreement in any capacity other than in such Stockholder’s capacity as a record holder and beneficial owner of the Subject Company Stock, and, to the extent applicable, not in such Stockholder’s capacity as a director, officer or employee of the Company or any of the Company’s Subsidiaries; and (b) nothing in this Agreement will be construed to limit or affect any action or inaction by such Stockholder or any representative of such Stockholder serving in its, his or her capacity as a member of the board of directors of the Company or as an officer, employee or fiduciary of the Company.

7. No Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth with respect to such Party. Except to the extent a named Party (and then only to the extent of the specific obligations undertaken by such named Party): (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, agent, attorney, advisor, Representative or Affiliate (nor any investment fund or vehicle managed by an Affiliate or portfolio company of such investment fund and vehicle) of any named Party; and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, agent, attorney, advisor, Representative or Affiliate (nor any investment fund or vehicle managed by an Affiliate or portfolio company of such investment fund and vehicle) of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, the Purchaser or Merger Sub under this Agreement or for any claim based on, arising out of, or related to this Agreement or the Transactions.

8. Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (i) when delivered, if delivered in person; (ii) when sent, if sent by electronic mail or other electronic means (provided that no “bounce back” or similar message is received); (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service; or (iv) three Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, to the applicable Party at the following addresses (or at such other address of a Party as shall be specified by like notice):

If to the Purchaser:

Ares Acquisition Corporation II

245 Park Avenue, 44th Floor

New York, New York 10167

8

Attn: Allyson Satin; Anton Feingold; Eric Waxman

and

Ares Acquisition Corporation II

2000 Avenue of the Stars

Suite 1200

Los Angeles, CA 90067

Attn: Allyson Satin; Anton Feingold; Eric Waxman

Email: [***]

    [***]

    [***]

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, California 90067

Attn: Monica J. Shilling, P.C.; F. Walton Dumas

Email: [***]

    [***]

If to the Company:

Kodiak Robotics, Inc.

1045 Terra Bella Ave

Mountain View, CA 94043

Attn: Chief Legal Officer

Email: [***]

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosai

650 Page Mill Road

Palo Alto, CA 94304-1050

Attn: Melissa Rick; Austin March

Email: [***]

    [***]

If to the Stockholder, to the address set forth on the signature page to this Agreement or to such other address or addresses as the Parties may from time to time designate in writing.

9. Entire Agreement(b) . This Agreement, the Business Combination Agreement and documents referred to in this Agreement and the Business Combination Agreement constitute the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

10. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by each of the Parties. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right under this Agreement. This Agreement and the rights, interests or obligations under this Agreement shall be assignable by the Stockholder solely to the extent permitted by Section 4 hereof.

9

11. Fees and Expenses. Except as otherwise expressly set forth in the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

12. No Recourse. Except as otherwise expressly provided in this Agreement, any and all remedies provided in this Agreement will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

13. No Third-Party Beneficiaries(b) . This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties acting as partners or participants in a joint venture.

14. Miscellaneous. Sections 10.1 (No Survival), 10.05 (Governing Law), 10.06 (Jurisdiction), 10.07 (Waiver of Jury Trial), 10.09 (Severability), 10.12 (Interpretation), and 10.13 (Counterparts) of the Business Combination Agreement are incorporated into this Agreement by reference and shall apply to this Agreement, mutatis mutandis.

[Signature pages follow]

10

IN WITNESS WHEREOF, the Parties have executed and delivered this Company Support Agreement as of the date first above written.

ARES ACQUISITION CORPORATION II

By:

Name:
Title:

KODIAK ROBOTICS, INC.

By:

Name:
Title:

[Signature Page to Company Support Agreement]

[STOCKHOLDER]

By:
Name:
Title:
Email Address:
Physical Address:

[Signature Page to Company Support Agreement]

Schedule A

Stockholder Name	Physical Address for Notice	Email Address for Notice	Class/Series of Company Stock	Number of Shares
[•]			[•]	[•]

Exhibit A

Requisite Stockholder Approval

Exhibit B

A&R Registration Rights Agreement

Exhibit C

Purchaser Bylaws upon Domestication

Exhibit D

FORM OF

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2025 (the “Effective Date”), is made and entered into by and among Kodiak AI, Inc., a Delaware corporation (formerly known as Ares Acquisition Corporation II, a Cayman Islands exempted company, prior to the Domestication (as defined below)) (the “Company”), Ares Acquisition Holdings II LP, a Cayman Islands exempted limited partnership (the “Sponsor”) and each of the undersigned parties listed on the signature page to this Agreement under the caption “Kodiak Holders” (collectively, the “Kodiak Holders” and, together with the Sponsor and any Person who hereafter becomes a party to this Agreement pursuant to Section 5.2, each a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, the Company and the Sponsor are party to the Registration and Shareholder Rights Agreement, dated as of April 20, 2023 (the “Original RRA”);

WHEREAS, the Company is party to the Business Combination Agreement, dated as of April 14, 2025 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, AAC II Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company, and Kodiak Robotics, Inc., a Delaware corporation (“Legacy Kodiak”), pursuant to which the parties to the Business Combination Agreement undertook the transactions described in the Business Combination Agreement (the “Business Combination”);

WHEREAS, prior to the Effective Date and subject to the conditions of the Business Combination Agreement, the Company transferred by way of continuation to and domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Companies Act (As Revised) of the Cayman Islands (the “Domestication”);

WHEREAS, following the closing of the Business Combination, as of the Effective Date, the Holders own shares of Common Stock, the Sponsor owns Warrants and certain Kodiak Holders may own options to acquire Common Stock;

WHEREAS, pursuant to Section 6.8 of the Original RRA, the provisions, covenants and conditions set forth in the Original RRA may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) (the “Original Holders”) of at least a majority in interest of the Registrable Securities (as defined in the Original RRA) (the “Original Registrable Securities”) at the time in question;

WHEREAS, the Sponsor is party to this Agreement and is the Original Holder of at least a majority in interest of the Original Registrable Securities as of the Effective Date; and

WHEREAS, in connection with the consummation of the transactions described above, the Company and the Sponsor desire to amend and restate the Original RRA in its entirety as set forth in this Agreement, and the Company and the Holders desire to enter into this Agreement, pursuant to which the Company grants the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties agree as follows:

Exhibit E

WRITTEN CONSENT

[Omitted]

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” has the meaning given in Section 5.11.

“Additional Holder Common Stock” has the meaning given in Section 5.11.

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company or the Board, in each case, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” has the meaning given in the Preamble to this Agreement.

“Board” means the board of directors of the Company.

“Business Combination” has the meaning given in the Recitals to this Agreement.

“Business Combination Agreement” has the meaning given in the Recitals to this Agreement .

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Company Bylaws” means the Bylaws of the Company that will be in effect at the Closing, as contemplated by the Business Combination Agreement.

“Closing” has the meaning given in the Business Combination Agreement.

“Closing Date” has the meaning given in the Business Combination Agreement.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Stock” means common stock, par value $0.0001 per share, of the Company.

“Company” has the meaning given in the Preamble to this Agreement and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demanding Holder” has the meaning given in Section 2.1.4.

“Domestication” has the meaning given in the Recitals to this Agreement.

“DTC” means the Depository Trust Company.

2

“Earnout Stock” has the meaning given in the Business Combination Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as it may be amended from time to time.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Form S-1 Shelf” has the meaning given in Section 2.1.1.

“Form S-3 Shelf” has the meaning given in Section 2.1.1.

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental, quasi-governmental, regulatory or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitral body, commission, or other similar dispute-resolving panel or body (public or private).

“Holder” and “Holders,” with respect to any Person, has the meaning given in the Preamble to this Agreement, in each case, for so long as such Person holds any Registrable Securities.

“Holder Information” has the meaning given in Section 4.1.2.

“In-Kind Distribution” has the meaning given in Section 5.14.

“Joinder” has the meaning given in Section 5.11.

“Kodiak Holders” has the meaning given in the Preamble to this Agreement.

“Law” means any federal, state, local, municipal, foreign or other constitution, law, statute, act, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, ordinance, regulation, order or consent, in each case, issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legacy Kodiak” has the meaning given in the Recitals to this Agreement.

“Legal Proceeding” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment, examination, mediation or arbitration, or any request (including any request for information), inquiry, hearing, proceeding (whether at law or in equity) or investigation, by or before any Governmental Authority.

“Lock-up” means the lock-up restrictions under the Company Bylaws.

“Lock-Up Period” has the meaning given in the Company Bylaws.

“LP Distribution” has the meaning given in Section 3.1.17.

“LP Distribution Notice” has the meaning given in Section 3.1.17.

“Maximum Number of Securities” has the meaning given in Section 2.1.5.

“Minimum Takedown Threshold” has the meaning given in Section 2.1.4.

3

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original Holders” has the meaning given in the Recitals to this Agreement.

“Original Registrable Securities” has the meaning given in the Recitals to this Agreement.

“Original RRA” has the meaning given in the Recitals to this Agreement.

“Other Coordinated Offering” has the meaning given in Section 2.4.1.

“Permitted Transferees” means persons to whom a holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the applicable Lock-Up Period pursuant to the Lock-Up.

“Person” an individual, corporation, company, exempted company, partnership (including a general partnership, exempted limited partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision of any government, or an agency or instrumentality of any government.

“Piggyback Registration” has the meaning given in Section 2.2.1.

“Prospectus” means the prospectus included in any Registration Statement, as supplemented by all prospectus supplements and as amended by all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” means (i) any outstanding shares of Common Stock (other than the Earnout Stock and the Sponsor Earnout Securities) held by a Holder immediately following the Closing, (ii) any shares of Common Stock that may be acquired by Holders upon the exercise, conversion or redemption of any other security of the Company or other right to acquire Common Stock held by a Holder immediately following the Closing, including, shares of Common Stock issuable upon exercise of the Warrants or options to acquire Common Stock, (iii) the Sponsor Earnout Securities (provided that, prior to the release of such Sponsor Earnout Securities to the Sponsor in accordance with the terms of the Sponsor Support Agreement, the Sponsor Earnout Securities shall be deemed to be “Registrable Securities” only for purposes of Sections 2.1.1, 2.1.2 and 2.1.3), (iv) the Earnout Stock (provided that, prior to the delivery of such Earnout Stock to the Kodiak Holders in accordance with the terms of the Business Combination Agreement, the Earnout Stock shall be deemed to be “Registrable Securities” only for purposes of Sections 2.1.1, 2.1.2 and 2.1.3), (v) any outstanding shares of Common Stock or warrants or options to purchase shares of Common Stock (including the Warrants and any shares of Common Stock issued or issuable upon the exercise of any such warrant or option) of the Company held by a Holder following the Effective Date to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company and (vi) any other equity security of the Company issued or issuable with respect to any securities referenced in clause (i), (ii), (iii), (iv) or (v) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction. Notwithstanding the foregoing, any Registrable Securities shall cease to be Registrable Securities upon the earliest to occur of the following events: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in

4

accordance with such Registration Statement by the applicable Holder to a Person that is not an “affiliate” (as defined in Rule 144) of the Company and new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (b) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; (d) such securities may be sold without registration pursuant to Rule 144 with no volume or manner of sale restrictions or limitations; and (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction. Notwithstanding the forgoing, if at any time the Company fails to file any required reports under Section 13 or 15(d) of the Exchange Act with the SEC such that it is not in compliance with Rule 144(c)(1) or Rule 144(i)(2), as applicable, and as a result a Holder is unable to sell Company securities that ceased to be Registrable Securities pursuant to clause (d) of the prior sentence without restriction under Rule 144, such Company securities shall continue to qualify as Registrable Securities.

“Registration” means a registration, including any related Shelf Takedown, effected by preparing and filing a Registration Statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” means the documented, out-of-pocket expenses of a Registration, including the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with FINRA) and any national securities exchange on which the Common Stock or Warrants are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable and documented out-of-pocket fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration (including the expenses or costs associated with any annual, quarterly or special audit required specifically in connection with such Registration and the delivery of any opinions or comfort letters expenses of any annual audit or quarterly review); and

(F) reasonable and documented out-of-pocket fees and expenses of one (1) legal counsel selected by the majority in interest of Registrable Securities held by each of (i) the Demanding Holders in an Underwritten Offering or Other Coordinated Offering and (ii) the Holders participating in a Piggyback Registration, as applicable.

“Registration Statement” means any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including any Shelf, and, in each case, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement and all exhibits to, and all material incorporated by reference in, such registration statement.

5

“Requesting Holders” has the meaning given in Section 2.1.5.

“Rule 144” means Rule 144 promulgated under the Securities Act, as amended from time to time, or any similar successor rule to Rule 144 that may be promulgated by the Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time.

“Shelf” means the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” means a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act, as amended from time to time, or any similar successor rule to Rule 415 that may be promulgated by the Commission.

“Shelf Takedown” means an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” means Ares Acquisition Holdings II LP, a Cayman Islands exempted limited partnership.

“Sponsor Earnout Securities” has the meaning given in the Sponsor Support Agreement.

“Sponsor Holder” means each of (i) the Sponsor and (ii) AAC II Holdings II LP, a Delaware limited partnershipand their respective Permitted Transferees.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of April 14, 2025, by and among the Company, the Sponsor and Legacy Kodiak, as may be amended from time to time.

“Subsequent Shelf Registration” has the meaning given in Section 2.1.2.

“Transfer” means the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecation, loan, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” means a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” has the meaning given in Section 2.1.4.

6

“Warrants” means the Purchaser Private Placement Warrants (as defined in the Business Combination Agreement).

“Withdrawal Notice” has the meaning given in Section 2.1.6.

“Yearly Limit” has the meaning given in Section 2.1.4.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. The Company shall, subject to Section 3.4, submit or file with the Commission (at the Company’s sole cost and expense) within 30 days of the Closing Date a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), in each case, covering the resale of all Registrable Securities (determined as of two business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as reasonably practicable after such filing, but no later than the earlier of (a) the 120th calendar day following the filing date if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included in the Shelf pursuant to any method or combination of methods legally available to, and requested by, any Holder named in the Shelf. Notwithstanding the foregoing, the Company’s obligations to include the Registrable Securities held by a Holder in such Shelf are contingent upon such Holder furnishing in writing to the Company such information regarding the Holder, the securities of the Company held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities at least five (5) Business Days in advance of any filing. Subject to Sections 2.1.3 and 3.4, the Company shall maintain a Shelf in accordance with the terms of this Agreement, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named in such Shelf to sell their Registrable Securities included in such Shelf and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities outstanding. If requested by a Holder, in the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as reasonably practicable after the Company is eligible to use Form S-3.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to, as promptly as reasonably practicable, cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to, as promptly as reasonably practicable, amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities under such Shelf (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named in such Subsequent Shelf Registration. Notwithstanding the foregoing, the Company’s obligations to include the Registrable Securities held by a

7

Holder in such Subsequent Shelf Registration are contingent upon such Holder furnishing in writing to the Company such information regarding the Holder, the securities of the Company held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities at least three (3) Business Days in advance of any filing. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing of the Subsequent Shelf Registration (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use to permit the Holders named in such Subsequent Shelf Registration to sell their Registrable Securities included in such Subsequent Shelf Registration and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities outstanding. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.3 New Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company shall, upon the written request of such Holder, promptly use its commercially reasonable efforts to (a) cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then-available Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration filed promptly after receipt of such request and (b) cause the same to become effective as soon as practicable after such filing, and such Shelf or Subsequent Shelf Registration shall be subject to the terms of this Agreement; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of (i) the Sponsor Holders, collectively, and (ii) the Kodiak Holders, collectively.

2.1.4 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, any Holder (a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering or other coordinated offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”). Notwithstanding the foregoing, the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $60,000,000 (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by written notice to the Company at least ten days prior to the public announcement of such Underwritten Shelf Takedown, specifying the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company, shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed). Each of (i) the Sponsor Holder and (ii) the Kodiak Holders, collectively, may demand Underwritten Shelf Takedowns pursuant to this Section 2.1.4 not more than two times in any 12-month period (the “Yearly Limit”). Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then-effective Registration Statement, including a Form S-3, that is then available for such offering.

8

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders (if any) have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities or in such other proportions as shall mutually be agreed to among the Demanding Holders and the Requesting Holders; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of Common Stock or other equity securities of the Company that the Company desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities of the Company held by other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual piggy-back registration rights that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Holder to the nearest 1,000 Registrable Securities.

2.1.6 Underwritten Shelf Takedown Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority in interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notice (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any). Notwithstanding the foregoing, the Sponsor Holders or the Kodiak Holders, as applicable, may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor Holders or the Kodiak Holders, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4 and shall count toward the Yearly Limit, unless either (i) the Demanding Holder(s) making the withdrawal has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Demanding Holder(s) making the withdrawal reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown). Notwithstanding the foregoing, if the Sponsor Holder or the Kodiak Holders, as applicable, elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor Holders or the Kodiak Holders, as applicable, for purposes of Section 2.1.4 and shall count toward the Yearly Limit. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Requesting Holders. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

9

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, an Underwritten Shelf Takedown pursuant to Section 2.1), the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities that hold of record at least $35,000,000 of Registrable Securities as soon as practicable but not less than five days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering. Such notice shall (A) describe, to the extent known at the time of such notice, the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five business days after receipt of such written notice (such Registration, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included in such registered offering on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. Notwithstanding the foregoing, no Piggyback Registration shall be required with respect to a Registration Statement (or any registered offering with respect to such Registration Statement) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule to Rule 145 under the Securities Act), (iv) for an offering of securities other than or in addition to shares of Common Stock, (v) for a dividend reinvestment plan, or (vi) a Block Trade or an Other Coordinated Offering (which shall be subject to Section 2.4).

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company or the Demanding Holders desire to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which Registration has been requested pursuant to this Section 2.2 and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of Persons other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

10

(a) if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities or in such other proportions as shall mutually be agreed to among the requesting Holders; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of Persons other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a request by Persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities or in such other proportions as shall mutually be agreed to among the requesting Holders; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of such Persons other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notice to the Company and the Underwriter or Underwriters (if any) prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

11

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 and shall not count toward the Yearly Limit.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriter, each Holder that participates in such Underwritten Offering agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the Underwriters managing the offering otherwise consent in writing. Each Holder shall only be subject to the restriction set forth in this Section 2.3 if the directors and officers of the Company are subject to a lock-up obligation to the Underwriters managing the offering and the length of such lock-up for such Holder shall be no longer than the shortest lock-up of any such directors and officers. Additionally, the Company shall use commercially reasonable efforts to ensure that the lock-up agreements required under this Section 2.3 shall provide that, if the Company or the underwriters of such Underwritten Offering waive or shorten the lock-up period for any of the Company’s officers, directors or stockholders, then (i) all Holders subject to such lock-up shall receive notice of such waiver or modification no later than two (2) Business Days following such waiver or modification, and (ii) such lock-up will be similarly waived or shortened for each such Holder. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all other Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, with an anticipated aggregate offering price of, either (x) at least $60,000,000 or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering as expeditiously as possible. Notwithstanding the foregoing, the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a withdrawal notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sale agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

12

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement or the Company.

2.4.4 The Company shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for any Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment bank) subject to the Demanding Holder’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed).

2.4.5 Subject to Section 2.4.6, each of (i) Sponsor Holder and (ii) the Kodiak Holders, as a group, may demand no more than two Block Trades and Other Coordinated Offerings pursuant to this Section 2.4 in any twelve-month period. Any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4.

2.4.6 Notwithstanding anything to the contrary in this Agreement, with respect to (i) the Sponsor Holder and (ii) the Kodiak Holders, as a group, in no event may the number of Block Trades or Other Coordinated Offerings demanded pursuant to this Section 2.4 plus the number of Underwritten Shelf Takedowns demanded pursuant to Section 2.1.4 exceed a total of two demands for such group in any twelve-month period.

2.5 Legends. In connection with any sale or other disposition of the Registrable Securities by a Holder pursuant to Rule 144 and upon compliance by the Holder with the requirements of this Section 2.5, if requested by the Holder, the Company shall use commercially reasonable efforts to cause the transfer agent for the Registrable Securities (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Registrable Securities and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends within one (1) trading day of any such request from the Holder; provided that the Company and the Transfer Agent have timely received from the Holder customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith. Subject to receipt from the Holder by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, the Holder may request that the Company remove any legend from the book entry position evidencing its Registrable Securities and the Company will, if required by the Transfer Agent, use its commercially reasonable efforts cause an opinion of the Company’s counsel be provided, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Registrable Securities (i) have been sold pursuant to an effective registration statement or (ii) have been sold pursuant to Rule 144. If restrictive legends are no longer required for such Registrable Securities pursuant to the foregoing, the Company shall, in accordance with the provisions of this section and within one (1) trading day of any request therefor from the Holder accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares. The Company shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such issuance.

13

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. In connection with any Shelf or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution of such Shelf or Shelf Takedown (and including all manners of distribution in such Registration Statement as Holders may reasonably request in connection with the filing of such Registration Statement and as permitted by law, including distribution of Registrable Securities to a Holder’s members, securityholders or partners), and the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission, as soon as reasonably practicable, a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment of or supplement to such Registration Statement or Prospectus, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits to such Registration Statement and documents incorporated by reference in the Registration Statement), the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

14

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose promptly after it receives such notice or obtains knowledge of such proceeding, and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least three calendar days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy of such Registration Statement or Prospectus to each seller of such Registrable Securities and its counsel (excluding any exhibits to such Registration Statement or Prospectus and any filing made under the Exchange Act that is to be incorporated by reference in such Registration Statement or Prospectus);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent that is registered pursuant to a Registration Statement, permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such Person’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representative, Underwriters or financial institutions agree to confidentiality arrangements, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or a sale by a broker, placement agent or sales agent pursuant to a Registration Statement (subject to such Underwriter or other financial institution facilitating such offering providing such certification or representation as reasonably requested by the Company’s independent registered public accountings and the Company’s counsel), in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter or other similar type of sales agent or placement agent may reasonably request;

15

3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to a Registration Statement, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, provided, in each case, that such participating Holders provide such information to such counsel as is customarily required for, or is reasonably requested by such counsel for purposes of, such opinion or negative assurance letter;

3.1.13 in the event of an Underwritten Offering, a Block Trade, or an Other Coordinated Offering, to the extent reasonably requested by the Underwriter, broker, placement agent or sales agent engaged for such offering, allow the Underwriter, broker, placement agent or sales agent to conduct customary “underwriter’s due diligence” with respect to the Company;

3.1.14 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, purchase agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter or broker, sales agent or placement agent of such offering or sale;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.17 if a Holder (and/or any of their affiliates) seek to effectuate an in-kind distribution of all or part of their Registrable Securities to the Holder’s respective direct or indirect equity holders, the Company will, subject to any applicable lock-ups or the insider trading policy of the Company, work with the foregoing Person(s) to facilitate such in-kind distribution in the manner reasonably requested and consistent with the Company’s obligations under the Securities Act. If any Holder determines to effect an in-kind distribution of its Registrable Securities to its limited partners (an “LP Distribution”), such Holder shall give at least ten but not more than 30 business days advance written notice to the Company (with a copy thereof contemporaneously to any other Investor) (an “LP Distribution Notice”). If a non-initiating Holder also elects to effect such an LP Distribution, it shall notify the Company and the Demanding Holder thereof within five business days after receipt of such LP Distribution Notice, and it shall be entitled to effect an LP Distribution at the same time as the initiating Investor that will result in such electing Investor distributing to its limited partners a pro rata percentage of its Company shares relative to the percentage of Company shares distributed to limited partners by the Demanding Holder. For the avoidance of doubt, this Section 3.1.17 shall not apply to an In-Kind Distribution of the Sponsor.

3.1.18 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders participating in such Registration, consistent with the terms of this Agreement, in connection with such Registration.

16

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the participating Holders in an offering shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs (pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Holder is including in the offering) and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. The Holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments of and supplements to such Registration Statement or Prospectus, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Article II and in connection with the Company’s obligation to comply with federal and applicable state securities Laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering, Block Trade or Other Coordinated Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any arrangements approved by the Company and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Registration Statement or Prospectus correcting the Misstatement (it being understood that the Company covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Registration Statement or Prospectus may be resumed.

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (i) require the Company to make an Adverse Disclosure, (ii) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or (iii) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company, and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company

17

to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Registration Statement or Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 Subject to Section 3.4.4, if (i) during the period starting with the date 60 days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date 120 days after the effective date of, a Company-initiated Registration, and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration, or (ii) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, then, in each case, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than two (2) times in any 12-months period, and any delay or suspension shall last for no more than 90 consecutive calendar days or more than 120 total calendar days in each case, during any 12-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect of such filings and file within the applicable grace period) all reports required to be filed by the Company after the Effective Date pursuant to Section 13(a) or 15(d) of the Exchange Act. Notwithstanding the foregoing, the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission and publicly available pursuant to the Electronic Data Gathering Analysis and Retrieval System. The Company further covenants that it shall, at all times while it shall be a reporting company under the Exchange Act, take such further action as any Holder may reasonably request, to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including making available at all time information necessary to enable such Holder to company with Rule 144. Upon the reasonable request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented expenses (including, reasonable and documented out-of-pocket attorneys’ fees and disbursements) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment of or supplement to such Registration Statement, Prospectus or preliminary Prospectus filed pursuant to this Agreement or any omission or alleged omission of a material fact required to be stated in such Registration Statement, Prospectus or preliminary Prospectus or necessary to make the statements in

18

such Registration Statement, Prospectus or preliminary Prospectus not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use in such Registration Statement, Prospectus or preliminary Prospectus. The Company shall also reimburse such Persons for any documented, out-of-pocket legal or other expenses reasonably incurred by any of them in connection with investigating such loss, claim, damage or liability, except insofar as the same are made in reliance on and in conformity with any information with respect to such Holder furnished in writing to the Company by such Holder expressly for use in such Registration Statement, Prospectus or preliminary Prospectus. The Company shall agree to customary indemnification of the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement filed pursuant to this Agreement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented expenses (including, reasonable and documented out-of-pocket attorneys’ fees and disbursements) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment of or supplement to such Registration Statement, Prospectus or preliminary Prospectus or any omission or alleged omission of a material fact required to be stated in such Registration Statement, Prospectus or preliminary Prospectus or necessary to make the statements in such Registration Statement, Prospectus or preliminary Prospectus not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use in such Registration Statement, Prospectus or preliminary Prospectus; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall agree to customary indemnification of the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any Person entitled to indemnification pursuant to this Agreement shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, not to be unreasonably withheld or delayed, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the

19

indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term of such settlement the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to in this Agreement, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3, any reasonable and documented out-of-pocket legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties to this Agreement agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (i) when delivered, if delivered in person; (ii) when sent, if sent by electronic mail or other electronic means (provided that no “bounce back” or similar message is received), (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service; or (iv) three Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, to the applicable party at the following addresses (or at such other address of a party as shall be specified by like notice). Any notice or communication under this Agreement must be addressed, if to the Company, to: Kodiak AI, Inc., 1049 Terra Bella Avenue, Mountain View, CA 94043 , Attention: Jordan Coleman, Chief Legal & Policy Officer, Email: [*****], with a copy (which shall not constitute notice) to Wilson Sonsini Goodrich & Rosati, P.C., 350 Page Mill Road, Palo Alto, CA 94304, Attention: Melissa Rick, Email: [*****]; and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties to this Agreement, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

20

5.2 Assignment; No Third-Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company under this Agreement may not be assigned or delegated by the Company in whole or in part.

5.2.2 This Agreement and the rights, duties and obligations of the Holders under this Agreement may not be assigned or delegated by the Holders in whole or in part; provided, however, that, subject to Section 5.2.5, a Holder may assign the rights and obligations of such Holder hereunder relating to particular Registrable Securities in connection with the transfer of such Registrable Securities to a Permitted Transferee of such Holder (it being understood that no such Transfer shall reduce any rights of the Holder with respect to Registrable Securities still held by such Holder). For the avoidance of doubt, (i) a Permitted Transferee receiving Registrable Securities from a Sponsor Holder shall become a Sponsor Holder and (ii) a Permitted Transferee receiving Registrable Securities from a Kodiak Holder shall become a Kodiak Holder.

5.2.3 This Agreement and the provisions of this Agreement shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any Persons that are not parties to this Agreement, other than as expressly set forth in this Agreement and Section 5.2.

5.2.5 No assignment by any party to this Agreement of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless such assignment is permitted under Section 5.2.2 and unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

5.4 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

5.5 Jurisdiction. Any Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated by this Agreement must be brought in the Court of Chancery of the State of Delaware and any State of Delaware appellate court from the Court of Chancery of the State of Delaware. Each of the parties irrevocably: (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Legal Proceeding; (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum; (iii) agrees that all claims in respect of the proceeding or

21

Legal Proceeding shall be heard and determined only in any such court; and (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any other court. Nothing in this Agreement shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding brought pursuant to this Section 5.5.

5.6 Waiver of Jury Trial. ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES. THEREFORE, EACH PARTY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.7 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the aggregate Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment to this Agreement or waiver of this Agreement that adversely affects a Holder, solely in its capacity as a holder of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party to this Agreement or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.8 Other Registration Rights. The Company represents and warrants that no Person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other Person. For so long as any Holder and its affiliates hold at least 5% of the outstanding shares of Common Stock of the Company, the Company will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable or senior to those granted to the Holders hereunder (such rights “Competing Registration Rights”) without the prior written consent of such greater than 5% Holders, not to be unreasonably withheld, delayed or conditioned. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions, and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.9 Term. This Agreement shall terminate with respect to any Holder upon the date that such Holder no longer holds any Registrable Securities or, if earlier, upon the seventh anniversary of the date of this Agreement. The provisions of Article IV shall survive any termination.

5.10 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company within three (3) Business Days the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

22

5.11 Additional Holders; Joinder. Subject to the prior written consent of at least a majority in interest of the aggregate Registrable Securities at the time in question, the Company may make any Person who becomes a Holder pursuant to Section 5.2 or otherwise acquires Common Stock or rights to acquire Common Stock after the Effective Date a party to this Agreement (each such Person, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached to this Agreement (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of the Company then owned, or underlying any rights or other securities of the Company then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided in this Agreement and such Joinder, and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.12 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable. The validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired nor shall the validity, legality or enforceability of such provision be affected in any other jurisdiction. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

5.13 Entire Agreement; Restatement. This Agreement and the documents or instruments referred to in this Agreement, including any exhibits and schedules attached, which exhibits and schedules are incorporated by reference, embody the entire agreement and understanding of the parties in respect of the subject matter contained in this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to in this Agreement or the documents or instruments referred to in this Agreement, which collectively supersede all prior agreements and the understandings among the parties with respect to the subject matter contained in this Agreement. Upon the Closing, the Original RRA shall no longer be of any force or effect.

5.14 In-Kind Distribution5.15 . If the Sponsor seeks to effectuate an in-kind distribution of all or part of its Registrable Securities to its direct or indirect equityholders (an “In-Kind Distribution”), the Company will use commercially reasonable efforts to work with the Sponsor to facilitate such In-Kind Distribution in the manner reasonably requested. Prior to any In-Kind Distribution, each distributee shall deliver to the Company a written acknowledgment and agreement in form and substance reasonably satisfactory to the Company that the distributee will be bound by, and will be a party to, this Agreement; provided, however, that a failure by a distributee to deliver such acknowledgment and agreement shall not render such distribution to such distributee void, but such distributee shall not be entitled to the benefits of this Agreement until such time as such acknowledgment and agreement is delivered. Upon any In-Kind Distribution, (i) in the event of a distribution of all of the Sponsor’s Registrable Securities, the distributees holding Registrable Securities equal to a majority-in-interest of the Registrable Securities then held by the Sponsor at the time of such distribution shall thereafter be entitled to exercise and enforce the rights specifically granted to the Sponsor hereunder and (ii) each distributee shall be considered a “Sponsor Holder” hereunder.

[Signature Pages Follow]

23

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

KODIAK AI, INC.

By:
Name: Donald Burnette Title: Chief Executive Officer

[Signature Page to Amended & Restated Registration Rights Agreement]

KODIAK HOLDERS:

[•]

By:
Name: [•]Title: [•]

[•]
By: [•]

By:
Name: [•]
Title: [•]

[•]
By: [•]

By:
Name: [•]
Title: [•]

[•]
By: [•]

By:
Name: [•]
Title: [•]

[Signature Page to Amended & Restated Registration Rights Agreement]

SPONSOR HOLDER:

ARES ACQUISITION HOLDINGS II LP, a Cayman Islands exempted limited partnership

Acting by its General Partner

Ares Acquisition Holdings II

By:
Name:
Title:

[Signature Page to Amended & Restated Registration Rights Agreement]

Exhibit A

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [____] (as the same may hereafter be amended, the “Registration Rights Agreement”), among Kodiak AI, Inc., a Delaware corporation (the “Company”), and the other Persons named as parties in the Registration Rights Agreement. Capitalized terms used but not otherwise defined in this Joinder shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance of this Joinder by the Company upon the execution of a counterpart of this Joinder, the undersigned agrees to become a party to, to be bound by and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement as [a Sponsor Holder][a Kodiak Holder], and the Common Stock of the Company owned, or underlying any rights or other securities of the Company owned, by the undersigned shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided in the Registration Rights Agreement; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the Common Stock of the Company owned, or underlying any rights or other securities of the Company owned, by the undersigned shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” means [     ].

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

STOCKHOLDER:

By:
Name:
Title (if applicable):

Address:

Agreed and Accepted as of____________, 20__

[•]

By:
Name:
Title:

Exhibit 10.1

Execution Version

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is dated as of April 14, 2025 (the “Effective Date”), by and among Ares Acquisition Corporation II, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), Ares Acquisition Holdings II LP (the “Purchaser Support Party”) and Kodiak Robotics Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Agreement shall have the meanings given to those same terms in the Business Combination Agreement.

WHEREAS, as of the Effective Date, the Purchaser Support Party is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of Purchaser Class B Ordinary Shares and Cayman Purchaser Warrants as are indicated opposite its name on Schedule I attached to this Agreement (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser, AAC II Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of the Purchaser (“Merger Sub”) and the Company have entered into the Business Combination Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of the Effective Date. Pursuant to the Business Combination Agreement, among other transactions, the Purchaser, Merger Sub and the Company intend to consummate a business combination; and

WHEREAS, as an inducement to the Purchaser and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties to this Agreement desire to agree to certain matters.

NOW, THEREFORE, the parties to this Agreement agree as follows:

ARTICLE I

SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. The Purchaser Support Party acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Purchaser Support Party shall be bound by, be subject to and comply with Section 7.06 (No Solicitation), Section 7.15 (Public Announcements) and Section 7.16 (Confidential Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if the Purchaser Support Party was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer.

(a) Unless otherwise deemed a Permitted Transfer, during the period commencing on the Effective Date and ending on the earliest of: (i) the Closing, (ii) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.01 (Termination) of the Business Combination Agreement (the earlier of (i) and (ii), “BCA Termination”); and (iii) the liquidation of the Purchaser, without the prior written consent of the Company, the Purchaser Support Party shall not: (A) sell, offer to sell, contract or agree to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities owned by the Purchaser Support Party; (B) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of any Subject

Securities owned by the Purchaser Support Party, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; (C) take any action in furtherance of any of the matters described in the foregoing clause (A) or (B); or (D) publicly announce any intention to effect any transaction specified in the foregoing clause (A) or (B) (each, a “Transfer”).

(b) “Permitted Transfer” means any Transfer of the Subject Securities: (i) to the Purchaser’s officers or directors, any Affiliate or family member of any of the Purchaser’s officers or directors, any members or partners of the Sponsor or their Affiliates and funds and accounts advised or managed by such members or partners, any Affiliates of the Sponsor, or any employees of such Affiliates; (ii) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s family or an Affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (vi) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; or (vii) to a nominee or custodian of a Person to whom a Transfer would be permitted under clauses (i) through (vi). Notwithstanding the foregoing, in the case of clauses (i) through (vi), a Transfer shall only be deemed a “Permitted Transfer” if (A) the transferor has provided prior written notice to the Company and Purchaser of such Transfer, and (B) such transferee enters into a written agreement with the Company and the Purchaser assuming all of the obligations under this Agreement with respect to such Subject Securities and subjecting itself to the restrictions set forth in this Agreement. Any Transfer that does not comply with the provisions of this Section 1.2 shall be null and void. No Transfer permitted under this Section 1.2 shall relieve the Purchaser Support Party of its obligations under this Agreement.

Section 1.3 New Shares. If: (a) any Purchaser Ordinary Shares, Cayman Purchaser Warrants or other equity securities of the Purchaser are issued to the Purchaser Support Party after the Effective Date pursuant to any share dividend, share split, recapitalization, reclassification, combination or exchange of or similar transaction with respect to, on or affecting the Purchaser Ordinary Shares or the Cayman Purchaser Warrants owned by the Purchaser Support Party or otherwise; (b) the Purchaser Support Party purchases or otherwise acquires beneficial ownership of any Purchaser Ordinary Shares, Cayman Purchaser Warrants or other equity securities of the Purchaser after the Effective Date; or (c) the Purchaser Support Party acquires the right to vote or share in the voting of any Purchaser Ordinary Shares or other equity securities of the Purchaser after the Effective Date (such Purchaser Ordinary Shares, Cayman Purchaser Warrants or other equity securities of the Purchaser, collectively, the “New Securities”), then such New Securities acquired or purchased by the Purchaser Support Party shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by the Purchaser Support Party as of the Effective Date.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Purchaser Support Party shall deliver to the Purchaser and the Company a duly executed copy of the A&R Registration Rights Agreement.

Section 1.5 Agreements.

(a) In all circumstances in which the vote, consent or other approval of the Purchaser Shareholders is sought, the Purchaser Support Party shall: (i) appear at each such meeting, in person or by proxy, or otherwise cause all of the Purchaser Support Party’s Subject Securities that are entitled to vote to be counted as present at such meeting for purposes of calculating a quorum; and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of the Purchaser Support Party’s Subject Securities that are entitled to vote:

(A) in favor of each Transaction Proposal;

2

(B) against any Alternative Transaction or any proposal relating to an Alternative Transaction (in each case, other than the Transaction Proposals);

(C) against any merger agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Purchaser;

(D) against any change in the business, management or board of directors of the Purchaser (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the Ancillary Documents); and

(E) against any proposal, action or agreement that would: (I) impede, interfere, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Transactions; (II) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Purchaser under the Business Combination Agreement; (III) result in any of the conditions set forth in Article VIII (Closing Conditions) of the Business Combination Agreement not being fulfilled; (IV) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Purchaser Support Party contained in this Agreement; or (V) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Purchaser.

The Purchaser Support Party shall not commit or agree to take any action inconsistent with the foregoing in its capacity as a Company Stockholder.

(b) Notwithstanding anything to the contrary in this Agreement, if at any time following the Effective Date and prior to the termination of the Business Combination Agreement, the board of directors of the Purchaser and the Special Committee effect a Modification in Recommendation, then the obligations of the Purchaser Support Party to vote or consent in accordance with Section 1.5(a), Section 1.5(c) and Section 1.9 shall automatically be deemed to be modified such that, from and after the occurrence of such Modification in Recommendation, the Purchaser Support Party shall vote or provide consent in respect of its Subject Securities in the same proportion to the votes cast or consent provided, as applicable, by the holders of the Purchaser Class A Ordinary Shares.

(c) Prior to the Closing, the Purchaser Support Party shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, the letter agreement, dated as of April 20, 2023, by and among the Purchaser, the Purchaser Support Party and certain of the Purchaser’s other current and former officers and directors (the “Insider Letter”). Without limiting the generality of the foregoing, such compliance shall include the obligations of the Purchaser Support Party pursuant to Section 1(ii) of the Insider Letter to not redeem any Purchaser Ordinary Shares owned by the Purchaser Support Party in connection with the Transactions.

Section 1.6 No Challenges. The Purchaser Support Party agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Purchaser, the Company or any of their respective successors or directors: (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement; or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination

3

Agreement or the Transactions. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit or restrict the ability of the Purchaser Support Party to enforce its rights under this Agreement or any other Ancillary Document to which it is a party or seek any other remedies with respect to any breach of this Agreement or such other Ancillary Document by any other party to this Agreement or such other Ancillary Document, including by commencing any action in connection with this Agreement or any other Ancillary Document.

Section 1.7 Further Assurances. The Purchaser Support Party shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

Section 1.8 No Inconsistent Agreement. The Purchaser Support Party represents and covenants that it has not, in such Person’s capacity as a shareholder of the Purchaser, entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Purchaser Support Party’s obligations under this Agreement.

Section 1.9 Insider Letter. Neither the Purchaser Support Party nor the Purchaser shall amend, terminate or otherwise modify the Insider Letter without the Company’s prior written consent other than to remove the lock-up obligations under Section 4 with effect from the Closing (and make other necessary adjustments as a result of the removal of such obligations); provided however, that any such termination shall not be effective with respect to any particular Insider (as defined in the Insider Letter) unless and until such Insider agrees in writing to be bound by the terms of the following sentence with respect such Insider. The Purchaser Support Party acknowledges that in connection with the Transactions, the Company will adopt the Purchaser Bylaws upon Domestication, and each of the Purchaser Support Parties agrees to be bound by the lock-up provisions applicable to it as set forth in Section 6.8 of such Purchaser Bylaws upon Domestication.

Section 1.10 Waiver of Anti-Dilution Provision. Subject to the consummation of the Transactions, the Purchaser Support Party waives (for itself and for its successors, heirs and assigns), to the fullest extent permitted by law and the amended and restated memorandum and articles of association of the Purchaser (as may be amended from time to time, the “Articles”), all anti-dilution rights that would otherwise result in Purchaser Class B Ordinary Shares held by the Purchaser Support Party converting into Purchaser Class A Ordinary Shares on a greater than one-for-one basis in connection with the Transactions. The waiver specified in this Section 1.10 shall be applicable only in connection with the Transactions and the transactions contemplated by this Agreement and any Purchaser Class A Ordinary Shares, shares of Domesticated Purchaser Common Stock or equity-linked securities issued in connection with the Transactions and the transactions contemplated by this Agreement. If the Business Combination Agreement shall be terminated for any reason, the foregoing waiver shall be void and of no force and effect.

Section 1.11 Purchaser Support Party Indemnity. For a period of six years after the Closing Date, the Company will indemnify, exonerate and hold harmless the Purchaser Support Party and such Person’s respective members, partners, managers and officers from and against all third-party actions, causes of action, suits, claims, liabilities, losses, damages and costs and out-of-pocket expenses in connection with such third-party actions, causes of actions, suits, claims, liabilities, losses, damages and costs (including reasonable attorneys’ fees and expenses) (“Indemnified Liabilities”) incurred by the Purchaser Support Party on or after the date of this Agreement, arising out of any third-party action, cause of action, suit, litigation, investigation, inquiry, arbitration or claim arising from or relating to this Agreement, the entry by the Purchaser Support Party into this Agreement, and the compliance with the Purchaser Support Party’s obligations in this Agreement, in any such case, that names the Purchaser Support

4

Party as a defendant (or co-defendant). The preceding sentence shall not apply to: (a) any Indemnified Liabilities to the extent arising out of any breach by the Purchaser Support Party or such Person’s members, managers and officers of this Agreement or any other agreement between the Purchaser Support Party or such Person’s members, managers and officers, on the one hand, and the Company or any of its subsidiaries, on the other hand; or (b) the willful misconduct, gross negligence or fraud of the Purchaser Support Party or such Person’s members, managers and officers.

Section 1.12 Sponsor Earn-Out Securities.

(a) Upon and subject to the Closing, the Purchaser Support Party’s Sponsor Earnout Securities will become subject to vesting and potential forfeiture in accordance with this Section 1.12. The Purchaser Support Party’s Sponsor Earnout Securities will vest only upon the occurrence of Triggering Event I.

(b) If the Sponsor Earnout Securities do not vest in accordance with this Section 1.12 during the Earnout Period, the obligations in Section 1.12(a) and Section 1.12(c) shall terminate and no longer apply. In such event, the applicable Sponsor Earnout Securities that would have vested (but did not vest during such period) pursuant to Section 1.12(a) or Section 1.12(d) shall be automatically forfeited and deemed transferred to the Purchaser and shall be cancelled by the Purchaser and cease to exist.

(c) If, during the Earnout Period, there is a Change of Control that will result in the holders of Domesticated Purchaser Common Stock receiving a per share price equal to or in excess of the Triggering Event I Threshold, then Triggering Event I shall be deemed to have occurred. In such event, all Sponsor Earnout Securities shall vest as of immediately prior to the consummation of such Change of Control, and the Purchaser Support Party shall be eligible to participate in such Change of Control with respect to the Sponsor Earnout Securities.

(d) The Purchaser Support Party shall be entitled to vote the Sponsor Earnout Securities and receive dividends and other distributions in respect of such Sponsor Earnout Securities prior to the vesting of such Sponsor Earnout Securities in accordance with the terms of this Agreement. Notwithstanding the foregoing, any such dividends and other distributions in respect of the Sponsor Earnout Securities that are subject to vesting pursuant to the terms of this Agreement shall be set aside by the Company and shall only be paid to the holder of such Sponsor Earnout Securities upon the vesting of such Sponsor Earnout Securities (including upon a Change of Control pursuant to Section 1.12(c)).

(e) Unless such Transfer constitutes a “Permitted Transfer” (as defined in Section 2 of the Sponsor Lock-Up Agreement), prior to the date that a Sponsor Earnout Security vests in accordance with this Section 1.12, without the prior written consent of the Company, the Purchaser Support Party shall not Transfer such Sponsor Earnout Security.

Section 1.13 Definitions. For purposes of this Article I:

(a) “Sponsor Retained Shares” means the shares of Domesticated Purchaser Common Stock held by the Purchaser Support Party following the Sponsor Share Conversion and the Domestication.

(b) “Sponsor Earnout Securities” means fifty percent (50%) of the Sponsor Retained Shares.

5

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Purchaser Support Party. The Purchaser Support Party represents and warrants as of the Effective Date to the Purchaser and the Company as follows:

(a) Organization; Due Authorization. The Purchaser Support Party is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which such Person is incorporated, formed, organized or constituted. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement are within the Purchaser Support Party’s corporate, limited liability company, partnership or similar organizational powers and have been duly authorized by all necessary corporate, limited liability company, partnership or similar organizational actions on the part of the Purchaser Support Party. This Agreement has been duly executed and delivered by the Purchaser Support Party. Assuming the due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Purchaser Support Party. Except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies, this Agreement is enforceable against the Purchaser Support Party in accordance with its terms. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Purchaser Support Party.

(b) Ownership. The Purchaser Support Party is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of the Subject Securities. There exist no Liens or any other limitation or restriction affecting any such Subject Securities, other than Liens pursuant to: (i) this Agreement; (ii) the Purchaser’s Organizational Documents; (iii) the Business Combination Agreement; (iv) the Insider Letter; (v) the Sponsor’s Organizational Documents; (vi) agreements between the Purchaser Support Party and the Purchaser Support Party’s members or Affiliates, as applicable; (vii) the Sponsor Lock-Up Agreement; or (viii) any applicable securities Laws. The Purchaser Support Party’s Subject Securities are the only equity securities of the Purchaser owned of record or beneficially by the Purchaser Support Party on the Effective Date. Except as provided under this Agreement and the Insider Letter, none of such Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities. Other than the Cayman Purchaser Warrants held by the Purchaser Support Party, the Purchaser Support Party does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Purchaser or any equity securities convertible into, or which can be exchanged for, equity securities of the Purchaser.

(c) No Conflicts. The execution and delivery of this Agreement by the Purchaser Support Party does not, and the performance by the Purchaser Support Party of its obligations under this Agreement will not (i) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Purchaser Support Party), (ii) contravene or conflict with or result in a violation of any provision of any Law or Order of any Governmental Authority binding upon or applicable to the Purchaser Support Party or any of its properties or assets, (iii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Purchaser Support Party is a party, or (iv) other than the restrictions contemplated by this Agreement, result in the creation of any Lien upon the Subject Securities, except in the case of each of clauses (i) through (iv), that would not prevent, enjoin or materially delay the performance by the Purchaser Support Party of its obligations under this Agreement.

6

(d) Litigation. There are no Legal Proceedings pending against the Purchaser Support Party, or, to the knowledge of the Purchaser Support Party, threatened against the Purchaser Support Party, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Authority, that in any manner challenge or seek to prevent, enjoin or materially delay the performance by the Purchaser Support Party of its obligations under this Agreement.

(e) Brokerage Fees. Except as set forth on Section 6.15 (Finders and Brokers) of the Purchaser Disclosure Letter, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Purchaser Support Party, for which the Purchaser or any of such Person’s Affiliates may become liable.

(f) Acknowledgement. The Purchaser Support Party understands and acknowledges that each of the Purchaser and the Company is entering into the Business Combination Agreement in reliance upon the Purchaser Support Party’s execution and delivery of this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of: (a) the Expiration Time; (b) the liquidation of the Purchaser; and (c) the written agreement of the Purchaser Support Party, the Purchaser and the Company. Upon such termination of this Agreement: (i) all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party to this Agreement to any Person with respect to this Agreement or the transactions contemplated by this Agreement; and (ii) no party to this Agreement shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter of this Agreement. Notwithstanding the foregoing, the termination of this Agreement shall not relieve any party to this Agreement from liability arising in respect of any breach of this Agreement prior to such termination. Notwithstanding the foregoing, if the Closing occurs: (a) each of Section 1.12 and Section 1.13 shall survive until the earlier of: (i) thirty days following the expiration of the Earnout Period; and (ii) such time as all Earnout Securities have vested in accordance with Section 1.13; and (b) Section 1.11 shall survive in accordance with its terms. This Article III shall survive the termination of this Agreement.

Section 3.2 No Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the parties to this Agreement. No claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation of this Agreement or its subject matter, or the transactions contemplated by this Agreement shall be asserted against any Non-Party Affiliate. Except to the extent liable in such Person’s capacity as a party to this Agreement, no Non-Party Affiliates shall have any liability arising out of or relating to this Agreement, the negotiation of this Agreement or its subject matter, or the transactions contemplated by this Agreement, including: (a) with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement; (b) in respect of any written or oral representations made or alleged to be made in connection with this Agreement; (c) as expressly provided in this Agreement; or (d) for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation of this Agreement or the transactions contemplated by this Agreement. “Non-Party Affiliate” means: (i) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of each of the Company, the Purchaser, the Sponsor or the Purchaser Support Party; and (ii) each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any of the Persons referred to in the immediately preceding clause (i) (other than the parties to this Agreement).

7

Section 3.3 Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (a) the Purchaser Support Party does not make any agreement or understanding in this Agreement in any capacity other than in its capacity as a record holder and beneficial owner of such Person’s respective Subject Securities; and (b) nothing in this Agreement will be construed to limit or affect any action or inaction expressly permitted under the Business Combination Agreement by the Purchaser Support Party or any representative of the Purchaser Support Party in its capacity as a member of the board of directors (or other similar governing body) of the Purchaser or as an officer, employee or fiduciary of the Purchaser or an Affiliate of the Purchaser.

Section 3.4 Assignment. This Agreement and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned (including by operation of law) without the prior written consent of the parties to this Agreement. Any assignment without such consent shall be null and void.

Section 3.5 Specific Performance. The parties to this Agreement acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. In addition to any other remedy to which such party is entitled at law or in equity, the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party waives the defense, that there is an adequate remedy at law. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such action.

Section 3.6 Jurisdiction. Any Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated by this Agreement must be brought in the Court of Chancery of the State of Delaware and any State of Delaware appellate court therefrom (or, but only to the extent the Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties irrevocably: (i) submits to the exclusive jurisdiction of each such court in any such Legal Proceeding; (ii) waives any objection such party may now or after this Agreement have to personal jurisdiction, venue or to convenience of forum; (iii) agrees that all claims in respect of the Legal Proceeding shall be heard and determined only in any such court; and (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any other court. Nothing in this Agreement shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding brought pursuant to this Section 3.6.

Section 3.7 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the Purchaser, the Company and the Purchaser Support Party.

Section 3.8 Miscellaneous. Sections 10.02 (Notices), 10.05 (Governing Law), 10.07 (Waiver of Jury Trial), 10.09 (Severability), 10.11 (Entire Agreement), 10.12 (Interpretation), 10.13 (Counterparts) and 10.15 (Waiver of Claims Against Trust) of the Business Combination Agreement are each incorporated into this Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

8

Section 3.9 Liability. The liability of any Purchaser Support Party under this Agreement is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Purchaser Support Party be liable for any other Purchaser Support Party’s breach of such other Purchaser Support Party’s obligations under this Agreement.

Section 3.10 Disclosure. The Purchaser Support Party authorizes the Purchaser and the Company to publish and disclose in any announcement or disclosure relating to the Transactions, including any such announcement or disclosure required or requested by the SEC (or as otherwise required or requested pursuant to any applicable Laws or any other Governmental Authorities), the Purchaser Support Party’s identity and ownership of the Subject Securities, the nature of the Purchaser Support Party’s obligations under this Agreement and a copy of this Agreement, if reasonably deemed appropriate by the Purchaser and the Company. The Purchaser Support Party will promptly provide any information reasonably requested in writing by the Purchaser or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including filings with the SEC).

[The remainder of this page is intentionally blank.]

9

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on such Person’s behalf as of the date first written above.

PURCHASER:

ARES ACQUISITION CORPORATION II

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on such Person’s behalf as of the date first written above.

COMPANY:

KODIAK ROBOTICS INC.

By:	/s/ Donald Burnette
Name:	Donald Burnette
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on such Person’s behalf as of the date first written above.

PURCHASER SUPPORT PARTY:

ARES ACQUISITION HOLDINGS II LP

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory

[Signature Page to Sponsor Support Agreement]

SCHEDULE I

Purchaser Support Party

Insider; Address	Founder Shares	Private Placement Warrants
Ares Acquisition Holdings II LP c/o Ares Management LLC 245 Park Avenue, 42nd Floor New York, New York 10167	[***]	[***]

Total:	[***]	[***]

[Exhibit A to Sponsor Support Agreement]

Exhibit 10.2

FORM OF COMPANY SUPPORT AGREEMENT

This COMPANY SUPPORT AGREEMENT (this “Agreement”) is entered into as of April 14, 2025, by and among Ares Acquisition Corporation II, a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), Kodiak Robotics, Inc., a Delaware corporation (“Company”) and the undersigned stockholder (the “Stockholder”) of the Company. Each of the Purchaser, the Company and the Stockholder are sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings given to them in the Business Combination Agreement (defined below).

RECITALS

WHEREAS, on April 14, 2025, the Purchaser, AAC II Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and the Company, entered into that certain Business Combination Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) pursuant to which, among other things (and subject to the terms and conditions set forth in the Business Combination Agreement), Merger Sub will merge with and into the Company, with the Company surviving (the “Merger”), resulting in the Company becoming a direct wholly-owned subsidiary of the Purchaser;

[WHEREAS, the Stockholder is executing and delivering this Agreement concurrently with the Business Combination Agreement;]1

WHEREAS, each share of Company Preferred Stock shall be converted into fully-paid, non-assessable shares of Company Common Stock;

WHEREAS, each share of Company Common Stock (including shares of Company Common Stock issued upon the conversion of Company Preferred Stock) other than Cancelled Shares and Dissenting Shares, without any action on the part of any of the parties, shall be converted into the right to receive the Domesticated Purchaser Common Stock on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, as of the date hereof, the Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated under such act, the “Exchange Act”)) of and is entitled to dispose of and vote the number of shares of Company Common Stock or Company Preferred Stock (together, with any other Equity Securities of the Company that the Stockholder acquires record or beneficial ownership after the date hereof, the “Subject Company Stock”) as set forth opposite the Stockholder’s name on Schedule A to this Agreement;

WHEREAS, in consideration for the benefits to be received by the Stockholder under the terms of the Business Combination Agreement and as a material inducement to the Purchaser agreeing to enter into, and consummate the Transactions, the Stockholder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

[1]	Note to Draft: To only be included in the Founder’s Company Support Agreement.

WHEREAS, the Parties acknowledge and agree that the Purchaser and Merger Sub would not have entered into the Business Combination Agreement or agreed to consummate the Transactions without the Stockholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, each intending to be legally bound, agree as follows:

AGREEMENT

1. Requisite Stockholder Approval and Related Matters.

(a) Subject to the earlier termination of this Agreement in accordance with its terms, as promptly as practicable following the date upon which the Proxy Statement/Registration Statement has been declared effective under the Securities Act and no later than two Business Days thereafter, the Stockholder, in its, his or her capacity as a stockholder of the Company, shall duly execute and deliver to the Company and the Purchaser the stockholder approval in the form attached to this Agreement as Exhibit A (with such modifications as may be mutually agreed by the Company and the Purchaser and of which the Stockholder has been notified, so long as such modifications are not materially adverse to the Stockholder). Pursuant to such stockholder approval, the Stockholder shall irrevocably and affirmatively consent to and approve the Business Combination Agreement, the Merger, and the Transactions in respect of the Subject Company Stock.

(b) In addition, from the date of this Agreement through the earlier termination of this Agreement in accordance with its terms (the “Voting Period”), at each meeting of the Company Stockholders or in any action by written consent of the Company Stockholders, the Stockholder agrees to: (i) be present at any such meeting for the purposes of establishing a quorum (in the case of any stockholder meeting); and (ii) vote (or cause to be voted) or consent (or cause to be consented) the Subject Company Stock: (A) in favor of the Transactions (and any actions required in furtherance of the Transactions); (B) in favor of the other matters set forth in the Business Combination Agreement; and (C) against: (I) any Alternative Transaction and any and all other proposals (x) that could reasonably be expected to delay or impair the ability of the Company to consummate the Transactions; (y) which are in competition with or materially inconsistent with the Business Combination Agreement or any other Ancillary Document; or (z) that would reasonably be expected to result in any breach of any representation, warranty, covenant, obligation or agreement contained in the Business Combination Agreement or any other Ancillary Document; and (II) any other action or proposal involving the Company that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions or would reasonably be expected to result in any of the conditions to the Purchaser’s obligations to consummate the Transactions set forth in Article VIII of the Business Combination Agreement to not be fulfilled.

(c) Without limiting any other rights or remedies of the Purchaser under this Agreement, the Business Combination Agreement or any Ancillary Document, the Stockholder irrevocably appoints the Purchaser or any individual designated by the Purchaser as the Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and re-substitution), for and in the name, place and stead of the Stockholder, to: (i) attend on behalf of the Stockholder any meeting of the Company Stockholders with respect to the matters described in Section 1(a) or Section 1(b); (ii) to include the Subject Company Stock in any computation for purposes of establishing a quorum at any such meeting of the Company Stockholders; and (iii) to vote (or cause to be voted) the Subject Company Stock or consent (or withhold consent) with respect to any of the matters described in Section 1(a) or Section 1(b), in connection with any meeting of the Company Stockholders or any action by written consent by the Company Stockholders (including the Requisite Stockholder Approval). The proxy granted in this Section 1(c) shall expire upon the termination of this Agreement.

2

(d) The proxy granted by the Stockholder pursuant to Section 1(c) is irrevocable and coupled with an interest sufficient in law to support an irrevocable proxy. The proxy granted pursuant to Section 1(c) is granted in consideration of the Purchaser entering into the Business Combination Agreement and agreeing to consummate the Transactions. The proxy granted by the Stockholder pursuant to Section 1(c) is a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by the Stockholder and shall revoke any and all prior proxies granted by the Stockholder with respect to the Subject Company Stock. The vote or consent of the proxyholder in accordance with Section 1(c) with respect to the matters described in Section 1(a) or Section 1(b) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Company Stock and a vote or consent by the Stockholder of the Subject Company Stock (or any other Person with or purporting to have the power to vote or provide consent with respect to the Subject Company Stock) with respect to the matters described in Section 1(a) or Section 1(b). The proxyholder may not exercise the proxy granted pursuant to Section 1(c) on any matter except for those matters described in Section 1(a) or Section 1(b).

(e) The Stockholder shall not hereafter, unless and until this Agreement terminates or expires pursuant to its terms, purport to designate any other proxy or power of attorney with respect to the Subject Company Stock or enter into any other agreement, arrangement, or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of the Subject Company Stock, in each case, with respect to any of the matters set forth in this Agreement. The Stockholder revokes (and agrees to cause to be revoked) any proxies that the Stockholder has granted prior to the execution and delivery of this Agreement.

(f) [The Stockholder consents, in accordance with Section 1.9 of the bylaws of the Company, to the conversion of its, his or her Company Preferred Stock to Company Common Stock as of immediately prior to the Effective Time, conditional upon the occurrence of the Effective Time, in accordance with Article V, Section 4(b)(iv) of the Company’s certificate of incorporation and waives any notice requirement to which the Stockholder might otherwise be entitled in respect of such consent.]2 For the avoidance of doubt, this Agreement shall be deemed a consent of the Stockholder for purposes of the Company’s Organizational Documents. However, such consent is not an approval of the Transactions as such approval shall be granted by the Stockholder at such time as described in Section 1(a).

2. Other Covenants and Agreements.

(a) The Stockholder agrees that, notwithstanding anything to the contrary in any such agreement and to the extent such Stockholder is a party to any such agreement, effective as of the Closing: (i) the Stockholder Agreements shall be automatically terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Closing; and (ii) upon such termination, neither the Company nor any of its Affiliates (including from and after the Effective Time, the Purchaser and its Affiliates) shall have any further obligations or liabilities under each such agreement. The Stockholder, by this Agreement, including with respect to the Subject Company Stock also agrees to: (x) terminate, subject to and effective immediately prior to the Effective Time, if applicable to such Stockholder, any rights under any letter agreement providing for management rights, information rights, board observers, redemption rights, put rights, purchaser rights or other similar rights not generally available to stockholders of the Company; and (y) waive any notice rights or other similar rights such Stockholder has or had with respect to the Merger, the Second Lien Loan, the Company SAFEs or any Company Warrant. For the avoidance of doubt, any agreements between the Company and the Stockholder that relate solely to commercial or employment arrangements are excluded from the preceding sentence. “Stockholder Agreements” means each of: (A) the Amended and Restated Investors’ Rights Agreement,

[2]	Note to Draft: To be included if the Stockholder holds Company Preferred Stock.

3

dated September 28, 2021 (the “Investors Rights Agreement”), by and between the Company, the Investors (as defined in the Investors Rights Agreement) party to such Agreement, and the Founders (as defined in the Investor Rights Agreement) party to such agreement; (B) the Amended and Restated Voting Agreement, dated May 10, 2023 (the “Voting Agreement”), by and between the Company, the Investors (as defined in the Voting Agreement) party to such agreement, and the Common Holders (as defined in the Voting Agreement) party to such agreement; and (C) the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated September 28, 2021 (the “ROFR and Co-Sale Agreement”), by and between the Company, the Investors (as defined in the ROFR and Co-Sale Agreement) party to the ROFR and Co-Sale Agreement, and the Common Holders (as defined in the ROFR and Co-Sale Agreement) party to the ROFR and Co-Sale Agreement.

(b) Without limiting the generality of Section 2(a) or Section 2(e), the Stockholder agrees to promptly execute and deliver all additional agreements, documents and instruments and take, or cause to be taken, all actions necessary or reasonably advisable in order to achieve the purpose of Section 2(a). Without limiting the generality of Section 2(a) or Section 2(e), the Stockholder agrees to use reasonable best efforts to promptly execute and deliver all additional mutually agreed upon agreements, documents and instruments (such agreement not to be unreasonably withheld, conditioned or delayed) and take, or cause to be taken, all actions necessary or reasonably advisable in order to achieve the purpose of the preceding sentence. Notwithstanding the foregoing, in connection with the matters discussed in this Section 2(b), the Stockholder shall not be required to incur any out-of-pocket cost or expense (other than administrative costs and expenses) or to compensate any third-party.

(c) The Stockholder shall be bound by and subject to: (i) Section 7.06 (No Solicitation), Section 7.15 (Public Announcements) and Section 7.16 (Confidential Information) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement; and (ii) Section 10.15 (Waiver of Claims Against Trust) of the Business Combination Agreement to the same extent as such provisions apply to the Company, in each case, mutatis mutandis, as if the Stockholder is directly party to the Business Combination Agreement. Notwithstanding anything in this Agreement to the contrary: (x) the Stockholder shall not be responsible for the actions of the Company or the board of directors of the Company (or any committee thereof) or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”) or any other owner of equity securities of the Company (or Affiliate of such owner), including with respect to any of the matters contemplated by this Section 2(c); (y) the Stockholder is not making any representations or warranties with respect to the actions of any of the Company Related Parties or any other owner of equity securities of the Company (or Affiliate of such owner); and (z) any breach by the Company of or any other owner of equity securities of the Company (or Affiliate of such owner) of its respective obligations under the Business Combination Agreement shall not be considered a breach of this Section 2(c) (it being understood for the avoidance of doubt that the Stockholder shall remain responsible for any breach by it of this Section 2(c)).

(d) The Stockholder acknowledges and agrees that the Purchaser and Merger Sub are entering into the Business Combination Agreement in reliance upon the Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement the Purchaser and Merger Sub would not have entered into, or agreed to consummate the transactions contemplated by, the Business Combination Agreement.

4

(e) Upon, and subject to, the consummation of the transactions contemplated by the Business Combination Agreement, each of the Purchaser and the Stockholder shall deliver duly executed counterparts to the A&R Registration Rights Agreement in the form attached to this Agreement as Exhibit B to be effective as of the Closing.

(f) The Stockholder acknowledges that in connection with the Transactions, the Purchaser will adopt the bylaws attached to this Agreement as Exhibit C (as may be amended or modified hereafter, the “Purchaser Bylaws upon Domestication”) and Stockholder agrees to be bound by all terms set forth in the Purchaser Bylaws upon Domestication applicable to the Domesticated Purchaser Common Stock received by it in the Merger, including the lockup provisions set forth in Section 6.8 of the Purchaser Bylaws upon Domestication. Prior to the expiration of the Lockup (as defined in the Purchaser Bylaws upon Domestication), to the extent applicable to the Stockholder, the Stockholder may not assign or delegate its rights, duties or obligations under this Section 2(f), in whole or in part, without the prior written consent of the board of directors of the Purchaser. For the avoidance of doubt, any securities issued in connection with the PIPE Investment are not subject to this Section 2(f).

(g) The Stockholder agrees (i) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable Law, including pursuant to the DGCL, at any time with respect to the Business Combination Agreement, the other Ancillary Documents or the Transactions, including the Merger; and (ii) not to commence, join in, facilitate, assist, encourage or participate in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, SPAC, Merger Sub or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Business Combination Agreement or the consummation of the Transactions, including any claim: (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement; or (B) alleging a breach of any fiduciary duty of the Company’s board of directors in connection with this Agreement, the Business Combination Agreement or the Transactions, including the Merger.

(h) During the Voting Period, in the event of any equity dividend or distribution, or any change in the Equity Interests of the Company by reason of any equity dividend or distribution, equity split, recapitalization, combination, conversion, exchange of equity interests or the like, the term “Subject Company Stock” shall be deemed to refer to and include the Subject Company Stock as well as all such equity dividends and distributions and any securities into which or for which any or all of the Subject Company Stock may be changed or exchanged or which are received in the transactions described in the foregoing. The Stockholder agrees, while this Agreement is in effect, to notify the Purchaser promptly in writing of the number of any additional Subject Company Stock acquired by the Stockholder, if any, after the date hereof, all of which shall, upon acquisition, become subject to this Agreement as Subject Company Stock.

3. Stockholder Representations and Warranties. The Stockholder represents and warrants to the Purchaser, Merger Sub and the Company as follows:

(a) The Stockholder is the record and beneficial owner of the Subject Company Stock and has valid and good title to the Subject Company Stock, free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company’s Organizational Documents and Contracts that have been provided to the Purchaser that set forth the Company Stockholders’ obligations to the Company). Except for the Equity Securities of the Company set forth on Schedule A attached to this Agreement, together with any other Equity Securities of the Company that the Stockholder acquires record or beneficial ownership of after the date hereof that is either permitted pursuant to, or acquired in accordance with, Section 7.02 and Section 7.19 of the Business Combination Agreement, the Stockholder does not own, beneficially or of record, any Equity Securities of the Company. The Stockholder does not own any right to acquire any Equity Securities of the Company. The Stockholder has the right to vote (and provide consent in respect of, as applicable) the Subject Company Stock and, except for: (i) this Agreement; (ii) the Business Combination Agreement; and (iii) the Stockholder Agreements, the Stockholder is not party to or

5

bound by (A) any option, warrant, purchase right or other Contract that would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require the Stockholder to transfer any of the Subject Company Stock; or (B) any voting trust, proxy or other Contract with respect to the voting or transfer of any of the Subject Company Stock, in each case, that could reasonably be expected to (x) impair the ability of such Stockholder to perform its obligations under this Agreement or (y) prevent, impede or delay the consummation of any of the transactions contemplated by this Agreement.

(b) If the Stockholder is an entity, the Stockholder is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). If the Stockholder is an individual, the Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations under this Agreement. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization and execution by each other Party, constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Stockholder.

(c) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Stockholder with respect to the Stockholder’s execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated by this Agreement, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect, or which have already been obtained in advance of the Stockholder’s entry into this Agreement.

(d) None of the execution or delivery of this Agreement by the Stockholder, the performance by the Stockholder of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated by this Agreement will, directly or indirectly (with or without due notice or lapse of time or both): (i) result in any breach of any provision of the Stockholder’s organizational and governing documents, if applicable; (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Stockholder is a party; (iii) violate, or constitute a breach under, any material Orders of any Government Authority or applicable Law to which the Stockholder or any of its properties or assets are bound; or (iv) other than the restrictions contemplated by this Agreement, result in the creation of any Lien upon the Subject Company Stock, except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(e) There is no Legal Proceeding pending or, to the Stockholder’s knowledge, threatened against the Stockholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements, or obligations under this Agreement in any material respect.

6

(f) The Stockholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that: (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Purchaser; and (ii) it has been furnished with or given access to such documents and information about the Purchaser and its respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the other Ancillary Documents to which it is or will be a party and the transactions contemplated by this Agreement or the other Transactions.

(g) In entering into this Agreement and the other Ancillary Documents to which it is or will be a party, the Stockholder has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Purchaser, Merger Sub or the Company (including, for the avoidance of doubt, none of the representations or warranties of the Purchaser, Merger Sub or the Company set forth in the Business Combination Agreement or any other Ancillary Document), any of their respective Affiliates or any other Person, either express or implied. The Stockholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in the Ancillary Documents to which it is or will be a party, none of the Purchaser, Merger Sub, the Company, any of their respective Affiliates or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents to which it is or will be a party or the transactions contemplated by this Agreement or the other Transactions.

4. Transfer of Subject Company Stock. Except as expressly contemplated by the Business Combination Agreement or with the prior written consent of the Purchaser (such consent to be given or withheld in the Purchaser’s sole discretion), from and after the date hereof, the Stockholder agrees not to: (a) Transfer any of the Subject Company Stock; (b) enter into: (i) any option, warrant, purchase right or other Contract that would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require the Stockholder to Transfer the Subject Company Stock prior to the Closing or termination of the Business Combination Agreement; or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Subject Company Stock; or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b). For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise). Notwithstanding the foregoing, the Stockholder may transfer its Subject Company Stock: (A) to the Stockholder’s officers or directors, any members or partners of the Stockholder, any Affiliates of the Stockholder, or any employees of such Affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; or (E) by virtue of the Stockholder’s organizational documents upon liquidation or dissolution of the Stockholder, in the case of each of clauses (A) through (E), subject to: (x) prior written notice to the Purchaser; and (y) any such transferee signing a joinder to this Agreement, in form and substance satisfactory to the Purchaser in its sole discretion, agreeing to be bound by all provisions hereof to the same extent as the Stockholder. Any Transfer that does not comply with the provisions of clauses (x) and (y) of the preceding sentence shall be null and void, ab initio.

5. Termination. This Agreement (including the proxy granted pursuant to Section 1(c)) shall automatically terminate, without any notice or other action by any Party, and thereafter become null and void upon the earliest of: (a) the Effective Time; (b) the valid termination of the Business Combination Agreement in accordance with its terms; (c) the amendment or modification of the Business Combination

7

Agreement without the Stockholder’s written consent: (i) to decrease the consideration payable under the Business Combination Agreement or impose any additional material burdens, material limitations, material obligations or material restrictions on the Stockholder; or (ii) extend the timing of payment of any consideration after Closing; and (d) the effective date of a written agreement of the Parties mutually terminating this Agreement. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to Section 5(b) shall not affect any liability on the part of any Party for a willful breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination or Fraud (as defined below) committed by such Party. For purposes of this Agreement, “Fraud” means with respect a Party: (a) an intentional misrepresentation by such Party with respect to the making of the representations and warranties of such Party as expressly set forth in this Agreement with the intent by such Party that the other Parties rely on such misrepresentation to such other party’s material detriment; and (b) such other Party reasonably relies on, and suffers losses as a result of, such misrepresentation.

6. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (a) the Stockholder makes no agreement or understanding in this Agreement in any capacity other than in such Stockholder’s capacity as a record holder and beneficial owner of the Subject Company Stock, and, to the extent applicable, not in such Stockholder’s capacity as a director, officer or employee of the Company or any of the Company’s Subsidiaries; and (b) nothing in this Agreement will be construed to limit or affect any action or inaction by such Stockholder or any representative of such Stockholder serving in its, his or her capacity as a member of the board of directors of the Company or as an officer, employee or fiduciary of the Company.

7. No Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth with respect to such Party. Except to the extent a named Party (and then only to the extent of the specific obligations undertaken by such named Party): (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, agent, attorney, advisor, Representative or Affiliate (nor any investment fund or vehicle managed by an Affiliate or portfolio company of such investment fund and vehicle) of any named Party; and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, agent, attorney, advisor, Representative or Affiliate (nor any investment fund or vehicle managed by an Affiliate or portfolio company of such investment fund and vehicle) of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, the Purchaser or Merger Sub under this Agreement or for any claim based on, arising out of, or related to this Agreement or the Transactions.

8. Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (i) when delivered, if delivered in person; (ii) when sent, if sent by electronic mail or other electronic means (provided that no “bounce back” or similar message is received); (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service; or (iv) three Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, to the applicable Party at the following addresses (or at such other address of a Party as shall be specified by like notice):

If to the Purchaser:

Ares Acquisition Corporation II

245 Park Avenue, 44th Floor

New York, New York 10167

8

Attn: Allyson Satin; Anton Feingold; Eric Waxman

and

Ares Acquisition Corporation II

2000 Avenue of the Stars

Suite 1200

Los Angeles, CA 90067

Attn: Allyson Satin; Anton Feingold; Eric Waxman

Email: [***]

    [***]

    [***]

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, California 90067

Attn: Monica J. Shilling, P.C.; F. Walton Dumas

Email: [***]

    [***]

If to the Company:

Kodiak Robotics, Inc.

1045 Terra Bella Ave

Mountain View, CA 94043

Attn: Chief Legal Officer

Email: [***]

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosai

650 Page Mill Road

Palo Alto, CA 94304-1050

Attn: Melissa Rick; Austin March

Email: [***]

    [***]

If to the Stockholder, to the address set forth on the signature page to this Agreement or to such other address or addresses as the Parties may from time to time designate in writing.

9. Entire Agreement(b) . This Agreement, the Business Combination Agreement and documents referred to in this Agreement and the Business Combination Agreement constitute the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

10. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by each of the Parties. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right under this Agreement. This Agreement and the rights, interests or obligations under this Agreement shall be assignable by the Stockholder solely to the extent permitted by Section 4 hereof.

9

11. Fees and Expenses. Except as otherwise expressly set forth in the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

12. No Recourse. Except as otherwise expressly provided in this Agreement, any and all remedies provided in this Agreement will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

13. No Third-Party Beneficiaries(b) . This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties acting as partners or participants in a joint venture.

14. Miscellaneous. Sections 10.1 (No Survival), 10.05 (Governing Law), 10.06 (Jurisdiction), 10.07 (Waiver of Jury Trial), 10.09 (Severability), 10.12 (Interpretation), and 10.13 (Counterparts) of the Business Combination Agreement are incorporated into this Agreement by reference and shall apply to this Agreement, mutatis mutandis.

[Signature pages follow]

10

IN WITNESS WHEREOF, the Parties have executed and delivered this Company Support Agreement as of the date first above written.

ARES ACQUISITION CORPORATION II

By:

Name:
Title:

KODIAK ROBOTICS, INC.

By:

Name:
Title:

[Signature Page to Company Support Agreement]

[STOCKHOLDER]

By:
Name:
Title:
Email Address:
Physical Address:

[Signature Page to Company Support Agreement]

Schedule A

Stockholder Name	Physical Address for Notice	Email Address for Notice	Class/Series of Company Stock	Number of Shares
[•]			[•]	[•]

Exhibit A

Requisite Stockholder Approval

Exhibit B

A&R Registration Rights Agreement

Exhibit C

Purchaser Bylaws upon Domestication

Exhibit 10.3

FORM OF SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page to this Subscription Agreement, by and between Ares Acquisition Corporation II, a Cayman Islands exempted company (“SPAC”) and the undersigned subscriber (the “Investor”). The Subscription Agreement is entered into in connection with the Business Combination Agreement, dated the date of this Subscription Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among SPAC, Kodiak Robotics, Inc., a Delaware corporation (“Kodiak”), and the other parties thereto. As set forth in the Business Combination Agreement, SPAC shall transfer by way of continuation and domesticate as a Delaware corporation prior to the closing of the Transaction. The transactions contemplated by the Business Combination Agreement are referred to in this Subscription Agreement as the “Transaction.” In connection with the Transaction and following the Domestication, but prior to the closing of the Transaction, SPAC is seeking commitments from interested investors to purchase shares of SPAC’s common stock, par value $0.0001 per share (the “Shares”), in a private placement for a base purchase price per share equal to the Redemption Price (as defined in the Business Combination Agreement) (the “Base Per Share Price”). The final purchase price per share shall equal the Base Purchase Price as adjusted in accordance with Annex A to this Subscription Agreement (as adjusted, the “Per Share Purchase Price”). SPAC may enter into one or more subscription agreements (the “Other Subscription Agreements” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors,” and together with the Investor, the “Investors”). The Other Subscription Agreements will be on substantially the same terms as the terms of this Subscription Agreement. As of the date of this Subscription Agreement, pursuant to this Subscription Agreement and the Other Subscription Agreements, the Investors have agreed to purchase Shares for an aggregate consideration of $[   ] (subject to any adjustment in accordance with Section 13 of this Subscription Agreement and inclusive of the Shares subscribed for by the Investor) on the closing date of the Transaction. The price per Share paid by the Investors pursuant to the Other Subscription Agreements will equal the applicable Per Share Purchase Price.

As more fully described in the Business Combination Agreement, prior to the closing of the Transaction, SPAC will transfer by way of continuation to and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Companies Act (the “Domestication”). The Shares to be purchased by the Investor shall be Shares of the SPAC following the Domestication. As set forth on the signature page to this Subscription Agreement, the aggregate purchase price to be paid by the Investor for the subscribed Shares is referred to in this Subscription Agreement as the “Subscription Amount.”

In consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth in this Subscription Agreement, and intending to be legally bound under this Subscription Agreement, each of the Investor and SPAC acknowledges and agrees as follows:

1. Subscription. Subject to Section 13, the Investor irrevocably subscribes for and agrees to purchase from SPAC the number of Shares equal to the Subscription Amount divided by the Per Share Purchase Price, rounded down to the nearest whole number of Shares (the “Subscribed Shares”) and SPAC irrevocably agrees to issue and sell to the Investor such number of Subscribed Shares, in each case, on the terms and subject to the conditions provided for in this Subscription Agreement. Notwithstanding anything to the contrary set forth in this Subscription Agreement, if, as of the Closing, the number of Shares determined in accordance with the prior sentence would result in the Investor having a pro forma ownership of SPAC or the public company following the consummation of the Transaction of equal to or greater than [•]%, the Investor’s Subscription Amount, then the aggregate number of Subscribed Shares shall be reduced to the amount that would result in the Investor having a pro forma ownership of SPAC or the public company following the consummation of the Transaction equal to [•]%. Investor acknowledges and agrees that, as a result of the Domestication, the Shares that will be purchased by the Investor and issued by SPAC pursuant to this Subscription Agreement shall be shares of common stock in a Delaware corporation (and not, for the avoidance of doubt, ordinary shares in a Cayman Islands exempted company).

2. Closing. The closing of the sale of the Shares contemplated under this Subscription Agreement (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Transaction. Upon (a) satisfaction or waiver of the conditions set forth in this Section 2 and in Section 3 below and (b) delivery of written notice from (or on behalf of) SPAC to the Investor (the “Closing Notice”), that SPAC reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five business days from the date on which the Closing Notice is delivered to the Investor. At least three business days prior to the closing date specified in the Closing Notice (the “Closing Date”), the Investor shall deliver to SPAC: (i) the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by SPAC in the Closing Notice to be held in escrow until the Closing; and (ii) any other information that is reasonably requested in the Closing Notice in order for SPAC to issue the Investor’s Shares. Without limiting the generality of the foregoing, such information shall include the legal name of the person in whose name such Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. On the Closing Date, SPAC shall issue the number of Shares to the Investor set forth on the signature page to this Subscription Agreement. Subsequently, SPAC shall cause such Shares to be registered in book entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of the Investor on SPAC’s share register. SPAC shall use commercially reasonable efforts to provide a copy of the records of SPAC’s transfer agent showing the Investor (or such nominee or custodian) as the owner of the Shares on and as of the Closing Date. Notwithstanding the foregoing, that SPAC’s obligation to issue the Shares to the Investor is contingent upon SPAC having received the Subscription Amount in full accordance with this Section 2. If the Closing does not occur within three (3) business days following the Closing Date specified in the Closing Notice, SPAC shall promptly (but not later than one (1) business day thereafter) return the Subscription Amount in full to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by the Investor. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

3. Closing Conditions.

a. The parties’ obligation to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(i) No suspension of the offering or sale of the Shares shall have been initiated or, to SPAC’s knowledge, threatened by the U.S. Securities and Exchange Commission (the “SEC”);

(ii) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect making the consummation of the transactions contemplated under this Subscription Agreement illegal or otherwise restraining or prohibiting consummation of the transactions contemplated under this Subscription Agreement and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition; and

2

(iii) as determined by the parties to the Business Combination Agreement and other than those conditions under the Business Combination Agreement which, by their nature, are to be fulfilled at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement, all conditions precedent to the closing of the Transaction contained in the Business Combination Agreement shall have been satisfied or waived and the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing Date.

b. SPAC’s obligation to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the conditions that: (i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date; (ii) consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date or such earlier date, as applicable; and (iii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

c. The Investor’s obligation to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the conditions that:

(i) all representations and warranties of SPAC contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) at and as of the Closing Date;

(ii) consummation of the Closing shall constitute a reaffirmation by SPAC of each of the representations and warranties of SPAC contained in this Subscription Agreement as of the Closing Date;

(iii) all obligations, conditions, covenants and agreements of SPAC required by this Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed, satisfied or complied with in all material respects;

(iv) no suspension of the qualification of the Shares for offering or trading in any jurisdiction, or initiation or written threats of any proceedings for any of such purposes, shall have occurred and be continuing, except, in each case, where any such suspension or proceeding would not prevent SPAC from consummating the transactions contemplated hereby, including the issuance and sale of the Shares;

(v) no amendment, modification or waiver of the Business Combination Agreement from and after the date hereof shall have occurred that reasonably would be expected to materially and adversely affect the economic benefits that the Investor reasonably would expect to receive under this Subscription Agreement without having received the Investor’s prior written consent;

(vi) SPAC shall have filed with applicable national stock exchange (as defined in Section 6 of the Exchange Act) (the “Stock Exchange”) an application or supplemental listing application for the listing of the Shares and the Shares shall have been approved for listing, subject to official notice of issuance; and

3

(vii) there shall have been no amendment, waiver or modification to the Other Subscription Agreements that gives rise to material economic benefits to the Other Investors unless the Investor has been offered the same benefits.

4. Further Assurances. At or prior to the Closing Date, the parties shall execute and deliver, or cause to be executed and delivered, such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5. SPAC Representations and Warranties. SPAC represents and warrants to the Investor that as of the date of this Subscription Agreement and as of the Closing Date:

a. SPAC is an exempted company, duly organized, validly existing and in good standing under the laws of the Cayman Islands. SPAC has all (corporate or otherwise) power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, the Other Subscription Agreements and the Business Combination Agreement (collectively, the “Transaction Documents”). As of the Closing Date, following the Domestication, SPAC will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.

b. As of the Closing Date, the Shares: (i) will be duly authorized and, when issued and delivered to the Investor against full payment for the Shares in accordance with the terms of this Subscription Agreement; (ii) will be validly issued, fully paid and non-assessable; and (iii) will not have been issued in violation of or subject to any preemptive or similar rights created under SPAC’s certificate of incorporation (as adopted on the Closing Date) or under the General Corporation Law of the State of Delaware.

c. The Transaction Documents have been duly authorized, executed and delivered by SPAC. Assuming that (i) this Subscription Agreement constitutes the valid and binding agreement of the Investor and (ii) each other Transaction Document constitutes the valid and binding agreement of each other party thereto, this Subscription Agreement and the other Transaction Documents constitute the valid and binding agreement of SPAC and are enforceable against SPAC in accordance with their terms, except, in each case, as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d. The execution, delivery and performance of the Transaction Documents and the issuance and sale of the Shares and the compliance by SPAC with all provisions of the Transaction Documents and the consummation of the transactions contemplated in the Transaction Documents will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC or any of its subsidiaries pursuant to the terms of: (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC or any of its subsidiaries is a party or by which SPAC or any of its subsidiaries is bound or to which any of the property or assets of SPAC is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of SPAC and its subsidiaries, taken as a whole or on the validity of the Shares or the ability or legal authority of SPAC to timely comply in all material respects with the terms of the Transaction Documents, including the issuance of the Shares (a “Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of SPAC; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SPAC or any of its properties that would reasonably be expected to have a Material Adverse Effect.

4

e. Except as would not have a Material Adverse Effect, SPAC has timely made all filings, forms, reports, statements, schedules, prospectuses, registration statements and other documents required to be filed by SPAC with the SEC since its initial registration of its Common Stock with the SEC (the “SEC Reports”). As of their respective dates, all SEC Reports required to be filed by SPAC with the SEC complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder. When filed, none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of SPAC included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect to such financial statements as in effect at the time of filing and fairly present in all material respects the financial condition of SPAC as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by SPAC from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

f. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Shares by SPAC to the Investor. The Shares: (i) were not offered by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act; and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

g. As of the date of this Subscription Agreement, the issued and outstanding Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange (the “NYSE”) under the symbol “AACT.” The parties acknowledge and agree that the trading symbol will be changed in connection with the Transaction. Except as disclosed in SPAC’s filings with the SEC, as of the date of this Subscription Agreement, there is no suit, action, proceeding or investigation pending or, to the knowledge of SPAC, threatened against SPAC by NYSE or the SEC to prohibit or terminate the listing of SPAC’s Shares or, when issued, the Delaware common shares on NYSE or to deregister the Shares under the Exchange Act or, when registered and issued in connection with the Domestication, the Delaware common shares under the Exchange Act. SPAC has taken no action that is designed to, or would reasonably be expected to result in, termination of the registration of the Shares under the Exchange Act, other than in connection with the Domestication and subsequent registration under the Exchange Act of the Delaware common shares. Upon consummation of the Transaction, the issued and outstanding shares of Common Stock, including the Shares to be issued pursuant to this Subscription Agreement, will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on a national stock exchange.

h. As of the date of this Subscription Agreement, SPAC has not entered into any side letter or similar agreement with any Other Investor or any other investor in connection with such Other Investor’s or other investor’s direct or indirect investment in SPAC other than the Other Subscription Agreement and the Business Combination Agreement. No side letter or similar agreement or Other Subscription Agreement with any Other Investor or investor making a commitment equal to or less than that made by the Investor, contains economic terms more favorable to such Other Investor or investor than those set forth in this Subscription Agreement. The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement.

5

i. SPAC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by SPAC of the Business Combination Agreement or this Subscription Agreement (including, without limitation, the issuance of the Shares pursuant to this Subscription Agreement), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required by the NYSE, or such other applicable stock exchange on which SPAC’s common stock is then listed, and (iv) the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. SPAC is in compliance with all applicable laws and rules of the NYSE except as would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

j. As of the date of this Subscription Agreement, the authorized capital stock of SPAC consists of: (i) 99,990,000 preference shares, par value $0.0001 per share (“Preference Shares”); (ii) 9,000,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”); and (iii) 900,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”). As of the date of this Subscription Agreement: (A) no shares of Preferred Stock are issued and outstanding, (B) 50,000,000 Class A Ordinary Shares are issued and outstanding; (C) 12,500,000 Class B ordinary shares are issued and outstanding; and (D) 14,300,000 private placement warrants are issued and outstanding and 25,000,000 public warrants are issued and outstanding (collectively, the “Warrants”). Each Warrant is exercisable for one share of Common Stock at an exercise price of $11.50 per share. No Warrants are exercisable on or prior to the Closing. All (i) issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to preemptive rights and (ii) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. None of the Class A Ordinary Shares, Class B Ordinary Shares or Warrants are subject to or were issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the laws of the Cayman Islands, SPAC’s organizational documents or any contract to which SPAC is a party or by which SPAC is bound. Except as disclosed in SPAC’s SEC Reports or other filings, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any Shares or any capital equity of SPAC. As of the date of this Subscription Agreement, except as set forth above and pursuant to (i) the Other Subscription Agreements, (ii) the Promissory Notes, dated as pf April 25, 2023, by and between SPAC and Ares Acquisition Holdings II LP, a Cayman Islands exempted limited partnership (“Sponsor”), and (ii) the Business Combination Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from SPAC any Common Stock or other equity interests in SPAC (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. As of the date of this Subscription Agreement: (i) SPAC has no subsidiaries other than those party to the Business Combination Agreement; and (ii) SPAC does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which SPAC is a party or by which it is bound relating to the voting of any Equity Interests, other than as contemplated by the Business Combination Agreement, the ancillary documents of the Business Combination Agreement and Letter Agreement, dated as of April 20, 2025, by and among SPAC, Sponsor and the directors and officers of SPAC. Except for the anti-dilution provisions applicable to the Class B Ordinary Shares which will be waived in connection with the Transaction, there are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered by the issuance of: (i) the Shares pursuant to this Subscription Agreement; or (ii) the shares to be issued pursuant to any Other Subscription Agreement. There are no outstanding contractual obligations of SPAC to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other person or entity.

6

k. As of the date this Subscription Agreement, except as would not reasonably be expected to have a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of SPAC, threatened against SPAC or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against SPAC.

l. SPAC is in compliance with all applicable law, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect. As of the date this Subscription Agreement, SPAC has not received any written communication from a governmental authority that alleges that SPAC is not in compliance with or is in default or violation of any applicable law except where such noncompliance, default or violation would not reasonably be expected to have a Material Adverse Effect.

m. SPAC has not paid, and is not under any obligation to pay, any broker’s fee or commission in connection with the sale of the Shares pursuant to this Subscription Agreement other than to the Placement Agents (as defined below) and, in certain circumstances following the consummation of the Transactions, Chardan Capital Markets, LLC and TD Securities (USA) LLC in their respective roles as advisers to Kodiak. Other than the Placement Agents, Chardan Capital Markets, LLC and TD Securities (USA) LLC in their respective roles as advisers to Kodiak. SPAC is not aware of any person that has been paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Shares in connection with the Subscription Agreements.

n. SPAC is not, and immediately after receipt of payment for the Shares, will not be required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

o. SPAC is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Internal Revenue Code of 1986, as amended (the “Code”), a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

6. Investor Representations and Warranties. The Investor represents and warrants to SPAC and the Placement Agents that as of the date of this Subscription Agreement and as of the Closing Date:

a. The Investor: (i) has been duly formed or incorporated and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation; and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

b. This Subscription Agreement has been duly authorized, executed and delivered by the Investor. Assuming the due authorization, execution and delivery of the same by SPAC, this Subscription Agreement shall constitute the valid and legally binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

c. The execution, delivery and performance of this Subscription Agreement, the purchase of the Shares, the compliance by the Investor with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated in this Subscription Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property

7

or assets of the Investor pursuant to the terms of: (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Investor is a party or by which the Investor is bound or to which any of the property or assets of the Investor is subject; (ii) the organizational documents of the Investor; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Investor or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on the Investor’s ability to consummate the transactions contemplated in this Subscription Agreement, including the purchase of the Shares.

d. The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee is: (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), or an institutional “accredited investor” (within the meaning of Rule 501(a) (1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A; (ii) acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements in this Subscription Agreement on behalf of each owner of each such account; and (iii) not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares. The Investor understands that the offering meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J). The Investor has completed Schedule A following the signature page to this Subscription Agreement and the information contained on Schedule A is accurate and complete.

e. The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee: (i) is an institutional account as defined in FINRA Rule 4512(c); (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities; and (iii) has exercised independent judgment in evaluating our participation in the purchase of the Shares. Accordingly, we understand that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

f. The Investor acknowledges and agrees: (i) that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act; (ii) the Shares have not been registered under the Securities Act; and (iii) that SPAC is not required to register the Shares except as set forth in Section 7 of this Subscription Agreement. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except: (i) to SPAC or one of its subsidiaries; (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S; or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act. With respect to any transactions falling within clauses (i) and (iii) of the preceding sentence, any such transaction must also be in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and any book entry records or certificates representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that: (i) the Shares will be subject to transfer restrictions; (ii) as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares; and (iii) as a consequence, Investor may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date that SPAC files a Current Report on Form 8-K following the Closing Date that includes the “Form 10” information required under applicable SEC rules and regulations. The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

8

g. The Investor acknowledges and agrees that the Investor is purchasing the Shares directly from SPAC. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of SPAC, Kodiak, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication. Investor explicitly disclaims reliance on any of the foregoing other than those representations, warranties, covenants and agreements of SPAC expressly set forth in this Subscription Agreement.

h. The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

i. The Investor acknowledges and agrees that the Investor has received, and has had the opportunity to review and understand such financials and other information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to SPAC, the Transaction and the business of Kodiak and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has had the opportunity to review SPAC’s SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s) have deemed necessary to make an investment decision with respect to the Shares. The Investor has received, and has had the opportunity to review and understand the materials made available to it in connection with the Transaction, has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Shares. The Investor acknowledges that as part of the Transaction, SPAC expects to file a registration statement under the Securities Act, including a preliminary prospectus and proxy statement, which contains additional information about the Transaction, Kodiak and SPAC. The Investor further acknowledges that the information provided to it is preliminary and subject to change. The Investor also acknowledges and agrees that any changes to such information, including, without limitation, any changes based on updated information or changes in terms of the Transaction, shall in no way affect the Investor’s obligation to purchase the Shares under this Subscription Agreement. The Investor acknowledges that the Investor has not relied on any such registration statement and preliminary prospectus in making any investment decision. The Investor acknowledges that SPAC and Kodiak offered to make certain non-public information available to the Investor subject to customary trading restrictions and non-disclosure requirements.

j. The Investor acknowledges that certain information provided to it was based on forecasts. The Investor understands and agree that such forecasts were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties many of which are outside of SPAC’s control. Consequently, Investor acknowledges and agrees that actual results to differ materially from those contained in the forecasts and that SPAC does not guarantee the accuracy of any such forecasts. The Investor acknowledges that all forward looking information and forecasts were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or forecasts.

9

k. The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and SPAC, Kodiak or a representative of SPAC or Kodiak. Investor acknowledges that the Shares were offered to the Investor solely by direct contact between the Investor and SPAC, Kodiak or a representative of SPAC or Kodiak. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares: (i) were not offered to it by any advertising or, to its knowledge, general solicitation; and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. In making its investment or decision to invest in SPAC, the Investor acknowledges that it is not relying upon, and has not relied and disclaims reliance upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SPAC, Kodiak, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of SPAC contained in this Subscription Agreement. Neither the Investor, nor to its knowledge any of its directors, officers, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder, (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the offering of the Shares.

l. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in SPAC’s SEC Reports. The Investor is: (i) able to fend for itself in the Transactions contemplated in this Subscription Agreement; has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares; and (iii) has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment. The Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. Investor acknowledges and agrees that it has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the Shares. The Investor will not look to J.P. Morgan Securities LLC, Citigroup Inc. or any of their respective affiliates, in their capacity as placement agents (collectively, the “Placement Agents”), for all or part of any such loss or losses the Investor may suffer. Investor represents that: (i) it is able to sustain a complete loss on its investment in the Shares; (ii) has no need for liquidity with respect to its investment in the Shares; and (iii) has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Shares.

m. Alone, or together with any professional advisor(s), the Investor acknowledges that it has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor. Investor represents that it is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in SPAC. The Investor acknowledges specifically that a possibility of total loss exists.

n. In making its decision to purchase the Shares, the Investor has relied solely upon its own independent investigation and that of its advisors, if any. Without limiting the generality of the foregoing, the Investor has not relied (and disclaims reliance) on any statements or other information provided by or on behalf of any Placement Agent or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning SPAC, Kodiak, the Transaction, the Business Combination Agreement, this Subscription Agreement or the transactions contemplated under this Subscription Agreement or the Business Combination Agreement, the Shares or the offer and sale of the Shares.

10

o. The Investor acknowledges and agrees that the Placement Agents and their respective directors, officers, employees, representatives and controlling persons: (i) have not provided the Investor with any information or advice with respect to the Shares; (ii) have not made or make any representation, express or implied as to SPAC, Kodiak, Kodiak’s credit quality, the Shares or the Investor’s purchase of the Shares; (iii) have not acted as the Investor’s financial advisor or fiduciary in connection with the issue and purchase of Shares; (iv) may have acquired, or during the term of the Shares may acquire, non-public information with respect to Kodiak, which, subject to the requirements of applicable law, the Investor agrees need not be provided to it; (v) may have existing or future business relationships with SPAC and Kodiak (including, but not limited to, lending, depository, risk management, advisory and banking relationships); (vi) will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares.

p. The Investor acknowledges and agrees that it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Shares or as to the other matters referred to in this Subscription Agreement. Investor also acknowledges that it has not relied on any investigation that the Placement Agents, any of their affiliates or any person acting on their behalf have conducted with respect to the Shares, SPAC or Kodiak. The Investor further acknowledges and agrees that it has not relied on any information contained in any research reports prepared by the Placement Agents or any of their respective affiliates.

q. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

r. Intentionally omitted.

s. The execution, delivery and performance by the Investor of this Subscription Agreement are within the Investor’s powers, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound that would reasonably be expected to have a material adverse effect on the legal authority of the Investor to enter into and perform its obligation under this Subscription Agreement. If the Investor is not an individual, the execution, delivery and performance by the Investor of this Subscription Agreement will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine. If the Investor is an individual, the signatory has legal competence and Investor has the capacity to execute this Subscription Agreement. If the Investor is not an individual, the signatory has been duly authorized to execute this Subscription Agreement. Assuming that this Subscription Agreement constitutes the valid and binding obligation of SPAC, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

t. The Investor is not: (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program; (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk

11

People Republic or any other country or territory embargoed or subject to substantial trade restrictions by the United States; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each of the foregoing, a “Prohibited Investor”). If requested, the Investor agrees and is permitted to provide law enforcement agencies such records as required by applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), to the extent required, the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the Investor maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

u. No disclosure or offering document has been prepared by the Placement Agents in connection with the offer and sale of the Shares.

v. No Placement Agent, nor any of its respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to SPAC, Kodiak or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by SPAC.

w. In connection with the issue and purchase of the Shares, no Placement Agent has acted as the Investor’s financial advisor or fiduciary.

x. The Investor, when required to deliver payment to SPAC pursuant to Section 2 above, will have sufficient immediately available funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

y. As of the date of this Subscription Agreement, the Investor does not have, and during the 30 day period immediately prior to the date of this Subscription Agreement, the Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of SPAC. Notwithstanding the foregoing, the Investor makes no such representation with respect to any assets of the Investor managed by an external investment manager pursuant to a separately managed account arrangement.

z. The Investor is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of SPAC (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a group consisting solely of the Investor and its affiliates.

aa. If the Investor is or is acting on behalf of: (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”); (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”); or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32)

12

of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), the Investor represents and warrants that (A) neither SPAC nor any of its affiliates has provided investment advice or has otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares; (B) none of the parties to the Transaction is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with the Investor’s investment in the Shares; and (C) its purchase of the Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.

7. Registration Rights.

a. In the event that the Shares are not registered in connection with the consummation of the Transaction, then on or prior to the Closing Date, and in no event later than 30 calendar days after the Closing Date (such deadline, the “Filing Deadline”), SPAC will endeavor to file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”). SPAC shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or ninety (90) calendar days after the filing thereof if the SEC notifies SPAC that it will “review” the Registration Statement) and (ii) five (5) business days after SPAC is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”). SPAC may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after SPAC becomes eligible to use such Form S-3. SPAC will use its commercially reasonable efforts to provide a draft of the Registration Statement to the Investor for review at least two (2) business days in advance of filing the Registration Statement. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement. Notwithstanding the foregoing, if the SEC requires that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have the option, in its sole and absolute discretion, to either (i) have the opportunity to cause SPAC to withdraw from the Registration Statement upon its prompt written request to SPAC, in which case SPAC’s obligation to register the Shares will be deemed satisfied or (ii) be included as such in the Registration Statement. SPAC’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to SPAC such information regarding the Investor, the securities of SPAC held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by SPAC to effect the registration of such Shares. Investor shall also execute documents in connection with such registration as SPAC may reasonably request that are customary of a selling stockholder in similar situations. Notwithstanding anything to the contrary in this Subscription Agreement, in connection with the obligations of SPAC under this Section 7, the Investor shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. Upon notification by the SEC that any Registration Statement has been declared effective by the SEC, within one (1) business day thereafter, SPAC shall file the final prospectus under Rule 424 of the Securities Act. SPAC agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of: (i) the second anniversary of the Effectiveness Date of the Registration Statement registering all Shares for resale by the Investor; (ii) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement; or (iii) the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without volume or manner of sale limitations. For purposes of clarification, any failure by SPAC to file the Registration Statement by the

13

Filing Deadline or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve SPAC of its obligations to file or effect the Registration Statement set forth in this Section 7. Notwithstanding the foregoing, if the SEC prevents SPAC from including any or all of the shares proposed to be registered under a Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Shares pursuant to this Section 7 by the applicable stockholders or otherwise, such Registration Statement shall register for resale the number of Shares which is equal to the maximum number of Shares as is permitted to be registered by the SEC. In such event, the number of Shares to be registered for each selling stockholder named in such Registration Statement shall be reduced pro rata among all such selling stockholders. In the event SPAC amends the Registration Statement in accordance with the foregoing, SPAC will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC, one or more registration statements to register the resale of those Shares that were not registered on the initial Registration Statement, as so amended.

b. For as long as the Investor holds Shares or, if shorter, two years from the Closing Date, SPAC will use commercially reasonable efforts to (1) qualify the Shares for listing on a Stock Exchange, which shall be the stock exchange on which SPAC’s common stock is then listed, and (2) update or amend the Registration Statement as necessary to include the Shares. For as long as the Investor holds Shares or, if shorter, two years from the Closing Date, SPAC will use commercially reasonable efforts to (A) make and keep public information available, as those terms are understood and defined in Rule 144, (B) file in a timely manner all reports and other documents with the SEC required under the Exchange Act and (C) provide all customary and reasonable cooperation necessary, in each case, to enable the Investor to resell the Shares pursuant to the Registration Statement or Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the Investor), as applicable.

c. SPAC may suspend the use of any such Registration Statement if the board of directors of SPAC determines in good faith that either in order for such Registration Statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act (a “Suspension Event”). Notwithstanding the foregoing, (I) SPAC shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days, not more than twice or more than a total of ninety (90) calendar days, in each case in any three hundred sixty (360) day period and (II) SPAC shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Investor of such securities as soon as practicable thereafter. SPAC shall use commercially reasonable efforts to cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of an Investor in connection with any sale of Shares where, following such sale, subsequent public distribution of such shares shall not require registration under the Securities Act.

d. SPAC shall remove any restrictive legend included on the certificates (or, in the case of book-entry shares, any other instrument or record) representing the Investor’s ownership of Shares, and SPAC shall issue a certificate (or evidence of the issuance of such securities in book-entry form) without such restrictive legend or any other restrictive legend to the Investor, if: (i) such Shares are sold or transferred pursuant to the effective Registration Statement or pursuant to Rule 144 where, following such, subsequent public distribution of such shares shall not require registration under the Securities Act, ; or (ii) such Shares are eligible for sale pursuant to Section 4(a)(1) of the Securities Act or Rule 144 without volume or manner-of-sale restrictions and without the requirement for SPAC to be in compliance with the current public information required under Rule 144(c)(2) (or Rule 144(i)(2), if applicable). Following Rule 144 becoming available for the resale of such Shares without volume or manner-of-sale restrictions, SPAC, upon the written request of Investor and after providing SPAC with all customary documentation, shall instruct SPAC’s transfer agent to remove the legend from such Shares (in whatever form) and shall use commercially reasonable efforts to cause SPAC’s counsel to issue any legend removal opinion required by the transfer agent.

14

e. At its expense, SPAC shall use commercially reasonable efforts to advise the Investor within five (5) business days: (i) when a Registration Statement or any post-effective amendment thereto has been filed with the SEC and when such Registration Statement or post-effective amendment thereto has become effective; (ii) after it shall receive notice or obtain knowledge thereof, of any request by the SEC for amendments or supplements to any Registration Statement or the prospectus included in such Registration Statement or for additional information; (iii) after it shall have received notice or obtained knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iv) of the receipt by SPAC of any notification with respect to the suspension of the qualification of the Shares included in such Registration Statement for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (v) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein do not include any untrue statements of a material fact and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. SPAC shall use commercially reasonable efforts to promptly provide written notice of the happening of any of the foregoing or of a Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading. The notice sent by the SPAC pursuant to the preceding sentence shall not contain any material non-public information other than the description of such event, which the parties agree may constitute material non-public information. Upon the occurrence of any event contemplated in clauses (i) through (v) above, except for such times as SPAC is permitted under this Agreement to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, SPAC shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included in such Registration Statement, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

f. For purposes of this Section 7, “Shares” shall mean, as of any date of determination, the Shares acquired by the Investor pursuant to this Subscription Agreement and any other equity security issued or issuable with respect to such Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Investor” shall include any person or entity to which the rights under this Section 7 shall have been duly assigned.

g. Notwithstanding any termination of this Subscription Agreement, SPAC shall indemnify, defend and hold harmless the Investor, the officers, directors, partners, members, managers, stockholders, and employees of the Investor, each person who controls the Investor (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, partners, members, managers, stockholders, and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, reasonable and documented costs (including, without limitation, reasonable and documented out-of-pocket attorneys’ fees) and reasonable and documented expenses (collectively, “Losses”), as incurred, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained (or incorporated by reference) in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement

15

thereto, in light of the circumstances under which they were made) not misleading. The indemnity obligation set forth in this Section 7(g) shall not apply, however, to the extent that any untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the Investor furnished in writing to SPAC by the Investor expressly for use in any of the SEC filings referenced in this Section 7(g). SPAC shall notify the Investor promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which SPAC is aware. Notwithstanding the forgoing, SPAC’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of SPAC.

h. The Investor shall, severally and not jointly with any Other Investor, indemnify and hold harmless SPAC, its directors, officers, partners, members, managers, stockholders, agents and employees, each person who controls SPAC (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, partners, members, managers, stockholders, or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the Investor furnished in writing to SPAC by the Investor expressly for use therein. Notwithstanding the forgoing, the Investor’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Investor.

i. Any person or entity entitled to indemnification pursuant to this Subscription Agreement shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification under this Subscription Agreement to the extent such failure has not prejudiced the indemnifying party. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. Without the consent of the indemnified party, no indemnifying party shall consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include an unconditional release of the indemnified party from all liability in respect to such claim or litigation.

j. The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

16

k. If the indemnification provided under this Section 7 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to in this Section 7, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. Notwithstanding the foregoing, the liability of the Investor shall be limited to the net proceeds received by such Investor from the sale of Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. Subject to the limitations set forth in this Section 7, the amount paid or payable by a party as a result of the Losses shall be deemed to include any reasonable and documented out-of-pocket legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(k) from any person or entity who was not guilty of such fraudulent misrepresentation.

8. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties to this Subscription Agreement shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (b) upon the mutual written agreement of each of the parties and Kodiak to terminate this Subscription Agreement; (c) thirty (30) days after the Outside Date (as defined in the Business Combination Agreement as in effect on the date of this Subscription Agreement), if the Closing has not occurred by such date other than as a result of a breach of Investor’s obligations under this Subscription Agreement; or (d) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are (i) not satisfied or waived prior to the Closing or (ii) not capable of being satisfied on the Closing and, in each case of (i) and (ii), as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the Closing (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”). Nothing in this Subscription Agreement will relieve, however, any party from liability for any willful breach of this Subscription Agreement prior to the time of termination. Each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. SPAC shall notify the Investor in writing of the termination of the Business Combination Agreement promptly after the termination of the Business Combination Agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect (except that the provisions of Section 7(g) through (k), this Section 8, Section 9 through 12 and Section 14 of this Subscription Agreement will survive any termination of the Subscription Agreement and continue indefinitely). Following the Termination Event, any monies paid by the Investor to SPAC in connection with this Subscription Agreement shall promptly (and in any event within one business day) be returned to the Investor without any deduction for or on account of any tax, withholding, charges, or set-off.

9. Trust Account Waiver. The Investor acknowledges that SPAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving SPAC and one or more businesses or assets. As described in SPAC’s prospectus relating to its initial public offering dated April 24, 2023 (the “Prospectus”) available at www.sec.gov, the Investor further acknowledges that: (i) substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placement of its securities; and (ii) substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public

17

shareholders and the underwriters of SPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to SPAC to pay its tax obligations and to fund certain of its working capital requirements, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. In consideration of SPAC entering into this Subscription Agreement, the receipt and sufficiency of which is acknowledged, the Investor irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account. Investor agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement. Notwithstanding the foregoing, nothing in this Section 9 shall be deemed to limit or prohibit: (i) the Investor’s right to pursue a claim against SPAC for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief; (ii) any claims that the Investor may have following the consummation of the Transaction against SPAC’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account other than for distribution to shareholders and any assets that have been purchased or acquired with any such funds); or (iii) the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of Shares currently outstanding on the date of this Subscription Agreement or acquired after the date of this Subscription Agreement (other than Shares to be acquired pursuant to this Subscription Agreement), pursuant to a validly exercised redemption right with respect to any such Shares, except to the extent that the Investor has otherwise agreed in writing with SPAC to not exercise such redemption right.

10. Miscellaneous.

a. Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares acquired under this Subscription Agreement, if any) may be transferred or assigned without the prior written consent of each of the other parties. Notwithstanding the foregoing, this Subscription Agreement and all or a portion of the Investor’s rights and obligations hereunder may be assigned to one or more fund or account managed by the same investment manager as the Investor or by or to an affiliate (as defined in Rule 12b-2 of the Exchange Act) of such investment manager without the prior consent of SPAC. Prior to such assignment being valid, any such assignee shall agree in writing to be bound by the terms of this Subscription Agreement. Notwithstanding the foregoing, no assignment pursuant to clause (i) of this Section 10 shall relieve the Investor of its obligations under this Subscription Agreement.

b. SPAC may request from the Investor such additional information as SPAC deems reasonably necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares. Investor agrees to promptly provide such information as may reasonably be requested to the extent readily available. SPAC agrees to keep any such information provided by Investor confidential except: (i) as necessary to include in any registration statement SPAC is required to file under this Subscription Agreement; (ii) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities; or (iii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s securities are listed for trading. The Investor acknowledges and agrees that if it does not provide SPAC with such requested information, SPAC may not be able to register the Investor’s Shares for resale pursuant to Section 7. In such event, Investor also agrees that, without any liability under this Subscription Agreement, SPAC may reject the Investor’s Subscription Amount prior to the Closing Date in the event the Investor fails to provide such additional information requested by SPAC to evaluate the Investor’s eligibility or SPAC’s determines that the Investor is not eligible. The Investor acknowledges that SPAC may file a form of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of SPAC.

18

c. The Investor acknowledges that SPAC, Kodiak and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement, including Schedule A. Prior to the Closing, the Investor agrees to promptly notify SPAC and Kodiak if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify SPAC if they are no longer accurate in any respect). If SPAC receives such notice from Investor, SPAC will use commercially reasonable efforts to promptly notify the Placement Agents. The Investor acknowledges and agrees that each purchase by the Investor of Shares from SPAC will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties in this Subscription Agreement (as modified by any such notice) by the Investor as of the time of such purchase contained in this Subscription Agreement. Prior to the Closing, SPAC agrees to promptly notify the Investor if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 5 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality or Material Adverse Effect, in which case SPAC shall notify the Investor if they are no longer accurate in any respect). SPAC acknowledges and agrees that each sale by SPAC of Shares to the Investor will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties in this Subscription Agreement (as modified by any such notice) by SPAC as of the time of such purchase.

d. SPAC, the Investor, Kodiak and the Placement Agents are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy of this Subscription Agreement to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered under this Subscription Agreement. The foregoing clause of this Section 10(d) shall not, however, give Kodiak or the Placement Agents any rights other than those expressly set forth in this Subscription Agreement.

e. All of the agreements, representations and warranties made by each party in this Subscription Agreement shall survive the Closing.

f. This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties. No such modification or waiver by SPAC of the provisions of this Subscription Agreement shall be effective without the prior written consent of Kodiak (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either party in exercising any right or remedy under this Subscription Agreement shall operate as a waiver of such right or remedy. Nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties under this Subscription Agreement are cumulative and are not exclusive of any rights or remedies that the parties would otherwise have.

g. This Subscription Agreement (including Schedule A) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter of the Subscription Agreement. Except as set forth in Section 7 with respect to any indemnified person, Section 8, Section 10(c), Section 10(d), Section 10(f), this Section 10(g), the last sentence of Section 10(k) and Section 11 with respect to the persons specifically referenced in that Section, and Section 6 and Section 10(c) with respect to the Placement Agents, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties, and their respective successors and assigns. The parties acknowledge and agree that only those persons specifically referenced in the preceding sentence are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

19

h. Except as otherwise provided in this Subscription Agreement, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. The agreements, representations, warranties, covenants and acknowledgments contained in this Subscription Agreement shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired by such court and shall continue in full force and effect so long as this Subscription Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter of this Subscription Agreement and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

j. This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or any other form of electronic delivery (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or other transmission method)) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. Consequently, the parties acknowledge and agree that a party shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement. The parties also acknowledge and agree that the foregoing equitable remedies shall be in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

l. If any change in the number, type or classes of authorized shares of SPAC (including the Shares), other than as contemplated by the Business Combination Agreement, or any agreement contemplated by the Business Combination, shall occur between the date of this Subscription Agreement and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares issued to the Investor and Per Share Purchase Price shall be appropriately adjusted to reflect such change.

m. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related), including matters of validity, construction, effect, performance and remedies.

20

n. Each party under this Subscription Agreement, and any person asserting rights as a third party beneficiary in accordance with Section 10(g) may do so only if he, she or it, irrevocably agrees that any action, suit or proceeding between or among the parties, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated under this Subscription Agreement or any related document (“Legal Dispute”) shall be brought exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, but only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) (collectively the “Chosen Courts”) Each party under this Subscription Agreement consents to the jurisdiction of the Chosen Courts in any such suit, action or proceeding. To the fullest extent permitted by law, each party irrevocably waives, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in the Chosen Courts or that any such suit, action or proceeding that is brought in the Chosen Courts has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 10(n) is pending before the Chosen Courts, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of the Chosen Courts. Each party and any person asserting rights as a third party beneficiary may do so only if he, she or it waives, and shall not assert as a defense in any Legal Dispute, that: (a) such party is not personally subject to the jurisdiction of the Chosen Courts for any reason; (b) such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts; (c) such party’s property is exempt or immune from execution; (d) such action, suit or proceeding is brought in an inconvenient forum; or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 10(n) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws. EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED UNDER THIS SUBSCRIPTION AGREEMENT AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED UNDER THIS SUBSCRIPTION AGREEMENT. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

o. Any notice or communication required or permitted under this Subscription Agreement to any Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page. Any such communication or notice shall be deemed to be given and received: (i) when so delivered personally; (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email; or (iii) three business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to SPAC.

21

If to SPAC, to:

Ares Acquisition Corporation II

245 Park Avenue, 44th Floor

New York, New York 10167

Attn: Allyson Satin; Anton Feingold; Eric Waxman

and

Ares Acquisition Corporation

1800 Avenue of the Stars

Suite 1400

Los Angeles, CA 90067

Attn: Allyson Satin; Anton Feingold

Email:   [***]

     [***]

    [***]

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, California 90067

Attn: Philippa Bond, P.C.; Van Whiting

Email:    [***]

      [***]

and

Kodiak AI, Inc.

1045 Terra Bella Avenue

Mountain View, CA 94043

Attn: Chief Legal Officer

Email:   [***]

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

Attn: Melissa Rick; Austin March

Email:     [***]

  [***]

11. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, and is expressly disclaiming reliance on any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of SPAC expressly contained in this Subscription Agreement, in making its investment or decision to invest in SPAC. The Investor acknowledges and agrees that none of (i) any Other Investor pursuant to any Other

22

Subscription Agreements related to the private placement of the Shares (including such Other Investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (iii) any party to the Business Combination Agreement or any Non-Party Affiliate other than SPAC as expressly provided for in this Subscription Agreement, shall have any liability to the Investor, or to any Other Investor, pursuant to, arising out of or relating to: (x) this Subscription Agreement or any Other Subscription Agreements related to the private placement of the Shares; (y) the negotiation of this Subscription Agreement, its subject matter or the private placement of the Shares; or (z) the transactions contemplated under this Subscription Agreement or under any Other Subscription Agreements related to the private placement of the Shares. Without limiting the generality of the foregoing, the prohibition on liability set forth in the preceding sentence shall apply only to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with: (i) the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement; (ii) any written or oral representations made or alleged to be made in connection with this Subscription Agreement, as expressly provided in this Subscription Agreement; or (iii) any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by SPAC, Kodiak, the Placement Agents or any Non-Party Affiliate concerning SPAC, Kodiak, the Placement Agents, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated under this Subscription Agreement. “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of SPAC, Kodiak, any Placement Agent or any of SPAC’s, Kodiak’s or any Placement Agent’s controlled affiliates or any family member of the foregoing.

12. Disclosure. By 9:00 a.m., New York City time, on the first business day immediately following the date of this Subscription Agreement (the “Disclosure Time”), SPAC shall issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”), to the extent not previously disclosed, disclosing all material terms of the transactions contemplated under this Subscription Agreement and by the Other Subscription Agreements and the Business Combination Agreement, the Transaction and any other material, nonpublic information that SPAC, Kodiak or any of their officers, directors, affiliates, employees or agents, including, without limitation, the Placement Agents has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the knowledge of SPAC, the Investor shall not be in possession of any material, non-public information received from SPAC, Kodiak or any of their officers, directors, affiliates, employees or agents, including, without limitation, the Placement Agents. Upon the earlier of (i) the Disclosure Time and (ii) the issuance or filing of the Disclosure Document, Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with SPAC, Kodiak or any of its affiliates, officers, directors, employees or agents, including, without limitation, the Placement Agents, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, SPAC shall not publicly disclose the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except: (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities; (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s securities are listed for trading; or (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 12. Prior to any disclosure permitted under subclause (i) or (ii) of the preceding sentence, to the extent permitted under law, SPAC shall use commercially reasonable efforts to provide the Investor with prior written notice of such disclosure and shall reasonably consult with the Investor regarding such disclosure.

23

13. Open Market Purchases.

a. At the Investor’s election, the Investor’s Subscribed Shares may be reduced on a one-for-one share basis (the “Reduction Right”) up to an aggregate of Open-Market Purchase Shares and Currently Owned Shares, as applicable. For the purposes of this Section 13: (i) “Open-Market Purchase Shares” means Class A ordinary shares, par value $0.0001 per share, of SPAC purchased by the Investor for its own account pursuant to open-market transactions with third parties at a price of less than the Base Per Share Price; (ii) “Currently Owned Shares” means any Class A ordinary shares, par value $0.0001 per share the Investor beneficially owns as of the date of this Subscription Agreement; and (iii) “Record Date” means the record date established for voting at the extraordinary general meeting of shareholders of SPAC held to approve the Transaction.

b. To exercise the Reduction Right with respect to the Open Market Purchase Shares, the Investor must agree to: (A) not sell or otherwise transfer such Open-Market Purchase Shares prior to the consummation of the Transaction; (B) not vote any Open-Market Purchase Shares in favor of approving the Transaction or any extension of SPAC and instead submit a proxy abstaining from voting thereon; and (C) to the extent it has the right to have any of its Open-Market Purchase Shares redeemed for cash in connection with the consummation of the Transaction or in connection with any extension of SPAC, not exercise any such redemption rights (collectively, the “Open-Market Purchase Reduction Conditions”). To exercise the Reduction Right with respect to the Currently Owned Shares, the Investor must agree: (A) not sell or otherwise transfer such Currently Owned Shares prior to the consummation of the Transaction; (B) vote all of its Currently Owned Shares in favor of approving the Transaction or any extension of SPAC; and (C) to the extent it has the right to have any of its Currently Owned Shares redeemed for cash in connection with the consummation of the Transaction or in connection with any extension of SPAC, not exercise any such redemption rights (the “Currently Owned Shares Reduction Conditions”).

c. No later than one (1) Business Day after the Record Date, the Investor shall deliver a certificate (an “Election Certificate”) signed by the Investor, certifying the number of Subscribed Shares for which Investor has elected to exercise its Reduction Right, including the number of corresponding Open-Market Purchase Shares and Currently Owned Shares, as applicable. With respect to any such Open-Market Purchase Shares, the Election Certificate shall state: (1) the date of such Open-Market Purchase; (2) the number of shares acquired in such Open-Market Purchase; (3) the price per share at which such Open-Market Purchase Shares were purchased by Investor; and (4) an affirmation that Investor has and will comply with the Open-Market Purchase Reduction Conditions. With respect to any such Currently Owned Shares, the Election Certificate shall contain an affirmation that Subscriber has and will comply with the Currently Owned Shares Reduction Condition. In the event that subsequent to exercising its Reduction Right, Investor desires to lower the number of Subscribed Shares subject to such reduction (i.e., increase the number of Subscribed Shares to be purchased pursuant to this Subscription Agreement), Investor may so amend the Certificate with the consent of SPAC.

14. Additional Agreements.

a. Subject to Section 12, neither SPAC, Kodiak nor any of their respective controlled affiliates and subsidiaries (if any) (collectively, the “Company Group”) shall identify, or permit any of its employees, agents or representatives to identify, the Investor (whether in connection with SPAC or in the Investor’s capacity as an investor in the Issuer) in any written or oral public communications or issue any press release or other disclosure of the Investor’s name or the name of any of its affiliates, or any derivative of any of the foregoing names (collectively, the “Investor Names”), in each case except: (i) as authorized in writing by the Investor in each such instance (electronic mail to suffice); or (ii) as required by applicable law, legal process or regulatory request (“Applicable Law”). Subject to Section 12, if disclosure is required pursuant the preceding sentence, the disclosing member of the Company Group will, as soon as practicable,

24

notify the Investor of such requirement (except where prohibited by Applicable Law) so that the Investor (or its applicable affiliate) may seek a protective order or other appropriate remedy prior to such disclosure. Notwithstanding the foregoing, SPAC may make disclosures to an auditor or governmental or regulatory authority pursuant to any routine investigation, inspection, examination or inquiry without providing the Investor with any notification thereof, unless the Investor is the subject of any such investigation, inspection, examination or inquiry (in which case the preceding sentence shall govern).

b. SPAC, on behalf of itself and the other Company Parties, acknowledges and agrees that the acquisition of the Shares and the execution and adoption of this Subscription Agreement are not intended to establish, and shall not establish, an investment advisory relationship by and among, (i) on the one hand, the Investor or any affiliate, or any of its or their members, owners, partners, officers, directors, employees, agents or representatives (each, an “Investor Party”), and (ii) on the other hand, any member of the Company Group or any of their respective officers, directors, shareholders, partners, members, employees, agents or representatives (each, a “Company Party”), whereby any Investor Party serves as an investment adviser to any Company Party or that would otherwise result in any Investor Party meeting the definition of an investment adviser in Section 202(a)(11) of the Investment Advisers Act of 1940, as amended, with respect to any Company Party. Further, the Issuer, on behalf of itself and the other Company Parties, acknowledges and agrees that the Company Parties are not relying upon any Investor Party for investment advice, analysis or recommendations regarding any investment or potential investment.

[SIGNATURE PAGES FOLLOW]

25

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Shares are to be registered (if different):	Date: ________, 2025

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.: Email:	Facsimile No.:

Currently Owned Shares:

Aggregate Subscription Amount: $

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by SPAC in the Closing Notice.

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date set forth below.

ARES ACQUISITION CORPORATION II

By:
Name: Allyson Satin
Title: Authorized Person

Date: [  ], 2025

[Signature Page to Subscription Agreement]

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

This Schedule must be completed by Investor and forms a part of the Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. The Investor must check the applicable box in either Section A, Section B or Section C below.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

☐ We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) (1), (2), (3) or (7) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000; or

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person.

C.	QUALIFIED PURCHASER STATUS

(Please check the applicable subparagraphs):

1.

☐ A corporation, partnership, limited liability company, trust or other organization that: (i)was not organized or reorganized and is not operated for the specific purpose of acquiring the interest or any other interest in SPAC, and less than 40% of the assets of which will consist of interests in SPAC (calculated as of the time of the Investor’s execution of this Subscription Agreement); (ii)owns not less than U.S.$5,000,000 in investments; and (iii)is owned directly or indirectly solely by or for two or more natural persons who are related as siblings or spouses (including former spouses), or direct lineal descendants by birth or adoption, spouses of such persons, the estates of such persons, or foundations, charitable organizations, or trusts established by or for the benefit of such persons.

2.

☐ A trust: (i) that is not described in paragraph (3) of this Section C; (ii) that was not organized or reorganized and is not operated for the specific purpose of acquiring the interest or any other interest in SPAC, and less than 40% of the assets of which will consist of interests in SPAC (calculated as of the time of the Investor’s execution of this Subscription Agreement); and (iii) with respect to which each of the settlors and other contributors of assets, trustees, and other authorized decision makers is a person described in paragraph (1), (2), (3) or (4) of this Section C.

3.

☐ An entity that: (i) was not organized or reorganized and is not operated for the specific purpose of acquiring the interest or any other interest in SPAC, and less than 40% of the assets of which will consist of interests in SPAC (calculated as of the time of the Investor’s execution of this Subscription Agreement); and (ii) has discretionary investment authority with regard to at least U.S. $25,000,000 of investments, whether for its own account or for the account of other persons that are themselves accurately described by one or more other paragraphs of this Section C.

This page should be completed by the Investor

and constitutes a part of the Subscription Agreement.

29

Annex A

Per Share Purchase Price

The Per Share Purchase Price shall equal the Base Per Share Price multiplied by the Applicable Percentage for the Investor set forth below. The Investor’s Aggregate Subscription Amount shall be as set forth on the signature page to this Subscription Agreement.

For example, if the Base Per Share Price is $11.00 and Investor’s Aggregate Subscription is (i) $30,000,000, the Per Share Purchase Price shall equal $11.00 or (ii) $100,000,000, the Per Share Purchase Price shall equal $9.90.

Percentage	Aggregate Subscription Amount
100%	Less than $50,000,000
90%	$50,000,000 or greater

Exhibit 99.1

Kodiak, a Leading Provider of AI-Powered Autonomous Vehicle Technology, to Go Public Via Business Combination With Ares Acquisition Corporation II

•	Kodiak’s AI-powered autonomous platform is built to handle some of the world’s toughest trucking jobs and has logged over 2.6 million autonomous miles in real-world conditions

•

Kodiak has the first publicly-announced driverless trucks in commercial operations and has strong customer traction across multiple target applications in an estimated $4+ trillion total addressable market

•	Generates recurring revenue through driverless operations in the Permian Basin and autonomously delivering goods daily for customers in locations around the U.S.

•	Kodiak has secured a firm commitment from its strategic partner, Atlas Energy Solutions (NYSE: AESI), for an initial order of 100 trucks

•	Transaction places a pre-money equity value on Kodiak of approximately $2.5 billion, with existing Kodiak equity holders rolling 100% of their interests into the combined company

•

New and existing Kodiak institutional investors including Soros Fund Management, ARK Investments and Ares have funded or committed over $110 million in financing to support the transaction alongside approximately $551 million of cash held in trust

•	Additionally, existing Kodiak investor ARK Investments has expressed its continued support of Kodiak. Kodiak was featured in ARK’s Big Ideas 2025 report

MOUNTAIN VIEW, Calif. and NEW YORK (April 14, 2025) — Kodiak Robotics, Inc. (“Kodiak” or the “Company”), a leading provider of AI-powered autonomous vehicle technology, and Ares Acquisition Corporation II (NYSE: AACT) (“AACT”), a publicly traded special purpose acquisition company, today announced they have entered into a definitive business combination agreement through which Kodiak will become a publicly-listed company. AACT is an affiliate of Ares Management Corporation (NYSE: ARES) (“Ares”).

Kodiak is a pioneering autonomous driving company developing technology to address critical challenges in the transportation industry, including driver shortages, demands for shorter delivery timelines, and rising costs. Kodiak’s single-platform automated driving system, the Kodiak Driver, combines advanced AI-driven software with modular hardware. The Kodiak Driver integrates learnings from real-world experience across commercial trucking and public sector applications to continuously improve AI models and increase reliability and efficiency in a wide range of environments. Kodiak’s platform is designed to enable technology integration with customers’ existing operations, providing a flexible, scalable, Driver-as-a-Service solution tailored to customers’ needs.

1

Kodiak was founded in 2018 by industry veteran, Don Burnette, with a vision of becoming the trusted world leader in autonomous ground transportation dedicated to commercializing driverless trucking at scale. In 2024, we believe Kodiak became the first company to announce delivery of a driverless trucking product to a customer. Today, Kodiak provides differentiated solutions that are demonstrated to make costs more efficient and predictable, enhance fuel economy, and enhance safety across the commercial trucking and public sector markets. By partnering with AACT and accessing the public markets, Kodiak is expected to accelerate its go-to-market strategy that aims to address an estimated $4+ trillion global opportunity.

“This is a remarkable milestone for the Kodiak team and reinforces our confidence in the significant value proposition we see in our differentiated driverless technology,” said Burnette, Founder and CEO of Kodiak. “We believe entering the public markets will accelerate our strategy to expand our existing partner relationships, provide our technology to a broader customer base, and deliver enhanced solutions across the commercial trucking and public sector industries. Further, with Kodiak’s disciplined approach to capital management, along with strategic and financial support from Ares, we believe we are well-positioned to execute on our long-term growth plans. On behalf of the entire Kodiak team, we are thrilled to be working with Ares and AACT as we continue to drive our mission to create a safer and more efficient future for the trucking industry.”

“As an early-mover in autonomous trucking and first to deliver a commercial driverless product to a customer, Kodiak has quickly set itself apart as an industry leader in a significant addressable market,” said David Kaplan, Chief Executive Officer and Co-Chairman of the Board of Directors of AACT and Co-Founder of Ares. “We are excited to partner with Don and the Kodiak team as they seek to further capitalize on significant industry tailwinds and deliver value for their stakeholders.”

“We believe Kodiak’s scalable technology, combined with its established network, position the Company to meet the evolving and growing demands of its customers and communities,” said Allyson Satin, Chief Operating Officer of AACT and Partner at Ares. “We look forward to lending Ares’ decades of experience investing and navigating through dynamic market environments in support of Kodiak’s long-term goals.”

Key Investment Highlights

•

Leading AI-Powered Automated Driving System on Single Technology Platform: Kodiak leverages an integrated hardware and software architecture across all deployments to increase reliability, scalability, and efficiency while continuously learning across domains. The Kodiak Driver has logged over 2.6 million autonomous miles in real-world conditions and has been developed for scalability and adaptability to all vehicle types.

•

First to Market With Fully Active Driverless Semi-Truck Operations: Through its partnership with Atlas Energy Solutions (“Atlas”), Kodiak-powered driverless trucks have surpassed 750 hours of commercial driverless operations across West Texas’s Permian Basin without a human driver on board. This milestone marks the first publicly announced deployment of customer-owned autonomous semi-trucks in real-world operations. Kodiak expects to support Atlas in further expanding its fleet in 2025; in March 2025, the Company secured a firm commitment from Atlas to order an initial 100 trucks, after exceeding key performance and operational milestones.

2

•

Commercial Trucking Business Generating Recurring-Revenue Today: Kodiak’s Driver-as-a-Service business model is tailored to meet the unique needs of its customers by charging customers either a per truck or per mile recurring license fee. Today, Kodiak earns recurring revenue through its partnership with Atlas, and owns and operates autonomous trucks that generate a fee paid per delivery.

•

Strong Customer Traction Across Multiple Target Applications: In addition to Atlas, Kodiak’s partner-first approach has resulted in collaborations with major industry players including Bridgestone, C.R. England, J.B. Hunt, Martin Brower, and Werner Enterprises. In addition, Kodiak was awarded a contract by the U.S. Department of Defense and has received approximately $30 million to adapt its autonomous technology for U.S. Army vehicles.

•

Estimated $4+ Trillion Total Global Addressable Market Across Target End Markets: Today, Kodiak’s lane network operates primarily in the Sunbelt region, serving some of the most freight-dense lanes in the U.S. With what we believe is a supportive regulatory environment, partnerships with leading shippers and carriers and a today-ready platform, Kodiak estimates a roughly $1 trillion market opportunity in the U.S. alone, with the potential for a total global addressable market of over $4 trillion.

•

Deep Management Expertise: Kodiak is led by a team of autonomy veterans with expertise in AI, software, and operations, backed by experience in trucking and the deployment of autonomous systems. The management team is supported by a team of more than 200 people to develop Kodiak’s technology and grow the business.

Transaction Overview

The proposed business combination ascribes a pre-money equity value of $2.5 billion to Kodiak. The combined company is expected to receive approximately $551 million of cash held in AACT’s trust account at closing, assuming no redemptions of existing AACT shares and based on trust value per share as of December 31, 2024. Additionally, certain institutional investors, including affiliates of Soros Fund Management, ARK Investments and Ares, have invested or committed over $110 million to support the transaction. Additionally, existing Kodiak investor ARK Investments has expressed its continued support of the Company.

The boards of directors of both Kodiak and AACT have unanimously approved the proposed business combination, which is expected to close in the second half of 2025, subject to approval by AACT and Kodiak stockholders and the satisfaction or waiver of customary closing conditions. Upon the closing of the proposed business combination, the combined company will be named Kodiak AI, Inc., and its common stock and public warrants are expected to be listed on a national stock exchange and trade under the ticker symbols KDK and KDK WS, respectively, subject to approval by the relevant exchange.

For a summary of the material terms of the transaction, as well as a copy of the business combination agreement and investor presentation, please see the Current Report on Form 8-K to be filed by AACT with the U.S. Securities and Exchange Commission (the “SEC”) available at www.sec.gov. Additional information about the proposed business combination will be described in the registration statement on Form S-4 relating to the transaction (the “Registration Statement”), which AACT and Kodiak will file with the SEC.

3

Investor Presentation

Kodiak and AACT will host a joint investor presentation to discuss the proposed business combination. To listen to the webcast or a replay of the presentation, please visit the Kodiak Investor Relations website at kodiak.ai/investors.

For Investor Relations, including a copy of the presentation as filed with the SEC, please visit the Kodiak website at kodiak.ai/investors, or the AACT website at www.aresacquisitioncorporationii.com or the SEC’s website at www.sec.gov.

Advisors

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are serving as capital markets advisors to AACT. Kirkland & Ellis LLP is serving as legal advisor to AACT. Ropes & Gray LLP is acting as legal advisor to the capital markets advisors.

Chardan and TD Cowen are acting as Financial and Capital Markets advisors to Kodiak. Wilson Sonsini Goodrich & Rosati, P.C. is serving as legal advisor to Kodiak. Greenberg Traurig, LLP is serving as legal advisor to TD Cowen.

The Blueshirt Group is serving as investor relations advisors for Kodiak.

About Kodiak Robotics, Inc.

Kodiak Robotics, Inc. was founded in 2018 and has become a leader in autonomous ground transportation committed to a safer and more efficient future for all. The company has developed an artificial intelligence (AI) powered technology stack purpose-built for commercial trucking and the public sector. The company delivers freight daily for its customers across the southern United States using its autonomous technology. In 2024, Kodiak became the first known company to publicly announce delivering a driverless semi-truck to a customer. Kodiak is also leveraging its commercial self-driving software to develop, test and deploy autonomous capabilities for the U.S. Department of Defense.

About Ares Acquisition Corporation II

Ares Acquisition Corporation II (NYSE: AACT) is a special purpose acquisition company affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, each as amended. These include AACT’s or Kodiak’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Kodiak’s and AACT’s expectations with respect to future performance, the addressable market for Kodiak’s products, Kodiak’s operational and product roadmap and its ability to produce its products at a commercial level, the competitive and regulatory landscape for Kodiak’s products, Kodiak’s estimated target economics, the

4

capitalization of AACT after giving effect to the proposed business combination between AACT and Kodiak (the “proposed business combination”) and expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination (the “combined company”). These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of Kodiak’s products; risks related to working with third-party manufacturers for key components of Kodiak’s products; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the proposed business combination with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this press release contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this press release includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

5

Additional Information and Where to Find It

In connection with the proposed business combination, AACT and Kodiak plan to file the Registration Statement with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of AACT to vote on the proposed business combination. AACT and Kodiak also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

6

No Offer or Solicitation

This press release shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This press release is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Contacts

Kodiak Media Relations

Daniel Goff

Director of External Affairs

+1 646-515-3933

dan@kodiak.ai

Stacy Morris

PR Consultant

+1 310-415-9188

stacy.morris@futuristacommunications.com

Kodiak Investor Relations

Lauren Sloane

The Blueshirt Group for Kodiak

Lauren@blueshirtgroup.com

Ares Media Relations

Jacob Silber

media@aresmgmt.com

Ares Investor Relations

Carl Drake and Greg Mason

+1 888-818-5298

ir@aresacquisitioncorporationii.com

7

Exhibit 99.2

kodiak
Self-driving
Kodiak Robotics, Inc.

# kodiak

APRIL 14, 2025

Exhibit 99.2 APRIL 14, 2025

Disclaimer Kodiak Robotics, Inc. (“Kodiak” or the “Company”) and Ares Acquisition Corporation II (“AACT”) are providing this presentation and the accompanying oral remarks (collectively, the “Presentation”) to assist interested parties in making their own evaluation with respect to a potential business combination of Kodiak and AACT and related transactions (the “Proposed Business Combination”). The Presentation is for informational purposes only and is being provided to you solely in your capacity as a potential investor in the combined company resulting from the Proposed Business Combination. Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of its contents, without the prior written consent of Kodiak and AACT is prohibited. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that (a) it is aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, (b) it is familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and (c) it will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, Rule 10b-5 thereunder. INDUSTRY AND MARKET DATA All information and opinions expressed in this Presentation, including market data and other statistical information, was obtained from or based on sources believed to be reliable as of the date of this Presentation and has been provided in good faith. Neither Kodiak, AACT, nor any of their respective afﬁliates, directors, ofﬁcers, employees or advisers or any other person has independently veriﬁed the information in this Presentation and no representation or warranty, express or implied, is or will be given by any such person as to its accuracy or completeness of information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction. This Presentation includes certain data also based on the good faith estimates of Kodiak and AACT, which are derived from their respective reviews of internal and independent sources. This Presentation contains preliminary information only, is subject to change at any time and is not and should not be assumed to be complete. This Presentation does not constitute all the information necessary to adequately evaluate and make an informed decision with respect to an investment in the Proposed Business Combination, any engagement with Kodiak and AACT or any other matter. Kodiak and AACT disclaim any duty to update the information contained in this Presentation. Viewers of this Presentation should make their own evaluation of the Proposed Business Combination or any other transaction and of the relevance and adequacy of the information and should make other investigations they deem necessary. FORWARD-LOOKING STATEMENTS This Presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, each as amended. These include AACT's or Kodiak's or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identiﬁed by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Kodiak’s and AACT’s expectations with respect to future performance, the addressable market for Kodiak’s products, Kodiak’s operational and product roadmap and its ability to produce its products at a commercial level, the competitive and regulatory landscape for Kodiak’s products, Kodiak’s estimated target economics, the capitalization of AACT after giving effect to the Proposed Business Combination between AACT and Kodiak and expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination (the “combined company”). These statements are based on various assumptions, whether or not identiﬁed in this Presentation, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a deﬁnitive statement of fact or probability. Actual events and circumstances are difﬁcult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, ﬁnancial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected beneﬁts of the Proposed Business Combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated beneﬁts of the Proposed Business Combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of Kodiak’s products; risks related to working with third-party manufacturers for key components of Kodiak’s products; risks related to the retroﬁtting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in ﬁlings and potential ﬁlings by Kodiak, AACT or the combined company resulting from the Proposed Business Combination with the U.S. Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a deﬁnitive statement of fact or probability. Proprietary & Conﬁdential | 2

Disclaimer (continued) In addition, forward-looking statements reﬂect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT speciﬁcally disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective afﬁliates have any obligation to update this Presentation other than as required by law. In addition, this presentation contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this presentation includes estimates and targets and involves signiﬁcant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the Proposed Business Combination, AACT and Kodiak plan to ﬁle a registration statement on form S-4 (the “Registration Statement”) with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of AACT to vote on the Proposed Business Combination. AACT and Kodiak also plan to ﬁle other documents and relevant materials with the SEC regarding the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the deﬁnitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be established for voting on the Proposed Business Combination. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are ﬁled with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents ﬁled by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this Presentation is not incorporated by reference into, and is not a part of, this Presentation. PARTICIPANTS IN THE SOLICITATION AACT, Kodiak and their respective directors and executive ofﬁcers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the Proposed Business Combination. Security holders may obtain more detailed information regarding the names, afﬁliations and interests of certain of AACT’s executive ofﬁcers and directors in the solicitation by reading AACT’s ﬁnal prospectus related to its initial public offering ﬁled with the SEC on April 24, 2023, the deﬁnitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials ﬁled with the SEC in connection with the Proposed Business Combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement. NO OFFER OR SOLICITATION This Presentation shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the Proposed Business Combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation. TRADEMARKS AND TRADE NAMES Kodiak and AACT own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names, or products in this Presentation is not intended to, and does not, imply a relationship with Kodiak or AACT, or an endorsement or sponsorship by or of Kodiak or AACT. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Kodiak or AACT will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Proprietary & Conﬁdential | 3

# Today's Presenters

kodiak

ARES ACQUISITION CORPORATION II

Don Burnette
Founder and CEO

Eric Chow
CFO

Michael Wiesinger
COO

Allyson Satin
COO, AACT

kodiak
Proprietary & Confidential | 4

Today’s Presenters Don Burnette Eric Chow Michael Wiesinger Allyson Satin Founder and CEO CFO COO COO, AACT Proprietary & Conﬁdential | 4

Kodiak to Go Public in Partnership with Ares Acquisition Corp. II (3) Ares Platform Expertise Ares’ Sponsorship & Deep Investing Experience ● Ares Management Corporation (“Ares” | NYSE:ARES) is a (4) (5) (1) global alternative asset manager with $525b+ of AUM $90b+ invested 10+ IPOs ● Ares Acquisition Corporation II (“AACT” | NYSE:AACT) is successfully brought to market in transportation, logistics and a special purpose acquisition company with $551m technology since inception cash-in-trust ○ Unique opportunity as AACT is one of three SPACs Ares & Kodiak Partnership (2) with $300m+ of cash remaining in trust ● Ares offers meaningful value creation capabilities for its investments: ○ Demonstrated track record accessing the public ● 20+ year track record of value ● A leading autonomous trucking markets creation for public markets provider investors ○ Signiﬁcant experience managing and growing ● Customer-owned, driverless publicly traded companies and ● 5 listed vehicles and $70b+ in trucks making 24/7 deliveries (6) market cap today ○ Dedicated portfolio management teams with experience across market cycles● $30m of ﬁnancing to Kodiak to ● Seasoned team and deep bench support continued platform including experience at (7) growth autonomous industry pioneers Ares and AACT Will Accelerate and Support Kodiak’s Growth Plan Note: As of December 2024 unless otherwise noted. AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a registered investment advisor and a wholly owned portfolio company of Ares Capital Corporation, a subsidiary of Ares. (1) AUM pro-forma for closing of the GLP International acquisition which occurred on March 1, 2025. (2) SPACResearch as of 3/24/25, excludes SPACs with announced transactions. (3) Investment experience includes IPOs and invested capital from relevant investments made by Ares Private Equity, Ares Opportunistic Credit and Ares Direct Lending, including Ares Capital Corporation. (4) Represents IPOs or public market sales of ACOF portfolio companies from inception to date. (5) Represents total invested capital since inception across transportation, logistics, and technology related sectors by ACOF, ASOF, EDL as of 12/31/2024 and USDL as of 9/30/2024. (6) Includes the combined market capitalization of ARCC, ARDC, ARES, AACT and ACRE as of 12/31/24. (7) Includes $10 million of Simple Proprietary & Conﬁdential | 5 Agreements for Future Equity (“SAFEs”) funded to-date and $20 million of Second Lien Convertible Notes expected to fund in connection with the signing of a business combination agreement.

Value Creation Through Kodiak & AACT Partnership Signiﬁcant Total Addressable Market Opportunity (1) $4+ trillion TAM across commercial trucking and public sector opportunities - Kodiak’s target applications Compelling Tailwinds in Autonomous Trucking Autonomy helps solve industry pain points, including chronic issues of driver shortage and rising costs, and we believe offers increased safety, efﬁciency, and ancillary beneﬁts Autonomous Trucking Business Generating Revenue Today with Strong Customer Traction Customer-owned driverless trucks operating in the Permian Basin through partnership with Atlas Energy Solutions; Making deliveries across four active freight lanes with leading shippers and carriers Single Technology Platform Uniﬁed architecture leverages the same core software, hardware, and AI models across all deployments and use cases to maximize reliability, scalability, and efﬁciency Value Creation through Near Term Capital Support from Ares & Existing Shareholders Private ﬁnancing raised from Ares, existing shareholders, and ARK Investments to support Kodiak’s growth; (2) 100% rollover from existing investors; $551 million AACT cash-in-trust (1) Veriﬁed Market Research, Road Freight Transportation Market Size and Forecast. TAM presented is as of 2023 for the global road freight transportation market. Proprietary & Conﬁdential | 6 (2) As of December 31, 2024

# Kodiak Overview

01

kodiak

Proprietary and Confidential

2025

Kodiak Overview a Proprietary and Conﬁdential 2025 01

kodiak
Self-driving truck
Building the world's safest driver.
kodiak

kodiak Proprietary and Confidential 2025 8

Kodiak delivers AI-powered autonomy that tackles some of the tough driving jobs that help keep the world moving. a Proprietary and Conﬁdential 2025 8

# Transportation Faces Growing Challenges

## Labor Shortages & Workforce Challenges

Long hours, time away from home, and dangerous working conditions

Estimated **60k**[1] truck driver shortage as of 2024, with **1m+** drivers needed over the next decade[2]

**70+%** annual turnover rate of driver pools for large truckload fleets[3]

## Safety Risks

Fatigue, distraction, and extreme conditions increase risk

**85+%**[4] of truck crashes are caused by human error. From 2021-2023, large truck crashes resulted in over 15,000 deaths[5]

## Rising Costs & Inefficiencies

Fuel costs, inefficient driving, and delays increase expenses

## Strategic & Operational Pressures

**71%** of retailers target next-day or same-day delivery to meet consumer demand[6]

kodiak

Proprietary & Confidential | 9

Transportation Faces Growing Challenges Trucking is demanding and unforgiving—we believe rising costs, safety risks, and workforce shortages are straining the industry. Labor Shortages & Safety Workforce Challenges Risks Long hours, time away from home, and Fatigue, distraction, and extreme dangerous working conditions conditions increase risk (1) (4) Estimated 60k truck driver shortage 85+% of truck crashes are caused as of 2024, with 1m+ drivers needed by human error. From 2021-2023, (2) over the next decade large truck crashes resulted in over (5) 15,000 deaths 70+% annual turnover rate of driver (3) pools for large truckload ﬂeets Rising Costs & Strategic & Inefﬁciencies Operational Pressures Fuel costs, inefﬁcient driving, and delays 71% of retailers target next-day or increase expenses same-day delivery to meet consumer (6) demand Since 2014, overall trucking costs are up ~33% , driver wages are up ~68%, and (3) insurance costs are up ~39% (1) American Transportation Research Institute, Critical Issues in the Trucking Industry - 2024, October 2024. (2) American Trucking Association, ATA Releases Updated Driver Shortage Report and Forecast, July 23, 2019. (3) American Transportation Research Institute, An Analysis of the Operational Costs of Trucking: 2024: Update, June 2024. Annualized turnover presented is as of 2023 for ﬂeets with 251 trucks or more, and overall trucking costs, driver wages, and insurance costs comparison is from 2014 to 2023. (4) FMCSA, The Large Truck Crash Causation Study - Analysis Brief, July 2007. Data is from April 2001 to December 2003. (5) FMCSA, Motor Carrier Safety Progress Report Federal Motor Carrier Safety Proprietary & Conﬁdential | 9 Administration, as of March 31, 2024. (6) Retailer Industry Leaders Association and McKinsey & Company, Retail Speaks. Retailer delivery speed goals as of 2022.

## Kodiak Driverless Trucks are on the Road

Kodiak has launched fully-driverless operations with Atlas Energy Solutions, hauling goods up to 24/7

## Revenue-Generating Autonomy

Leading shippers and carriers are paying Kodiak market rates to run freight using Kodiak-equipped autonomous trucks today

## Real-World Operations

The Kodiak Driver has logged over 2.6m autonomous miles[1] across multiple environments and trucking applications

## Customers are Ready

Industry leaders are eager to adopt Kodiak's driverless technology, moving beyond pilots to real operations

kodiak Proprietary & Confidential | 10

Autonomy is the Solution—Kodiak’s AI Driver is Operating Today The Kodiak Driver is an AI-powered autonomous system built to handle some of the world’s toughest trucking jobs—delivering driverless technology that is safe, scalable, and commercially deployed today. Kodiak Driverless Revenue-Generating Trucks are on the Road Autonomy Kodiak has launched fully-driverless Leading shippers and carriers are operations with Atlas Energy paying Kodiak market rates to run Solutions, hauling goods up to 24/7 freight using Kodiak-equipped autonomous trucks today Real-World Operations Customers are Ready The Kodiak Driver has logged over Industry leaders are eager to adopt (1) 2.6m autonomous miles across Kodiak’s driverless technology, moving multiple environments and trucking beyond pilots to real operations applications (1) Data as of February 28, 2025, by Kodiak and customer vehicles, inclusive of autonomous driving with Safety Driver present. Proprietary & Conﬁdential | 10

## Commercial Trucking Opportunity

$4t+
Global Commercial Trucking Market(1)
~$1t
US Commercial Trucking Market(2)

## Kodiak Trucking Applications

Commercial Trucking

Public Sector

kodiak

Proprietary & Confidential | 11

Delivering in a $4t+ Market that Keeps the World Moving Commercial Trucking Opportunity Kodiak Trucking Applications $4t+ ~$1t Global Commercial US Commercial (1) (2) Commercial Trucking Public Sector Trucking Market Trucking Market (1) Veriﬁed Market Research, Road Freight Transportation Market Size and Forecast. TAM presented is as of 2023 for the global road freight transportation market. (2) ATA American Trucking Trends, 2024 Gross Proprietary & Conﬁdential | 11 Freight Trucking Revenues for 2023 in the United States.

# A Business Model Tailored to Customer Operations

| | Commercial Trucking | Public Sector |
|---|---|---|
| Overview | **Kodiak Driver-as-a-Service**<br>Integrating the Kodiak Driver into customer fleets | |
| Revenue | Per Mile License Fee<br>*or*<br>Per Vehicle License Fee | R&D Funding &<br>Fee Per Vehicle |
| Services | Operation and System Support | Sustainment Services |
| Expected Contract Duration | 3-4 Years per Truck | 4+ Years on Sustainment Services |
| Expenses | **Variable Expense:** Hardware cost, remote and on-site support, other<br>**Fixed Costs:** R&D, S&M, G&A | |
| Balance Sheet | Asset-Light Business Model | |

kodiak

Proprietary & Confidential | 12

A Business Model Tailored to Customer Operations Commercial Trucking Public Sector Kodiak Driver-as-a-Service Overview Integrating the Kodiak Driver into customer ﬂeets Per Mile License Fee R&D Funding & Revenue or Fee Per Vehicle Per Vehicle License Fee Services Operation and System Support Sustainment Services Expected Contract 4+ Years on Sustainment 3-4 Years per Truck Duration Services Variable Expense: Hardware cost, remote and on-site support, other Expenses Fixed Costs: R&D, S&M, G&A Asset-Light Business Model Balance Sheet Proprietary & Conﬁdential | 12

## Single AI Driver

Highway

Surface Streets

Dirt Roads

Off-Road

A unified virtual driver powered by parallel deep neural networks, continuously learning across domains for efficient, scalable autonomy.

## AI-Driven Autonomy; Independent of HD Maps

Free from HD map constraints, our system is designed to see the road, analyze its surroundings, and drive based on real-time perception—adapting to construction, obstacles, and shifting lanes.

## Common Technology Platform

A vehicle-agnostic[1] self-driving system with redundant safety-critical functions, built to operate across multiple platforms—and operating today.

## Modular Hardware

Designed for easy maintenance with no special training—faster to replace than a tire, designed to maximize system uptime.

kodiak

(1) Subject to certain minimum specifications.

Proprietary & Confidential | 13

Kodiak’s AI-Driven Approach to Ground Autonomy—The Kodiak Driver AI-Driven Autonomy; Common Modular Single AI Driver Independent of HD Maps Technology Platform Hardware Highway Surface Streets Dirt Roads Off-Road (1) A uniﬁed virtual driver powered by Free from HD map constraints, A vehicle-agnostic self-driving Designed for easy maintenance parallel deep neural networks, our system is designed to see the system with redundant with no special training—faster to continuously learning across road, analyze its surroundings, safety-critical functions, built to replace than a tire, designed to domains for efﬁcient, scalable and drive based on real-time operate across multiple maximize system uptime. autonomy. perception—adapting to platforms—and operating today. construction, obstacles, and shifting lanes. (1) Subject to certain minimum speciﬁcations. Proprietary & Conﬁdential | 13

# History of Reaching Major Milestones

## 2018 - 2021

**APR '18**
Kodiak founded

**JUL '19**
First autonomous commercial delivery in Texas

## 2022

**JUN '22**
SensorPods introduced

**OCT '22**
Awarded U.S. DoD Program of Record contract for autonomous Army ground vehicles

## 2023

**MAR '23**
24/6 DAL <> ATL operations

**DEC '23**
Ford F-150 unveiled - autonomous off-road vehicle for DoD

**DEC '23**
Houston truckport established with Ryder

## 2024

**JAN '24**
Launch of Gen6 driverless-ready truck platform

**MAY '24**
Partnership with Textron Systems for unmanned military vehicle

**MAY '24**
First commercial driverless freight delivery

**JUL '24**
MSA signed with Atlas Energy

**JUL '24**
Kodiak, J.B. Hunt, and Bridgestone collaboration

**SEP '24**
Driverless Textron Systems RIPSAW® M3 unveiled

**DEC '24**
Delivered first 2 driverless Kodiak Driver-equipped semi-trucks to Atlas

## 2025

**MAR '25**
Surpassed 750 hours of commercial driverless operations

**MAR '25**
First 100 truck commitment from Atlas

Select Commercial Partners[(1)]

WERNER ENTERPRISES | C.R. England | DEFENSE INNOVATION UNIT | Martin Brower. | Atlas Energy Solutions | J.B. HUNT | BRIDGESTONE

kodiak
Proprietary & Confidential | 14

History of Reaching Major Milestones 2018 - 2021 2022 2023 2024 2025 APR ‘18 JUL ’19 JUN ‘22 OCT ‘22 MAR ‘23 DEC ‘23 JAN ‘24 MAY ‘24 JUL ‘24 SEP ‘24 MAR ‘25 Kodiak First SensorPods Awarded U.S. 24/6 Ford F-150 Launch of Gen6 Partnership MSA signed Driverless Surpassed 750 founded autonomous introduced DoD Program of DAL <> ATL unveiled - driverless-ready with Textron with Atlas Textron hours of commercial Record contract operations autonomous Systems for Energy Systems commercial truck platform delivery for autonomous off-road unmanned RIPSAW® M3 driverless in Texas Army ground vehicle for military vehicle unveiled operations vehicles DoD DEC ‘23 MAY ‘24 JUL ‘24 DEC ‘24 MAR ‘25 Houston First Kodiak, J.B. Delivered ﬁrst First 100 truck truckport commercial Hunt, and 2 driverless commitment established driverless Bridgestone Kodiak from Atlas with Ryder freight delivery collaboration Driver-equipped semi-trucks to Atlas Select Commercial (1) Partners (1) Kodiak has also announced partnerships with IKEA, Loadsmith, and Maersk, and has a number of other yet to be announced partnerships. Proprietary & Conﬁdential | 14

# Real-World Impact and Demonstrated Market Leadership

Self-driving truck
kodiak

| Loads Delivered[1] | Autonomous Miles Driven[1] |
| --- | --- |
| 7,000+ | 2.6m+ |

| Network Size[2] | Hours of Paid Driverless Operations[3] |
| --- | --- |
| 20k miles | 750+ |

kodiak Proprietary & Confidential | 15

Real-World Impact and Demonstrated Market Leadership Autonomous (1) (1) Loads Delivered Miles Driven 7,000+ 2.6m+ Hours of Paid (2) (3) Network Size Driverless Operations 20k miles 750+ (1) Data as of February 28, 2025, by Kodiak and customer vehicles, inclusive of autonomous driving with Safety Driver present. (2) Network represents miles for Commercial Trucking and Public Sector routes operated by Proprietary & Conﬁdential | 15 Kodiak. (3) Data as of March 31, 2025.

# Outpacing the Competition

| | kodiak | Aurora |
|---|---|---|
| Autonomous Miles Driven | 2.6m+[1] | 2.6m+[2] |
| Customer-Owned Driverless Trucks | 2 | 0 |
| Hours of Paid Driverless Operations | 750+[3] | 0 |
| Quarterly Cash Burn[4] | ~$20m | ~$150m |

kodiak

Proprietary & Confidential | 16

Outpacing the Competition (1) (2) Autonomous 2.6m+ 2.6m+ Miles Driven Customer-Owned Driverless Trucks 2 0 (3) Hours of Paid Driverless Operations 750+ 0 Quarterly (4) Cash Burn ~$20m ~$150m (1) Data as of February 28, 2025 by Kodiak and customer vehicles, inclusive of autonomous driving with Safety Driver present. (2) Aurora’s Q4 earnings released February 12, 2025. Proprietary & Conﬁdential | 16 (3) Data as of March 31, 2025. (4) Figures as of Q4'24. Quarterly cash burn deﬁned as cash ﬂow from operating activities less capital expenditures.

# Kodiak is Focused on Efficient Use of Partnerships to Manage Time and Costs

| | kodiak | Aurora |
|---|---|---|
| Navigation | ✓ No HD maps. Designed to see the road, analyze surroundings, and drive based on real-time perception<br>✓ Critical for off-road capabilities | • HD maps offer rich detail, but are expensive to build and maintain, and require frequent updates |
| LiDAR | ✓ Third-party suppliers provide manufacturing and supply chain redundancies with economies of scale | • In-house development of LiDAR creates economy of scale constraints<br>• Requires additional R&D and headcount expense |
| Integration | ✓ Modular components provide accelerated path to market<br>✓ Simplified maintenance designed to increase uptime | • Limited commercialization ability due to design dependence on other OEM<br>• Slower execution timeline |

kodiak

Statements on this slide reflect the opinions of Kodiak management and AACT only.

Proprietary & Confidential | 17

Kodiak is Focused on Efﬁcient Use of Partnerships to Manage Time and Costs No HD maps. Designed to see the road, analyze ● HD maps offer rich detail, but are expensive surroundings, and drive based on real-time to build and maintain, and require frequent Navigation perception updates Critical for off-road capabilities Third-party suppliers provide manufacturing and ● In-house development of LiDAR creates supply chain redundancies with economies of economy of scale constraints scale LiDAR ● Requires additional R&D and headcount expense Modular components provide accelerated path ● Limited commercialization ability due to to market design dependence on other OEM Integration Simpliﬁed maintenance designed to increase ● Slower execution timeline uptime Proprietary & Conﬁdential | 17 Statements on this slide reﬂect the opinions of Kodiak management and AACT only.

# Kodiak’s Core Value: Safety First, and Always

## Kodiak’s Safety Case Framework

Safety Culture & SMS
Engineered to Drive Safely
Manufacturing and Quality
Operationally Safe
Vigilant on Cyber Security
Field Monitoring & Continuous Improvement

kodiak
Proprietary & Confidential | 18

Kodiak’s Core Value: Safety First, and Always Kodiak’s Safety Case Framework Safety is the foundation of everything we build. It’s not an afterthought—it’s the driving force behind what we do and why we do it. Safety Culture Engineered Manufacturing & SMS to Drive Safely and Quality Kodiak’s Safety Case Framework is a structured approach that provides clear, evidence-backed reasoning for how we manage the risks of autonomous vehicle operations, fostering conﬁdence among customers, regulators, and the general public. Operationally Vigilant on Field Monitoring & Safe Cyber Security Continuous Improvement Proprietary & Conﬁdential | 18

# Experience That Drives Innovation

**Don Burnette**
CEO/Founder
OTTO Uber W G

**Andreas Wendel**
CTO
W G

**Michael Wiesinger**
COO
BCG DAIMLER TRUCK

**Eric Chow**
CFO
VISA hp Microsoft LAZARD

**Jordan Coleman**
Chief Legal & Policy Officer
WGR

**Gerhard Eschelbeck**
CISO
G

**Jamie Hoffacker**
VP of Hardware
G lyft

**Zsuzsanna Major**
VP of People
KITTYHAWK

**Tyler Rosengren**
VP of Marketing
anki

kodiak
Proprietary & Confidential | 19

Experience That Drives Innovation Don Burnette Andreas Wendel Michael Wiesinger Eric Chow Jordan Coleman CEO/Founder CTO COO CFO Chief Legal & Policy Ofﬁcer Gerhard Eschelbeck Jamie Hoffacker Zsuzsanna Major Tyler Rosengren CISO VP of Hardware VP of People VP of Marketing Proprietary & Conﬁdential | 19

# Guided by Industry Leaders

**Chad Dittberner**
SVP, Dry & Expedited
Werner Enterprises

**Anne Ferro**
Former Administrator, FMCSA; Former President & CEO, AAMVA

**William Kruger**
VP of Fleet Maintenance & Engineering
UPS

**Shannon Newton**
President
Arkansas Trucking Association

Chairman

**James Reed**
VP of Transportation Development
Walmart

**Brett Suma**
Founder & CEO
Loadsmith

kodiak
Proprietary & Confidential | 20

Guided by Industry Leaders Kodiak’s Industry Advisory Council brings together trucking experts to advise on Kodiak's approach to autonomy, safety case development, commercial deployment, and regulatory challenges. Chad Dittberner Anne Ferro William Kruger SVP, Dry & Expedited Former Administrator, VP of Fleet Maintenance & FMCSA; Former President & Engineering Werner Enterprises CEO, AAMVA UPS Shannon Newton James Reed Brett Suma President VP of Transportation Founder & CEO Development Arkansas Trucking Loadsmith Walmart Association Proprietary & Conﬁdential | 20

# The Kodiak Driver at Work

02

kodiak

Proprietary and Confidential

2025

The Kodiak Driver at Work z Proprietary and Conﬁdential 2025 02

# Coast-to-Coast Commercial Network

- Kodiak Facilities
- Daily Operations
- Operational Ready

Werner Enterprises · J.B. Hunt · Martin Brower · C.R. England · Bridgestone · Atlas Energy Solutions · Defense Innovation Unit

kodiak
Proprietary & Confidential | 22

Coast-to-Coast Commercial Network Current lane network serves some of the most freight (1) dense lanes in the US Kodiak Facilities Daily Operations Operational Ready Announced customer relationships with some of (2) the country’s largest transportation providers (1) Network represents miles for commercial trucking routes operated by Kodiak. Proprietary & Conﬁdential | 22 (2) Kodiak has also announced customer relationships with IKEA, Loadsmith, and Maersk, and has a number of other yet to be announced relationships with major shippers and carriers.

# Building the Roadmap for Autonomous Trucking—Together

## Program Phases

- 360° Discovery
- Network & Value Assessment
- End-to-End Solution Definition
- Fleet & System Integration
- Customer Success Roadmap
- Rollout & Scale

## Parallel Active Operations

- Partner with customers to deliver freight using Kodiak fleet and identify integration requirements
- Driverless deliveries utilizing Kodiak fleet
- Driverless deliveries with Kodiak Driver on partner fleets kodiak

Proprietary & Confidential | 23

Building the Roadmap for Autonomous Trucking—Together Kodiak collaborates with ﬂeet partners to integrate the Kodiak Driver into their operations through its Partner Deployment Program. This structured, multi-step framework provides a clear, strategic path for incorporating autonomous trucks into ﬂeet operations and daily workﬂows. Program Phases 360° Network & End-to-End Fleet & Customer Rollout & Discovery Value Assessment Solution Deﬁnition System Integration Success Roadmap Scale Parallel Active Operations Driverless deliveries Partner with customers to deliver freight using Kodiak Driverless deliveries with Kodiak Driver on ﬂeet and identify integration requirements utilizing Kodiak ﬂeet partner ﬂeets Proprietary & Conﬁdential | 23

# Scaling Driverless Trucks with Atlas Energy Solutions

Fountainhead

"We plan to be adding additional autonomous trucks to the fleet with the goal of going to a significantly higher number. We're really excited about what we've seen."

John Turner
Atlas, President and CEO

Atlas Energy Solutions

## First Known Publicly Announced Driverless Trucks in Commercial Operations

| 2 | 100 | 750+ |
|---|---|---|
| Customer-Operated Driverless Semi-Trucks[1] | Initial Truck Commitment | Hours of Paid Driverless Operations[1] |

(1) Data as of March 31, 2025.

kodiak
Proprietary & Confidential | 24

Scaling Driverless First Known Publicly Announced Driverless Trucks with Atlas Trucks in Commercial Operations Energy Solutions ● Solving operational challenges – Kodiak’s driverless technology helps Atlas address challenges with driver recruitment, high labor costs, and demanding operating conditions, strengthening its competitiveness. ● Customer-owned driverless deployment – Atlas Energy Solutions operates its own ﬂeet of Kodiak-equipped semi-trucks. ● Revenue-generating driverless operations today – delivering day and night in most weather conditions. ● Integrated with Atlas’s 42-mile Dune Express conveyor system for end-to-end automation. “We plan to be adding additional autonomous trucks to the ﬂeet with the goal of going to a ● Commitment from Atlas to order initial 100 trucks secured signiﬁcantly higher number. We’re really after Kodiak exceeded key performance and operational milestones in March 2025. excited about what we’ve seen.” John Turner Atlas, President and CEO 2 100 750+ Customer-Operated Initial Truck Hours of Paid (1) (1) Driverless Semi-Trucks Commitment Driverless Operations Proprietary & Conﬁdential | 24 (1) Data as of March 31, 2025.

# Kodiak and J.B. Hunt Move Freight Autonomously Between Dallas and Atlanta

J.B. HUNT
J.B. HUNT
BRIDGESTONE

**150+** Loads Delivered(1)

**DAL ‹ › ATL** Lanes Operated

**120k+** Miles Traveled(1)

kodiak
Proprietary & Confidential | 25

Kodiak and J.B. Hunt ● Long-haul autonomy in operation – The Kodiak Driver Move Freight moves freight between Dallas and Atlanta, running beyond a single driver’s 11 hours of service limit, enabling Autonomously faster delivery. ● Integrated with J.B. Hunt’s network – J.B. Hunt handles Between Dallas and ﬁrst- and last-mile delivery, with trailer transfers at Kodiak facilities. Atlanta ● Shipper-backed deployment – Kodiak and J.B. Hunt’s collaboration has moved freight for Bridgestone (SC to TX) and other major shippers (TX to GA). ● Demonstrated performance – Running 24 hours a day, four days a week, showing the reliability of autonomous trucking. Loads Lanes (1) Delivered Operated 150+ DAL ATL Miles (1) Traveled 120k+ (1) Loads delivered and miles traveled as of Feb 28, 2025. Proprietary & Conﬁdential | 25

# Integrating Autonomy Into Freight Operations

WERNER
WE KEEP AMERICA MOVING
kodiak

WERNER ENTERPRISES

**250+** Loads Delivered(1)

**200k+** Miles Traveled(1)

**DAL ‹› JAC**
**DAL ‹› ATL** Lanes Operated

kodiak
Proprietary & Confidential | 26

Integrating ● Operational since 2022 – Currently running 24-hour Autonomy Into autonomous trucking operations, four days a week. ● Integrated partnership – Werner is part of Kodiak’s Freight Operations Partner Deployment Program and Industry Advisory Council, helping shape the future of autonomous logistics. ● Expanding system capabilities – Working together to integrate Kodiak’s autonomous technology into Werner’s operations. ● Scalable operations – Hundreds of thousands of miles traveled and hundreds of loads delivered, demonstrating the impact of autonomous freight. DAL JAC Loads Lanes (1) Delivered Operated 250+ DAL ATL Miles (1) Traveled 200k+ (1) Loads delivered and miles traveled as of March 19, 2025. Proprietary & Conﬁdential | 26

Delivering Military Robotic Combat Vehicle (RCV) Program Ground Autonomy with Proven AI Kodiak was competitively selected and entered into a contract with the U.S. Army in October 2022 to deliver an end-to-end autonomous solution for the U.S. Army Robotic Combat Vehicle Program. ● Received ~$30m for the 3-year program to date. ● Completed real-world testing in off-road and combat-relevant environments, including California mountainous grassland, Texas desert, and Michigan snow. Proprietary & Conﬁdential | 27

Strategic Relationship Supporting the U.S. Army’s RCV Program ● Strategic Collaboration with RCV Vehicle Competitor - Textron Systems is in active competition for the U.S. Army’s Robotic Combat Vehicle program. ● Uncrewed Vehicle Operations - Integration with RIPSAW® M3, which has no room for a driver. “The collaboration between Textron Systems and ● Assisted Autonomy Flexibility - Assisted Kodiak demonstrates a transformative solution for Autonomy enables ﬂexible operations across the U.S. military, representing a major step forward operating domains. in delivering a mission-ready autonomous system. We believe our work together will help redeﬁne the future of uncrewed ground vehicles, bringing cutting-edge autonomous technology to our industry-leading vehicles.” David Phillips Senior Vice President, Air, Land and Sea Systems at Textron Systems Proprietary & Conﬁdential | 28

# Technology

03

kodiak

Proprietary and Confidential

2025

Technology Proprietary and Conﬁdential 2025 03

# Single Technology Platform

One Common Technology

**AI Behind the Wheel**

Perception, planning, and control for autonomous driving.

**Modular Hardware Built to Scale**

SensorPods, compute, and safety redundancies.

**Oversight and Integration Tools**

Offboard systems for monitoring, validation, and fleet operations.

**kodiak***Driver*

Driving Autonomy Across Applications

kodiak

Proprietary & Confidential | 30

Single Technology Platform Kodiak’s integrated platform combines advanced software with modular hardware. AI Behind Modular Hardware Oversight and One Common the Wheel Built to Scale Integration Tools Technology Perception, planning, and SensorPods, compute, and Offboard systems for control for autonomous driving. safety redundancies. monitoring, validation, and ﬂeet operations. Driving Autonomy Across Applications Proprietary & Conﬁdential | 30

# AI That Sees, Thinks, and Drives

### Multi-Sensor Perception

Kodiak AI treats all sensors—LiDAR, radar, and cameras—as equal, with an architecture designed to maximize the value of each data source without over-relying on a single sensor.

### Scalable, Adaptable AI

Modular design supports hardware upgrades and sensor changes without requiring full system retraining.

### Iterative Development

A rigorous approach combining real-world testing, simulation, and validation informs continuous software improvement efforts.

kodiak

Proprietary & Confidential | 31

AI That Sees, Thinks, and Drives Advanced AI designed to drive in a wide range of environments - A single AI-powered driver operates across commercial trucking and public sector applications without retraining. Multi-Sensor Perception Scalable, Adaptable AI Iterative Development Kodiak AI treats all sensors—LiDAR, Modular design supports hardware A rigorous approach combining radar, and cameras—as equal, with an upgrades and sensor changes without real-world testing, simulation, and architecture designed to maximize the requiring full system retraining. validation informs continuous value of each data source without software improvement efforts. over-relying on a single sensor. Proprietary & Conﬁdential | 31

# Modular Hardware Powering Driverless Operations

SensorPods
Perception Sensors
Redundant Steering
AI Compute Stack
Compute, Networking, Communications, Power Distribution, Cooling
Redundant Power
Redundant Braking
Actuation Control Engine (ACE)
Safety Critical Controller
Sensing + Thinking
Safety + Redundancy

### SensorPods

### Redundant Architecture

### Actuation Control Engine (ACE)

Kodiak's safety-critical ACE provides real-time, redundant actuation for precise vehicle control. Designed with a universal interface using industry standards for efficient vehicle integration.

### Ecosystem Approach

Kodiak partners with leading providers of sensors, compute, actuation, and power to accelerate deployment and improve efficiency.

kodiak
Proprietary & Confidential | 32

Modular Hardware Powering Driverless Operations SensorPods SensorPods Self-contained modules with LiDAR, radar, and Perception Sensors cameras for perception. Patent-pending quick-disconnect attachment enables fast ﬁeld swaps without specialized training, and is designed to maximize uptime and utilization. Redundant Steering Redundant Architecture Redundant compute, sensing, power, and actuation promote safe and reliable driverless operation, even in the event of a partial equipment failure. Actuation Control Engine (ACE) AI Compute Stack Kodiak’s safety-critical ACE provides real-time, Compute, Networking, redundant actuation for precise vehicle control. Communications, Power Distribution, Cooling Designed with a universal interface using industry standards for efﬁcient vehicle integration. Redundant Braking Redundant Power Ecosystem Approach Kodiak partners with leading providers of sensors, Actuation Control Engine (ACE) compute, actuation, and power to accelerate Safety Critical Controller deployment and improve efﬁciency. Sensing + Thinking Safety + Redundancy Proprietary & Conﬁdential | 32

# Versatile Autonomy Built For Scale

### Efficient Integration

Modular design and custom calibration streamline upfit with minimal touch.

### Proven Across Platforms

Integrated on four vehicle types, with the capability to retrofit new models in-house and scalable production with upfit partners.

### Eco-System First Approach

### Meeting Customer Needs

Autonomy isn't one-size-fits-all. The Kodiak Driver is engineered to meet fleet preferences across OEMs, models, and configurations—and to haul a wide range of trailer types and weights.

### Platform Integrations

Kenworth T680 (2018)

Ford F-150 (2023)

Peterbilt 567 (2024)

Textron Systems RIPSAW® M3 (2024)

### Freight Hauling

MAERSK

Container Freight

Dry Van

Refrigerated Freight

Hopper Trailers

kodiak

Proprietary & Confidential | 33

Versatile Autonomy Built For Scale Platform Integrations Freight Hauling Efﬁcient Integration Modular design and custom calibration streamline upﬁt with minimal touch. Kenworth Container T680 (2018) Freight Proven Across Platforms Integrated on four vehicle types, with the capability to retroﬁt new models in-house and scalable production with upﬁt partners. Ford F-150 Dry (2023) Van Eco-System First Approach Partnerships with OEMs, Tier 1 suppliers, and contract manufacturers enable scalable AV hardware production. Peterbilt 567 Refrigerated Meeting Customer Needs (2024) Freight Autonomy isn’t one-size-ﬁts-all. The Kodiak Driver is engineered to meet ﬂeet preferences across OEMs, models, and conﬁgurations—and to haul a wide range of trailer types and weights. Textron Systems RIPSAW® M3 Hopper (2024) Trailers Proprietary & Conﬁdential | 33

Kodiak Services: Connecting Autonomy with Customer Operations Customer-Centric Approach - Built in collaboration with partners, Kodiak’s services complement customers’ existing operations rather than reinventing them—delivering maintainable, ﬂexible, and scalable autonomy solutions tailored to customer needs. Integrated with Customer Operations Offboard systems are built to connect with ﬂeet management, transportation management, yard operations, and smart trailer systems for easy adoption. Fleet Management & Control Supports real-time planning, reporting, over-the-air updates, and adaptable routing for routes not previously driven. Remote Assistance & Expanded Capability AI-guarded assistance enables low-latency, high-precision control, extending operations beyond autonomy’s Operational Design Domain (ODD) into unstructured environments. Proprietary & Conﬁdential | 34

# Roadmap

kodiak
Self-driving truck
kodiak

04

kodiak Proprietary and Confidential 2025

Roadmap Proprietary and Conﬁdential 2025 04

# Commercial and Product Roadmap

2024
2025
2026
2027+
Commercial
Commercial Launch
Path to Gross Profit
Path to Scale & Self Funding
10's of Trucks Delivered
100's of Trucks Delivered
1,000's of Trucks Delivered
Product
Validated Lanes
Few Lanes Off-Highway
+Many Lanes Off-Highway
+Few Lanes on Highway
+Many Lanes on Highway
Validated Trailer Configs
Dry Van, Refrigerated, Intermodal, Hopper
+Double Hopper (2x 40')
+Triple Hopper (3x 40')
+ Double Pup (2x 28')
+Triple Pup (3x 28')
Delivery Model
End-to-End to Select Customer Endpoints
End-to-End to Most Customer Endpoints
Fleet Ownership
Kodiak owned
+Customer owned
Daily Uptime
16+ hrs
18+ hrs
20+ hrs
22+ hrs
Truck Platform
Class 8 Sleeper Cab Redundant Platform
Class 8 Day Cab Redundant Platform
Multiple Class 8 OEMs and Vehicle Specs
Kodiak Driver Hardware
In-House AV Component Assembly
Contract Manufacturer for AV Components
Tier1 Hardware-as-a-Service AV Components
Kodiak Driver Integration
OEM Trucks with Kodiak Upfit
OEM Trucks with High Volume Upfit Partner
OEM Lineside Integration
Services
Remote Assist 1: Few
AI Agent Assist
Remote Assist 1: Many
On-Site Support: High
On-Site Support: Low

kodiak

Proprietary & Confidential | 36

Commercial and Product Roadmap 2024 2025 2026 2027+ Commercial Commercial Launch Path to Gross Proﬁt Path to Scale & Self Funding 1,000’s of Trucks Delivered 10’s of Trucks Delivered 100’s of Trucks Delivered Product Few Lanes Off-Highway +Many Lanes Off-Highway +Few Lanes on Highway +Many Lanes on Highway Validated Lanes Dry Van, Refrigerated, Intermodal, Hopper + Double Pup (2x 28’) +Triple Pup (3x 28’) Validated Trailer Conﬁgs +Double Hopper (2x 40’) +Triple Hopper (3x 40’) End-to-End to Select Customer Endpoints End-to-End to Most Customer Endpoints Delivery Model Kodiak owned +Customer owned Fleet Ownership 16+ hrs 18+ hrs 20+ hrs 22+ hrs Daily Uptime Class 8 Sleeper Cab Redundant Platform Class 8 Day Cab Redundant Platform Multiple Class 8 OEMs and Vehicle Specs Truck Platform In-House AV Component Assembly Contract Manufacturer for AV Components Tier1 Hardware-as-a-Service AV Components Kodiak Driver Hardware OEM Trucks with Kodiak Upﬁt OEM Trucks with High Volume Upﬁt Partner OEM Lineside Integration Kodiak Driver Integration Services Remote Assist 1: Few AI Agent Assist Remote Assist 1: Many On-Site Support: High On-Site Support: Low Proprietary & Conﬁdential | 36 Past performance is not a guarantee of future results. There can be no assurance that historical trends will continue or that these results will be achieved.

Current Legal and Regulatory Structure Supports Deployment Regulatory approval in 24 states for driverless operations. Deployment Testing Allowed Silent Human Must Be Present Commercial AVs Only Under 10k lb Driverless Only Kodiak Operational Ready Lanes Proprietary & Conﬁdential | 37

# Business Model Overview

kodiak

05

kodiak

Proprietary and Confidential

2025

Business Model Overview z Proprietary and Conﬁdential 2025 05

# Business Model

| | Commercial Trucking | Public Sector |
|---|---|---|
| Overview | **Kodiak Driver-as-a-Service**<br>Integrating the Kodiak Driver into customer fleets | |
| Revenue | Per Mile License Fee<br>*or*<br>Per Vehicle License Fee | R&D Funding &<br>Fee Per Vehicle |
| Services | Operation and System Support | Sustainment Services |
| Expected Contract Duration | 3-4 Years per Truck | 4+ Years on Sustainment Services |
| Expenses | **Variable Expense:** Hardware cost, remote and on-site support, other<br>**Fixed Costs:** R&D, S&M, G&A | |
| Balance Sheet | Asset-Light Business Model | |

kodiak

Proprietary & Confidential | 39

Business Model Commercial Trucking Public Sector Kodiak Driver-as-a-Service Overview Integrating the Kodiak Driver into customer ﬂeets Per Mile License Fee R&D Funding & Revenue or Fee Per Vehicle Per Vehicle License Fee Services Operation and System Support Sustainment Services Expected Contract 4+ Years on Sustainment 3-4 Years per Truck Duration Services Variable Expense: Hardware cost, remote and on-site support, other Expenses Fixed Costs: R&D, S&M, G&A Asset-Light Business Model Balance Sheet Proprietary & Conﬁdential | 39

# Transforming Partner Economics

| The Problem | | The Kodiak Driver Solution |
|---|---|---|
| **Limited Driver Hours per day**<br>11-hour behind the wheel maximum[1] | ››› | At least 2x as productive as a solo human driver |
| **Rising Driver Costs**<br>~68% increase in driver wages since 2014[2] (40% greater than inflation)[3] | ››› | Efficient and more predictable "driver" costs |
| **Driver Inefficiencies**<br>16% empty mileage per trip[2]<br>50+% of all fleets reported more than one hour of idling per day[4] | ››› | Enhanced fuel economy and reduced emissions through less idling and more optimal asset use |
| **Driver Safety**<br>Over 15,000 people killed in crashes involving large trucks from 2021-2023[5] | ››› | Insurance and maintenance cost savings through enhanced safety |

**Statements on this slide reflect the opinions of Kodiak management and AACT only.**

kodiak

Proprietary & Confidential | 40

Transforming Partner Economics We believe Kodiak’s autonomous solution can provide meaningful total cost of ownership beneﬁts to end customers. The Problem The Kodiak Driver Solution Limited Driver Hours per day At least 2x as productive as a solo (1) human driver 11-hour behind the wheel maximum Rising Driver Costs Efﬁcient and more predictable (2) ~68% increase in driver wages since 2014 “driver” costs (3) (40% greater than inﬂation) Driver Inefﬁciencies Enhanced fuel economy and (2) 16% empty mileage per trip reduced emissions through less 50+% of all ﬂeets reported more than one idling and more optimal asset use (4) hour of idling per day Driver Safety Insurance and maintenance cost Over 15,000 people killed in crashes savings through enhanced safety (5) involving large trucks from 2021-2023 Statements on this slide reﬂect the opinions of Kodiak management and AACT only. (1) FMCSA, Summary of Hours of Service Regulations, as of March 23, 2025. (2) American Transportation Research Institute, An Analysis of the Operational Costs of Trucking: 2024 Update, June 2024. Overall Proprietary & Conﬁdential | 40 trucking costs, driver wages, and insurance costs comparison is from 2014 to 2023. (3) Cumulative inﬂation January 2015-January 2023 BLS.gov. (4) U.S. Department of Energy, Fact #917: March 21, 2016 Work Truck Daily Idle Time by Industry, March 21, 2016. Data presented is as of 2015. (5) FMCSA, Motor Carrier Safety Progress Report Federal Motor Carrier Safety Administration, as of March 31, 2024.

# Business Model Economics

| | Per Mile License Fee | Monthly / Annual License Fee per Vehicle |
|---|---|---|
| Description | Customers pay a license fee for the software and supporting services on a per mile driven basis | Customers pay a monthly or annual license fee for the software and supporting services on a per vehicle basis |
| Current driver costs for customers | **$0.97** Current Cost per Mile of a Human Driver[1] | **$341k** Avg. Annual Cost of a Human Driver[1] |
| Incremental cost savings for customers driven by Kodiak solution | • Reduced Driver-Related Overhead<br>• Reduced Insurance Premiums<br>• Reduced Fuel Cost | |
| Total expected savings for customers from Kodiak solution | **15-35%** Savings | |
| Target long-term gross margin profile | **60-80%** on Blended Basis | |

kodiak

Proprietary & Confidential | 41

Business Model Economics Per Mile License Fee Monthly / Annual License Fee per Vehicle Description Customers pay a license fee for the software Customers pay a monthly or annual license fee and supporting services on a per mile driven for the software and supporting services on a basis per vehicle basis Current driver costs Current Cost per Mile Avg. Annual Cost for customers (1) (1) $0.97 $341k of a Human Driver of a Human Driver Incremental cost savings ● Reduced Driver-Related Overhead for customers driven by ● Reduced Insurance Premiums Kodiak solution ● Reduced Fuel Cost Total expected savings for customers from Savings 15-35% Kodiak solution Target long-term gross margin proﬁle on Blended Basis 60-80% Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or that these results will be achieved. (1) American Transportation Research Institute, An analysis of the Operational Costs of Trucking: 2024: Update, June 2024. Data as of 2023. Average Annual Cost of a Human Driver calculated by adding 2023 Driver Wages and Beneﬁts Proprietary & Conﬁdential | 41 which totals to $38.90 x Target Daily Operational Hours 24 x Target Operational Days per Year 365.

# Potential Annual Recurring Revenue per Truck

**Per Mile License Fees[1]**

275 Annual Operating Days × 18 Operating Hours per Day × 45 MPH Avg. Speed = ~225k Miles per Year

[ $0.97 Current driver cost per mile[2] + Driver Management/ Overhead, Fuel, and Insurance Costs ] × 225k Miles per Year Less 15–35% Total Expected Customer Savings = $150k–$190k Run-rate Recurring Revenue per Truck

**Monthly / Annual License Fee per Vehicle**

[ $341k Avg. Annual Cost of Human Driver[2] + Driver Accommodation, Driver Management/ Overhead, Fuel, and Insurance Costs ] Less 15–35% Total Expected Customer Savings = $230k–$300k Run-rate Recurring Revenue per Truck kodiak

Proprietary & Confidential | 42

Potential Annual Recurring Revenue per Truck 275 18 45 ~225k Annual Operating MPH Avg. Miles Operating Days Hours per Day Speed per Year Per Mile (1) License Fees Driver Management/ $0.97 225k 15-35% $150k-$190k Overhead, Fuel, and Less Insurance Costs Current driver Miles Run-rate Recurring Revenue Total Expected (2) cost per mile per Year per Truck Customer Savings Monthly / Driver Accommodation, $341k 15-35% $230k-$300k Annual License Driver Management/ Less Overhead, Fuel, and Fee per Vehicle Avg. Annual Cost Total Expected Run-rate Recurring Revenue (2) Insurance Costs of Human Driver Customer Savings per Truck Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or that these results will be achieved. (1) The assumed operational information is presented for illustrative purposes and may not reﬂect the actual output in a given period, or at all. (2) American Transportation Research Institute, An analysis of the Operational Costs of Trucking: Proprietary & Conﬁdential | 42 2024: Update, June 2024. Data as of 2023. Average Annual Cost of a Human Driver calculated by adding 2023 Driver Wages and Beneﬁts which totals to $38.90 x Target Daily Operational Hours 24 x Target Operational Days per Year 365.

Kodiak Market Opportunity and Adoption Curve Potential Near-Term Adoption Curve for Kodiak Solutions Total number of Class 8 commercial trucks (including Class 8 (1) tractors and straight trucks) in the U.S. = ~4m % of TAM < 0.1% >1,000’s of Trucks < 0.01% 100’s of Trucks < 0.001% 0.0001% 10’s of Trucks 2 Trucks Current End of 2025 End of 2026 2027 and Beyond Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or that these results will be achieved. (1) American Transportation Research Institute, An Analysis of the Operational Costs of Trucking: 2023 Update, June 2023. Total Class 8 trucks in 2021. Proprietary & Conﬁdential | 43

# Transaction Overview

06

kodiak

Proprietary and Confidential

2025

Transaction Overview Proprietary and Conﬁdential 2025 06

# Peer Valuations in Autonomous Vehicle Industry

Valuation ($b)

Oct-24: Post-money valuation
after $5.6b funding round
$45.0(1)
Trailing 6 month avg.
market cap
$11.6(2)
$2.5(3)
WAYMO
Aurora
kodiak

kodiak

Proprietary & Confidential | 45

Peer Valuations in Autonomous Vehicle Industry Valuation ($b) Oct-24: Post-money valuation after $5.6b funding round (1) $45.0 Trailing 6 month avg. market cap (2) $11.6 (3) $2.5 (1) As reported by Bloomberg, Alphabet’s Waymo Valued Above $45 Billion After Funding, October 31, 2024. (2) Aurora average of closing share price multiplied by shares outstanding over trailing 6 months,. Proprietary & Conﬁdential | 45 Source Capital IQ as of April 11, 2025. (3) Kodiak valuation based on Business Combination Agreement price.

Transaction Summary Kodiak is valued at a $2.5b pre-money equity value (1) ● $551m of cash-in-trust plus $100m PIPE used to pay down $33m of existing debt and $40m of estimated transaction (2) expenses and provide $578m of cash to the balance sheet (3)(4) ● Existing shareholders roll 100% of interest and will own ~78% of the post-SPAC equity (5) ● Private ﬁnancing raised from Ares, existing investors, and ARK Investments to support Kodiak’s growth ● 75m total earnout shares will become issuable to existing shareholders, in three equal tranches upon achievement of VWAP thresholds of $18.00, $23.00 and $28.00, respectively ● AACT will subject 50% of its founder shares (6.3m) to vesting at a VWAP trigger of $18.00 per share within the four-year Earnout Period ● One board seat and one board observer designated for Ares Select Kodiak Investors De-SPAC structure designed for alignment of interest (1) Assumes 0% redemptions. AACT total cash in trust and trust value per share as of 12/31/24. Does not account for additional accrued interest on cash in trust, which would increase the trust value per share at closing. (2) A portion of the expenses may be paid in common stock. Information assumes all expenses are paid in cash. (3) Includes existing shareholders, including shares underlying Kodiak options and warrants, conversions of Simple Agreements for Future Equity (“SAFEs”) and conversion of Second Lien Convertible Notes; excludes earnout shares. Second Lien Convertible Notes convert at a 10% discount to the lowest PIPE price and conversion value includes accrued PIK interest. Numbers may not Proprietary & Conﬁdential | 46 tie due to rounding. (4) Assumes completion of contemplated $100 million PIPE. (5) As of March 31, 2025, Kodiak had cash and cash equivalents of approximately $49.4 million, pro forma for the funding of the private ﬁnancing entered into in connection with the business combination agreement.

Transaction Summary Estimated Sources & Uses (1,2,3) (1,2,3) Sources ($m) Uses ($m) Net Cash to Balance Sheet $578 AACT Cash in Trust $551 Cash to Debt Paydown 33 Equity Rollover 2,500 AACT Sponsor 69 Estimated Transaction Expenses 40 (4) PIPE 100 Equity Rollover 2,500 AACT Sponsor 69 Total Sources $3,219 Total Uses $3,219 Illustrative Pro-Forma Ownership (%) at Closing Illustrative Pro-forma Valuation $ in m except per share amounts 17% AACT Public Shareholders (1) Trust Value per Share $11.01 (4) (3) 3% PIPE Investors Pro-Forma Shares Outstanding 293 2% AACT Sponsor Pro-Forma Equity Value $3,224 Net Cash (578) Pro-Forma Enterprise Value $2,647 (2) 78% Equity Rollover (1) Assumes 0% redemptions. AACT total cash in trust and trust value per share as of 12/31/24. Does not account for additional accrued interest on cash in trust, which would increase the trust value per share at closing. Business combination consideration to be calculated based on the redemption price of public shares in connection with closing. (2) Includes existing shareholders, including shares underlying Kodiak options and warrants, conversions of Simple Agreements for Future Equity (“SAFEs”) and conversion of Second Lien Convertible Notes; excludes earnout shares. Second Lien Convertible Notes convert at a 10% discount to the lowest PIPE price and conversion value includes accrued PIK interest. Numbers may not tie due to rounding. (3) A portion of the expenses may be paid in common stock. Information assumes all expenses are paid in cash. (4) Assumes: (i) completion of contemplated $100 million Proprietary & Conﬁdential | 47 PIPE; and (ii) 50% of PIPE prices at discount. PIPE is priced at: (i) trust value per share; or (ii) 10% discount to trust value per share for investments of +$50 million. As of April 14, 2025, $60 million of PIPE investment has committed.

# Summary

07

kodiak

Proprietary and Confidential

2025

Summary Proprietary and Conﬁdential 2025 07

# Why Kodiak

## 01 $4t+ TAM(1)

Significant TAM in target industries ripe for innovation

- Commercial Trucking
- Public Sector

## 02 Autonomous Tailwinds

Solving major challenges faced by customers in target industries

- Safety risks
- Labor shortage
- Rising costs
- Inefficient asset use

## 03 Revenue Generating

Trucks making autonomous deliveries today

- Customer-owned trucks in Permian Basin
- Making deliveries with leading shippers and carriers across extensive operational network with Kodiak's autonomous fleet

## 04 Single Technology Platform

Unified hardware and software architecture across deployments

- Reliable
- Scalable
- Efficient

## 05 Strong Customer Traction

Partner-first approach proving technology extensibility

- Atlas partnership
- OTR customer testing
- ~$30m received under DoD contract

## 06 Deep Management Bench

Led by autonomous and trucking industry veterans with significant experience across AI, Software, Hardware, and Operations kodiak

Proprietary & Confidential | 49

Why Kodiak Kodiak is the only autonomous trucking company to deploy driverless units into customer ﬂeets. Autonomous Revenue (1) $4t+ TAM Tailwinds Generating 01 02 03 Signiﬁcant TAM in target industries ripe Solving major challenges faced by Trucks making autonomous deliveries for innovation customers in target industries today ● Commercial Trucking● Safety risks● Customer-owned trucks in Permian Basin ● Public Sector● Labor shortage ● Making deliveries with leading ● Rising costs shippers and carriers across ● Inefﬁcient asset use extensive operational network with Kodiak’s autonomous ﬂeet Single Technology Strong Customer Deep Management Platform Traction Bench 04 05 06 Uniﬁed hardware and software Partner-ﬁrst approach proving Led by autonomous and trucking architecture across deployments technology extensibility industry veterans with signiﬁcant experience across AI, Software, Hardware, ● Reliable● Atlas partnership and Operations ● Scalable● OTR customer testing ● Efﬁcient● ~$30m received under DoD contract (1) Veriﬁed Market Research, Road Freight Transportation Market Size and Forecast. TAM presented is as of 2023 for the global road freight transportation market. Proprietary & Conﬁdential | 49

# Appendix

08

kodiak

Proprietary and Confidential

2025

Appendix z Proprietary and Conﬁdential 2025 08

# Safety

Self-driving truck
Building the world's safest driver.
kodiak

09

kodiak

Proprietary and Confidential

2025

Safety Proprietary and Conﬁdential 2025 09

# Quantifying Safety with Probabilistic Risk Assessment

Traditional automotive safety standards are powerful tools for managing the risks of traditional automotive components, but are an imperfect fit for identifying and quantifying the behavioral safety risks we encounter on-road.

Kodiak leverages the Probabilistic Risk Assessment (PRA), a technique refined in the nuclear and aerospace industries, to quantify safety.

The PRA is fully reusable across verticals, supporting consistency in safety evaluation and enabling a cross-vertical safety case.

Our PRA uses Bayesian probabilistic modeling to estimate the expected per-mile incident rate for autonomous vehicles.

This modeling integrates multiple sources of data, including:

- Real-world testing and operations
- Simulation and engineering analysis
- ODD knowledge
- Other data

kodiak

Proprietary & Confidential | 52

Quantifying Safety with Probabilistic Risk Assessment Traditional automotive safety standards are powerful Our PRA uses Bayesian probabilistic modeling to tools for managing the risks of traditional automotive estimate the expected per-mile incident rate for components, but are an imperfect ﬁt for identifying and autonomous vehicles. quantifying the behavioral safety risks we encounter on-road. This modeling integrates multiple sources of data, including: Kodiak leverages the Probabilistic Risk Assessment (PRA), ● Real-world testing and operations ● Simulation and engineering analysis a technique reﬁned in the nuclear and aerospace ● ODD knowledge industries, to quantify safety. ● Other data PRA provides a rigorous, data-driven assessment of risk, supporting a measurable and justiﬁable path to deployment readiness, while helping to identify the highest-priority areas for improvement. PRA results are benchmarked against real-world, third-party human driver data to determine whether The PRA is fully reusable across verticals, supporting Kodiak’s system meets or exceeds human-level safety consistency in safety evaluation and enabling a performance. cross-vertical safety case. Proprietary & Conﬁdential | 52

# Mapping Risk: Kodiak's PRA Model

Kodiak's PRA model breaks down risks into testable and measurable scenarios, starting broad and progressively narrowing into specific, quantifiable events like "pedestrian-in-lane exposures per mile."

As Kodiak continuously expands and refines our PRA model, we systematically determine new engineering priorities, ensuring continuous refinement and ongoing safety improvements.

All Collisions
Vehicle
Autonomy
Oncoming Vehicle
Overtaking Vehicle
Static Vehicle
Intersection
Other
Fallback
Pedestrian
Emergency Braking
VRU

kodiak

Proprietary & Confidential | 53

Mapping Risk: Kodiak’s PRA Model Kodiak’s PRA model breaks down risks into testable and Oncoming measurable scenarios, starting broad and progressively Vehicle narrowing into speciﬁc, quantiﬁable events like pedestrian-in-lane exposures per mile. Overtaking Vehicle This structured risk taxonomy substantiates a precise assessment of our autonomy system’s performance Static under real-world conditions. Vehicle By pinpointing key sources of risk, the PRA allows us to Intersection prioritize development towards the highest-impact scenarios, enabling Kodiak to develop a safe system with Fallback Other a small, focused team. Pedestrian VRU Emergency As Kodiak continuously expands and reﬁnes our PRA Braking model, we systematically determine new engineering priorities, ensuring continuous reﬁnement and ongoing Illustrative example highlighting relative risk levels by type. Focusing on safety improvements. high-risk scenarios helps engineering prioritize development. Proprietary & Conﬁdential | 53 All Collisions Vehicle Autonomy

# A Continuous Learning Flywheel

Risk-informed engineering starts with uncertainty and assumptions. Using PRA, we identify and prioritize risks, guiding engineering efforts to mitigate them.

Test & analyze the system
Estimate the risks with PRA
Prioritize the risks
Reduce exposure and/or improve performance

kodiak
Proprietary & Confidential | 54

Prioritize the risks A Continuous Learning Flywheel Risk-informed engineering starts with uncertainty and Test & analyze assumptions. Using PRA, we identify and prioritize risks, the system guiding engineering efforts to mitigate them. Once improvements are made—through software, hardware, or risk model updates—we reanalyze residual risks, update PRA, and repeat the process. This iterative cycle enabled driverless operations in 2024 and now scales to new ODDs. By continuously monitoring, updating, and reﬁning safety, Kodiak maintains a live safety case, supporting real-time risk management. Proprietary & Conﬁdential | 54 Reduce exposure and/or improve performance Estimate the risks with PRA

# Risk Factors

10

kodiak Proprietary and Confidential 2025

Risk Factors Proprietary and Conﬁdential 2025 10

Risk Factors RISKS RELATED TO KODIAK’S BUSINESS● Any failure to commercialize our strategic plans at scale may adversely affect ● Autonomous driving is an emerging and rapidly evolving technology and our business, ﬁnancial condition and results of operations. involves signiﬁcant risks and uncertainties. ● We may experience difﬁculties in managing our growth and expanding our ● We have incurred net losses since our inception, and we may not be able to operations. achieve or maintain proﬁtability in the future.● Our success is contingent on our ability to successfully maintain, manage, ● Our limited operating history makes it difﬁcult to evaluate our future execute, retain, and expand our existing customer and partnership prospects and the risks and challenges we may encounter. relationships and obtain new customers and partners which may adversely ● It is possible that our technology will have more limited performance or affect our business, ﬁnancial condition and results of operations. technology development and commercialization may take us longer to ● We depend on the experience and expertise of our senior management team, complete than is currently projected. engineers, and certain other key employees. The loss of any executive ofﬁcer ● Any ﬂaws or misuse of autonomous driving technologies, whether actual or or key employee, or the inability to identify and recruit key employees in a perceived, intended or inadvertent, committed by us or by other third parties, timely manner, may adversely affect our business, ﬁnancial condition and may adversely affect our business, ﬁnancial condition and results of results of operations. operations.● We rely on a limited number of customers for a signiﬁcant portion of our ● Our products and services may not function as intended due to errors in our revenue, and the loss of any one of those customers may adversely affect our software, systems or processes, or human error in administering these business, ﬁnancial condition and results of operations. systems or processes, which may adversely affect our business, ﬁnancial ● We rely on third party suppliers and because some of the key components in condition and results of operations. our products come from limited or sole sources of supply, we are susceptible ● It is possible that the unit economics of our autonomous vehicles do not to supply shortages, long lead times for components, and supply changes. materialize as expected, which may adversely affect our business, ﬁnancial ● We are subject to governmental export and import control laws and condition and results of operations. regulations and trade and economic sanctions, as well as current and potential ● Our services and technology may not be accepted and adopted by the market tariffs on the components of our products. Our failure to comply with these at the pace we expect or at all. laws and regulations and tariffs or unfavorable changes in these laws and ● Our brand and reputation may be harmed by negative publicity or safety and regulations and tariffs may adversely affect our business, prospects, ﬁnancial other concerns. Failure to maintain, protect and enhance our brand may limit condition and results of operations. our ability to expand or retain our customer base.● Issues relating to our use of artiﬁcial intelligence, combined with an uncertain ● We operate in a highly competitive market and some market participants have legal and regulatory environment, may adversely affect our business, ﬁnancial substantially greater resources. If we are unable to compete effectively, our condition and results of operations. business, ﬁnancial condition and results of operations would be adversely affected. Proprietary & Conﬁdential | 56

Risk Factors (continued) ● Unauthorized control or manipulation of systems in autonomous vehicles may ● We are subject to anti-corruption, anti-bribery, anti-money laundering, and cause them to operate improperly or not at all, or compromise their safety and similar laws, and non-compliance with such laws can subject us to data security, which may result in loss of conﬁdence in us and our products administrative, civil and criminal ﬁnes and penalties, collateral consequences, and adversely affect our business, ﬁnancial condition and results of remedial measures and legal expenses, all of which may adversely affect our operations. business, ﬁnancial condition and results of operations. ● Our future insurance coverage may not be adequate to protect us from all business risks or may be prohibitively expensive. RISKS RELATED TO OUR INTELLECTUAL PROPERTY RIGHTS ● We are subject to cybersecurity risks to operational systems, security ● We may not be able to adequately establish, maintain, protect and enforce our systems, infrastructure, integrated software and partners’ and end-customers’ intellectual property and proprietary rights or prevent others from data processed by us or third-party vendors or suppliers and any material unauthorized use of our technology and intellectual property rights, which may failure, weakness, interruption, cyber event, incident or breach of security may adversely affect our business, ﬁnancial condition and results of operations. prevent us from effectively operating our business.● We may be subject to intellectual property infringement claims, which may be ● Interruption or failure of information technology and communications systems expensive and time-consuming to defend, may require us to pay signiﬁcant that we rely upon may adversely affect our business, ﬁnancial condition and damages and may limit our ability to use certain technologies, which may results of operations. adversely affect our business, ﬁnancial condition, and results of operations. ● Our intellectual property rights applications for registration may not issue or RISKS RELATED TO OUR LEGAL AND REGULATORY ENVIRONMENT be registered, which may adversely affect our ability to prevent others from ● We are subject to substantial regulations, including regulations governing commercially exploiting products similar to ours. autonomous vehicles, and unfavorable changes to, or failure by us to comply ● We may not be able to protect our intellectual property rights globally, and with, these regulations may adversely affect our business, ﬁnancial condition changes in patent law may diminish the value of patents in general, thereby and results of operations. impairing our ability to protect our products. ● Our business may be adversely affected by changes in automotive or ● In addition to patented technology, we rely on our unpatented proprietary autonomy safety regulations, enforcement of such regulations, or concerns technology, trade secrets, processes and know-how. that drive further regulation of the autonomous vehicle and trucking ● Our third-party manufacturers and suppliers have access to our protected industries. intellectual property, which may adversely affect our ability to protect our ● We may be subject to claims, lawsuits, government actions, inquiries or trade secrets and enable others to commercially exploit products similar to investigations, and other proceedings that may adversely affect our business, ours. ﬁnancial condition and results of operations.● We use open-source software in our products, which may subject us to ● We may be subject to product liability that may result in signiﬁcant direct or litigation or other actions, which may adversely affect our business, ﬁnancial indirect costs which may adversely affect our business, ﬁnancial condition and condition, and results of operations. results of operations. Proprietary & Conﬁdential | 57

# Risk Factors (continued)

**RISKS RELATED TO GOVERNMENT CONTRACTS**

**RISKS RELATED TO FINANCIAL AND TAX MATTERS**

- We require a significant amount of capital to fund our operations and growth, and we may require significantly more capital investment to run our business than previously expected. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and results of operations may be adversely affected.
- The terms of any financing that we pursue may be less favorable than previously anticipated and could become less favorable depending on the amount of capital we may require.
- We may incur substantial indebtedness and any failure to meet our debt obligations may adversely affect our business, financial condition and results of operations.
- Our credit facilities contain restrictive covenants and other terms that may limit our operating flexibility, which may adversely affect our business, financial condition and results of operations.
- We rely on assumptions and estimates to calculate certain of our metrics and unit economics and other figures presented herein, and real or perceived inaccuracies in such metrics may adversely affect our reputation and our business, financial condition and results of operations.
- If we fail to develop or maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations may be impaired, which may adversely affect our business, financial condition and results of operations.
- If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations may be adversely affected.

**GENERAL AND MACROECONOMIC RISKS**

**RISKS RELATED TO THE PROPOSED BUSINESS COMBINATION**

kodiak

Proprietary & Confidential | 58

Risk Factors (continued) RISKS RELATED TO GOVERNMENT CONTRACTS● Our credit facilities contain restrictive covenants and other terms that may ● A signiﬁcant portion of our historical revenue has depended on sales to the limit our operating ﬂexibility, which may adversely affect our business, ﬁnancial public sector, and our failure to receive government contracts or changes in condition and results of operations. the contracting or ﬁscal policies of the public sector may adversely affect our ● We rely on assumptions and estimates to calculate certain of our metrics and business, ﬁnancial condition, results of operations, and growth prospects. unit economics and other ﬁgures presented herein, and real or perceived ● Evolving government procurement policies and increased emphasis on cost inaccuracies in such metrics may adversely affect our reputation and our over performance may adversely affect our business. business, ﬁnancial condition and results of operations. ● A decline in the U.S. budget, changes in spending or budgetary priorities, or ● If we fail to develop or maintain an effective system of disclosure controls and delays in contract awards have affected and may continue to signiﬁcantly and internal control over ﬁnancial reporting, our ability to produce timely and adversely affect our future revenue and operations. accurate ﬁnancial statements or comply with applicable regulations may be ● Our contracts with the public sector entities may be terminated by such impaired, which may adversely affect our business, ﬁnancial condition and customer at any time for convenience and ay contain other provisions results of operations. permitting the customer to discontinue contract performance, and if ● If our estimates or judgments relating to our critical accounting policies prove terminated contracts are not replaced, our results of operations may differ to be incorrect, our results of operations may be adversely affected. materially and adversely from those anticipated or from our historical results. In addition, contracts with public sector customers often contain provisions GENERAL AND MACROECONOMIC RISKS with additional rights and remedies favorable to such customers that are not ● Our business is subject to the risks of earthquakes, ﬁre, ﬂoods and other typically found in other commercial contracts. natural catastrophic events, global pandemics, and interruptions by man-made problems, such as terrorism. Material disruptions of our business RISKS RELATED TO FINANCIAL AND TAX MATTERS or information systems resulting from these events may adversely affect our ● We require a signiﬁcant amount of capital to fund our operations and growth, business, ﬁnancial condition and results of operations. and we may require signiﬁcantly more capital investment to run our business ● General business, political and economic conditions, and risks related to the than previously expected. If we cannot obtain sufﬁcient capital on acceptable larger trucking, industrial, oil and gas, and public sector ecosystems, may terms, our business, ﬁnancial condition and results of operations may be adversely affect our business, ﬁnancial condition and results of operations. adversely affected. ● The terms of any ﬁnancing that we pursue may be less favorable than RISKS RELATED TO THE PROPOSED BUSINESS COMBINATION previously anticipated and could become less favorable depending on the ● The consummation of the Proposed Business Combination is expected to be amount of capital we may require. subject to a number of conditions and, if those conditions are not satisﬁed or ● We may incur substantial indebtedness and any failure to meet our debt waived, any deﬁnitive agreement relating to the Proposed Business obligations may adversely affect our business, ﬁnancial condition and results Combination may be terminated in accordance with its terms and the of operations. Proposed Business Combination may not be completed. Proprietary & Conﬁdential | 58

Risk Factors (continued) ● The ability of AACT’s shareholders to exercise redemption rights with respect to a large number of outstanding Class A ordinary shares may prevent AACT from completing the Proposed Business Combination or optimizing its capital structure. ● The beneﬁts of the Proposed Business Combination may not be realized to the extent currently anticipated by AACT and Kodiak, or at all. The ability to recognize any such beneﬁts may be affected by, among other things, competition, the ability of the combined company to grow and manage growth proﬁtably, maintain relationships with customers and suppliers and retain its management and key employees. ● AACT and Kodiak will incur signiﬁcant transaction and transition costs in connection with the Proposed Business Combination, which could be higher than currently anticipated. ● Some of AACT’s executive ofﬁcers and directors may have conﬂicts of interest that may inﬂuence or have inﬂuenced them to support or approve the Proposed Business Combination without regard to your interests or in determining whether Kodiak is an appropriate target for AACT’s initial business combination. ● There are risks to unafﬁliated investors by taking Kodiak public through a business combination rather than through an underwritten offering. ● An active trading market for the combined company’s securities may not develop, which may limit your ability to sell such securities. ● After the closing of the Proposed Business Combination, sales of a substantial number of shares of the combined company’s stock in the public market by existing shareholders could cause the stock price to decline. ● After the closing of the Proposed Business Combination, a signiﬁcant number of shares of the combined company’s stock will be subject to issuance upon exercise of outstanding warrants, which may result in dilution to the combined company’s shareholders. Proprietary & Conﬁdential | 59